WPP

ANNUAL REPORT & ACCOUNTS 2024



WPP IS THE CREATIVE TRANSFORMATION COMPANY

OUR VISION

For more on our work see page 7

To be the most creative company in the world

OUR PURPOSE

For more on our purpose see page 38

We use the power of creativity to build better futures for our people, planet, clients and communities

OUR STRATEGY

For more on our strategy see page 16

Our strategy aims to capture the opportunities offered by AI, maximise the potential of our offer to clients and deliver faster growth, higher margins and improved cash generation

- Lead through AI, data and technology
- Accelerate growth through the power of creative transformation
- Build world-class, market-leading brands
- Execute efficiently to drive strong financial returns

Underpinned by a disciplined approach to capital allocation

AI COVER ART

Our AI cover art was created on WPP Open by our in-house creative technologists. The imagery combines high-fidelity 3D models in NVIDIA Omniverse™ with WPP Open's generative AI capabilities

For more on WPP Open see page 18

WPP Open

WPP Open, our AI-powered marketing operating system, drives creative transformation for the world's biggest brands

CONTENTS

STRATEGIC REPORT

CORPORATE GOVERNANCE

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

ABOUT THIS REPORT

WHAT'S INSIDE

This report provides an update on our strategic progress, financial performance and sustainability activities for the year ended 31 December 2024

SUSTAINABILITY

We highlight our performance related to environmental, social and governance (ESG) topics in this report, starting on page 36. For a more in-depth account, please see this year's Sustainability Report at wpp.com/sustainabilityreport2024



PEOPLE
PLANET
CLIENTS
COMMUNITIES
WPP

ADDITIONAL CONTENT

Scan the QR codes throughout the report to access further content online

Signposts where to find related information within this report

Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

ANNUAL REPORT ONLINE

An online version of this report, along with supplementary information and disclosures, is available at wpp.com/annualreport2024



ANNUAL REPORT 2024

AT A GLANCE
OUR COMPANY

We are a world leader in marketing services, with deep AI, data and technology capabilities, global presence and unrivalled creative talent

108,000 people

Delivering excellence and driving growth for our clients

See page 42 for more



100+ countries

Our global footprint is a key differentiator

See page 10 for more



Top 10 markets

Leading brands

Home to powerful agency brands

See page 28 for more

VML, Ogilvy, AKQA, Hogarth, groupm, Burson

Innovation

Deep AI expertise, world-class data capabilities and cutting-edge technology

See page 18 for more

WPP Open

WPP Open, our AI-powered marketing operating system, enables the biggest global marketers to transform their processes, deliver efficiencies and accelerate business growth

Our clients

WPP clients include many of the biggest companies and advertisers in the world. Our top ten clients represent 20% of revenue less pass-through costs

See page 24 for more

Apple, BAT, Colgate-Palmolive, Comcast, Ford, Google, Nestlé, Mars, The Coca-Cola Company, Unilever

OUR PERFORMANCE

Although challenging trading conditions weighed on our top-line performance, we further improved our margin, cash conversion and a number of other key performance indicators

Stable revenue and profitability

REVENUE

£14.7bn
(2023: £14.8bn)

REVENUE LESS PASS-THROUGH COSTS[1]

£11.4bn
(2023: £11.9bn)

OPERATING PROFIT

£1.3bn
(2023: £0.5bn)

HEADLINE OPERATING MARGIN[2]

15.0%
(2023: 14.8%)

See page 68 for more

Increased returns to shareholders based on strong financial foundations

DILUTED EARNINGS PER SHARE

49.4p
(2023: 10.1p)

DIVIDEND PER SHARE

39.4p
(2023: 39.4p)

ADJUSTED OPERATING CASH FLOW CONVERSION[3]

86%
(2023: 73%)

AVERAGE ADJUSTED NET DEBT/HEADLINE EBITDA[3]

1.80x
(2023: 1.83x)

See page 62 for more

Continued progress on our key non-financial performance indicators

PROPORTION OF WOMEN IN EXECUTIVE LEADERSHIP ROLES[4]

42% ✓
(2023: 41%)

ELECTRICITY PURCHASED FROM RENEWABLE SOURCES

93% ✓
(2023: 88%)

CLIENT NET PROMOTER SCORE

31.4
(2023: 27.5)

WPP OPEN MONTHLY ACTIVE USERS

33,000
(2023: 10,000)

See page 67 for more

1 The Group uses alternative performance measures in explaining its results, which are described from page 196
2 Headline operating profit of £1,707 million (2023: £1,750 million) as a percentage of revenue less pass-through costs of £11,359 million (2023: £11,860 million). Reported profit before tax was £1,031 million (2023: £346 million)
3 See definitions in the Glossary from page 203
4 In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the board and executive leadership population (see WPP Sustainability Reporting Criteria 2024)

✓ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

CHIEF EXECUTIVE'S STATEMENT



"WPP OPEN WAS CENTRAL TO OUR BIGGEST PITCH SUCCESSES IN 2024 AS IT BECOMES INCREASINGLY EMBEDDED AT THE HEART OF OUR OFFER AND WAYS OF WORKING"

MARK READ
CHIEF EXECUTIVE OFFICER

In 2024 the advertising industry surpassed $1 trillion in total revenue for the first time in history, as brands continued to invest in marketing services as a core component of their wider strategies.

What we do is not simply important for clients – it's a prerequisite for business success. They look to us to inspire their customers, launch new products, manage their reputations and grow their businesses.

At the same time, the marketing ecosystem is becoming more complex, as channels, platforms and technologies rapidly evolve and proliferate.

So clients are also looking for partners who can help them navigate this complexity, and transform their marketing operations to keep pace with change.

Each of these trends underscores the highly valuable nature of our work, and the opportunities ahead of us.

THE OPPORTUNITY OF AI

The biggest of those opportunities is to be found in the application of artificial intelligence to marketing.

Over the last 25 years, the internet has transformed the business of marketing, and driven our growth as a company. At WPP, we believe that the impact of AI will be equally – if not more – profound.

AI is touching every single aspect of how we work: augmenting our creativity, increasing the volume of quality content we are able to produce for our clients, unlocking new levels of sophistication and effectiveness in media planning. All at the speed and scale enabled by advanced AI models.

This creates huge potential for WPP, our clients and our shareholders. As well as enhanced creative output, AI promises a step-change in efficiency and productivity, allowing us to deliver more work with the same resources, alongside better outcomes for our clients.

To ensure we realise the opportunity of AI, we have been building on the leadership position we established a number of years ago when we acquired Satalia, the cutting-edge AI technology company, in 2021.

Acting as a hub for AI expertise across the whole of WPP, Satalia has allowed us to build and train state-of-the-art AI models for our clients, and to develop the "Brains" that sit behind our AI-powered marketing operating system, WPP Open.

LEADING THROUGH WPP OPEN

Our investment in WPP Open has differentiated us from our peers and means we now offer clients the industry's most advanced end-to-end marketing platform.

It allows our teams to generate insights, develop strategy, move seamlessly from ideas to near-finished executions, test them against synthetic audiences, plan and activate campaigns, and manage commerce channels through to the point of purchase.

These are just some of the capabilities of WPP Open, and the reason 33,000 of our people were using it each month by the end of 2024 – a figure that continues to grow. Client adoption is also growing, with major brands including Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company all seeing the benefits.

WPP Open was central to our biggest pitch successes in 2024, including Amazon, Unilever and Johnson & Johnson, as it becomes increasingly embedded at the heart of our offer and ways of working.

Innovation in the world of AI is happening at a dizzying pace, and to maintain our lead we are increasing our annual investment in WPP Open from £250 million in 2024 to £300 million in 2025.

Read more about WPP Open and our investment in AI, data and technology from page 18 of this report

INVESTING FOR THE LONG-TERM

During the dotcom boom, when people were trying to figure out whether the internet was an opportunity or a threat, and whether to maintain or pull their investment, those who stayed the course were those who came out on top.

The same will apply in the marketing services industry today. While we can already measure the success of our AI investments in pitch win rates, client adoption and employee uptake, the ultimate yardstick will be top-line growth.

I believe the decisions we are making now will create the foundations for accelerated growth, as we build a stronger WPP for a very different future.

Another critical part of that process has been the streamlining of our once highly complex client-facing structure.

2024 marked the first year of operation of our two newly created agencies: Burson, formed from the merger of BCW and Hill & Knowlton; and VML, which brought together VMLY&R and Wunderman Thompson.

We also continued to simplify GroupM, our largest business, through the consolidation programme announced in 2023, and sold FGS Global, delivering significant value for our shareholders and further sharpening our focus on our core business.

As a result of the changes we have made, today we serve clients primarily through six agency networks – AKQA, Burson, GroupM, Hogarth, Ogilvy and VML – that represent more than 90% of our revenue.

This simpler structure has enabled a stronger, more integrated offer across our creative, production, commerce and media capabilities, supporting an improved new business performance in the second half of 2024, and good growth across our top 25 clients of 2.0% for the full year.

STRONGER MARGIN AND CASH, DESPITE TOP-LINE PRESSURE

It has also helped to make our operations more efficient, contributing to a higher headline operating margin, improved cash conversion and a stronger balance sheet – giving us greater flexibility for the year ahead.

We anticipate that the impact of our structural actions on the top line will be somewhat slower to come through, as we continue to build a platform for stronger growth in the future. It also takes time for new business wins to translate into revenue.

Our top-line performance in 2024 was impacted by the effect of historical client assignment losses, challenging conditions in China and weaker discretionary client spending in the final quarter. Like-for-like revenue less pass-through costs fell by 1.0% for the year.

In these uncertain times we remain cautious on the macro environment. We expect 2025 to be a year of transition for GroupM as a new leadership team implements its plans and laps prior client losses. At the same time, we anticipate a better year for our creative agencies, and that our top-line performance will improve in the second half of 2025.

We expect trading in China to continue to be difficult in the first half of this year, with some improvement later in 2025. The actions taken by the new China management team – including to address GroupM's specific challenges – will build on our leadership position and strengthen our business over the medium-term in what remains an important market for WPP.

Read more about our financial performance and outlook in the Chief Financial Officer's statement from page 62 of this report

Despite the disappointing end to 2024 and the challenging short-term outlook, we continue to be confident in our medium-term targets. We believe our strategy – described in detail from page 16 – will produce stronger growth and greater value for our shareholders.

PRIORITIES FOR 2025

To achieve this, our priorities for 2025 are to deliver on the promise of WPP Open, to get GroupM in good shape for stronger growth, and to win more pitches through our increasingly integrated proposition to clients.

Our additional investment in WPP Open is designed to keep it at the forefront of AI in our industry, and as we deploy it across the entire company we aim to increase usage to every client-facing role in WPP.

In September we were delighted to welcome Brian Lesser back to WPP as the new CEO of GroupM. Brian was previously Chairman and CEO of InfoSum, a leading marketing data company, and prior to that he led the Xandr advertising business at AT&T.

He spent 10 years at WPP, most recently as CEO of GroupM North America, and was the driving force behind the creation of Xaxis – the agency world's first programmatic buying platform, and probably the first technology-led proprietary media business.

Since rejoining us Brian has put in place a new leadership team at GroupM, which is implementing a comprehensive plan to build on progress to date and improve the competitiveness of our media offer globally, with a particular focus on the US.

Leveraging the full benefit of AI, data and technology at GroupM is key to closing the growth gap with our best-performing peers; further investment in WPP Open's Media Studio and in next-generation proprietary media products will strengthen existing client relationships and drive new business performance.

Across the whole of WPP, pitches in 2024 with WPP Open at the heart had a higher win rate, and in 2025 we aim to make sure there are no pitches without it.

Technology – and AI in particular – is enabling unprecedented levels of connection between previously separate marketing disciplines, allowing us to offer the truly integrated solutions that clients increasingly expect.

Within this, creativity remains more important than ever. Our creative and production capabilities are market-leading and often the decisive factor when clients choose our offer ahead of our peers.

CHIEF EXECUTIVE'S STATEMENT CONTINUED

"THE CREATIVE EXCELLENCE OF OUR PEOPLE AND WHAT THEY DO FOR OUR CLIENTS CONTINUED TO BE RECOGNISED BY THE INDUSTRY IN 2024"

As brands seek partners to help them transform their marketing models, we are well placed to meet this demand, as we are already seeing with our biggest clients. In many ways providing marketing services will become more like providing technology services, with fewer partners, greater standardisation and new commercial models.

And finally, our efforts will be underpinned by more efficient operations and strict capital allocation.

Taken together, these actions will position us to deliver improved growth rates alongside financial stability, against a backdrop of continued economic and geopolitical uncertainty.

CULTURE AND COMPLEXITY

In today's complex world, a pressing question for brands and organisations is whether to engage on social issues in a more contested public arena, and how to navigate the expectations of different audiences with competing views on sensitive topics.

With political events much has changed over the last year. Some things, though, have not changed. At WPP our aim has always been to foster a culture of respect for one another in which everyone feels they belong and has the same opportunities to progress in their careers.

We also believe a workforce that reflects the world around us, and the consumers our clients want to reach, helps us do the best work and is good for business.

Like all companies with operations in the United States, we are monitoring developments and keeping any implications for our business under ongoing review. We will continue to meet legal requirements in all our markets.

SKILLS FOR TODAY, AND THE FUTURE

WPP is a people business, and it is vital that we equip our employees with the skills they need to succeed in a fast-changing world.

In 2024 we expanded the scope of our Future Readiness Academies, our on-demand training platform, adding modules such as advanced AI training to help our people build essential skills in areas like prompt engineering and apply AI in practical, real-world scenarios.

More than 30,000 people have completed over 108,000 Future Readiness Academies lessons, demonstrating the appetite for learning, development and future-facing skills within WPP.

In today's connected ecosystem, we need our people's capabilities to span the full range of technology partners and platforms. In 2024 WPP employees earned more than 21,000 accreditations from technology partners such as Adobe, Google, Meta, Microsoft and TikTok.

One of the most important factors for career and skills development is spending enough time together with colleagues in person. As well as making it easier to learn from one other and mentor those starting out in their careers, it also enables more effective collaboration and stronger culture.

That's why, from April this year, we are asking most of our people to spend an average of four days a week in the office, while continuing to provide additional flexibility for those who need it.

Developing emerging industry talent is a top priority for WPP, and our Creative Tech Apprenticeships are a great example of how we do that. This nine-month paid programme is designed to furnish participants with next-generation skills in AI, creative coding and virtual production.

Apprentices gain hands-on experience with leading brands, and most go on to secure roles with Hogarth, our global production agency – providing a career path for them and a pipeline of talent for WPP.

Read more on our people strategy from page 42 of this report

OUTSTANDING WORK

Talent remains a vital ingredient of WPP's success, and the outstanding work our clients have come to expect from us.

The creative excellence of our people and what they do for our clients continued to be recognised by the industry in 2024.

We were extremely proud when Unilever was named Creative Marketer of the Year at the Cannes Lions International Festival of Creativity, due in part to our work for its brands, and when The Coca-Cola Company, whose global marketing partner is our dedicated agency WPP Open X, won Creative Brand of the Year for the first time in its long history.

It was also wonderful to see Ogilvy pick up Creative Network of the Year, while WPP regained the title of Creative Company of the Year and GroupM emerged as the leading media group at the festival.

Another great showcase for the best in our industry is the Super Bowl, which this year once again featured many brilliant examples of our agencies' creative output, while GroupM oversaw 20 different spots on national media.

It's another reminder of the visibility, cultural impact and high-value nature of what we do. Advertisers invest millions of dollars in these moments, as they seek to stand out and make a connection with consumers, and they entrust their brands to us in the process.

Such relationships of trust with the world's leading brands are one of the hallmarks of WPP. Our clients include four of the five most valuable companies in the world (Amazon, Apple, Google and Microsoft) and we partner closely with the fifth (NVIDIA). And in 2024 our net promoter score among our biggest global clients rose to a record high.

As we look ahead to the rest of 2025, we are more determined than ever to deliver for those who rely on our services. My thanks go to our fantastic clients, and to all the talented people at WPP behind the great work we do for them.

Mark Read
Chief Executive Officer
28 March 2025

OUR WORK

In 2024 we delivered imaginative, impactful and technology-driven campaigns for many of the world's leading brands



HELLMANN'S (UNILEVER): MAYO CAT
The cat on a mission to save human food


CeraVe
Moisturizing Cream

CERAVE (L'ORÉAL): MICHAEL CERAVE
Is actor Michael Cera really the brains behind CeraVe skincare?


Coke SOUNDZ
Coke SOUNDZ

THE COCA-COLA COMPANY: COKE SOUNDZ
Uplifting the world through AI-powered sounds


BLACKPINK
OREO

OREO (MONDELĒZ): BLACKPINK IN YOUR OREO
When the world's #1 cookie met the world's #1 girl band



UPS: A BETTER WAY TO DELIVER
Elevating ecommerce in support of small businesses


VANISHING EMAILS

AMAZON WEB SERVICES: VANISHING EMAILS
Cutting back the carbon footprint of expired emails

WORKING AT WPP

Working at WPP means being part of a global network of world-class agencies, where our people can learn new skills, pursue fresh opportunities and build exciting careers

See page 42





LEARNING

108,000+

Future Readiness Academies training sessions, including advanced AI modules

OUR VALUES

- open
- optimistic
- extraordinary



RECOGNITION

WPP

a Financial Times Best Employer




WPP
GLOBAL CEO
TOWNHALL

WORKPLACES

47

modern, inspiring campuses across the globe





ENGAGEMENT

79,000

responses to our All In staff survey 2024

INVESTMENT CASE

Our global scale, strong client relationships and leading capabilities underpin our strategy to accelerate growth and drive shareholder returns

GLOBAL REACH AND SCALE	Our global network of world-class agencies provides comprehensive geographic reach and services across all areas of modern marketing	**100+** countries in our global network
ATTRACTIVE AND GROWING ADDRESSABLE MARKETS	Ongoing client demand for integrated marketing services is driven by an increasingly complex ecosystem and new opportunities from technology-led services, such as AI	**6.9%** estimated compound annual growth in global advertising revenue 2023-2029[1]
DEEP RELATIONSHIPS WITH LEADING BUSINESSES	Our clients are some of the world's largest and most successful companies, including around 300 of the Fortune Global 500. These relationships are enduring, including multi-decade partnerships with many of our biggest clients	**8.1** out of 10 client satisfaction score (2023: 8.0)
LEADING THROUGH AI, DATA AND TECHNOLOGY	We invest in AI expertise, data capability and cutting-edge technology through organic investment, targeted acquisitions and strategic partnerships with world-leading technology companies, to meet client needs and drive our growth	**£250m** investment in AI, data and technology in 2024, rising to £300m in 2025
FINANCIAL STRENGTH WITH INVESTMENT GRADE BALANCE SHEET	Our business is cyclical but our cost base is flexible, allowing maintenance of strong profitability and cash generation across the cycle. We combine this with a disciplined approach to capital allocation, enabling us to reinvest in the business, acquire new companies and talent, and reward shareholders	**£4.6bn** returned to shareholders since 2018
WORLD-LEADING TALENT, AMBITIOUS FOR THE FUTURE	We attract and retain world-leading talent, develop our people's skills in all areas of marketing and augment their creativity with our leading AI capabilities, helping us deliver transformative work for our clients	**108,000** people across the globe

1 GroupM, *This Year Next Year: 2024 Global End of Year Forecast*, December 2024

WHERE WE OPERATE

WPP agencies operate in more than 100 countries, providing global reach and scale



NORTH AMERICA

REVENUE £5.5bn
PEOPLE 21,000

UNITED KINGDOM

REVENUE £2.2bn
PEOPLE 12,000

WESTERN CONTINENTAL EUROPE

REVENUE £3.0bn
PEOPLE 22,000

CENTRAL & EASTERN EUROPE

REVENUE £0.3bn
PEOPLE 4,000

LATIN AMERICA

REVENUE £0.7bn
PEOPLE 14,000

AFRICA & MIDDLE EAST

REVENUE £0.4bn
PEOPLE 5,000

ASIA PACIFIC

REVENUE £2.6bn
PEOPLE 30,000

Our top 10 markets

	% Revenue	People
USA	35	19,000
UK	15	12,000
Germany	7	7,000
Greater China[1]	5	7,000
India	4	11,000
Brazil	2	6,000
Australia	2	2,000
Canada	2	2,000
France	2	2,000
Italy	2	2,000

1 Including Hong Kong and Taiwan

2024 REVENUE BY REGION



- North America **38%**
- United Kingdom **15%**
- Western Continental Europe **20%**
- Rest of World (CEE, LA, AME, AP) **27%**

OUR AGENCIES

WPP is home to exceptional creative, media, public relations and specialist agencies

% OF REVENUE LESS PASS-THROUGH COSTS, 2024


Global integrated agencies **83%**
Public relations agencies **9%**
Specialist agencies **8%**

GLOBAL INTEGRATED AGENCIES

Our creative agencies bring brands and products to life through advertising campaigns, experiences, ecommerce strategies and platforms, technology services such as CRM implementation, and more.

Our media agencies connect brands with consumers – planning, buying and activating the distribution of creative content across the full range of media channels, including digital display, search, social, TV, print and billboards.

PUBLIC RELATIONS AGENCIES

Our PR firms help clients communicate with their stakeholders, build their reputation and manage risk.

SPECIALIST AGENCIES

Our specialist agencies provide tailored services, including branding and design.

Read about the performance of our agencies in the Financial Review on page 68

Over the last few years we have simplified our structure to meet the needs of our clients and drive growth. We now operate primarily through six key agency network brands

6

leading networks, representing 92% of WPP[1]

	CREATIVE				MEDIA	PR
	VML	Ogilvy	AKQA	HOGARTH	groupm	Burson
Description	The world's largest creative agency[2]	An iconic global creative agency	An award-winning ideas and innovation agency	The world's largest production agency	A world-leading media investment business[3]	A top 2 global PR firm[4]
Employees	26,000	14,000	5,000	7,000	40,000	6,000
Markets	55 markets	87 markets	30 markets	27 markets	88 markets	43 markets

We are also home to a number of specialist agency brands

	CMI Media Group	Design bridge and partners	LANDOR
Employees	1,000	700	1,300

KEY Employees

1 Pro forma for the sale of FGS Global
2 Formed in January 2024 from the merger of Wunderman Thompson and VMLY&R
3 GroupM includes the agencies Mindshare, EssenceMediacom, Wavemaker and other agencies not listed here
4 Formed in June 2024 from the merger of BCW and Hill & Knowlton

OUR BUSINESS MODEL

WPP is the creative transformation company

OUR OFFER

WHAT WE DO

We provide marketing services that help brands grow and transform their businesses

Our work spans the full marketing spectrum, from the creation and production of advertising campaigns, social media management and influencer marketing to commerce solutions, app development, CRM implementation and more

WHAT SETS US APART

Our simple, integrated solutions connecting our creative, production, commerce, media, PR and specialist services, based on our core strengths: leading AI, data and technology capabilities, deep relationships with major clients, global scale and reach, market-leading agency brands and award-winning creative talent

	CREATIVE	MEDIA	PR	SPECIALIST
OUR OFFER	Create scalable ideas and experiences that bring to life brands and their relationships with customers	Connect brands to consumers across the full range of media channels and platforms	Manage reputation and communication with key stakeholders	Branding, design and other specialist services
OUR SERVICES INCLUDE	– Brand experience – Commerce – Customer experience – Marketing strategy – Production – Technology implementation, eg CRM	– Commerce media – Consulting – Data analytics and insight – Media activation – Media planning and buying – Media strategy	– Media relations – Public affairs – Reputation, risk and crisis management – Social media management – Strategic advice	– Brand consulting – Brand identity – Corporate and brand publications – Events management – Product launches – Sonic branding

OUR OFFER IN ACTION



CAN'T B BROKEN
Beyoncé tries (and fails) to break Verizon's network



EVERY JOURNEY MATTERS
Celebrating 25 years of Transport for London



THE BEST A MAN CAN GET
Bringing Gillette's iconic branding to a new generation


WOMEN

WOMEN | BAYER
Creating a brand that illuminates women's health

OUR OPERATING MODEL

Our clients are at the heart of our business. Our agency networks provide leading talent and capabilities, increasingly delivered through WPP Open, to help us retain and attract clients, improve our cash generation, and reinvest in the business for the benefit of all our stakeholders



REVENUE
CASH FLOW
INVESTMENT
NEW BUSINESS
GLOBAL DELIVERY CENTRES
EFFICIENT OPERATIONS
CREATIVE, INCLUDING PRODUCTION
MEDIA
PR
SPECIALIST
AI
DATA
TECHNOLOGY
OUR CLIENTS
WPP Open

OUR CLIENTS — **Our client portfolio is highly diversified and covers over 100 markets and every business sector**

Page 24

WPP OPEN
WPP Open, our AI-powered marketing operating system, brings together all WPP agency services into one integrated, end-to-end workflow for clients. This flexible, customisable system is tailored to individual client goals, and was central to our biggest pitch successes in 2024

Page 22

AI, DATA & TECHNOLOGY
We possess leading marketing capabilities, increasingly delivered through WPP Open. Choreograph, our data company, leverages proprietary, licensed, public and client data; Satalia, our advanced AI technology company, acts as a hub of AI expertise for all WPP agencies; and our strategic partnerships provide access to cutting-edge technologies

Page 18

OUR OFFER
Thanks to our simpler structure, we have a stronger, more integrated offer across our creative, production, commerce, media, PR and specialist capabilities

Page 28

HOW WE WORK
We leverage our global scale to deliver efficiencies across the organisation. Our Global Delivery Centres provide worldwide capabilities from a central hub, including cloud modernisation and product engineering, and we drive efficiencies in our back office functions by optimising finance shared services and deploying modern enterprise resource platforms

Page 32

OUR FINANCIAL MODEL
Our profit and cash generation has historically been strong, reflecting our diverse revenue streams and flexible cost base. We have a disciplined approach to capital allocation; our priority is to invest in our business with a focus on WPP Open, AI and data, to enhance our offer and win and retain client assignments

Page 64

MARKET ENVIRONMENT

The ad industry surpassed, for the first time, $1 trillion total revenue in 2024[1]

In December GroupM produced its estimates of global advertising revenue, forecasting growth of 9.5% in 2024, building on the 8.4% achieved in 2023

Digital

71% of total ad spend

12.4% growth in 2024

Digital advertising channels such as search, retail media and social media help advertisers better measure campaign effectiveness, for example by linking media impressions with product sales. Pureplay digital advertising revenue[2] surged 12.4% in 2024 to $740 billion. Within this, search on platforms including Google, Bing and Naver grew 7.8%; global retail media (for example retailers using their website to sell advertising space) increased 18.2%; and other categories, including social media and online video platforms such as TikTok and YouTube, grew 12.9%.

TV

16% of total ad spend

3.3% growth in 2024

TV remains one of the most effective forms of advertising, driving more than half of total advertising payback in a UK study.[3] Global TV ad spend increased 3.3% in 2024, reversing the 1.1% decline in 2023. Three-quarters of TV spend is on linear channels (for example ITV in the UK) and the rest is on streaming services such as Netflix. Linear TV declined 1% in 2024, partly driven by audiences continuing to switch to streaming services, which grew 20%.

Other

13% of total ad spend

2.2% growth in 2024

In the 'other' category, outdoor advertising continued to maintain its share of the global advertising industry at around 5% in the face of tough competition from digital channels. Global audio revenue (terrestrial radio, streaming music and podcasts) remained broadly stable year-on-year. Global total print advertising revenue declined 4.5% as traditional print magazine publishers continued to face subscriber declines. Cinema advertising grew 5.2% in 2024, to $2.2 billion.

Countries

During 2024 the industry saw continued growth in its major ad markets. The US, the largest market, grew by 9%, driven by digital channels such as retail media and search. China, the second-largest market, grew by 14%, led by digital channels linked to sales conversions. Growth in the UK, the third-biggest market, remained strong at 8.3%, driven by digital advertising channels including search, retail media and other digital media. In the other major markets, Brazil, Canada, France and India achieved double-digit growth, while Australia, Germany and Japan delivered more modest growth, reflecting macroeconomic pressures.

2024 GLOBAL MEDIA MARKET SHARE BY COUNTRY


US 37%
China 19%
UK 5%
Japan 5%
Germany 4%
France 3%
Brazil 2%
India 2%
Canada 2%
Australia 2%
Others 19%

1 GroupM, *This Year Next Year: 2024 Global End of Year Forecast*. All figures exclude US political advertising
2 Pureplay digital excludes the digital extensions of traditional advertising, such as streaming TV, digital out-of-home and digital newspaper and magazine revenue
3 A study by GroupM, Ebiquity and Gain Theory analysed 141 brands covering $2.3 billion of media spend

THE ADVERTISING INDUSTRY IS HURTLING THROUGH A RAPID EVOLUTION BROUGHT ON BY THE PERVASIVE USE OF AI AND AN ONGOING SHIFT TO DIGITAL CHANNELS"

Kate Scott Dawkins
President, Business Intelligence, GroupM

Our clients face an increasingly complex marketing environment. Digital advertising is consolidating around a relatively small number of global platforms, and while technological advances are making marketing more efficient (through AI tools and automation), they are also making it harder (through complexity and the need for differentiation). These challenges emphasise the importance of marketing, and are expected to remain a positive driver of industry growth.

GLOBAL AD MARKET GROWTH FORECAST[1]
(%)


9.5
7.7
6.3
6.0
6.3
5.9
2024
2025
2026
2027
2028
2029

ADVERTISING TRENDS	COMMENTARY	
Growing importance of digital advertising	Pureplay digital advertising is expected to further consolidate its leading position and grow to 77% of total advertising by 2029, from 71% in 2024	**77%** **share of digital in ad spend by 2029** (2024: 71%)[1]
Navigating increasing complexity	Marketers are reliant on the largest tech and media platforms to reach their audiences and communicate with consumers. Navigating technical requirements, data compliance regulation, and the pace of AI innovation and globalisation on these platforms adds to complexity for brands	**61%** **of global shoppers want seamless communication across sales channels, with their journey and data following them** (2023: 56%)[2]
Balancing short-term performance with long-term brand building	The ease of basic performance (eg sales-driven) marketing on large digital platforms, alongside AI automation, makes distinctive brand building more crucial than ever and reaffirms brand differentiation as a source of competitive advantage	**63%** **of consumers want to get from inspiration to purchase as quickly as possible[2]**
Building trust and authenticity	*"Brands need to consider the potential impact of AI on their brand reputation and consumer relationships, with a thoughtful and measured approach to adoption."* Stephan Pretorius, Chief Technology Officer, WPP[3]	**78%** **of consumers want brands to be fully transparent when they use AI[4]**
Harnessing AI	AI is a multiplier of technology and creativity, and brands that lean towards more AI are likely to be best positioned over the long term to capitalise on its effects	**Clients using WPP Open, our AI-powered operating system, include:** Google, IBM, Nestlé, LVMH, L'ORÉAL, The Coca-Cola Company

1 GroupM, *This Year Next Year: 2024 Global End of Year Forecast*
2 VML, *The Future Shopper Report, 2024*
3 wpp.com: *The Brand AI Opportunity: Building Trust in the Age of Intelligent Marketing*
4 wpp.com: *Are Marketers Prepared for the Oncoming World of AI Regulation?*

OUR STRATEGY

Innovating to Lead: delivering accelerated growth over the medium-term

Our strategy aims to capture the opportunities offered by AI, maximise the potential of creative transformation and deliver faster growth, higher margins and improved cash generation.

STRATEGIC GOALS

Lead through AI, data and technology

Capitalise on our AI leadership position, built on: the acquisition of Satalia in 2021; organic investment in AI, client-facing technology and data; and deep strategic technology partnerships

Accelerate growth through the power of creative transformation

Expand our client relationships by further leveraging WPP's integrated offer in creative, production, commerce, media, PR and specialist communications, and capabilities in fast-growth areas such as influencer marketing and retail media, to capture share in a growing market

Build world-class, market-leading brands

Realise the opportunities from VML, as the world's largest integrated creative agency, and GroupM, as a global leader in media investment, and establish Burson as a leading global strategic communications agency

Execute efficiently to drive strong financial returns

Deliver annual structural net cost savings of around £125 million by 2025 from the mergers to create VML and Burson, and from the simplification of GroupM. Plus circa £175 million of gross savings, over the medium-term, from efficiency savings in back office functions and more efficient delivery of services to clients

Underpinned by a disciplined approach to capital allocation

Continued organic investment, a progressive dividend policy and a disciplined approach to M&A, supported by a strong balance sheet and an investment grade credit rating

STRATEGIC PROGRESS | FIND OUT MORE

INVESTMENT IN AI AND WPP OPEN

WPP Open

- WPP Open monthly active users rose to 33,000 in 2024, as it became embedded in our daily workflows
- WPP Open helped us win a number of 2024's biggest account reviews, including Amazon and Unilever, and was critical to our success in many others
- **In 2025, we aim to increase our annual investment in WPP Open from £250 million to £300 million to keep it at the forefront of AI and further deploy it across the business and our clients**

See page 18

SUCCESS AT CANNES LIONS


WPP IS THE
MOST
CREATIVE
COMPANY
AT CANNES LIONS 2024
WPP

- At the 2024 Cannes Lions International Festival of Creativity, WPP was named Creative Company of the Year, Ogilvy was Network of the Year and GroupM was the leading media group
- Our clients The Coca-Cola Company and Unilever were Brand and Marketer of the Year respectively
- **In 2025, we will continue to drive transformation for our clients, with an increasingly integrated offer across creative, production, commerce and media**

See page 24

NEW CLIENT ASSIGNMENTS

amazon | AstraZeneca | COLGATE-PALMOLIVE | Johnson&Johnson | Kimberly-Clark | Nestlé | Unilever

- VML played a key role in client assignment wins and retentions including AstraZeneca, Colgate-Palmolive and the US Marine Corps
- At GroupM, new leadership and a simpler go-to-market approach helped secure new assignments including Amazon, Johnson & Johnson, Kimberly-Clark, Nestlé and Unilever
- Burson delivered new client assignment wins with eBay, Google, Levi's and Novo Nordisk
- **In 2025 we aim to strengthen our offer in: our largest market, the US; our biggest business, GroupM; and one of our fastest growth areas, commerce**

See page 30

£85m

of structural cost savings delivered in 2024, ahead of plan

- £85 million of cost savings in 2024 relating to the mergers to create VML and Burson, and the simplification of GroupM
- Back office savings across enterprise IT, finance, procurement and real estate by driving further automation and efficiencies in the work we do
- Seven new modern, cost-efficient campuses opened in 2024, taking the total to 47
- **In 2025, we aim to increase our operational efficiency and optimise our investment allocation**

See page 32

39.4p

dividend per share
(2023: 39.4p)

- Continued to invest in developing our talent and augmenting their marketing skills with AI-driven technology
- Dividend per share of 39.4p, stable on 2023
- Sold FGS Global, realising significant value creation, with proceeds used to reduce debt and strengthen our balance sheet

See page 63

LEAD THROUGH AI, DATA AND TECHNOLOGY

We offer a leading combination of deep capabilities and partnerships with the world's most influential tech companies

AI is already driving a new era of creativity, commerce, marketing and media, as brands increasingly recognise its ability to unlock creative possibilities, anticipate consumer needs and tastes with remarkable accuracy, and deliver impactful experiences at scale and speed.

We believe that AI will be the single most transformational innovation in our industry since the internet. That's why AI tools are already seamlessly integrated into our daily workflow, constantly prompting us to think differently and engage with information in new ways.

Our AI, data and technology strategy focuses on five key pillars: operating system (WPP Open), skills development, data, partnerships and investment. Together these are driving rapid change across WPP and our clients' businesses.

WPP Open

We believe that AI will augment not replace human creativity, and this principle is brought to life in WPP Open, our intelligent marketing operating system. Built on WPP IP and owned technology, and strengthened by strategic partnerships with leading technology firms, WPP Open helps us elevate brand experiences, push the boundaries of creativity and drive measurable growth for our clients. It helps clients manage marketing activities across countries, product lines and people, while empowering client teams to deliver better work, drive more efficient operations and scale ways of working.

We've built specialised AI-powered studios within WPP Open, each managed by experts across various disciplines. These studios power collaborative workspaces that mirror real-world marketing workflows, enabling teams to work smarter and faster.

Underpinning everything is a robust data infrastructure driven by proprietary AI models we call Brains™, developed through our in-house expertise and strategic partnerships.

For example, Canvas, a new user interface within WPP Open's Creative Studio, is empowering teams to leverage data insights and WPP's knowledge to generate effective campaign ideas. This includes strategies to overcome audience barriers identified by our Audience Brain™, which can then be instantly visualised for clients as storyboards and finished work.

We are seeing growing adoption of WPP Open by clients, with brands using the platform including Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company. In particular, clients are seeing significant value in using WPP Open to streamline how they work with WPP, using the workflow elements to standardise processes.

The pillars of our AI, data and technology strategy


VISION
"WE ARE PUTTING AI AT THE HEART OF OUR OPERATIONS AND OUR WORK FOR CLIENTS"
Mark Read
WPP CEO
OPERATING SYSTEM
WPP Open
SKILLS
Satalia
INVESTMENT
£250m
in AI, data and technology in 2024
PARTNERSHIPS
amazon
Adobe
Microsoft
IBM
NVIDIA
Google
DATA
choreograph

SKILLS DEVELOPMENT

We dedicate considerable time and resources to providing our people – including emerging talent – with the skills they need to excel in AI.

In 2021 we acquired Satalia, an advanced AI technology company that acts as a hub of AI expertise for all WPP agencies. Satalia allows us to build and train sophisticated AI models for our clients, helping them understand their marketing audiences better, elevate creative ideas, produce content at scale, and optimise it across channels.

Our on-demand, online training platform Future Readiness Academies expanded in 2024 to include modules such as advanced AI training, focused on building essential skills in prompt engineering and practical AI applications. To date, more than 30,000 learners have completed over 108,000 Future Readiness Academy lessons.

Throughout 2024, our people earned more than 21,000 accreditations and certifications (2023: 34,000+) from leading technology partners including Adobe, Google, Meta, Microsoft and TikTok, helping to equip them with future-ready skills.


WPP Satalia
Satalia turns business challenges into AI-powered solutions

DATA

WPP's data company, Choreograph, handles billions of data points across proprietary WPP data assets, data licensed from third parties, public data and client data. We believe that our clients own their consumer, content and campaign data. Our role is to connect this client data with our own and public data to create new knowledge about consumers and to deliver new solutions.

We have well-established and robust governance in place for data privacy, and Choreograph was specifically designed to help clients get more out of their data while taking an ethical approach.

WPP Open's Media Studio provides an end-to-end workflow solution accessing GroupM's scale and Choreograph's global data and technology. Media Studio enables intelligent activation across more than 73 markets, creating the most connectivity between owned, partner and client datasets in the media marketplace. We are able to further contextualise and enrich that data graph with data we generate from planning, optimisation and campaigns across GroupM.

In 2024 Media Studio continued its roll-out to clients and was central to our successful pitch at Amazon.

Watch the video to learn more about WPP Open


IT'S WHAT'S INSIDE
[THE GAME]
NETFLIX

IT'S WHAT'S INSIDE – THE GAME

CLIENT:
NETFLIX

AGENCY:
AKQA

Bringing a sci-fi body-swapping machine into the real world

Scan the QR code

LEAD THROUGH AI, DATA AND TECHNOLOGY CONTINUED



THE YEAR AHEAD: DANIEL HULME, WPP CHIEF AI OFFICER AND CEO OF SATALIA

AI's dominance of the technology landscape will only intensify in 2025. This isn't simply a prediction; it's the inevitable consequence of a technology rapidly weaving itself into the fabric of our lives, from personalised recommendations to groundbreaking scientific discoveries. But the true measure of AI's success won't be in headlines or viral sensations, it will be in its quiet integration into the everyday operations of businesses worldwide.

True value emerges when AI becomes seamlessly embedded within core business processes at scale. This requires more than just deploying algorithms; it demands a strategic overhaul of data infrastructure, a commitment to upskilling talent and a cultural shift towards experimentation and agile adaptation.

Imagine AI agents autonomously shifting budget from underperforming ads on one social platform to a surging campaign on another channel, boosting conversions. Picture AI autonomously generating personalised running shoe ads after a user visits a marathon website. This isn't science fiction; it's the near-future reality we're actively building.

The future of AI is brimming with potential, but its ultimate success hinges on our collective ability to shape its trajectory responsibly, ensuring its transformative power benefits business and society.

Extract from an article first published in Campaign *magazine.*

STRATEGIC PARTNERSHIPS

WPP's strategic partnerships remain a cornerstone of our AI strategy, providing preferential access to new models and technologies. In 2024 we reviewed our partnership programme, expanding the scope of some existing partnerships, adding a number of new relationships and exiting others, to help us deliver our strategic priorities of product development, preferential access to data and technology, skills development and joint go-to-market approaches. We now have strategic partnerships with over 25 of the world's leading technology companies, helping us enrich WPP Open with powerful capabilities to benefit both our teams and clients.

AI INNOVATION WITH GOOGLE AND ANTHROPIC

In 2024 we received access to partner AI models that we have integrated into WPP Open to power solutions and transform workflows. We integrated Anthropic's Claude foundational models via Amazon Bedrock, as well as Google's generative AI suite, including priority access to Google's latest text-to-image model, Imagen 3, and first text-to-video model, Veo.

3D PRODUCTION WITH NVIDIA

We unveiled the next phase of our partnership with NVIDIA: using new NVIDIA NIM microservices and Shutterstock's 3D asset library to create brand-compliant generative 3D landscapes and worlds. The Coca-Cola Company will be one of the first clients to begin scaling the opportunities of generative 3D globally. We have also been working with Ford to build physically accurate, real-time digital twins of its vehicles to create car configurators that customers can explore and adapt according to their needs.

IMMERSIVE PLATFORM ABILITIES WITH ROBLOX

A new partnership with Roblox will focus on establishing industry standards for immersive platforms. This includes the development of a joint advisory council to build 3D measurement standards and a first-of-its-kind certification programme, designed to enhance marketers' expertise within the Roblox ecosystem.

EMPOWERING CLIENTS THROUGH AI

We continue to lead the way in demonstrating the power of AI technology to build more relevant and personalised experiences for our clients and their customers.


Coke SOUNDZ
Coke

COKE SOUNDZ

CLIENT:
THE COCA-COLA COMPANY

AGENCY:
WPP OPEN X, LED BY AKQA

Uplifting the world through Coca-Cola's AI-powered sounds



BOURNVITA D FOR DREAMS

CLIENT:
BOURNVITA (MONDELĒZ)

AGENCY:
OGILVY & WAVEMAKER (GROUPM)

Personalised AI cricket training for children from legend Rahul Dravid

MUSIC AND ENTERTAINMENT CULTURE WITH UNIVERSAL MUSIC GROUP

An industry-first partnership with Universal Music Group will bring together Universal's unparalleled family of artists and labels, and its global data and insights team, with WPP's creative scale and extensive client network, to provide brands with new opportunities to connect with audiences through music.

INVESTMENT

We believe that AI is fundamentally changing our industry and the way we work, which is why we invested £250 million in AI-driven technology in 2024, and are increasing our investment to £300 million in 2025. In 2024 we continued to invest in WPP Open, developing new functionality and integrating new AI models. As a result, we are seeing growing adoption and usage across WPP and by our clients.

In April 2024 we launched our upgraded Performance Brain™ at Google Cloud Next, allowing us to predict creative effectiveness before the first media impression is served, and allowing clients to improve the ROI on their media and creative investments.

We also launched a new iOS and Android companion app for WPP Open, providing mobile access to key functionalities for all our teams. And within Creative Studio we launched Canvas, a new natural language user interface, which provides an intuitive platform for a variety of use cases, linking AI-powered ideation to creative workflow.

In June we launched Production Studio within WPP Open, an AI-enabled, end-to-end production application developed using NVIDIA Omniverse™, which streamlines and automates the creation of text, images and video, transforming multimedia content creation for advertisers and marketers.

TOP ADOBE SERVICES PROVIDER

The Forrester Wave™ Adobe Services Q3 report listed WPP among the most significant Adobe service providers in the market, with the highest scores possible in the Adobe Commerce, Adobe B2B Automation and Adobe Customer Data Management criteria.

AI ETHICS

We recognise that the fast pace of AI innovation brings with it ethical challenges, which is why we are dedicated to employing systems that align with fundamental principles in the responsible development and use of AI.

We fully support the need for industry regulation that fosters responsible innovation while mitigating potential risks, ensuring that across the board, AI remains a force for good. For more on our approach to AI ethics, see page 57.

Priorities in 2025

- Increase our annual investment in WPP Open from £250 million to £300 million to keep it at the forefront of AI and further deploy it across the business and our clients

PRODUCTION STUDIO

In June we launched Production Studio within WPP Open, transforming the work we do for clients by generating market-ready quality assets at incredible pace and scale.

Co-developed with Hogarth, NVIDIA Omniverse™ and OpenUSD, the dynamic AI-powered system streamlines and automates the creation of text, images and video. Using 3D digital product twins, teams can deliver hyper-realistic and accurate content at unprecedented volumes.

Content can be translated into any language, tailored to every audience and adapted in real time with intelligent, data-driven insights.


XAIA LZ
LIME ZEST BLISS HAND SOAP
XAIA
SERENITY SANDS HAND SOAP

AI image generated by Production Studio

WPP OPEN IN ACTION

Our intelligent marketing operating system, powered by AI


Consumer journey phase
Branding
Comms tasks
Awareness
Engagement
Trial
Audiences
Luxury Seekers
Health Focused
Social Media Enthusiasts
Touchpoints
A free product or trial
Online Retailer
Ads while listening to streaming music
Online video ads (Broadcast)

The what: flexible, customisable AI marketing system tailored to individual client goals

WPP Open enables the biggest global brands to transform their processes, drive efficiencies and accelerate business growth through their marketing activities


Welcome to XAIA
Net Media Cost
$3.90M
Total QSVs
2M
QSV Efficiency
$2.19
QSV Effectiveness
2.81
VCR
15.2%
Wednesday
18
September, 2024
No upcoming events yet
PROCESS
XAIA
MEASURE
DISCOVER
CREATE
PLAN
PRODUCE
ACTIVATE
Projects
Site visits & KBAs
What is the Impact of Campaign On Audience Growth

The how: a centralised workspace for marketing operations

WPP Open integrates teams, tasks and information all in one place. It offers clarity for team members on expectations and deadlines, while providing management with a clear status overview. Its customisable command centre view puts marketing, KPIs and goals front and centre. WPP Open provides real-time data and strategic insights across every aspect of marketing

The difference:
seamlessly integrating third-party technologies and data

WPP Open is the only truly open industry solution. A secure sandbox equipped with the latest generative AI technologies such as Anthropic's Claude, Google Gemini, Microsoft Azure OpenAI Services (including models like ChatGPT and DALL-E), Stable Diffusion and more, WPP Open speeds up tasks and delivers proprietary, advanced and specialised AI models. We're constantly adding new large language, image and video models to give our people and clients the ability to choose the best model for the task at hand

The outcome:
engaging, interactive consumer experiences

CAMPAIGN:
SNICKERS OWN GOAL NO-NOs

CLIENT:
MARS

AGENCY:
T&P™ & ESSENCEMEDIACOM (GROUPM)

Powered by WPP's AI capability, harnessing technology from ElevenLabs, Sync Labs and OpenAI, Mars' Snickers Own Goal No-Nos uses a personalised AI José Mourinho to humorously coach fans out of their 'own goals'. By generating custom video responses for fans' mistakes, the campaign leverages AI to create unique, shareable content and engage fans in a new, interactive way


snickersowngoal.co.uk
MATE SCORED AN OWN GOAL?
LET JOSÉ MOURINHO SEND THEM A LITTLE MESSAGE
Hey, José Mourinho here. So, your friend has scored an own goal? I can help.
So, what's your name?
Niko
AJ
He ate something that gave him bad breath
OWN GOAL? MAYBE YOU JUST NEED A SNICKERS
SHARE VIDEO
I'm working on some 'Special One-to-one advice for them...'

Watch the video to learn more about WPP Open

ACCELERATE GROWTH THROUGH THE POWER OF CREATIVE TRANSFORMATION

We use our skills, capabilities and integrated offer to help our clients grow in a complex world

At WPP, we combine leading creativity with our global reach and scale, seamlessly integrated approach and cutting-edge AI, technology and data capabilities. The result is creative transformation.

Creative transformation helps our clients manage complexity. It helps them understand influencers and capitalise on platforms such as TikTok, deal with the proliferation of new advertising opportunities on channels such as Amazon and Netflix, and navigate the polarisation we see in society. By applying creativity to every area of our work, not just advertising but in our media plans, social campaigns, design work and public relations advice, we help the world's largest companies change how they market in a fast-moving world and, ultimately, transform their business.

BESPOKE CLIENT SERVICES

Our ability to deliver creative transformation for our clients is based on a deep understanding of their needs, and how effectively we match our capabilities with those needs.

As clients transform their organisations, embracing technology (especially AI) and redefining operating models to help generate sustained growth, they are looking to WPP to help drive integration across their marketing supply chains through our bespoke solutions, world-class capabilities and industry-leading technology.

Our top 50 clients are supported by our Global Client Teams, each fronted by a Global Client Leader focused solely on client growth, the quality of work and talent of the team.

CREATIVE TRANSFORMATION IN ACTION

WENDY'S

Over the past 12 years, we have helped take Wendy's from an old-fashioned fast food brand to the number two burger restaurant chain in America. By creatively positioning Wendy's as an innovative social-first brand, particularly in the gaming community, we helped Wendy's achieve its 14th consecutive year of positive sales growth in 2024.

MONDELĒZ

We started our creative transformation journey with Mondelēz in 2019, with a focus on exceptional creativity and intelligence. Key to our approach is meaningfully targeting the right person at the right time through a powerful cross-section of data, AI, tech and intelligent media placement through GroupM. It's a formula that helped Mondelēz move from the 19th most-awarded creative brand in the world in 2022 to 9th in 2024.

THANKS FOR COKE-CREATING

CLIENT:
THE COCA-COLA COMPANY

AGENCY:
WPP OPEN X, LED BY VML

Embracing local culture and creativity through iconic branding

Most awarded campaign in The Coca-Cola Company's history at Cannes Lions 2024


Scan the QR code

Each team is custom-built around meeting a client's specific needs and challenges, combining the right people, data, tools and capabilities from across WPP, underpinned by WPP Open, to accelerate growth. Our Country Leaders, who cover the majority of our larger markets, coordinate client services geographically. For our multinational clients, Country Leaders work with both Global Client Leaders and local agencies to provide services across WPP.

WPP Open brings together all WPP's service offerings, technology and data in one integrated, end-to-end workflow for all our clients' marketing activities. Many of our biggest client wins have been due to the advanced capabilities WPP Open offers, with a range of top clients already on the journey to using WPP Open at scale.

Read more about WPP Open on page 18

CUSTOM-MADE SOLUTIONS

We deliver services for our biggest clients through integrated, custom-made solutions that pull together cross-agency talent, markets and capabilities into a single, dedicated team.

WPP OPENDOOR FOR AMAZON

WPP was appointed Amazon's media partner in all markets globally outside the Americas in September 2024. This significant win was made possible by a cross-WPP offering built specifically for Amazon: WPP OpenDoor. Through a dedicated WPP OpenDoor team, we are supporting Amazon in 26 markets throughout Europe, the Middle East, Africa and Asia-Pacific, helping to drive higher consistency across Amazon's media and marketing globally.

WPP OPEN X FOR THE COCA-COLA COMPANY

In 2021, WPP and The Coca-Cola Company entered into a first-of-its-kind global agency partnership bringing together creative, media, social, PR, influencer marketing, commerce, data and technology in one interconnected marketing ecosystem, WPP Open X. This innovative open-source model unlocks access to the best talent, capabilities and resources across WPP, helping The Coca-Cola Company transform its marketing and acting as a catalyst for growth.

In 2024, WPP Open X won a Cannes Lions Grand Prix for The Coca-Cola Company's Recycle Me, and Thank You for Coke-Creating became the most awarded campaign in The Coca-Cola Company's history.

WPP OPENMIND FOR NESTLÉ

Nestlé announced WPP as its sole European media agency in 2023, adding further global markets in 2024. WPP OpenMind is a custom-built agency model, harnessing the best of WPP talent to deliver media transformation for Nestlé. WPP OpenMind brings together Nestlé's digital-first talent with a focus on advanced data and analytics, connected by a unified media process to support its growth across markets.

> **"WPP OPEN PLAYED AN IMPORTANT ROLE IN OUR DECISION TO APPOINT WPP AS OUR PARTNER TO TRANSFORM THE WAY WE DO MEDIA IN EUROPE. IT ALLOWS US TO SCALE A NEW OPERATING MODEL AND BEST PRACTICE IN A CONSISTENT WAY, LEADING TO BETTER INVESTMENT DECISIONS AND BETTER RESULTS"**
>
> **Aude Gandon**
> CMO, Nestlé

CLIENT GROWTH

In 2024, revenue less pass-through costs for our top ten clients grew by 2.8%, exceeding the Group average of -1.0%. This growth was driven by an expansion in scope for many top clients across our core capabilities, particularly media, as clients push for consolidation and integration throughout their marketing value chains. Our top ten clients represent 20% of our revenue less pass-through costs.


MICHAEL CERAVE
CLIENT:
CERAVE (L'ORÉAL)
AGENCY:
WPP ONEFLUENCE, LED BY OGILVY PR
Is actor Michael Cera really the brains behind CeraVe skincare?
CeraVe
Moisturizing Cream
Scan the QR code

ACCELERATE GROWTH THROUGH THE POWER OF CREATIVE TRANSFORMATION CONTINUED

DELIVERING FOR OUR CLIENTS

Our strong integrated offer has driven significant results both for our clients, through industry recognition and business growth, and for us, through enduring client relationships, high client satisfaction scores and new client wins and retentions.

INDUSTRY RECOGNITION FOR CLIENTS

We are always extremely proud when our clients are recognised for creative excellence. In June 2024, the Cannes Lions International Festival of Creativity named Unilever Creative Marketer of the Year, thanks in part to work from WPP agencies on its brands. And The Coca-Cola Company won Creative Brand of the Year for Coca-Cola for the first time in its history.

DEEP CLIENT RELATIONSHIPS

The strength of our offer is recognised by the biggest brands in the world – we work with four of the top five most valuable companies (Microsoft, Apple, Google and Amazon), while partnering with the fifth (NVIDIA) on the development of their content engine, NVIDIA Omniverse™.

Our integrated offer continues to drive new partnerships with our biggest clients. For Nestlé, for example, we deliver comprehensive solutions encompassing media, creative, brand strategy, production, design and other specialised services. Our relationship with Nestlé achieved strong growth over 2024 through successful pitching cycles, leading to incremental media wins from our bespoke integrated model for Nestlé, WPP OpenMind, across the US, Southeast Asia, Australia and New Zealand.

CANNES LIONS 2024

160 Cannes Lions won:

1	Titanium
6	Grand Prix
27	Gold
43	Silver
83	Bronze

CLIENT SATISFACTION

In 2024 we achieved an all-time high score of 8.1 out of 10 for likelihood to recommend from clients. In addition, our client net promoter score (NPS) grew by almost four points to 31.4, with clients indicating that they view us positively for building strong client relationships, fuelling growth and mitigating risk. The graph below shows the positive change in NPS over a seven-year period.

IMPROVEMENT IN CLIENT NPS


1.3
7.0
22.4
24.9
24.5
27.5
31.4
2018
2019
2020
2021
2022
2023
2024


WPP at
SUPER BOWL LIX
HELLMANN'S

SUPER BOWL LIX

The Super Bowl has become a powerful stage for brands, where they can engage millions of people in real time.

At the 2025 Super Bowl, GroupM oversaw 20 national media ad spots, while our creative agencies were behind campaigns that included shedding light on girls dropping out of sport due to harmful body talk for Dove, offering viewers a 'potty-tunity' before half-time courtesy of Angel Soft toilet paper, and revisiting the iconic Katz's Deli sandwich moment in *When Harry Met Sally* for Hellmann's.


30
IBM & Ogilvy

IBM AND OGILVY

IBM and Ogilvy celebrated 30 years of partnership in 2024. The relationship shocked the industry when IBM announced it was consolidating its entire advertising account with Ogilvy in 1994, by far the largest consolidation of its kind at the time.

Since then, Ogilvy has produced iconic campaigns for IBM including Solutions for a Small Planet, Think and Let's Create. IBM made history in 2022, becoming the first B2B brand to be inducted into the Advertising Hall of Fame.

Watch IBM and Ogilvy celebrate 30 years of innovative collaboration

Unilever, one of the world's greatest marketers, has had a relationship with our agencies for more than a century – J Walter Thompson ran the first national campaign for Pond's in 1886. In 2024, following a competitive review of Unilever's media agency partners, we retained the critical US and UK markets and won 13 new markets in sub-Saharan Africa. As with many recent client wins, WPP Open was key to this success.

Such deep relationships help us push creative boundaries and transform the way we work with clients. For example, we have been working with Ford since 1945. Instead of a traditional media campaign to launch the new all-electric European Ford Explorer in summer 2024, Ford sent adventurer influencer Lexie Alford to drive over 30,000km through 27 countries and across six continents. She successfully set a new world record as the first person to officially circumnavigate the globe in an electric vehicle, leading to over 1,800 items of press coverage in 69 countries and strong Explorer sales within the first week of launch.


CHARGE AROUND THE GLOBE

CHARGE AROUND THE GLOBE

CLIENT:
FORD

AGENCY:
BURSON

Global media relations campaign for the all-electric Ford Explorer and a record-breaking challenge

Priorities in 2025

- Drive transformation for our clients, with an increasingly integrated offer across creative, production, commerce and media


BLACKPINK
OREO

BLACKPINK IN YOUR OREO

CLIENT:
OREO (MONDELĒZ)

AGENCY:
WAVEMAKER (GROUPM)

Bringing together the world's #1 cookie with the world's #1 girl band

Scan the QR code

BUILD WORLD-CLASS BRANDS

We've created a simpler WPP, focused on six major agency network brands

Over the past six years we've transformed WPP into a simpler company, focused on six leading agency network brands. These networks now collectively provide a modern, stronger and more integrated offer for clients, based on streamlined, simplified and effective ways of working.

VML

THE WORLD'S LARGEST CREATIVE AGENCY

PROGRESS IN 2024

- Created from the merger of VMLY&R and Wunderman Thompson in January
- 57 Cannes Lions, including one Grand Prix
- Recognised by Forrester as a Strong Performer in Customer Experience Strategy Consulting Services
- Gerety Awards – Global Network of the Year
- Global Chief Creative Officer, Debbi Vandeven, named the World's Most Awarded Chief Creative Officer by *The Drum* magazine

VMLY&R + WUNDERMAN THOMPSON → VML

Ogilvy

AN ICONIC GLOBAL CREATIVE AGENCY

PROGRESS IN 2024

- Acquired New Commercial Arts, a leading UK-based creative and customer experience agency
- Cannes Lions – Global Network of the Year
- Ranked by The World Advertising Research Center (WARC) as the World's Most Creative Agency Network for the fourth year in a row, and Most Effective Agency Network in the World for the second consecutive year
- *Ad Age* – Global Agency Network of the Year
- *Campaign* – Global Network of the Year
- Clio Awards – Global Network of the Year


YEAR
CANNES LIONS 2024
Ogilvy

AKQA

AN AWARD-WINNING IDEAS AND INNOVATION AGENCY

PROGRESS IN 2024

- Announced new global structure and simpler operating model, leveraging WPP Open to strengthen the business
- Stephan Pretorius, CTO of WPP, appointed interim Chair
- 22 Cannes Lions, including one Grand Prix
- Winner of the 2024 *Fast Company* World Changing Ideas Award
- Recognised in 11 different Most Loved Workplace lists

FAST COMPANY World Changing Ideas Awards

HOGARTH

THE WORLD'S LARGEST PRODUCTION AGENCY

PROGRESS IN 2024

Launched Production Studio within WPP Open, an AI-enabled, end-to-end production application developed using NVIDIA Omniverse™, to transform content creation for advertisers and marketers

See page 21

30 Cannes Lions, including one Grand Prix

14 D&AD awards

10 Effie awards


INTRODUCING PRODUCTION STUDIO
NVIDIA
WPP

groupm

A GLOBAL LEADER IN MEDIA INVESTMENT

PROGRESS IN 2024

Brian Lesser appointed Global CEO in July – a leading industry figure with a track record of creating addressable advertising products and technology

Launched Media Studio, a key component of WPP Open, enabling the automation of complex media decisions for clients

Ranked as the industry's leading media group with 90 Lions at the Cannes Lions Festival

Topped the WARC media rankings for the seventh year in a row



Brian Lesser
Global CEO
GroupM

Burson

A TOP 2 GLOBAL PR FIRM

PROGRESS IN 2024

Created from the merger of BCW and Hill & Knowlton in June

Refreshed the global senior leadership team across key regions and functions

Launched a new AI tool, Decipher Health, part of WPP Open, to predict the impact of health communications across six key areas

Buchanan Communications joined Burson to strengthen its financial communications offer


Introducing
Decipher Health
AI that gets healthcare
Burson

BUILD WORLD-CLASS BRANDS CONTINUED

Our agency brands deliver market-leading solutions for their clients

Each of our major networks delivers exceptional innovation and creativity, driving new assignments from existing and new clients to propel stronger and more profitable growth, consistent with our medium-term targets.

2024 marked the inaugural year of operation for our two newly created agencies: Burson, our global strategic communications agency formed through the consolidation of BCW and Hill & Knowlton; and VML, the world's largest integrated creative agency, bringing together VMLY&R and Wunderman Thompson. The completion of these mergers has strategically aligned our brands for continued progress, leveraging their enhanced capabilities and global reach, and attracting and retaining key talent.

NEW BUSINESS

After a challenging start to 2024 our new business conversion improved over the course of the year, leading to $4.5 billion of net new business billings, unchanged from 2023. Over the course of 2024, the new VML played a key role in high-profile client assignment wins including AstraZeneca, Colgate-Palmolive, Perrigo, Krispy Kreme and Telefónica. VML also retained the hugely significant ten-year US Marine Corps recruitment brief. VML's strong capabilities in commerce were also a factor in media wins at Amazon and Unilever.

Ogilvy, our multi-award-winning creative agency, had another strong year of new client assignments, including Canon, H&R Block, Molson Coors and Kimberly-Clark. Meanwhile AKQA continued to receive widespread global recognition for creative excellence and breakthrough work, achieving the distinction of winning Agency of the Year awards 83 times since it began.

Having experienced a number of client assignment losses, including from Sky, L'Oréal, Swatch and Dyson, GroupM began to regain its momentum following the appointment of new leadership, the implementation of a simpler structure and the introduction of Media Studio within WPP Open. We were successful in two of the biggest media pitches of the year – Amazon and Unilever.

We were appointed as Amazon's media partner in all markets globally outside the Americas. Amazon will become a top five WPP client, with opportunities for further growth in other lines of business and locations. And following a competitive review of Unilever's media agency partners, we were proud to retain the critical US and UK markets, adding the integrated shopper marketing brief in the US.

Demonstrating the strength of our integrated offer, Unilever additionally consolidated creative and strategic duties for its global beauty portfolio with WPP.

There were also important new media assignments for Henkel, Honor, Johnson & Johnson and Nestlé.

Burson continued to strengthen and broaden its PR offer, delivering new client assignment wins at eBay, Expedia, Google, Honor, Novo Nordisk, Verizon and ViiV Healthcare.



MAYO CAT

CLIENT:
HELLMANN'S (UNILEVER)

AGENCY:
VML

The cat on a mission to save human food

Scan the QR code

WPP Open – our AI-powered marketing operating system – was at the heart of many of our largest new business successes in 2024, as it supercharges our capabilities across creative, media, production, commerce, PR and branding.

$4.5bn
net new business billings
(2023: $4.5bn)

KEY NEW CLIENT ASSIGNMENT WINS 2024

amazon Media	AstraZeneca Creative	COLGATE-PALMOLIVE Commerce	ebay PR
Government of Canada Media	Henkel Media	HONOR Media/PR	H&R BLOCK CRM
Johnson&Johnson Media/Creative	Kimberly-Clark Creative	L'ORÉAL Media	Levi's PR
NatWest Group Influencer Marketing	Nestlé Media	PERFETTI van Melle Media	Perrigo Creative
Pizza Hut Creative	Robinhood Media	shutterstock PR	Telefónica Creative
Unilever Media/Creative	United States Marine Corps Creative	WARNER BROS. DISCOVERY Media	WW Creative

Priorities in 2025

- Strengthen our offer in: our largest market, the US; our biggest business, GroupM; and one of our fastest growth areas, commerce

EXECUTE EFFICIENTLY TO DRIVE STRONG FINANCIAL RETURNS

We are focusing on simplification, integration and consolidation

Our financial priority is to deliver more profitable growth by accelerating our organic growth through scale and innovation, while driving cost savings through simplification and efficiency.

Over the last few years we have improved our cost efficiency in a number of ways, creating a simpler WPP and enhancing the competitiveness of our offer to clients. This includes tighter control of personal costs, reducing the number of individual brands within WPP, and closing small, inefficient offices to replace them with larger, more efficient campuses.

In January 2024 we set out plans to build on this success, focused on two key areas:

1. Structural cost savings from the merger of VMLY&R and Wunderman Thompson to create VML, the merger of BCW and Hill & Knowlton to form Burson, and the simplification of GroupM
2. Efficiencies across both our back office functions and front office commercial delivery

By implementing these initiatives, we believe that over the medium-term our business can deliver 3%+ like-for-like revenue less pass-through costs growth (2024: -1.0%) and grow our headline operating margin to between 16% and 17%, compared with 15% in 2024.

For further details see the CFO statement on page 62

INTEGRAL TO OUR STRATEGY OVER THE PAST YEAR HAS BEEN THE IMPERATIVE TO EXECUTE MORE EFFICIENTLY"

Joanne Wilson
Chief Financial Officer

STRUCTURAL SAVINGS

£85m

savings in 2024

The restructuring of our operations in 2024 delivered greater efficiencies and net savings of £85 million, equivalent to 68% of the 2025 total annualised savings of £125 million (ahead of the original plan of 40-50%).

By the end of the first half of the year the integration of the new VML was broadly complete. Cost savings were delivered from realising cost synergies across global and regional headquarters, finance and HR simplification, leveraging global production and tech hubs, and other areas including real estate.

GroupM made good progress on structural cost actions, now operating as one entity in markets around the world. All finance functions at EssenceMediacom, Wavemaker and Mindshare have been integrated into a single GroupM function in each market, and all marketing and growth teams for those agencies now sit under one GroupM team.

The new Burson agency launched in June. Savings were delivered by combining BCW and Hill & Knowlton's back office infrastructure in each market and streamlining the front office, at the same time as scaling and enhancing our global practices.

We remain on track to deliver further savings from structural cost actions in 2025, taking total annualised savings to £125 million.

~35%

of revenue less pass-through costs is supported by strategic and regional business platforms

BACK OFFICE FUNCTIONS

62%

of server estate in the public cloud

We are making good progress in our back office efficiency programme across enterprise technology, finance, procurement and real estate. This success is reflected in our improved margins and cash conversion in 2024.

In enterprise technology we continued to deploy modern enterprise resource platforms, providing better and more timely commercial insights. We successfully rolled out Maconomy in certain markets in EMEA and South America during 2024, and will go live with Workday across VML and Ogilvy in the UK in the first half of 2025.

Across enterprise technology and finance we continued to optimise our finance shared service centres, offshoring more back office processes and driving further automation and efficiencies in the work we do. These actions both reduce costs and improve service delivery for clients.

Our enterprise technology modernisation programme continued to deliver savings as we optimised the team structure and operating model. At the end of 2024, more than 60% of workloads had moved to the cloud, GroupM's cloud migration was fully completed, and over 1,000 legacy servers were decommissioned. We are also investing in AI tools to be used across WPP, including Microsoft Copilot, which will enable efficiency improvements across back office functions and further strengthen the capabilities and benefits of WPP Open for our agencies.

Our category-led procurement model continued to consolidate spend by sub-category to drive further savings.

In real estate, our ongoing campus programme and consolidation of leases continued to deliver benefits. We opened seven modern, cost- and energy-efficient campuses in 2024: Chennai, Johannesburg, London, Miami, Sydney, Vienna and Washington. We now have 47 campuses, accommodating 68,000 people.

FRONT OFFICE COMMERCIAL DELIVERY

~10,000

people based in Global Delivery Centres

We aim to deliver front office savings through investment in better systems, data sets and the application of AI, across three main areas: better commercial insight and management; scaling up our Global Delivery Centres; and optimising resource utilisation.

In the first of these areas we are already working more effectively with WPP Open and AI – benefiting from faster ideation, reduction in time spent on non-revenue-generating tasks and significantly faster deployment times.

Our Global Delivery Centres, underpinned by WPP Open, support delivery of our work to clients across customer experience, technology, media, commerce, content and production. Our goal is to scale these up from around 10,000 people today by at least 50% over the next three years. We are prioritising moving up the value chain in our production capabilities, scaling our content capabilities and building on our already strong technology and engineering offshore talent.

Finally, we have continued to optimise our resource utilisation, lowering non-billable time and reducing the share of third-party and freelance contractors.

Priorities in 2025

- Ensure our operations are efficient and accountable and support optimal investment allocation

OUR CAMPUSES

Our campuses bring many efficiency benefits. They help drive down energy costs through the replacement of older buildings with modern, collaborative workspaces, housing multiple agencies under one roof. Every campus is designed to be energy-efficient, helping to cut ongoing and future costs. And shared technological capabilities and facilities allow us to effectively streamline resources.

NEW IN 2024

WPP's third London campus opened in September, and is now the location for London-based GroupM employees.

The new Chennai campus, opened in November, is designed to initially accommodate 330 people in phase one, with an expansion to 650 people by mid-2025.

TARGETS

By 2026 we aim to have:

75,000

of our people based in campuses
(2024: 68,000)

48

campuses globally
(2024: 47)


Chennai


London


Washington


Sydney


Johannesburg

STRATEGIC COST ACTIONS AND TARGETS

Structural savings

DELIVERING GROWTH AND COST EFFICIENCIES

VML
- Global and regional HQ synergies
- Finance and HR simplification
- Leveraging global capabilities
- Production and technology hubs
- Real estate and other benefits

groupm
- Front office de-duplication
- Overhead consolidation
- Common technology platform, product and data management

Burson
- Global and regional HQ synergies
- Finance and HR simplification
- Leveraging global practices
- Real estate and other benefits

2025 target savings

c.£125m

annual net savings

Back office efficiency

LEVERAGING GLOBAL SCALE

ENTERPRISE IT
- Leveraging our global scale
- AI-enabled productivity
- Workforce optimisation
- Cloud migration

FINANCE
- Global finance operating model
- Shared service centre optimisation
- Standardisation and automation

PROCUREMENT
- Category-led procurement
- Active mitigation of inflationary pressures

REAL ESTATE
- Consolidation of leases
- Campus programme

Medium-term gross savings opportunity

£75m+

Commercial delivery

GREAT WORK, DELIVERED EFFICIENTLY


COMMERCIAL INSIGHTS AND MANAGEMENT
SYSTEMS, DATA & AI
OPTIMISING RESOURCE UTILISATION
SCALING GLOBAL DELIVERY CENTRES

Medium-term gross savings opportunity

£100m+

Simplifying a world leader: GroupM

GroupM, a global leader in media planning and buying, manages over $60 billion in worldwide advertising spend. In 2024 GroupM underwent a strategic simplification programme, resulting in a leaner, less complex organisation. New centralised innovation and operations hubs serve as GroupM's engine for developing, standardising and scaling media products and technology across its business. This has reduced complexity and costs, supporting faster and more effective decision-making and more efficient resource allocation, and in turn enhanced services for clients.

Building on this progress, Brian Lesser joined GroupM as Global CEO in September 2024, focused on improving the competitiveness of its media offer, globally and in the US, and leveraging WPP Open Media Studio, which provides end-to-end media workflows for GroupM and its clients.

groupm

Enterprise technology: moving our enterprise data to the public cloud

Technology underpins almost everything we do – from communicating with our clients and collaborating with our colleagues, to creating content that reaches billions across the globe. Our enterprise technology strategy aims to enhance services for our people and clients, while driving cost efficiencies.

In 2024, we continued to modernise our enterprise data solutions through the migration of data from legacy data centres to modern cloud-based systems, which reduces costs, improves security and leverages our global scale.

% OF SERVER ESTATE IN PUBLIC CLOUD


62%
2024
53%
2023

Global Delivery Centres: scaling investment in India

In 2024, we announced further investment in our Global Delivery Centre operation in India. The specialist capability hub, accessible to all WPP agency teams globally, plays a critical role in our business transformation and simplification strategy, unlocking best-in-class capabilities from hyper-personalisation and composable commerce to cloud modernisation and product engineering. These services are underpinned by WPP Open and complement existing agency expertise across media, content, customer experience, commerce, technology, data and design.

WPP GLOBAL DELIVERY CENTRE

Supported by WPP Open

SUSTAINABILITY

We use our creativity combined with our global scale to meet sustainability obligations within our own business, our clients' businesses and across our industry

ESG REPORTING
We continue to evolve our environmental, social and governance (ESG) reporting to meet our obligations in a rapidly formalising ESG landscape.

OUR MATERIALITY PROCESS
We use a materiality process to ensure our sustainability strategy, investments and reporting focus on the topics of greatest importance and relevance to our business and stakeholders. In preparation for the EU Corporate Sustainability Reporting Directive (CSRD), we conducted our first double materiality assessment in 2024.

The double materiality approach assesses ESG factors through an 'outside-in' lens (potential to affect our financial performance) and an 'inside-out' lens (our potential impact on society and the environment). The table (right) sets out the ESG topics identified as material for WPP. These topics will inform WPP's ESG approach going forward, to focus activity on the topics of greatest importance and relevance to the business and its stakeholders. As materiality is dynamic, we will monitor and adjust as needed.

Read more at wpp.com/sustainabilityreport2024

ESG TOPIC			LOCATION IN REPORT	
Corporate culture and business ethics		✓	People Policies, procedures and culture	(pages 42-44) (pages 74-76)
Fraud, corruption and bribery	✓	✓	Policies, procedures and culture	(pages 74-76)
Data privacy and security	✓	✓	AI and data ethics, privacy and security	(page 57)
Equal treatment and opportunities for all employees		✓	People	(pages 42-44)
Operational greenhouse gas emissions		✓	Planet	(pages 45-46)
Regulatory compliance	✓	✓	Policies, procedures and culture	(pages 74-76)
Responsible AI and technology use		✓	AI and data ethics, privacy and security	(page 57)
Responsible marketing and communications		✓	Clients Communities	(page 56) (pages 58-59)
Social and environmental impact of our client work		✓	Clients Communities	(page 56) (pages 58-59)
Supply chain greenhouse gas emissions		✓	Planet	(pages 45-46)
Talent attraction, retention and development		✓	People	(pages 42-44)

KEY Indicates where a topic is material from a financial perspective; Indicates where a topic is material from an impact perspective

OUR ESG REPORTING ROADMAP

2002: first Sustainability Report
WPP is an early adopter of sustainability reporting, publishing our first Sustainability Report more than 20 years ago



2021: engage PwC to conduct third-party limited assurance
To strengthen our approach to non-financial assurance, we engage PwC to provide independent limited assurance over select ESG metrics

2022: ESG controls launch
In response to assurance observations, and in preparation for incoming ESG legislation, we design and launch our first set of formal ESG controls to enhance data quality

2024: double materiality assessment
We conduct our first double materiality assessment. Topics identified as material are summarised above

2025 onwards: regulatory alignment
We will continue to evolve disclosures to comply with ESG reporting frameworks, including the CSRD and the IFRS Sustainability Standards

STAKEHOLDER ENGAGEMENT

Dialogue with our stakeholders, including our people, clients and shareholders, provides valuable feedback and insight into sustainability risks and opportunities, for our Company and our clients. Most stakeholder engagement takes place in the course of doing business.

Information on employee engagement including our All In employee survey is on page 44. During the year, WPP launched a new Sustainability Academy, which provides globally accessible on-demand training to equip our people with the knowledge and practical tools they need to respond to sustainability topics, including climate change (see page 56). We will continue to expand Academy content in 2025.

INVESTOR ENGAGEMENT

We regularly engage with investors on ESG topics, and in 2024 we engaged with rating agencies and benchmarking organisations on sustainability matters, including: Bloomberg Gender-Equality Index; EcoVadis; Equileap; Vigeo Eiris; FTSE Russell; ISS; Moody's; MSCI Research Inc.; Tortoise Responsibility 100; Sedex; and Sustainalytics.

We are included in the FTSE4Good Index and participate in CDP's climate change questionnaire, in which we continue to score a 'B' rating.

Read more about how we engage with stakeholders on sustainability on page 33 of our 2024 Sustainability Report

In 2021, we linked the margin of our $2.5 billion revolving credit facility to specific sustainability measures. We refinanced the facility in February 2024 and included updated environmental and social metrics, approved in February 2025, as we continue to embed carbon reduction targets and broader sustainability commitments into our financing arrangements.

INSTITUTE OF BUSINESS ETHICS

WPP is a member of the Institute of Business Ethics (IBE) and considers it an important partner and support for the approach that the Company takes to business integrity, sustainability and ethics.

As set out more fully in the Risk Governance Framework and Business Integrity Programme on page 73, we want to champion and facilitate a culture where our people feel that acting with transparency, honesty and integrity is an expected metric for success, and this is also the IBE's ethos. The IBE shares knowledge and good practice as well as advice on the development and embedding of relevant policies through networking events, regular publications and training sessions, research and benchmarking reports.

The IBE is a registered charity funded by corporate and individual donations.

SUSTAINABILITY ASSURANCE

ESG data included in this Annual Report is for the calendar year 2024 and covers all subsidiaries of the Company.

The selected ESG performance metrics marked with the symbol throughout this report have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024 in accordance with International Standard on Assurance Engagements 3000 (revised) and, in respect of greenhouse gas emissions data, International Standard on Assurance Engagements 3410, issued by the International Auditing and Assurance Standards Board.

A copy of PwC's report and our reporting criteria are available at wpp.com/sustainabilityreport2024

We continue to review our reporting in line with emerging ESG regulations and standards, including the EU's Corporate Sustainability Reporting Directive and the International Sustainability Standards Board's Sustainability Standards. The outputs of our first double materiality assessment are set out in the table on page 36.

The majority of our data is collected locally, and a common challenge is reconciling inconsistencies in calculations and data capture. We are working to further enhance the quality and assurability of our ESG data in line with evolving reporting requirements

For further information on data quality, see page 46

NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT

This section indicates where you can find further information on each of the key areas of disclosure required by sections 414CA and 414CB of the Companies Act 2006.

The Climate-related Financial Disclosure Regulations 2022 amend these sections of the Companies Act 2006, requiring companies to incorporate climate disclosures in the annual report. WPP's TCFD disclosure is consistent with nine of the 11 TCFD requirements, and partially consistent with two (see TCFD Statement from page 47 for further details). At present, we do not disclose our total Scope 3 emissions in our Annual Report as we have not yet undertaken third party limited assurance of this data. However, we have provided qualitative descriptions of progress against our targets in 'our climate strategy' (pages 45-46). As we have not identified any material risk to our business from climate change, we believe that the TCFD requirements have been addressed in sufficient detail as is necessary to understand our business. As such, we have referenced the location of our climate-related financial disclosures as being within our statement on TCFD from page 47.

	WPP POLICIES AND GUIDANCE	RELEVANT PRINCIPAL RISK
Environmental matters	– Our climate strategy (pages 45-46) – TCFD statement (pages 47-54)	ESG including regulatory and reporting
Employees	– Our people strategy (pages 42-44)	People, culture and succession
Social matters	– Communities (pages 58-59)	N/A
Human rights	– Human rights (page 61)	N/A
Anti-bribery and corruption	– Policies, procedures and culture (pages 74-76)	Regulatory

SUSTAINABILITY AND OUR STRATEGY

Our sustainability strategy helps us deliver our purpose to use the power of creativity to build better futures for our people, planet, clients and communities

It supports our corporate strategy and helps us navigate a dynamic social and economic landscape, responding to evolving stakeholder expectations and shaping our contribution to the world around us.

It also supports talent attraction and retention, and our work for clients, who look to us to help them find and scale solutions to achieve their goals.

WPP'S STRATEGIC GOALS:

- Lead through AI, data and technology
- Accelerate growth through the power of creative transformation
- Build world-class, market-leading brands
- Execute efficiently to drive strong financial returns

PILLARS

PEOPLE

Become the employer of choice for all

- Build a culture where everyone is treated with dignity and respect
- Ensure an inclusive working environment for all
- Grow future skills and knowledge across our industry

PLANET

Maximise our positive impact on the planet

- Build energy-efficient campuses that make a positive contribution to local communities
- Reduce Scope 1 and 2 emissions by 84% by 2025 and Scope 3 emissions by 50% by 2030 (2019 baseline)

CLIENTS

Enable our clients on their sustainability journeys

- Ensure fairness and high standards across our work, including AI, privacy and data ethics
- Support our clients as they deliver their emissions reduction and wider sustainability goals

COMMUNITIES

Use the power of our creativity and voice to support healthy, vibrant communities

- Ensure our sustainability commitments and principles are upheld across our value chain
- Drive positive impact through our work, external partnerships and initiatives

STRATEGIC PROGRESS		SUPPORTING OUR STRATEGIC GOALS	
– Future Readiness Academies expanded to include new courses, including advanced AI training and a new Sustainability Academy – 42%◎ of executive leaders[1] across WPP are women (2023: 41%) and 54% of senior managers are women (2023: 53%) – 79,000 of our people took part in our annual All In survey	**108,000+** **Future Readiness Academies lessons completed to date**		See more from page 42
– 0.15 tCO_2e emissions per person from direct operations (Scope 1 and 2), an 82% reduction since our 2019 baseline and a 22% reduction year-on-year (2023: 0.19 tCO_2e) – 93%◎ of electricity sourced from renewable sources (2023: 88%) – To support our Scope 3 targets assessed 138 suppliers, representing $1.2 billion in spend, on their carbon reduction commitments	**82%** **absolute reduction in tCO_2e emissions (Scope 1 and 2) since 2019 and 26% reduction year-on-year**		See more from page 45
– 82% of top 50 clients have set or committed to set science-based carbon reduction targets (2023: 82%) – Green Claims training made accessible to all WPP people and bespoke training delivered to clients in potentially higher-risk sectors	**8.0** **out of 10 rating from our clients for our ability to support their sustainability goals** (2023: 8.0)		See more from page 56
– Supported our people globally in the wake of ten critical-level emergencies in 2024 – The VML Foundation surpassed $3.2 million in charitable donations	**£26.9m** **total social contribution, including cash donations, pro bono work, in-kind contributions and free media space** (2023: £32.1 million)		See more from page 58

[1] In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the board and executive leadership population (see WPP Sustainability Reporting Criteria 2024)

◎ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

OUR APPROACH TO SUSTAINABILITY

Our governance processes and policies help us manage sustainability risks and opportunities consistently across the Company

SUSTAINABILITY GOVERNANCE MODEL[1]

BOARD OVERSIGHT
Responsible for the overall long-term success of WPP and for overseeing the purpose, values and culture and strategic direction, including on sustainability.

The Board is supported by the Audit and Sustainability Committees in its oversight of corporate responsibility, sustainability, ESG and related reputational matters.

EXECUTIVE RESPONSIBILITY
The Executive Committee is responsible for leading the Company and executing its strategy, including the sustainability strategy.

The Disclosure Committee oversees the accuracy and timeliness of Group disclosures, including those related to sustainability and ESG matters.

The Risk Committee oversees WPP's compliance with laws, regulations and internal policies, focusing on the effectiveness of the Company's compliance framework and any emerging risks, including those related to sustainability and ESG factors.

MANAGEMENT AND DELIVERY
The Chief Sustainability Officer has overall operational responsibility for sustainability, supported by a specialist sustainability team. Cross-functional leadership working groups, including an ESG Working Group and Net Zero Leadership Group, drive progress against WPP's sustainability strategy.

Our clear policy framework, which includes our Sustainability Policy, sets the structure for our agencies to follow. Our agencies are required to report performance to WPP on an annual basis.


AUDIT COMMITTEE
SUSTAINABILITY COMMITTEE
INFORM
OVERSEE
EXECUTIVE COMMITTEE
DISCLOSURE COMMITTEE
RISK COMMITTEE
SPECIALIST SUSTAINABILITY TEAM
LEADERSHIP WORKING GROUPS
HQ FUNCTIONS
WPP AGENCIES

1 References to sustainability and ESG are inclusive of the climate change issues identified as relevant to WPP in the TCFD statement (pages 47-54)

BOARD OVERSIGHT

The Board approves our sustainability policies and disclosures. Where sustainability matters, including climate change, are identified by management as relevant, the Board takes these into account when overseeing major decisions as set out in WPP Matters Reserved for the Board (available on wpp.com).

Our Sustainability Committee supports the Board in its oversight of corporate responsibility, sustainability, ESG and related reputational matters. Committee members bring with them a wide range of sustainability expertise, including marketing, technology, sustainable business and international development, from senior positions in business and non-governmental organisations.

The Committee works to understand WPP's sustainability-related risks and opportunities, review and monitor the management and implementation of our sustainability strategy and Transition Plan, and review policy statements on environmental and social matters. The Committee meets at least four times a year, receiving in-depth progress reviews from management at each meeting, and provides an update to the Board following each meeting.

The Audit Committee, jointly with the Sustainability Committee, monitors the integrity of WPP's ESG disclosures, including the relationship with our ESG assurance provider. It provides oversight of internal controls and risk management, including our ESG controls.

The Compensation Committee determines our remuneration policy, in accordance with the UK Corporate Governance Code.

The Nomination and Governance Committee reviews the Board's composition and skills ensuring, where relevant, that the Board's oversight of material ESG matters is appropriate.

For further information see Corporate Governance from page 86

EXECUTIVE RESPONSIBILITY

The Executive Committee assists the CEO in discharging his responsibilities. Collectively, it is responsible for implementing strategy, including sustainability strategy, ensuring consistent execution and embedding the Company's culture and values.

The Disclosure Committee was established by the CEO and CFO. It is responsible for overseeing the accuracy and timeliness of Group disclosures, including those related to sustainability and ESG matters, and reviewing controls and procedures in relation to the public disclosure of financial and non-financial information.

The Risk Committee assists the Board and Audit Committee by reviewing, monitoring and advising on: compliance with laws, regulations, internal procedures and industry standards; the design and implementation of WPP's compliance framework, policies and procedures; and risks that present themselves throughout WPP, including material sustainability and ESG issues.

MANAGEMENT AND DELIVERY

The Chief Sustainability Officer has overall operational responsibility for sustainability. The sustainability team ensures consistent implementation of our standards and supports the business to identify sustainability-related risks and opportunities. Together, they engage the business through targeted briefings, programme meetings and status updates.

Our sustainability team monitors key performance metrics and collates status updates from the business, which are reported to the Chief Sustainability Officer, the relevant executive committees and Board committees, and the wider business. Progress against sustainability metrics and targets is communicated to the business on an annual basis.

Management of sustainability requires cross-functional accountability and responsibilities. To ensure alignment across functions, the sustainability team has formed working groups. The ESG Working Group includes executive-level representatives from relevant functions, and is responsible for ensuring the effective implementation of WPP's approach to ESG compliance in preparation for the CSRD and other mandatory regulations. The Net Zero Leadership Group brings together function and agency leaders across the five hotspots identified as generating the largest proportion of emissions across our total carbon footprint to accelerate progress against WPP's near-term science-based targets.

We set a clear policy framework through our Code of Business Conduct, Sustainability Policy, Supplier Code of Business Conduct and other policies included in the WPP Policy Book. Our agencies are required to comply with our Sustainability Policy, and report performance to WPP on an annual basis.

PEOPLE

Our people are our most valuable asset

We are a people business. Across everything we do, our success relies on the fundamentals of human connection, creativity and relationships. Teams of talented individuals, working towards common goals, are what drives growth for our clients and our agencies.

That's why we are committed to attracting, engaging and developing the best in the industry, leveraging our scale and global reach to provide exciting career opportunities that help our people grow and thrive across disciplines, agencies and geographical locations.

We do this by focusing on:

- The future of work and AI opportunities
- Streamlining ways of working
- Cultivating our leaders
- Ensuring a culture of belonging and expanding our talent pool

THE FUTURE OF WORK

In 2024 we developed new functionality and integrated new models into WPP Open, our AI-powered marketing operating system, to help employees in their day-to-day work. AI-powered applications including Creative Studio and Production Studio are helping augment our people's creativity, resulting in dynamic and innovative client work. A growing number of colleagues are discovering the benefits of WPP Open: at the end of 2024, monthly active users were up 74% to 33,000.

Our on-demand, online training platform Future Readiness Academies expanded in 2024 to include modules such as advanced AI training, focused on building essential skills in prompt engineering and practical AI applications. To date over 30,000 learners have completed more than 108,000 Future Readiness Academies lessons.

Throughout 2024, our people earned more than 21,000 accreditations and certifications (2023: 34,000+) from leading technology partners including Adobe, Google, Meta, Microsoft and TikTok, helping to equip them with future-ready skills. Accreditations and certifications were lower in 2024 as we reviewed our partnership programme, expanding the scope of some existing partnerships, adding a number of new relationships, and exiting others.

STREAMLINING WAYS OF WORKING

In 2024 we rolled out a new employee performance and engagement tool across many of our agencies, creating greater consistency in performance management across the business.

Teams can now align on goals, track progress and engage in meaningful career discussions, enhancing both individual growth and organisational success. Additionally, we are streamlining global operations through tools including Workday and Maconomy.

CULTIVATING OUR LEADERS

WPP is committed to developing exceptional leaders through flagship programmes that empower and elevate talent globally. Maestro, which focuses on honing the skills of senior leaders, successfully delivered two cohorts in 2024, equipping participants with the tools and insights needed to navigate complex challenges and drive organisational success.

Walk the Talk, designed to support senior women leaders, delivered four impactful sessions, engaging over 180 participants. Walk the Talk continues to equip women leaders with the confidence, skills and networks to excel in their roles and lead change within the organisation.

LEADERSHIP CHANGES

We are committed to attracting and retaining the brightest and best in our industry. In July we welcomed Brian Lesser as Global CEO of GroupM, bringing his extensive expertise in data- and technology-driven marketing to support the continued growth of GroupM. Brian was joined in February 2025 by Emily Del Greco, formerly a Partner at McKinsey & Company, as Global COO at GroupM.

In September 2024 Philip Jansen, formerly Chief Executive of BT Group, joined the WPP Board as a Non-Executive Director, succeeding Roberto Quarta as Chair on 1 January 2025.

From March 2025 Diane Holland, an experienced and highly respected financial leader within WPP, will be taking on the role of WPP's Deputy Chief Financial Officer. Most recently, Diane served as Chief Financial and Transformation Officer for WPP Open and as the Global COO of VML. And in February 2024 Neil Stewart, whose career spans over 20 years in technology leadership roles, was appointed CEO of WPP Open.

Across the WPP network, Francisco Teixeira became Country Manager of WPP Portugal, while Kevin Johnson expanded his role as CEO of GroupM Canada to become President of WPP in Canada. Fiona Gordon was promoted to Global CEO of Advertising at Ogilvy, and James Murphy returned to Ogilvy as CEO of Ogilvy Group UK. In Asia Pacific, Rupert McPetrie was appointed CEO of GroupM China, and Chris Reitermann added the role of President of WPP in China to his leadership of Ogilvy in the region.



CREATIVE TECH APPRENTICESHIPS

Launched in November 2022, our Creative Tech Apprenticeship is a nine-month paid programme designed to equip emerging talent with next-generation technological skills. Since its inception, two cohorts have completed the programme, with most apprentices securing roles at our global production arm, Hogarth. In October 2024, we welcomed our third cohort of 16 apprentices, who received hands-on experience with leading brands and training in AI, creative coding and virtual production. Ethics, accessibility and inclusion remain central, ensuring participants are prepared to shape the future of technology in the creative industry and beyond.

CULTURE OF BELONGING

At WPP, a culture of belonging is a key enabler of creativity and therefore business success. By fostering inclusive workplaces, we encourage innovative ideas and solutions for both our people and our clients.

We have the ambition to be representative of the communities in which we operate and the consumers our clients wish to reach. Our Code of Business Conduct, which applies to everyone at WPP, sets out our commitment to select and promote people without discrimination.

In 2024 we partnered with The One Club for Creativity for the second time to launch One School UK, a free 16-week portfolio programme designed to open doors to a career in advertising and marketing for talented Black creatives.

We also continued to invest in Summit, our sponsorship programme focused on professional development for people of colour. In November 2024, a new cohort based in South Africa completed the programme, and we also inducted a UK-based cohort in September 2024.

And we refreshed our Inclusion as a Skill training, making it more digestible and engaging. Developed in partnership with MindGym, Inclusion as a Skill is designed to help employees at all levels learn and practise the behaviours needed to develop as inclusive leaders. The virtual, 90-minute multilingual sessions have been attended by thousands of employees worldwide.

Our Making Space initiative brings people together from across WPP to mark cultural moments and celebrate different communities within the Company. In 2024 activations included events for parents and caregivers, a series of events during Pride month, training on accessibility and disability in the employee experience, and speed mentoring to mark International Women's Day.

BENEFITS

Benefits vary by market, and typically include retirement savings plans, employee assistance schemes, life assurance and health and wellbeing programmes. We continue to harmonise our benefits across WPP.

For example, our health and wellbeing programme focuses on physical, mental and emotional health to address challenges before they arise, along with quality healthcare for when issues emerge. Many of these benefits are also available to eligible family members. In certain jurisdictions we may also include the provision of family planning benefits.

This works in partnership with our Employee Assistance Programme, which promotes mental health support globally as part of its suite of resources.

INDUSTRY RECOGNITION

Ten WPP leaders were named in UK INvolve's Heroes Women Role Model Lists for championing women in business and promoting gender diversity in 2024. A further 12 were named in the INvolve Empower Role Model List, celebrating leaders driving inclusion for people of colour within global businesses. And six were named in INvolve's Enable Role Model List, representing over 10% of the 50 recipients. This list celebrates individuals in the UK who advocate for workplace inclusion for people with disabilities, neurodiversity or mental health challenges.

Our people also won recognition for their creativity. Ogilvy's Piyush Pandey was awarded the 2024 Legend Award at the London International Awards, which recognises individuals who have demonstrated outstanding creativity at all levels. And in *The Drum*'s annual World Creative Rankings, we retained our position as the most creatively awarded group in global marketing, thanks to the talent and dedication of our people across the world.

REPRESENTATION

In 2024, 54% of our senior managers were women. The proportion of executive leaders across the Company who are women was 42%◈ (2023: 41%).[1]

GENDER

	Female	Male	Year
Board and executive[1]			
	42% (1,458)	**58% (2,037)**	**2024**◈
	41% (1,471)	59% (2,082)	2023
Senior managers			
	54% (10,657)	**46% (9,189)**	**2024**
	53% (10,768)	47% (9,404)	2023
All other employees			
	58% (48,244)	**42% (35,476)**	**2024**
	58% (51,039)	42% (37,567)	2023
Total employees			
	56% (60,359)	**44% (46,702)**	**2024**◈
	56% (63,278)	44% (49,053)	2023

● Female ● Male

Gender diversity figures exclude a small proportion where gender is unknown or undisclosed. In 2024, this accounted for less than 1% of total headcount

AGE◈



19 or under **<1%**
20-29 **31%**
30-39 **40%**
40-49 **19%**
50-59 **8%**
60 and over **<2%**

Age diversity figures exclude a small proportion where age is unknown or undisclosed. In 2024, this accounted for less than 1% of headcount

Read about how we are addressing data quality and evolving our workforce disclosures on page 10 of our 2024 Sustainability Report

[1] In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the board and executive leadership population (see WPP Sustainability Reporting Criteria 2024)

◈ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

PEOPLE CONTINUED

GREAT WORKPLACES

WPP campuses offer our people inspiring, collaborative places to work, bringing together the best talent, teams and technology under one roof.

In 2024 we launched seven new campuses, bringing the global total to 47. In September we opened our third London campus at One Southwark Bridge, now home to all employees from London-based GroupM agencies. We also opened a campus in Chennai, India, reinforcing the country's strategic importance as a hub for talent and innovation.

In 2025 five GroupM offices – Germany, Italy, Poland, Spain and UK – were recognised by the Top Employers Institute as a 2025 Top Employer. The Institute also awarded GroupM a 2025 Top Employer Europe accreditation.

OFFICE ATTENDANCE

We believe that spending time together in person strengthens our collaboration, culture and creativity. That's why, from April 2025 we are asking our people to spend an average of four days a week in the office. Our clients are also moving in this direction, and increasingly expect it of teams who work with them.

We understand the value of balancing work and personal commitments, and aim to approach this transition with openness and an understanding of people's different circumstances. We are putting in place clear processes to request additional flexibility, including for those with caring responsibilities, health issues and other considerations. Some roles that have always been fully or largely remote will continue as they are going forward.

EMPLOYEE ENGAGEMENT

Our All In staff survey for 2024 received 79,000 responses, reflecting continued engagement from our employees as we gather insights to shape our people strategy. Our employee net promoter score – how likely people are to recommend working here – remained neutral, while overall engagement was down slightly at 69%.

The survey identified a number of areas for improvement. At the same time, we were pleased to see that individual managers across the Company received strong feedback, with 85% of people agreeing that their manager creates an environment of belonging, and 78% agreeing that their manager encourages their career growth.

In response to feedback from 2023's survey, we made progress in key areas:

- **Career development:** expanded our Future Readiness Academies and enhanced Career Explorer, simplifying internal mobility to help employees build their careers within WPP
- **Mental health support:** enhanced our Employee Assistance Programme, including 24/7 counselling and support, alongside targeted awareness campaigns to promote these resources

Nearly 30,000 employees attended global CEO townhalls in 2024 – a chance for all employees to hear directly from Mark Read and other senior leaders – and we also launched the Count Me In survey, which captured responses from over 45,000 colleagues across 71 markets. The resulting insights will inform the development of our workplaces, policies and programmes, and enable access to opportunities for all.

See more in the People section of our 2024 Sustainability Report

FUTURE READINESS ACADEMIES

Future Readiness Academies equip our people with the knowledge and skills they need for success in a complex digital world. Over 280 online, on-demand bite-size lessons cover a broad range of skills, from Web3 to influencer marketing. Created in collaboration with the Open Data Institute and QA, the largest tech training company in the UK, our people can also access the full suite of QA lessons through the Academies.

Training is structured around:

- Core academies: covering pivotal topics in our industry such as marketing technology, commerce, data and AI, and the metaverse
- Skills essentials: covering a broad range of skills including leadership development, channel optimisation, healthcare content and other specialist courses
- Fundamentals: designed to cement core concepts such data and insights, agile transformation, intelligent technology and commercial mindset

In 2024 our Academies expanded to include new courses including advanced AI training, focused on building essential skills in prompt engineering and practical AI application, and a new Sustainability Academy, delivering foundational knowledge in sustainability through core modules on climate essentials, green claims and circular economy.

90%
user satisfaction rating



PLANET

Delivering progress against our sustainability goals to minimise our impact on the planet

OUR CLIMATE STRATEGY

We are committed to decarbonising our own business and supporting our clients' carbon reduction efforts.

In 2021 we set near-term science-based targets to reduce our greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels, and the aims of the Paris Agreement on climate.

OUR EMISSIONS TARGETS

84%

absolute Scope 1 and 2 emissions reduction by 2025[1]

50%

absolute Scope 3 emissions reduction by 2030[1]

These targets, which are verified by the Science Based Targets initiative (SBTi), were the first among our peers to include emissions from media buying and production (two-thirds of our total carbon footprint). We are also committed to offsetting residual emissions across our own operations (Scope 1 and 2) by 2025 and our supply chain (Scope 3) by 2030.

We continue to focus on reducing emissions across the five hotspots generating the largest proportion of emissions within our total footprint: real estate, enterprise technology, procurement, media and production. Across these hotspots, our aim is to integrate carbon reduction into our core commercial strategy and deliver reductions through day-to-day business activities.

Detailed, executive-sponsored emissions reduction strategies are being implemented for each hotspot. Progress is overseen by our Net Zero Leadership Group, bringing together the hotspot sponsors, including our Chief Procurement Officer and the CEO of Hogarth.

See more in the Planet section of our 2024 Sustainability Report

REDUCING SCOPE 1 AND 2 EMISSIONS

We continue to make progress towards our Scope 1 and 2 targets, largely driven by an increase in electricity purchased from renewable sources, improved energy efficiency in our buildings, reduction in our real estate portfolio by moving our people into fewer, more efficient buildings, and the shift towards electric and hybrid models for company cars.

82%

absolute reduction in tCO_2e emissions (Scope 1 and 2) since 2019 and 26% reduction year-on-year

Our Scope 1 emissions for 2024 were 9,629 tCO_2e (2023: 11,354 tCO_2e), of which a subtotal of 7,191 tCO_2e (75% of our total Scope 1 emissions footprint) has been subject to independent limited assurance procedures by PwC.

We also measure carbon intensity against revenue and headcount to track how we are decoupling carbon emissions from growth over time. In 2024, our headcount intensity was 0.15 tCO_2e/person (2023: 0.19), a 22% reduction compared to 2023 and a 82% reduction since our 2019 baseline. Our revenue intensity was 1.08 tCO_2e per £1 million revenue (2023: 1.44 tCO_2e), a 25% reduction year-on-year and a 84% reduction since our 2019 baseline.

Company cars account for 63% of our Scope 1 emissions. We continue to shift company cars to electric and hybrid where infrastructure makes it feasible to do so. In 2024, 63% of centrally-leased company cars were electric or hybrid (2023: 46%), largely driven by Belgium and Germany (half of company car contracts), where all new company car contracts are electric or hybrid. The Scope 1 emissions not subject to assurance procedures relate to locally-contracted company cars, for which emissions have been estimated.

RENEWABLE ELECTRICITY

In 2024, we bought 93% of our electricity from renewable sources (2023: 88%), and are on track to meet our target to reach 100% in 2025.

MARKET-BASED SCOPE 1 AND 2 EMISSIONS PROGRESS

(tCO_2e EMISSIONS)


0.82
0.23
0.19
0.15
87,585
26,102
21,322
15,879
2019 baseline
2022
2023
2024
Scope 1 and 2 (tCO2e)
Scope 1 and 2 per person (tCO2e/person)

Scope 2 market-based emissions were 6,250 tCO_2e (2023: 9,968 tCO_2e), a 37% reduction from 2023. Scope 2 location-based emissions were 55,302 tCO_2e (2023: 55,720 tCO_2e), a 1% reduction from 2023.

REDUCING SCOPE 3 EMISSIONS

Our supply chain makes up the overwhelming majority (98%) of our total emissions. We know that the complex nature of our supply chain makes our target to halve emissions by 2030 ambitious, but nevertheless it is one we are determined to reach. Engagement across our supply chain will be essential for delivering meaningful emissions reductions.

PROCUREMENT

We continue to build our understanding of our supply chain emissions. We now know that just 138 carbon-strategic suppliers contribute 56% of our total indirect purchased goods and services emissions. We have assessed the maturity of these suppliers' emissions reduction plans and embarked on an outreach and engagement plan to collectively work towards decarbonisation of our supply chain.

1 Data from 2019 baseline

Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

PLANET CONTINUED

Air travel

Business air travel accounts for around 3% of our baseline carbon footprint, but remains a focus as it is an emissions category over which we have more control.

In 2024, air travel emissions increased by 21% compared to 2023, though remain 25% lower than the pre-pandemic levels of 2019. Our total Scope 3 emissions from business air travel were 91,651 tCO_2e, including 61,894 tCO_2e from centrally contracted flights (68% of the total). The centrally contracted data is subject to independent limited assurance procedures by PwC. The air travel emissions not subject to assurance procedures come from flights booked outside our centralised systems.

To offset emissions from air travel, we have been purchasing high-quality carbon credits since 2007 and have permanently retired 1.8 million carbon credits, which are charged to each of our agencies.

ENTERPRISE TECHNOLOGY

The technology we use – from data centres to laptops – generates 6% of our Scope 3 footprint.[1]

Through our Cloud Acceleration Programme we are replacing older, less efficient hardware with more modern, agile, demand-led cloud-based solutions, reducing the carbon intensity of day-to-day processes. To date, we have decommissioned more than 1,000 servers and moved a further 800 to the cloud. As we continue with our cloud-first strategy, powered by renewable electricity, we are reducing our energy consumption, with the added flexibility of only using what we need, when we need it.

Introducing new campus technology standards has reduced the size of IT equipment rooms by 75%, lowering construction costs, power consumption and cooling needs.

MEDIA

We were the first among our peers to include emissions associated with media placement (more than half our supply chain emissions)[1] in our science-based reduction targets.

To explore the link between media performance and emissions, in 2024 we piloted (in partnership with third party AdTech vendors) new ways to estimate, optimise and reduce emissions.

We also welcomed the launch of the Global Media Sustainability Framework: the first industry-wide framework to measure carbon consistently across different media channels and markets in accordance with the Greenhouse Gas Protocol's standards.

PRODUCTION

The emissions generated by filming ads and the production of other content on behalf of clients are responsible for 14% of our supply chain carbon footprint.[1] Hogarth, our production agency, continues to innovate and invest in generative AI and virtual production technologies that allow for more efficient ways of generating content. By consolidating WPP's production capabilities under Hogarth, we can enhance overall production capabilities and boost skills development for our people.

Our production playbook helps guide decision-making before, during and after shoots. It supports teams in finding the right technology and approach to create the desired client requirements with the lowest carbon footprint.

Through our Production Studio, housed on WPP Open (our AI-powered marketing operating system), our creative teams can streamline and automate the creation of text, images and video. This unlocks efficiencies for clients and, in turn, emissions reductions, for example by reducing the need to travel.

SUPPORTING CLIENTS' EMISSIONS REDUCTION

Four in five of our 50 largest clients have set, or are committed to setting, science-based targets through the SBTi. Clients look to us to help them find and scale solutions as they implement their own transition plans. We continue to create innovative campaigns that help clients deliver on their own commitments, access new consumer markets and respond to evolving consumer and stakeholder expectations (see page 56).

EFFECTIVE GREEN CLAIMS

Scrutiny over brands' environmental claims continues, making it more important than ever that any claims we make on behalf of clients are authentic, material and matched by real action.

WPP's Green Claims Guide and training provides principles and practical tips for making effective green claims that are not misleading in any way. In 2024 we made training accessible to all WPP employees through our new Sustainability Academy, and delivered bespoke training to clients in potentially higher-risk sectors (see page 56).

OFFSETTING

The first step to limiting emissions is to reduce the total footprint of any of our products or services as far as possible. Our Environment Policy sets out how we manage the cost and quality of the carbon credits we buy to offset emissions we cannot avoid.

EVOLVING OUR ENVIRONMENTAL DISCLOSURES

A significant challenge for reducing carbon emissions is being able to measure them with confidence. We are working to improve the quality and coverage of our emissions data.

Calculating Scope 3 emissions is complex. To improve the speed of data delivery and the accuracy of data processing, we are centralising data sources, applying modelling techniques and automating data feeds. We include Scope 3 emissions data in our CDP Climate Change submission (see cdp.net).

As we evolve our disclosures to be consistent with the CSRD and other ESG reporting requirements, we will continue to disclose information on topics that fall outside the scope of CSRD reporting (including waste, circular economy and water management practices) through our annual ESG Data Book, CDP response and our EcoVadis submission. We remain committed to ongoing responsible management practices across both material and non-material environmental topics.

In 2025, we will recalculate our baseline carbon emissions in line with SBTi guidelines, as required every five years. We will publish our first formal Transition Plan once this exercise is complete, aligned to regulatory guidance including the recommendations of the Transition Plan Taskforce and the IFRS Sustainability Standards.

See more in the Planet section of our 2024 Sustainability Report and our 2024 ESG Data Book

1 Data from 2019 baseline

Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD) CONTENT INDEX

This section of our reporting includes disclosures relating to WPP's identified climate-related risks and opportunities.

UK LISTING RULES STATEMENT OF COMPLIANCE

WPP was an early adopter of the Task Force on Climate-related Financial Disclosures framework. WPP's seventh disclosure, set out below, is structured around the four TCFD themes of governance, strategy, risk management, and metrics and targets. We aim to develop our disclosures in line with TCFD's 11 recommended disclosures set out in June 2017 (see table below). We report in line with the FCA Listing Rule 6.6.6(8), which requires us to report on a 'comply or explain' basis against the TCFD recommended disclosures in respect of the financial year ended 31 December 2024. We consider our climate-related financial disclosures to be consistent with nine of the 11 TCFD recommended disclosures, and we have explained why we are not consistent for the remaining two in the related sections. We aim to be consistent with all 11 requirements within the timeframe of the UK's adoption of the IFRS Sustainability Standards. Therefore our disclosures are compliant with Listing Rule UKLR 6.6.6(8) and aligned with The Companies Regulations 2022, 414CB (2a). Some of the recommended disclosures, published in the 2021 TCFD Annex, will take more time for us to become fully consistent with due to challenges around data access and quantification. These areas, outlined in the table below, are most closely aligned with the UK Companies Regulations 414CB (2a), sub paragraphs (e) and (f), and relate to detailed financial impacts and quantitative scenario analysis of climate-related risks and opportunities. We will continue to implement the 2021 TCFD Annex recommendations, and intend to apply these more fully in our future disclosures through 2025.

TCFD RECOMMENDATION	LOCATION IN REPORT		COMPANIES ACT 2006, S414CB(2a-h)
GOVERNANCE			
✓ a) Describe the Board's oversight of climate-related risks and opportunities	**OUR APPROACH TO SUSTAINABILITY** The governance of climate-related risks and opportunities is fully integrated within our sustainability governance structures. References to sustainability and ESG are inclusive of the climate change issues identified as relevant to WPP in this TCFD statement The Sustainability Committee meets at least four times a year, receiving in-depth progress reviews from management on climate-related issues. The Board receives an update from the Sustainability Committee Chair following each meeting The Audit Committee also receives updates on the status of ESG reporting at WPP, including updates on climate-related risks, carbon emissions reporting and related assurance processes	**Page 40**	**CA s414CB(2a)**
	SUSTAINABILITY COMMITTEE REPORT The Sustainability Committee Report provides an update on the matters considered by the Committee in 2024	**Page 117**	
✓ b) Describe management's role in assessing and managing climate-related risks and opportunities	**OUR APPROACH TO SUSTAINABILITY** Our CEO and CFO (both Executive Directors) have overall responsibility for climate-related risks and opportunities, and our performance on carbon reduction is integrated into the CEO's incentive plan. The Chief Sustainability Officer has operational responsibility for assessing and managing climate-related issues	**Page 40**	**CA s414CB(2a)**

KEY ✓ Consistent ◌ Partially consistent

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT CONTINUED

TCFD RECOMMENDATION	LOCATION IN REPORT		COMPANIES ACT 2006, S414CB(2a-h)
STRATEGY			
a) Describe the climate-related risks and opportunities the organisation has identified over the short-, medium- and long-term	**PRINCIPAL RISKS AND UNCERTAINTIES** Descriptions of WPP's climate-related risks and opportunities are included in the Principal Risks disclosure	**Page 78**	**CA s414CB(2d)**
	CLIMATE-RELATED RISKS AND OPPORTUNITIES Detailed descriptions of our climate-related risks and opportunities over the short-, medium- and long-term	**Page 50**	
b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning	**CLIMATE-RELATED RISKS AND OPPORTUNITIES** Detailed descriptions of the impact of climate-related risks and opportunities on our resilience, strategy and financial planning. We have not yet quantified the impact of our climate-related risks and opportunities. Information on the status of quantification is included against each risk and opportunity disclosure	**Page 50**	**CA s414CB(2e)**
c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	**CLIMATE-RELATED RISKS AND OPPORTUNITIES** Detailed descriptions of the impact of climate-related risks and opportunities on our resilience, strategy and financial planning. We have not yet quantified the impact of our climate-related risks and opportunities. Information on the status of quantification is included against each risk and opportunity disclosure	**Page 50**	**CA s414CB(2f)**
RISK MANAGEMENT			
a) Describe the organisation's processes for identifying and assessing climate-related risks	**IDENTIFYING CLIMATE-RELATED RISKS** Detailed descriptions of how our climate-related risks and opportunities are managed	**Page 49**	**CA s414CB(2b)**
b) Describe the organisation's processes for managing climate-related risks	**CLIMATE-RELATED RISKS AND OPPORTUNITIES** Climate-related risks are integrated into our overall risk management process. We disclose how we manage our relevant climate-related risks and opportunities in our risk disclosure table	**Page 50**	**CA s414CB(2b)**
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management	**IDENTIFYING CLIMATE-RELATED RISKS** Our process for identifying climate-related risks takes into account multiple sources and stakeholders. It is integrated into our overall risk management process	**Page 49**	**CA s414CB(2c)**
METRICS AND TARGETS			
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	**TCFD METRICS AND TARGETS SUMMARY** Metrics and targets relating to our relevant climate-related risks and opportunities are provided in a summary table	**Page 54**	**CA s414CB(2h)**
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas emissions, and the related risks	**CARBON EMISSIONS STATEMENT** Our carbon emissions statement outlines our Scope 1, Scope 2 and Scope 3 business air travel emissions. We include Scope 3 emissions data in our CDP Climate Change submissions, published alongside this report (see wpp.com/sustainabilityreport2024), as we have not yet undertaken third party limited assurance over our full Scope 3 inventory	**Page 55**	**CA s414CB(2h)**
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	**TCFD METRICS AND TARGETS SUMMARY** Metrics and targets relating to our relevant climate-related risks and opportunities are provided in a summary table	**Page 54**	**CA s414CB(2g)**

KEY Consistent Partially consistent

IDENTIFYING CLIMATE-RELATED RISKS

The identification of climate-related risks and opportunities includes input from multiple sources and stakeholders. Annually, we reconfirm the list of risks and opportunities through analysis and interviews. This analysis is informed by interviews with sustainability and consumer experts from within WPP agencies, as well as external data sources. Recommendations on changes to the risks and opportunities and associated disclosures are reviewed by the Board Sustainability Committee on an annual basis.

Sustainability risks, including climate-related risks, are integrated into our overall risk management processes. The implications, including potential impact and actions necessary to mitigate and monitor, are reviewed by the Audit Committee on a regular basis. Our overall risk management process is outlined from page 73 and extreme weather and climate-related natural disasters are referenced within Environmental, social and governance risk, within the Principal risks and uncertainties disclosure from page 78. WPP has established risk committees at Group level and across our networks with the aim of ensuring oversight and focus at both levels to review, monitor and advise on risk and compliance issues, and climate risk is on their agendas.

See page 73

The relative significance of climate-related risk relative to other risks is considered both through the WPP double materiality assessment (see page 36) for information on the approach) and through the review of the principal risks and uncertainties disclosure.

CLIMATE-RELATED RISKS AND OPPORTUNITIES

WPP's disclosure of relevant climate-related risks and opportunities provided in this section outlines the impacts we expect to see on our business between now and 2030. It includes qualitative disclosure of both the impact on, and the resilience of, WPP's strategy. Details of the time horizons and climate scenarios considered as part of this assessment are included in the tables from page 50.

We do not believe there is a material financial impact of physical or transition climate change risks on our current year financial reporting. Further information is provided in the Accounting policies under 'Climate change considerations' (see page 156). Climate-related issues are not expected to be material in the short-term planning horizon. Materiality is described in our application of materiality (see page 191).

The risks and opportunities included in this disclosure are considered as part of the Group's budget-setting processes. For example, budgets related to the delivery of our net zero programme are considered by the functions responsible for individual hotspots.

See pages 45 and 46

MATERIALITY DEFINITIONS

Financially material: the observed or estimated impact exceeds the Group materiality threshold as determined by WPP's double materiality assessment

See page 36

Impact material: the ESG topic is identified as material through the process outlined in WPP's double materiality assessment

See page 36

Relevant: an ESG topic which falls below the materiality threshold, but is identified by management as relevant to users of this TCFD statement

EVOLUTION OF OUR CLIMATE-RELATED DISCLOSURES

2019: first TCFD statement
We are an early adopter of the recommendations from the TCFD, publishing our first disclosure in our 2018 Annual Report

2021: release near-term carbon reduction targets
We are the first company in our sector to include emissions from media placement and advertising production in our near-term targets

2022: cross-functional climate risk review workshops
These include representatives from corporate functions including sustainability, finance, real estate, legal, communications, procurement and crisis management and business resilience, resulting in enhanced risk descriptions and the integration of a risk about delivering our carbon reduction targets

2023: Transition Plan operational risk assessment
Potential delivery risks associated with our carbon reduction targets assessed to support the development of our Transition Plan

2024: double materiality assessment
Climate change is considered as part of our double materiality assessment. The risks and opportunities in this statement are updated to ensure alignment

2025: regulatory alignment
We will continue to align our climate-related disclosures with new reporting frameworks. This includes the IFRS Sustainability Standards and the Corporate Sustainability Reporting Directive

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT CONTINUED

CLIMATE SCENARIOS

Details of the assumptions applied under each scenario are included against each risk and opportunity. These scenarios were selected to cover a range of potential scenarios exploring how climate change could impact the business. We have used the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCPs) to provide inputs and assumptions regarding decarbonisation trajectories and physical impacts. The IPCC Shared Socioeconomic Pathways (SSPs) are used to provide social, economic and political inputs and assumptions.

Description	High-carbon (more than 4°C)	Low-carbon (less than 2°C)	Very low-carbon (less than 1.5°C)
RCP alignment	RCP 8.5 – business as usual, 4-degree Celsius	RCP 2.6 – acceptable limit 2-degree Celsius	RCP 1.9 – net zero transition 1.5-degree Celsius
IPCC SSP alignment	SSP4 – a road divided	SSP2 – middle of the road	SSP1 – the green road

TIME HORIZONS

Time horizon	Time period	Internal time horizon alignment
Short-term	2024-2025	Annual reporting period
Medium-term	2025-2027	Scope 1 and 2 science-based reduction target (2025) and Transformation Programme (2027)
Long-term	2028-2030	Scope 3 science-based reduction target (2030)[1]

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE: HIGH-CARBON SCENARIO	LOW-CARBON SCENARIO	VERY LOW-CARBON SCENARIO	MANAGEMENT
PHYSICAL RISKS AND OPPORTUNITIES				
Increased frequency of extreme weather and climate-related natural disasters (Risk; Medium-term; Long-term)				
Area of potential impact: Expenditure Link to Principal Risks: see 'environmental, social and governance' on page 85 Includes chronic and acute extreme weather which can damage our buildings and our employees' homes, jeopardise the safety and wellbeing of our people and has the potential to disrupt our operations. We consider this risk relevant to all operations, however certain geographies are more exposed (eg coastal cities including Chennai, New York, Miami, Mumbai, and Shanghai) We are currently unable to fully isolate the impact of climate change from other drivers and therefore do not publish a quantified value	**Key assumptions:** The physical impacts of climate change are broadly consistent across all three scenarios considered and start to differentiate after 2050 (in line with the RCP and SSP narratives). We are already experiencing increased exposure to extreme weather events **Impact:** As the longer-term physical impacts of climate change increase, we have assumed that WPP's campuses, business continuity procedures and employee support systems would require some additional investment above inflation to ensure continuity, minimise risk to infrastructure and, more critically, our people. We would also need to diversify these programmes to respond to increased climate-related migration, for example supporting our people through relocations			**Crisis management and business resilience (see page 85):** Provides global standards for operational resilience; strategy, governance, policy, resources and training assets to better plan for and respond to crisis events of all types and at all degrees of scale **Campuses (see page 33):** Our campus programme enables centralisation of emergency preparedness, incident response and business continuity procedures **Employee Assistance Programme (see page 44):** Is activated in response to climate-related extreme weather events **Supporting colleagues (see page 59):** We provide support for colleagues affected by natural disasters

[1] The long-term time horizon exceeds the period included in current financial planning, which covers a three-year time period

KEY: Risk, Opportunity, Short-term, Medium-term, Long-term

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE HIGH-CARBON SCENARIO	LOW-CARBON SCENARIO	VERY LOW-CARBON SCENARIO	MANAGEMENT
TRANSITION RISKS AND OPPORTUNITIES				
Delivering carbon reduction commitments ◆○◐●				
Area of potential impact: Expenditure Link to Principal Risks: see 'environmental, social and governance' on page 85 Delivering WPP's Scope 3 carbon reduction targets depends upon the adoption of new technologies (some of which have not yet been conceived or created) and business model innovations across the supply chain. We consider this risk relevant to all geographies, however it is more observable for operations with larger associated carbon emissions (eg media and production) We are currently unable to fully isolate the costs associated with our Transition Plan from other non-sustainability programmes and therefore do not publish a quantified value	**Key assumptions:** Policy support would be limited and market-based solutions prioritised. There would be limited regulation and reporting standards specific to our sector, eg around green claims and carbon-based products. Clients, consumers and existing commitments would drive decarbonisation **Potential impact:** Increased investment would be required in building renovation, electrification and supplier engagement to meet targets, including developing internal ESG capacity and capabilities. Likely increase in the cost of carbon removals required to meet our carbon reduction targets	**Key assumptions:** Policy support would be limited to markets currently advancing policy. This includes the EU and includes sector-specific requirements. Market-based solutions would still feature heavily. Increased policy action would embolden client and consumer expectations, resulting in wider calls for decarbonisation **Potential impact:** Markets with less policy support and regulation may require additional expenditure to meet targets. Moderate demand-led increase in market price per tonne of carbon removals required to meet our carbon reduction targets	**Key assumptions:** Policy support would be widespread, accelerating progress towards net zero across our value chain. Market-based solutions still utilised. Increased policy action would embolden client and consumer expectations, substantially accelerating the required pace of change **Potential impact:** Policy support would accelerate the pace of change, reducing investment required to deliver targets. More rapid decarbonisation would reduce pressure on the carbon removals market, and reduce overall cost associated with meeting our carbon reduction targets	**Our transition plan (see 'Planet' on pages 45 and 46):** In 2021, we set near-term science-based targets to reduce our greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels. Our Transition Plan will address how we are managing the implementation of our carbon reduction commitments
Changes in regulation and reporting standards ◆○◐				
Area of potential impact: Expenditure Link to Principal Risks: see 'environmental, social and governance' on page 85 WPP could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet its climate commitments. Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media We are currently unable to isolate the impact of climate change from other drivers and therefore do not publish a quantified value	**Key assumptions:** No new disclosure standards and reporting requirements emerge. A lack of ESG reporting regulation and standards could lead to mistrust of corporate carbon emissions data, climate commitments and the advertising of sustainable products and services among consumers and clients **Potential impact:** Current resourcing levels would continue to meet reporting obligations	**Key assumptions:** Emerging disclosure standards and reporting requirements in markets currently enacting legislation come into effect **Potential impact:** Additional investment in internal capability building (managed at a global level), data capture, reporting and assurance would be required to meet the needs of legislation, including in the UK, US and EU where legislation addressing ESG reporting is currently being enacted	**Key assumptions:** Disclosure standards and reporting requirements cover most major geographies and advance beyond what is currently in place. This includes the expansion of reporting requirements specific to the advertising sector – eg relating to the emissions facilitated through the sale of products and services **Potential impact:** Further additional investment in internal capability building (with localised expertise to support local compliance), data capture, reporting and assurance would be required to meet the needs of this legislation	**ESG reporting (page 36):** We are monitoring developments in legislation relating to ESG reporting and the regulation of environmental claims, and investing in internal capability building in response **Work with integrity (page 56):** Our Green Claims Guide is informed by guidance from regulators and complemented by a legal toolkit that has been incorporated into our legal clearance process **Offsetting (page 46):** Our Environment Policy covers how we manage the cost and quality of carbon credits purchased to offset emissions we cannot remove. We continue to develop our offsetting strategy as part of our Transition Plan

KEY ◆ Risk ◇ Opportunity ○ Short-term ◐ Medium-term ● Long-term

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WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE HIGH-CARBON SCENARIO	 LOW-CARBON SCENARIO	 VERY LOW-CARBON SCENARIO	MANAGEMENT
Increased demand for sustainable products and services ◇ ◐ ●				
Area of potential impact: Revenue Link to Principal Risks: N/A Opportunity to grow revenues from products and services which support clients as they seek to decarbonise their businesses. This may include developing low carbon marketing, media and ecommerce services, developing sustainability-focused brand strategies and promoting sustainable consumption to consumers This opportunity is relevant globally. We have not yet quantified the scale of this opportunity due to the availability of data	**Key assumptions:** Under this scenario we have assumed that, while some clients and consumers will seek sustainable products and services, the overall rise in demand is limited **Potential impact:** The overall impact on Group-level financial planning processes would be limited	**Key assumptions:** Growth in demand would be steady, and revenue generated from sustainable products and services by 2030 would be material with some markets and services seeing more growth than others **Potential impact:** Budgets and cash flow forecasts would likely reflect an investment in sustainability-related skills, as well as new sustainable product and service offerings	**Key assumptions:** Growth in demand would be rapid, and sustainable products and services would make up a significant proportion of revenues by 2030 across most markets and service offerings **Potential impact:** Budgets and cash flow forecasts would reflect the required investment to meet the opportunity. Significantly increased investment in employee capability required, and growth through acquisition may be needed to meet demand. Innovation and investment in new products and services would be extensive	**Our approach to sustainability (pages 40 and 41):** Outlines our commitment to developing products and services which enable our clients to adopt leadership positions on climate change and exceed the expectations of consumers **Media decarbonisation (page 46):** In 2024, GroupM piloted new ways to estimate, optimise and reduce emissions associated with media placement **Advertising production (page 46):** We continue to invest in generative AI and virtual production technologies that allow for more efficient ways of generating content
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency ◇ ◐ ●				
Area of potential impact: Avoided expenditure Link to Principal Risks: N/A Through carbon reduction initiatives we have the opportunity to decrease the costs associated with energy use and limit increased costs associated with carbon taxation. This relates both to our buildings, and to energy-intense activities such as data storage. This opportunity is relevant globally We are currently unable to isolate the impact of climate change from other variables and therefore do not publish a quantified range of impact	**Key assumptions:** Policy support for decarbonisation would be limited, placing the burden for decarbonisation on private sector funding **Potential impact:** Our investment in our carbon reduction strategy would still achieve resource efficiencies. However, some decarbonisation opportunities, including technology-based solutions, may not be available without a supportive policy environment, lowering the impact of this opportunity. This may increase our overall expenditure on carbon removals and offsets required to meet our climate commitments	**Key assumptions:** A greater level of policy support for decarbonisation would widen the pool of opportunities available to WPP. This includes greater proliferation of electrified buildings, greater availability of electric vehicles and greater innovation in value chain solutions. This would accelerate the overall rate at which WPP could decarbonise our operations and value chain **Potential impact**: The greater availability of decarbonisation options would accelerate the overall rate at which WPP could decarbonise our operations and value chain. Overall, this would lower our reliance on removal-based offsetting and reduce the cost associated with meeting our climate commitments		**Our Transition Plan (see 'Planet' on pages 45 and 46):** In 2021, we set near-term science-based targets to reduce our greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels. Our Transition Plan will address how we are managing the implementation of our carbon reduction commitments

KEY ◆ Risk ◇ Opportunity ○ Short-term ◐ Medium-term ● Long-term

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE: HIGH-CARBON SCENARIO	LOW-CARBON SCENARIO	VERY LOW-CARBON SCENARIO	MANAGEMENT
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content (Risk; Medium-term; Long-term)				
Area of potential impact: Fines, Revenue Link to Principal Risks: see 'environmental, social and governance' on page 85 Businesses and brands are seeing continued scrutiny of their role in driving consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change. This risk is globally relevant, but in the short-term is greater in geographies with existing or emerging regulation (Australia, EU, US and UK) We are currently unable to isolate the impact of climate change from other variables and therefore do not publish a quantified range of impact	**Key assumptions**: Government regulation of environmental advertising and marketing claims would likely be limited. There is little risk of litigation **Potential impact:** The risk of fines or revenue losses is negligible under this scenario. We would continue to invest in training to support credible environmental claims to respond to consumer and client concerns around credibility. As government regulation of environmental advertising and marketing claims has been enacted in geographies including Australia, EU and the UK, we no longer consider this scenario as relevant	**Key assumptions**: Government regulation of environmental advertising and marketing claims is likely to be centred on markets already advancing climate policy, in addition to consumer and client concern around credibility. This includes the EU. The risk of litigation increases in those markets **Potential impact:** Increased investment in training and capability would be required to ensure advertising and marketing content is compliant	**Key assumptions:** Government regulation of environmental advertising and marketing claims would likely be widespread, in addition to a significant rise in consumer and client concern around credibility. There would be widespread risk of litigation and the potential for revenue losses should our reputation for credibility be jeopardised **Potential impact:** Investment in localised training and capability would be required to ensure advertising and marketing content is compliant	**Policies, procedures and culture (pages 74-76):** The misrepresentation of environmental issues is governed by our Code of Conduct **Work with integrity (page 56):** We continue to develop and implement internal tools, including our Green Claims Guide, to help our people make effective environmental claims which are not misleading in any way **Accepting new assignments (page 56):** Our Assignment Acceptance Policy and Framework provides guidance on how to conduct due diligence in relation to clients and any work we are asked to undertake
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental (Risk; Medium-term; Long-term)				
Area of potential impact: Revenue Link to Principal Risks: see 'environmental, social and governance' on page 85 WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups who are at different stages of the decarbonisation process. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability related services We are currently unable to isolate the impact of climate change from other variables and therefore do not publish a quantified range of impact	**Key assumptions:** Government regulation of environmental advertising and marketing claims is limited. There is little risk of litigation **Potential impact:** We continue to develop training to support credible environmental claims to respond to consumer and client concerns around credibility	**Key assumptions:** Government regulation in a limited number of markets could outline definitions of high-carbon products or services that cannot be advertised, but this is restricted to the most carbon-intense instances. The risk of litigation increases in those markets **Potential impact:** There is likely to be an increased risk associated with working on client briefs perceived to be environmentally detrimental. Increased investment in training and capability is required to ensure advertising and marketing content is compliant	**Key assumptions:** Government regulation in a wide number of markets may outline definitions of high-carbon products or services that cannot be advertised and this covers a wider number of instances **Potential impact:** There is widespread risk of litigation and the potential for revenue losses should our reputation for credibility be jeopardised. There is an observable increased risk associated with working on client briefs perceived to be environmentally detrimental. Investment in localised training and capability would be required to ensure advertising and marketing content is compliant	**Accepting new assignments (page 56):** Our Assignment Acceptance Policy and Framework provides guidance on how to conduct due diligence in relation to clients and any work we are asked to undertake

KEY ◆ Risk ◇ Opportunity ○ Short-term ◐ Medium-term ● Long-term

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METRICS AND TARGETS

Metrics and targets are used by WPP to assess and manage our climate-related risks and opportunities. As part of the process of preparing this disclosure, we have considered the metrics set out by the TCFD in tables A1.1, A1.2 and A2.1 of the TCFD recommendations.

WPP RISK OR OPPORTUNITY	TCFD CATEGORY	INTERNAL TIME HORIZON ALIGNMENT		FURTHER DETAIL
Increased frequency of extreme weather and climate-related natural disasters	Physical risks	Metric	13% of headcount located in countries at 'extreme' exposure to the physical impacts of climate change in the next 30 years (2023: 12%)	Our campuses (page 33)
Changes in regulation and reporting standards	Transition risks	Target	Recalculate our baseline carbon emissions in line with SBTi guidelines, as required every five years	Evolving our environmental disclosures (page 46)
Delivering carbon reduction commitments	Greenhouse gas emissions	Target	Reducing absolute Scope 1 and 2 emissions by 84% by 2025 and absolute Scope 3 emissions – including media buying – by 50% by 2030, both from a 2019 base year	Our climate strategy (page 45)
		Target	Offset residual emissions to reach net zero in our own operations (Scope 1 and 2) by 2025 and across our supply chain (Scope 3) by 2030	Our climate strategy (page 45)
		Target	Sourcing 100% of our electricity from renewable sources by 2025	Reducing Scope 1 and 2 emissions (page 45)
		Metric	Absolute Scope 1 and Scope 2 emissions	Carbon emissions statement (page 55)
		Metric	Scope 1 and 2 carbon emissions per person and per unit of revenue	Carbon emissions statement (page 55)
		Metric	Scope 3 carbon emissions	Reducing Scope 3 emissions (page 45 and 46) WPP CDP Disclosure 2024 (see wpp.com/sustainabilityreport2024)
		Metric	93% electricity purchased from renewable sources (2023: 88%)	Operational emissions (page 45)
	Capital deployment	Target	Updated environmental and social metrics linked to the margin of WPP's revolving credit facility (February 2025)	Sustainability (page 37)
	Remuneration	Metric	Integration of performance on Scope 1 and 2 carbon reduction targets in executive remuneration	Compensation, succession and evaluation (from page 119)
	Internal carbon prices	Metric	£6.88 per tCO_2e associated with business air travel recharged to WPP agencies (2023: £6.93 per tCO_2e)	Offsetting (page 46)
Increased demand for sustainable products and services	Climate-related opportunities	Metric	82% of our top 50 clients have set or committed to set science-based carbon reduction targets (2023: 82%)	Supporting clients' emissions reduction (page 46)
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency	Climate-related opportunities	Target	Sourcing 100% of our electricity from renewable sources by 2025	Reducing Scope 1 and 2 emissions (page 45)
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content	Transition risks	Metric	Expand the delivery of Green Claims training, with focus on potentially higher-risk and higher-emissions sectors	Work with integrity (page 56)
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental	Transition risks			

Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

KEY Target Metric

CARBON EMISSIONS STATEMENT

EMISSIONS AND ENERGY[1,2]

CO_2e EMISSIONS BREAKDOWN (TONNES/ENERGY (MWh)

		2024						2023	2022	BASE YEAR 2019
Emissions source		UK[3]		Non-UK		Total		Total	Total	Total
Continuing operations		Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e
Scope 1	Natural gas	7,598	1,540	8,838	1,791	16,436	**3,331**	3,787	4,443	6,299
	Diesel and heating oil	1	0	781	203	782	**203**	494	698	541
	Company cars (centrally contracted)	N/A	2	N/A	3,655	N/A	**3,657**	4,251	4,911	
	Sub-total Scope 1	**7,599**	**1,542**	**9,619**	**5,649**	**17,218**	**7,191**◎	**8,532**	**10,052**	18,175
	Company cars (local contracts)	N/A	10	N/A	2,427	N/A	2,438	2,822	4,054	
	Total Scope 1	**7,599**	**1,552**	**9,619**	**8,076**	**17,218**	**9,629**	**11,354**	**14,106**	**25,015**
Scope 2	Standard electricity (location-based)	0	0	10,370	4,585	10,370	4,585	7,969	10,431	56,421
	Green and renewable electricity (location-based)	17,514	3,626	119,023	45,411	136,536	49,037	45,937	41,558	27,324
	Heat and steam	0	0	9,352	1,680	9,352	1,680	1,814	1,964	1,820
	Total Scope 2 (location-based emissions)	**17,514**	**3,626**	**138,745**	**51,676**	**156,258**	**55,302**◎	**55,720**	**53,953**	**85,565**
	Standard electricity (market-based)	0	0	10,370	4,570	10,370	4,570	8,154	10,032	60,750
	Green and renewable electricity (market-based)	17,514	0	119,023	0	136,536	0	0	0	0
	Heat and steam	0	0	9,352	1,680	9,352	1,680	1,814	1,964	1,820
	Total Scope 2 (market-based emissions)	**17,514**	**0**	**138,745**	**6,250**	**156,258**	**6,250**◎	**9,968**	**11,996**	**62,570**
Total Scope 1 and 2	Total Scope 1 and 2 (location-based)	**25,113**	**5,178**	**148,364**	**59,752**	**173,476**	**64,931**	**67,074**	**68,059**	**110,580**
	Total Scope 1 and 2 (market-based)	**25,113**	**1,552**	**148,364**	**14,326**	**173,376**	**15,879**	**21,322**	**26,102**	**87,585**
Scope 3	Business air travel (centrally contracted flights)	N/A		N/A		N/A	**61,894**◎	59,793	34,315	122,967
	Business air travel (locally contracted and uplifted)						29,757	15,894	21,347	
	Total Scope 3 (business air travel)						**91,651**	**75,687**	**55,662**	**122,967**

WPP'S CARBON INTENSITY (TONNES OF CO_2e)

Intensity metric			UK		Non-UK		Total	2023	2022	2019
Total Scope 1 and 2	Tonnes per full-time employee (market-based)	N/A	0.13	N/A	0.15	N/A	0.15	0.19	0.23	0.82
	Tonnes per £m revenue (market-based)	N/A	N/A	N/A	N/A	N/A	1.08	1.44	1.81	6.62
Scope 3	Tonnes per full-time employee	N/A	N/A	N/A	N/A	N/A	0.85	0.67	0.48	1.15

Notes

1 Our carbon emissions statement has been prepared in accordance with the Greenhouse Gas Protocol and aligns with the Scope 2 market-based emissions methodology guidance. Our reporting incorporates carbon dioxide equivalent emissions from building energy use, company cars and business air travel. Emissions data is included for all operations where WPP have control of the entity, either through majority ownership of the equity share capital or through other facts and circumstances that lead to the conclusion that WPP has power over the investee

2 Additional information on our carbon emissions methodology is included in our 2024 Sustainability Report and WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

3 In line with UK Streamlined Energy and Carbon Reporting (SECR) requirements, we have calculated our energy use and emissions for UK markets, showing in a separate column

◎ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

CLIENTS

We work for and with clients to bring about change

A significant amount of our work supports clients' efforts to achieve societal outcomes that respond to changing consumer expectations and drive growth in an economy in transition.

We help clients deliver work that is creative, credible and actionable, whether through strategic expertise in sustainability, low-carbon production and media distribution, products and services that are sustainable by design, or work that drives consumer behaviour towards a more sustainable future.

For example, at the 2024 Super Bowl, VML and Mindshare introduced Mayo Cat, inspiring people to use Hellmann's mayonnaise to revitalise leftover food. Hellmann's Big Game campaigns are helping change consumer attitudes to food waste, resulting in a 24.4% increase in #MakeTasteNotWaste conversations on social media over the last four years.

WORK WITH INTEGRITY

We are committed to honesty and integrity in our work. We adhere to the highest regulatory standards and we will not undertake assignments that are intended or designed to mislead or deceive. We work hard to maintain strong compliance in areas including ethics, human rights, privacy and data security. These are covered in our Code of Business Conduct and mandatory online ethics training. Our agencies are required to comply with copy-checking and clearance processes with our legal teams before publication of their work.

ACCEPTING NEW ASSIGNMENTS

We have a process in place to review new assignments and clients. Each of our agencies has a global risk committee, chaired by its respective CEO, to ensure that leadership has a full understanding of the risks across businesses and markets.

See Risk Governance Framework on page 73

WPP agencies are required to follow our Assignment Acceptance Policy and Framework when taking on new business. This applies to all client sectors and provides guidance on how to conduct additional due diligence in relation to clients and any work they are asked to undertake. It requires various categories of work to be considered by our agencies' risk committees, or escalated to WPP for review.

GREEN CLAIMS

WPP's Green Claims Guide contains principles and practical tips for making effective green claims that are not misleading in any way. In 2024 we continued to roll out green claims training to clients and partners:

- WPP and Burson ran a client event on the EU Green Claims Directive with the EU Commission, including green claims training with clients and partners, and a deep dive into what the Directive means for brands
- We ran tailored training for potentially higher-risk and higher-emissions clients across consumer goods, retail, energy and financial services
- We translated our green claims training into e-learning as part of our new Sustainability Academy, meaning this is now accessible to everyone at WPP on demand

VANISHING EMAILS

The energy used to store promotional emails on servers generates 3,200 tCO_2e a day. Vanishing Emails, a new tool powered by Amazon Web Services and created by VML in partnership with Slalom, deletes outdated promotional emails to reduce the carbon footprint of people's inboxes. As a result, over 200 billion promotional emails were deleted in the first year.


VANISHING EMAILS
powered by aws
WHEN PROMOTIONS EXPIRE,
THEIR CARBON FOOTPRINT CUTS BACK.

CAMPAIGN AD NET ZERO AWARDS

We were proud to win four awards at the 2024 *Campaign* Ad Net Zero Awards, which recognise organisations driving behaviour change for a more sustainable future.

WPP SUSTAINABILITY ACADEMY

In September we launched WPP's Sustainability Academy, part of our Future Readiness Academies, to equip our people with the skills and confidence to tackle sustainability challenges and deliver smart, sustainable solutions that help clients address their own sustainability priorities and impacts. Featuring interactive modules and live masterclasses offering best practice, insights and practical tips, the Academy helps foster bold, creative thinking to help support clients as they navigate sustainability issues.

SUSTAINABLE INNOVATION

We continue to create innovative, impactful campaigns that are sustainable by design, and that help clients deliver on their own commitments, access new consumer markets and respond to evolving consumer and stakeholder expectations.

For example, VML worked with Ford to design the world's first seat belt accessory to keep breast cancer patients safe after a mastectomy. Ford, a global leader in automotive safety and sustainability, recognised an opportunity to make a meaningful impact with SupportBelt, developed with the input of patients, doctors, engineers and designers to ensure comfort and safety for post-operative women.

See more in the Clients section of our 2024 Sustainability Report

AI AND DATA ETHICS, PRIVACY AND SECURITY

A strong approach to governance, privacy and security

A transparent and accountable approach to data, privacy and AI is important for clients, consumers and WPP. We go beyond the legal minimum to maintain the highest ethical standards.

OUR APPROACH TO DATA

We have well-established and robust governance in place for data privacy and risk management. A continued focus on privacy-enhancing technologies in adtech, evolving data privacy laws and increased regulation mean adaptation and agility are key tenets of our approach.

Advertising should respect privacy while delivering exceptional value for consumers and advertisers. That's why Choreograph, our data company was specifically designed to help clients get more out of their data while taking an ethical approach.

In 2023, GroupM and Google Chrome launched a global initiative focused on Privacy Sandbox technologies. We remain committed to collaborating closely with our partners, including Google, on the development and refinement of these technologies. This ongoing collaboration will enable us to provide our clients with innovative and sustainable advertising strategies that drive continued success while respecting user privacy.

USING AI SAFELY

We are dedicated to employing systems that align with fundamental principles in the responsible development and use of AI. All AI models and platforms used by WPP are reviewed by a multidisciplinary team to assess them from a legal, ethical and technical perspective. We have been training WPP people since 2019 to ensure they use AI responsibly and effectively, taking into account the use of personal data, privacy and intellectual property (IP) laws, and confidentiality.

In 2024 we continued to develop and enhance our AI governance approach, further updating our policies and establishing our AI-vendor review process.

In addition to our Generative AI Principles, in 2024 we published our AI Principles, acknowledging our broader use of AI and with it our responsibility to understand, monitor and evaluate this evolving technology on an ongoing basis.

AI GOVERNANCE

We established a Generative AI Governance Committee to oversee the application, adoption and risks associated with AI across WPP. This Committee includes the CEO, CTO and Chief Privacy Officer and other senior stakeholders in the business with responsibility for the safe and responsible use of AI within the Company.

The Committee has carried out a risk assessment, which can be found on page 79

AI AND SUSTAINABILITY

We are committed to better understanding and managing the environmental impacts of AI, exploring ways to improve energy efficiency in the design and development of our new AI-enabled technologies and products. And we partner with some of the most advanced technology providers in the world who are prioritising their own emissions reduction and sustainability strategies.

Efficiencies unlocked by AI are amplified through scale. We encourage the adoption of AI across our workforce. For example, our Future Readiness Academies equip our people with the knowledge and skills to navigate the complexities of AI and use it responsibly, ethically and efficiently.

WORKING WITH INDUSTRY

WPP welcomes government guidance and regulatory frameworks that set guardrails for responsible stewardship of AI, data and technology, while recognising the need to highlight the possibilities they offer. Through active engagement with industry bodies including the Advertising Association in the UK and the Network Advertising Initiative in the US, we are able to monitor and influence the changing regulatory landscape.

PRIVACY AND SECURITY

We have strong systems in place to ensure privacy and security for ourselves, our clients and our suppliers.

- The Risk Subcommittee regularly reviews and monitors our data ethics, privacy and security risk, as well as our approach to regulatory and legal compliance
- Our Chief Privacy Officer leads our work on privacy, supported by our Data Protection Officer. Alongside the WPP privacy team, they provide practical support to our agencies, promote best practices and ensure that privacy risks are well understood
- The WPP Data Privacy and Security Charter (reviewed and updated throughout the year) sets out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards
- Safer Data training, which includes content on data protection, security and privacy, must be completed by all new and current employees, as well as consultants. Throughout the year, agency and subject matter-specific training is provided across WPP. This has included sessions focused on new regulations such as the Digital Personal Data Protection Act in India
- Our privacy teams establish direct relationships with their client counterparts to ensure engagement and alignment, as well as organising training across WPP and client teams
- Our annual Data Health Checker provides insight into how data is used, stored and transferred and helps us to identify any parts of the business that need further support. In 2024, the average risk score was 1.56 (2023: 1.61), where five indicates maximum risk

COMMUNITIES

We use our skills, scale and voice to support healthy communities

We believe that good communications can help bring about shifts in attitudes and behaviour.

We help amplify the impact of charities and non-governmental organisations by providing marketing and creative services, often on a pro bono basis.

This work is mutually rewarding and often worth more than an equivalent cash donation, helping to improve fundraising efforts, recruit new members, change behaviour or achieve campaign goals. It also gives WPP people the chance to work on fulfilling, impactful and sometimes award-winning campaigns that build their skills and raise the profile of our agencies.

SUPPORTING OUR COMMUNITIES

We encourage our people to use their creativity and expertise to contribute to issues they are passionate about.

We have a long tradition of pro bono work covering a range of issues from the arts to conservation, health and human rights. Our established Foundations and active network of Green Teams around the world provide a platform for people to act.

In India, our multi-award-winning WPP India Foundation is transforming the lives and livelihoods of young people and their families through a targeted programme of interventions. The Foundation, which is both a grant-giving and employee volunteering platform, aims to increase secondary school retention, improve learning outcomes, and enhance job readiness with a focus on digital and creative transformation skills.

In Australia, we released our Innovate Reconciliation Action Plan, the second plan to be endorsed and accredited by Reconciliation Australia. The new two-year plan will help enhance the way WPP builds First Nations cultural thinking into our client offering, as well as outlining our commitments across five key pillars to ensure we are supporting First Nations communities.

In February this year, to mark Black History Month, we announced a new collaboration with Realize the Dream, the non-profit founded by Martin Luther King III. WPP agencies will use their capabilities to support the aim of achieving 100 million hours of community service by the 100th anniversary of Dr King's birthday.

VML FOUNDATION CELEBRATES 20 YEARS OF GIVING

One day a year for the past 20 years, VML has closed its offices worldwide and asked its employees to spend the day volunteering for local causes instead of working. Since the initiative began, VML has collectively supported more than 250 non-profit causes.

The VML Foundation surpassed $3.2 million in charitable donations in 2024, as well as supporting pro bono services for non-profits, year-long volunteer opportunities, disaster relief efforts and more.



EARTH DAY 2024

To celebrate Earth Day 2024, our Green Teams brought people together across 34 WPP campuses and online to learn, share and engage in more than 120 activities aimed at making a positive impact on local environments:

- In Atlanta, volunteers completed a litter pick in Grand Park
- Beijing hosted a week of activities focused on 'turning waste into treasure'
- Berlin launched a mobile phone recycling scheme in partnership with Deutsche Telekom
- Dubai hosted a beach cleaning day with a session on mitigating marine waste
- Other activities included tree planting, cleaning up local waterways, community gardening, preloved swap shops and much more






DAS
ECKIGE
INS RUNDE
VOLLTREFFER MIT
ALTEN HANDYS





LIFE-CHANGING CLIENT WORK

We are proud to deploy our creativity to rethink the status quo. In 2024, campaigns included Grey's Sightwalks for Sol Cements, which helped visually impaired people navigate city streets guided by tactile pavements. The campaign was hailed as a breakthrough in inclusive design and won eight Cannes Lions.

Filter Caps by Ogilvy, which co-developed biodegradable filter caps for water bottles, helped deliver safe water to vulnerable communities across Colombia, and was named one of *TIME* magazine's best inventions of 2024.

And AKQA's Sounds Right, in partnership with Spotify, was a world-first initiative that allowed artists to credit nature so that royalties from natural sounds can fund conservation projects.

PROMOTING INCLUSION AND BELONGING

We continue to invest in programmes to promote inclusion and a culture of belonging. These include some of the initiatives that received funding through our three-year Racial Equity Programme, which concluded in 2024, to invest $30 million in inclusion programmes and supporting external organisations.

For example, for the second year running we partnered with The One Club for Creativity to launch One School UK, a free 16-week portfolio school for Black creatives. This programme supports emerging talent by breaking down barriers to entry in the creative industries, building a more diverse talent pipeline for the future.

SUPPORTING OUR COLLEAGUES

In 2024 we supported our communities around the world affected by war and natural disasters. For colleagues based in Lebanon and Israel, we provided direct assistance as soon as conflict broke out including an emergency financial fund and help for people moving to safety.

After severe flooding in Brazil, we provided support to 50 displaced employees that included hardship allowances and access to emergency medical aid. And in the wake of the California wildfires, during which 47 WPP employees were evacuated, we put in place emergency provisions including medical insurance and funds to cover temporary accommodation.


WAITING TO LIVE
CLIENT:
NHS BLOOD & TRANSPLANT
AGENCY:
VML
Poignantly highlighting the unseen wait for child organ transplants in the UK
waiting to live
Scan the QR code

WHAT WE GAVE IN 2024

PRO BONO WORK
(£m)

2024	4.6
2023	9.0

CASH DONATIONS
(£m)

2024	4.5
2023	3.6

COMBINED SOCIAL INVESTMENT
(£m)

2024	9.1
2023	12.6

WPP media agencies negotiated free media space worth £17.8 million on behalf of pro bono clients (2023: £19.5 million).

Our combined social investment as a proportion of profit before tax was 0.9% (2023: 0.8%).

£26.9m
total social contribution
(2023: £32.1 million)

Our total social contribution, taking into account cash donations, pro bono work, in kind contributions and free media space was £26.9 million (2023: £32.1 million).

See more in the Communities section of our 2024 Sustainability Report

PUBLIC POLICY

Business can make a valuable contribution to the public policy debate

To protect the public interest, it is important that we conduct all lobbying with integrity and transparency.

Most of our public policy work is carried out for clients by our public affairs businesses, including lobbying public officials and influencing public opinion. We also advocate on issues that affect our business, people and wider stakeholders.

Our agencies engaged in public affairs included Burson and FGS Global in 2024.[1] The majority of this work took place in the US, UK and EU, although many clients are multinational businesses operating in many countries.

OUR STANDARDS

Our Code of Business Conduct and Political Activities and Engagement Policy govern our political activities. They commit us to acting ethically in all aspects of our business and to maintaining the highest standards of honesty and integrity. Political activities should be conducted legally, ethically and transparently, and all related communication should be honest, factual and accurate. Our policies apply to all agencies and employees, at all levels.

Our Group Chief Counsel has responsibility for developing and implementing our Political Activities and Engagement Policy and public reporting procedures. Agency CEOs and CFOs in each country or region are responsible for implementing the policy locally.

Any third parties conducting political activities on behalf of WPP or our agencies must comply with the policy. Third parties are required to complete WPP mandatory ethics training or equivalent within their own organisations.

WPP agencies comply with all applicable laws and regulations governing the disclosure of public affairs activities. In the US, this includes the Lobby Disclosure Act and the Foreign Agent Registration Act, which are designed to achieve transparency on client representation and require lobbying firms to register the names of clients on whose behalf they contact legislators or executive branch personnel. A number of our agencies, and WPP plc, are listed on the EU Transparency Register of lobbying activities.

Our agencies in the US whose sole or primary business is lobbying have representatives of both major political parties among senior management.

Many of our agencies are members of professional organisations and abide by their codes of conduct. Examples include the UK Association of Professional Political Consultants and the European Public Affairs Consultancies' Association.

We will not undertake work that is intended to mislead and always seek to identify the underlying client before taking on work. Our Assignment Acceptance Policy and Framework provides guidance to our leaders and people about how to conduct additional due diligence in relation to clients and any work we are asked to undertake.

See page 56

LOBBYING AND POLITICAL ADVOCACY

At times we directly contribute to the debate on public policy issues relevant to our business, people and wider stakeholders. For example, we engaged with the UK government on its AI regulatory framework by hosting the AI Minister at a policy event and providing insight into AI systems. Additionally, we engaged extensively with the Department for Business and Trade on the 2035 Industrial Strategy. WPP is also represented in the Professional Business Services Council, which is co-chaired by a UK minister. Where relevant, we contributed to the public policy debate on other issues such as the EU's rules on green claims via a client event with the European Commission held in Brussels.

We also support clients' advocacy on a wide range of issues, through both pro bono and paid work. Our agencies contribute to public policy debate in areas where they have expertise and a special interest, such as privacy, data protection and AI issues.

WPP agencies must implement clear procedures for employing serving or former politicians, including a six-month 'cooling-off' period for people joining WPP from public office or the public sector.

POLITICAL CONTRIBUTIONS

WPP agencies are not permitted to make direct cash donations. Other political donations can only be made with the prior written approval of a WPP Executive Director. Donations must be reported to WPP's legal function before they are made to confirm they comply with this policy and to obtain the necessary approvals.

POLITICAL ACTION COMMITTEES

In countries where it is consistent with applicable law, individuals working at WPP agencies may make personal voluntary political contributions directly to candidates for office. Burson also maintained political action committees in 2024, which accept voluntary donations from their people to support political candidates and made disbursements worth $48,610 (data from fec.gov).

MEMBERSHIP OF TRADE ASSOCIATIONS

WPP and our agencies are members of industry groups, business associations and other membership organisations with robust governance processes. WPP agencies must nominate a senior manager to manage and oversee trade association relationships.

We actively support initiatives and projects that align with our values and priorities, such as Ad Net Zero. This can help accelerate progress across the industry. For example, we are supportive of Ad Net Zero's work to agree a consistent and transparent methodology for calculating emissions from media placement.

WPP's memberships include: the American Benefits Council, Business Disability Forum, China-Britain Business Council, Institute of Business Ethics, Living Wage Foundation, Media Trust, RE100, UN Global Compact, Unmind and The Valuable 500.

At a local level, our agencies are often members of local advertising, PR, public affairs and market research industry associations, as well as national chambers of commerce and business councils.

1 WPP disposed of FGS Global in December 2024

SUPPLY NETWORK

Understanding our network of suppliers

The wide range of services we offer and our organisational structure mean we have to manage a complex and dynamic supply chain.

We work with approximately 70,000 companies across our supply network.

Our suppliers fall into two main categories: those providing goods and services such as IT, telecommunications and travel, and those used in client work such as production and media.

In 2024 our responsible procurement team continued to strengthen how we manage environmental, social and governance issues in our supply chain, focusing on supply chain risk and Scope 3 decarbonisation.

We are committed to inclusion in our purchasing lifecycle, both internally and for the benefit of our clients.

SUPPLY CHAIN RISK

We continually review our supply chain risks and carry out due diligence on our suppliers to help us select suppliers that meet our requirements when it comes to doing business responsibly.

In 2024 we continued to evolve our approach to supply chain risk assessments. Key suppliers across each procurement category have been assessed and we are able to manage specific risks associated with those suppliers. The next phase will see us establish a framework for supplier relationship management, which will include risk management as an integral element.

Suppliers are asked to sign a copy of WPP's Code of Business Conduct, or prove equivalence within their own policies as a pre-condition to engagement to confirm they will comply with its principles.

Our Code of Business Conduct requires suppliers to apply similar standards to companies within their own supply chains, including evidencing social responsibility and anti-discrimination in their cultures, behaviours and attitudes.

WPP also includes a right-to-audit provision in the supplier documentation and/or standard terms and conditions of contract.

CARBON REDUCTION

We are committed to halving carbon emissions across our supply chain by 2030, from a 2019 baseline. We know that the complex nature of our supply chain makes this target ambitious, but it's one we are determined to reach.

In 2023, we analysed our indirect suppliers' carbon footprint in detail, identifying those carbon strategic suppliers we can engage with to help bring down emissions. In 2024, we continued to strengthen our understanding of supply chain emissions and established a repeatable process for mapping our suppliers' carbon footprint.

We now know that just 138 suppliers contribute 56% of our total indirect purchased goods and services emissions. We have assessed the maturity of these suppliers' emissions reduction plans and embarked on an outreach and engagement plan to collectively work towards decarbonisation of our supply chain. This will remain a priority in 2025 and beyond.

HUMAN RIGHTS

Respect for human rights is a fundamental principle for WPP. In our business activities we aim to prevent, identify and address negative impacts on human rights.

We look for opportunities to promote and support human rights, including children's rights, through our business activities and in areas such as our pro bono work.

All WPP agencies must comply with our Human Rights Policy Statement, which reflects international standards and principles including the UN Guiding Principles on Business and Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and UNICEF's Children's Rights and Business Principles.

Our most direct impact on human rights is as a major employer. We recognise the rights of our people, including those relating to freedom of association and collective bargaining, and do not tolerate harassment or any form of forced, compulsory or child labour.

We work with clients to manage any human rights risks from marketing campaigns, for example by protecting children's rights in relation to marketing. We will not undertake work that is intended to mislead on human rights or any other issue.

Our people can report concerns or suspected cases of misconduct through our Right to Speak facility (which is confidential and allows for anonymity).

See Whistleblowing on page 75

MODERN SLAVERY

We do not tolerate any form of modern slavery or human trafficking in any part of our business or supply chain.

We recognise the prevalence of modern slavery across all countries. Modern slavery training is mandatory for all procurement employees upon joining WPP.

To strengthen how we identify and manage modern slavery risk in our indirect supply chain, in 2024 we continued to work with third-party service provider SlaveCheck to explore how their 'collective intelligence' model can help identify and flag potential slavery risks or incidences within global supply chains.

Our global supplier agreement includes a specific clause relating to modern slavery compliance. We reserve the right to terminate a contract with any supplier found to breach or fail to comply with any legislation relating to modern slavery.

Our Modern Slavery Act statement is approved by the Board on an annual basis.

Modern Slavery Act Transparency Statement, wpp.com/modern-slavery-act-statement

CHIEF FINANCIAL OFFICER'S STATEMENT



"THE EFFICIENCY INITIATIVES WE ARE IMPLEMENTING WILL SUPPORT OUR AMBITION TO DELIVER MORE PROFITABLE GROWTH OVER THE MEDIUM-TERM, AS WELL AS CONTINUED INVESTMENT IN WPP OPEN, AI, DATA AND OUR TALENT"

JOANNE WILSON
CHIEF FINANCIAL OFFICER

Stronger margin and improved cash conversion, despite top-line pressures

Integral to our strategy over the past year has been the imperative to execute more efficiently, by unlocking structural and other cost savings, improving our cash conversion and investing for growth.

In 2024, we made good progress across these areas: structural cost savings associated with the creation of VML and Burson, and the simplification of GroupM, are being delivered ahead of plan; we improved our cash conversion; and we are investing in AI through WPP Open to transform how we work, getting from ideas to results more efficiently and effectively.

Our top-line performance was, however, weaker than we expected at the start of the year. Like-for-like revenue less pass-through costs fell by 1.0% for the year, which was at the low end of our revised guidance shared during our half-year results. This was driven by three factors that impacted our performance throughout the year – historical client assignment losses, a more challenging trading environment in China and weaker project-based spending.

The impact from these factors was most evident in our integrated creative agencies. Partly offsetting this, we delivered growth at GroupM, our media planning and buying business, and Hogarth, our production agency.

On a regional basis, these factors resulted in like-for-like declines in North America, the UK and Asia, which was only partially offset by growth in Western Continental Europe.

Across our key client sectors, we delivered mid-single-digit growth in CPG, our largest client sector, with growth in automotive, TME, financial services and travel and leisure. This was offset by declines in healthcare and retail, largely as a result of historical client losses, and while technology client spending declined low single-digit on a full-year basis, we did, as expected, see a return to growth in the second half of the year with sequential improvement from Q3 into Q4.

STRONGER OPERATING MARGIN

Despite the softer top-line performance, our headline operating margin increased to 15.0%, up from 14.8% in 2023, a 0.2 percentage point improvement on a reported basis and 0.4 percentage points in constant currency terms.

STRUCTURAL COST SAVINGS

This margin improvement was driven by strong progress on the realisation of structural cost savings from the strategic initiatives we undertook in 2024 – the creation of Burson and VML and the simplification of GroupM. I would like to thank each of the teams involved for their hard work in making these so successful.

As a result of these actions, we are now a simpler company with fewer brands and more streamlined back office support, able to optimise our investments in client-facing roles, in our capabilities and in our client technology, providing a stronger foundation for future growth. By way of example, GroupM now operates on one global technology platform, WPP Open Media Studio, with common support functions across all our media agencies.

These initiatives delivered in-year cost savings of £85 million in 2024, equivalent to 68% of the 2025 annualised saving of £125 million, and ahead of our original plan to deliver 40-50% of these savings in 2024.

MORE EFFICIENT BACK OFFICE

We also made good progress in our back office efficiency programme across enterprise technology, finance, procurement and real estate.

We continued our enterprise resource platform deployment, driving standardisation, better and more timely commercial insights and improved operational efficiency. We rolled out Maconomy in certain markets in Europe, Middle East, Africa and South America, and will go live with Workday in VML and Ogilvy in the UK in the first half of 2025.

More than 1,000 legacy servers were decommissioned in 2024, with over 60% of workloads now moved to the cloud. We also invested in AI tools to be used across WPP, including Microsoft Copilot, to improve our efficiency across back office functions and strengthen the capabilities of WPP Open for our agencies.

Across enterprise technology and finance, we continue to optimise our shared finance service centres, offshoring more back office processes and driving further automation and efficiencies in the work we do to support our agencies.

In 2024, we invested in our Global Delivery Centres (GDCs) with a capability hub headquartered in India, accessible to all WPP agency teams and providing services with capabilities from hyper-personalisation and composable commerce to cloud modernisation and product engineering. Prashant Mehta joined WPP in 2024 from Accenture as Managing Director to lead the GDCs.

Our category-led procurement model is proving successful in consolidating spend by sub-category to drive further savings. In real estate, we continued to consolidate leases and deliver savings from our ongoing campus programme, replacing multiple smaller, less efficient offices with fewer, larger, more modern sites. Seven new campuses opened during the year.

You can read more about these cost initiatives on page 32

IMPROVED CASH CONVERSION

Our adjusted operating cash flow was £1.5 billion, up from £1.3 billion in 2023. This improvement was driven by our disciplined focus on working capital management, leading to a year-on-year inflow of £117 million, compared to an outflow of £260 million in the prior year. This in turn improved our operating cash flow conversion of headline operating profit to 86%, up from 73% previously. Our improved cash performance, combined with the sale of our majority stake in FGS Global, resulted in year-end adjusted net debt of £1.7 billion, a £0.8 billion reduction year-on-year, helping to strengthen our balance sheet.

£1.7bn

year-end adjusted net debt
(2023: £2.5bn)

DISCIPLINED CAPITAL ALLOCATION

We maintain a consistent and disciplined approach to our capital allocation, supported by a focus on delivering improved cash flow conversion to achieve our medium-term targets while paying a sustainable and progressive dividend to our shareholders.

Our first priority is to invest in our business with a focus on WPP Open, AI and data. Cash investment in 2024 was £250 million, focused on enhancements to tools and functionality, as well as the deployment of WPP Open across our teams and roll-out to new and existing clients.

We maintain a progressive dividend policy, with a target payout ratio of around 40% of headline earnings per share. For 2024 the Board has recommended a flat final dividend of 24.4p, giving a total dividend of 39.4p for 2024, level with 2023 and representing a cash return to shareholders of over £420 million. This dividend will represent a payout ratio of 45% of headline earnings per share, slightly above our target level, but consistent with the commitment to a progressive dividend and reflecting the Board's confidence in future growth and improving profitability.

The third leg of our capital allocation policy is to invest in targeted M&A opportunities that strengthen and accelerate our capabilities in high-growth areas. In 2024, we acquired New Commercial Arts, a fast-growing independent creative agency, which joined Ogilvy's global creative network to drive the agency's momentum in the UK market.

And finally, where we have excess cash we will return it to shareholders, as we have demonstrated in recent years.

Our capital allocation policy is underpinned by the commitment to a strong, investment-grade balance sheet, and in December 2024 we repurchased €599 million of bonds using proceeds from the sale of FGS Global.

Our average adjusted net debt to headline EBITDA ratio for 2024 was 1.80x. This is slightly above our target range of 1.5-1.75x, reflecting the timing of the completion of the disposal of FGS Global late in the year.

OUTLOOK

The macroeconomic volatility and geopolitical uncertainty that characterised 2024 continues as we begin 2025. With that backdrop we have set our guidance for revenue less pass-through costs on a like-for-like basis at flat to -2.0%.

We believe that the strategic progress we made in 2024 and the investments we are making in 2025 will support delivery of our medium-term financial targets, and returning to growth is a top priority for everyone at WPP.

During 2025 we will continue to deliver on the fourth pillar of our strategy, executing efficiently to drive financial returns. We expect to hold headline operating margin flat compared to 2024, excluding any impact from foreign exchange movements, with annualised structural cost savings and continued disciplined cost management offsetting top-line pressures, a small margin drag from the FGS Global disposal and increased investment in WPP Open, AI and data.

While we have made good progress on unlocking cost savings and delivering strong cash flows, there is more work we can, and will, do to ensure our operations are efficient and support an optimal investment allocation for future growth. As part of this, we are on track to deliver the remaining £40 million of annualised structural cost savings in 2025 and further efficiency opportunities across both our back office and commercial delivery.

Finally, we expect an improvement in adjusted operating cash flow before working capital, driven primarily by a meaningful reduction in our cash restructuring costs from £275 million in 2024 to around £110 million in 2025.

We have reaffirmed our financial targets for the medium term: 3%+ like-for-like revenue less pass-through costs growth, 16-17% headline operating margin, and at least 85% operating cash flow conversion of headline operating profit. We will maintain our average adjusted net debt to EBITDA target ratio at between 1.5-1.75x and an investment-grade balance sheet.

2024 was a year of significant strategic progress at WPP, despite challenging trading, and I would like to take this opportunity to recognise the hard work and commitment from colleagues across our business and to thank them for their contribution in 2024. I look forward to working closely with all colleagues in the year ahead to deliver our goals and improved returns for shareholders.

See Financial Review on page 68 for further details



Joanne Wilson
Chief Financial Officer
28 March 2025

FINANCIAL OVERVIEW

Our medium-term financial framework is focused on driving more profitable growth and improving our cash generation, supported by a disciplined capital allocation framework

2024 FINANCIAL HIGHLIGHTS

(1.0)%

like-for-like growth in revenue less pass-through costs
(2023: 0.9%)

Revenue less pass-through costs growth declined 1.0% in 2024, driven by historical client losses, a challenging environment in China, and weaker project-based spending

15.0%

headline operating margin
(2023: 14.8%)

Our headline operating margin increased to 15.0%, up 0.2 percentage points (+0.4 on a like-for-like basis[1]), reflecting structural savings and disciplined cost control, while increasing investment in WPP Open, AI and data

86%

adjusted operating cash flow conversion[2]
(2023: 73%)

Adjusted operating cash flow grew to £1.5 billion (2023: £1.3 billion), benefiting from strong working capital management, leading to an improvement in conversion from headline operating profit to 86%

1.80x

average adjusted net debt/ headline EBITDA[2]
(2023: 1.83x)

Adjusted net debt at the end of 2024 was £1.7 billion, £0.8 billion lower than in 2023 (£2.5 billion), reflecting cash generation and proceeds from the disposal of FGS Global. Average adjusted net debt was £3.5 billion (2023: £3.6 billion)

MEDIUM-TERM FINANCIAL TARGETS

3%+

like-for-like growth in revenue less pass-through costs

Accelerate our organic growth through scale and innovation
In the last two years our top-line growth has not been where we would expect it to be. We are confident however that our strategy, including our investment in WPP Open, AI and data, will enable us to achieve our target growth rate of at least 3% across the medium-term

16-17%

headline operating margin

Enhance profitability through cost savings and efficiencies
The strategic actions we are taking to deliver structural cost savings and front and back office efficiencies will underpin margin expansion, while continuing to invest in our business. This, together with stronger top-line performance, will support delivery of our medium-term margin target of 16-17%

85%+

adjusted operating cash flow conversion

Consistent and stronger cash generation
We aim to deliver more consistent and stronger cash generation, and have a medium-term target for 85%+ conversion of headline operating profit into adjusted operating cash flow

1.5-1.75x

average adjusted net debt/ headline EBITDA[3]

Maintain our investment grade balance sheet
We have an investment grade credit rating from two prominent credit ratings agencies, Moody's and S&P.[4] We aim to maintain our investment grade status and target a leverage ratio of average adjusted net debt/ headline EBITDA of 1.5-1.75x

Disciplined capital allocation
- Prioritise investment to drive organic growth in our business, particularly in the areas of WPP Open, AI and data
- Maintain our policy of paying a progressive dividend with a payout of headline earnings per share of around 40%
- Invest in targeted acquisitions that strengthen and accelerate our capabilities in high-growth areas
- Return excess cash to shareholders

1 Excluding foreign exchange movements
2 Conversion ratio of headline operating profit of £1,707 million (2023: £1,750 million) as a percentage of adjusted operating cash flow of £1,460 million (2023: £1,280 million)
3 Average adjusted net debt/headline EBITDA (including depreciation of right-of-use assets)
4 WPP's credit ratings: Moody's – Baa2 stable outlook (April 2024); S&P – BBB stable outlook (June 2024)

KEY PERFORMANCE INDICATORS

Our KPIs help our Board, management and stakeholders measure our performance against our strategic goals

TYPES OF KPI

We track our performance against both financial and non-financial indicators.

Our financial KPIs allow us to track the financial health of WPP, gauge performance against our strategic goals, compare our results to our financial guidance for investors, and benchmark ourselves against our peers.

Our non-financial KPIs measure progress towards meeting our purpose: building better futures for our people, planet, clients and communities.

PROGRESS IN 2024

In 2024, our financial KPI performance was mixed. Our top-line revenue was adversely affected by the loss of client assignments, challenging conditions in China and the impact of weaker project-based spending by clients in a more uncertain macroeconomic environment. Despite this, we delivered continued improvement in margin and cash conversion, driven by the restructuring of our operations, while enabling continued investment in future growth.

We made good progress on our non-financial KPIs: improving client satisfaction scores, attracting new client assignments, embedding AI in our business, providing more modern campuses for our people and playing our part in protecting the planet.

NEW KPIs

During the year we added a new KPI, WPP Open monthly active users, reflecting the increased importance of our AI-powered marketing operating system and its role in attracting new clients.

We removed one KPI, gross annual savings from our transformation programme, as this has been superseded by a range of cost initiatives as part of our strategy to execute efficiently to drive financial returns.

Find out more on pages 66-67

ALIGNING PERFORMANCE MEASUREMENT WITH STRATEGY

We use the following icons to show how each KPI is aligned to our strategic pillars.

Our strategy aims to capture the opportunities offered by AI, maximise the potential of creative transformation through market-leading brands and deliver faster growth, higher margins and improved cash generation.

STRATEGIC ELEMENTS

- Lead through AI, data and technology
- Accelerate growth through the power of creative transformation
- Build world-class, market-leading brands
- Execute efficiently to drive strong financial returns

Underpinned by a disciplined approach to capital allocation

ALIGNING PERFORMANCE WITH REMUNERATION

The performance-linked elements of compensation for the Executive Directors and the other members of the Executive Committee contain performance measures selected to align to the successful delivery of our strategy. See pages 131-134 for a discussion of the indicators considered in assessment of the performance-linked elements of compensation outcomes for 2024 in the Short-term Incentive Plan and the Executive Performance Share Plan.

For further details, see the Compensation Committee Report on page 119

KEY PERFORMANCE INDICATORS CONTINUED

FINANCIAL KPIs

Like-for-like revenue less pass-through costs growth[1] (%)

(1.0)


2024 -1.0
2023 0.9
2022 6.9

Description and rationale
This is the main measure of our strategic goal to drive growth. Like-for-like revenue growth excludes the impact of currency and acquisitions. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project, and are charged directly to clients

Performance
Revenue less pass-through costs growth declined 1.0% in 2024, driven by historical client losses, persistent macroeconomic pressures in China and weaker project-based spend. We expect like-for-like growth to be flat to -2% in 2025

Headline operating profit margin[1] (%)

15.0


2024 15.0
2023 14.8
2022 14.8

Description and rationale
This is a key indicator of our profitability. It comprises profit on trading activities, excluding certain one-off or exceptional items.[4] These items are excluded because their size and nature mask the true underlying performance year-on-year

Performance
Our headline operating margin increased to 15.0%, up 0.2 percentage points (+0.4 on a like-for-like basis[2]), reflecting structural savings and disciplined cost control, while continuing to invest in our business. In 2025, we expect this margin to be around flat compared with 2024 (excluding exchange rate movements)

Like-for-like revenue less pass-through costs growth versus competitors[2] (%)

(1.1)


2024 -1.1
2023 -1.6
2022 0

Description and rationale
This is a measure of our relative performance compared with our key competitors. It is based on our like-for-like revenue less pass-through costs growth against the median average of our global marketing services peers – Dentsu, Havas, IPG, Omnicom and Publicis[3]

Performance
In 2024, our growth rate was 1.1 percentage points below the median average of our main peers. This reflected our relatively greater exposure to a challenging trading environment in China and historical client losses. Our goal is to grow at a faster rate than the industry average

Adjusted operating cash flow conversion (%)

86


2024 86
2023 73
2022 38

Description and rationale
This shows how efficiently headline operating profits are turned into operating cash after restructuring costs, capex, working capital and other cash items. Operating cash flow funds our financing and taxation requirements and supports our capital allocation policy

Performance
Our medium-term target is at least 85% conversion of headline operating profit into operating cash flow. In 2024 the ratio was 86%, a significant improvement on the prior year, benefiting from strong working capital management

Net new business billings ($bn)

4.5


2024 4.5
2023 4.5
2022 5.9

Description and rationale
Billings comprise the total amounts billed to clients, plus our fees.[4] New billings measures new business from new and existing clients, net of existing client business losses, and is an important indicator of our future growth

Performance
We won $4.5 billion of net new business billings in 2024. This was on a par with 2023, reflecting major assignment wins including Amazon, AstraZeneca, Johnson & Johnson, Kimberly-Clark and Unilever, offsetting several historical assignment losses

Digital % of media billings[4] (GroupM)

53


2024 53
2023 51
2022 48

Description and rationale
Media billings comprise our clients' spend on media, plus our fees.[4] We measure the digital (internet-based) mix, as digital media is the largest and fastest-growing channel in the global media market, and our presence in these channels ensures we are staying relevant to our clients

Performance
GroupM's digital billings increased to 53% of its total billings in 2024, driven by the rapid growth in demand from clients for digital media services such as search, ecommerce, connected TV, retail media and social media. We expect to continue to grow our digital mix as a percentage of media billings

1 Reconciliations from reported revenue to revenue less pass-through costs and subsequently like-for-like revenue less pass-through costs, and from reported profit before tax to headline operating profit margin, are included on pages 196-198. For a full description, see Glossary on pages 203-204
2 Excluding the impact of foreign exchange
3 Like-for-like revenue less pass-through costs growth. Omnicom data is based on revenue. This chart shows data over the last 12 months and is based on the median average including WPP (the mean equivalents are 2024: -2.6%, 2023: -0.9% and 2022 -0.5%). Competitor data sourced from publicly disclosed results
4 For a full description, see Glossary on pages 203-204

NON-FINANCIAL KPIs

Proportion of women in executive leadership roles[1] (%) — 42

Year	Female	Male
2024	42	58
2023	41	59
2022	40	60

● Female ● Male

Description and rationale
A workforce that reflects society, and the consumers our clients want to reach, helps us do the best work and is good for business

Performance
We aim to achieve gender parity at Board and all other levels. In 2024, the proportion of women in executive leadership roles increased to 42%. Across the broader workforce, 54% of senior managers are women (2023: 53%). The composition of the Board and Executive Committee by gender is shown on page 109

Employees in shared campuses[2] — 68,000

Year	Value
2024	68,000
2023	60,000
2022	54,500

Description and rationale
Campuses bring our agencies together to make collaboration easy, support flexible ways of working, and give clients access to the breadth and depth of WPP talent in one location. They replace smaller offices with larger, modern units that lower our environmental footprint

Performance
In 2024, around 68,000 of our people were based in 47 campuses. We expect this to rise to 75,000 in 48 campuses by 2025, supporting higher levels of office attendance, to enhance our work for clients and drive our growth

WPP Open monthly active users (%) — 33,000

Year	Value
2024	33,000
2023	10,000
2022	N/A

Description and rationale
WPP Open is our AI-powered marketing operating system. It empowers our teams to deliver better work, faster, for the world's leading brands – key clients using the platform include Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company

Performance
Our people are increasingly embedding AI in the way they work. At the end of 2024, WPP Open reached 33,000 monthly active users, up from 10,000 at the end of 2023. Our aim is to ensure WPP Open stays at the forefront of AI and to drive further adoption within the business and among clients

Client satisfaction score (out of 10) — 8.1

Year	Value
2024	8.1
2023	8.0
2022	8.0

Description and rationale
This measures how satisfied our clients are with our services, based on 21,000 clients' likelihood to recommend scores out of ten. Our ability to retain satisfied clients is a key driver of our revenue

Performance
In 2024, we scored an all-time high of 8.1 out of 10 for client satisfaction, building on our consistently strong performance in recent years. Within this we continue to score highly on client service (8.6) and quality of work (8.2). We aim to maintain top-quartile performance overall

Carbon emissions per person from our owned operations (tCO_2e, Scope 1 and 2) — 0.15

Year	Value
2024	0.15
2023	0.19
2022	0.23

Description and rationale
We measure carbon emissions per employee, as headcount is closely linked to levels of business activity, and this allows us to reflect the impact of acquisitions and disposals without needing to adjust our baseline

Performance
We are committed to reducing absolute Scope 1 and 2 emissions by 84% by 2025, and halving Scope 3 emissions by 2030. In 2024, carbon emissions per employee fell 22% compared with 2023, and by 82% since our 2019 baseline

Share of electricity purchased from renewable sources (%) — 93

Year	Value
2024	93
2023	88
2022	83

Description and rationale
To support our carbon reduction targets we are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity to accelerate change towards zero carbon grids at scale

Performance
During 2024, we purchased 93% of our electricity from renewable sources compared to 88% in 2023, reflecting good progress towards our target of 100% by 2025

1 In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the board and executive leadership population (see WPP Sustainability Reporting Criteria 2024)
2 Defined as employees and freelancers in campuses
Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

FINANCIAL REVIEW

REVIEW OF RESULTS

Reported revenue was down 0.7% at £14.7 billion. Reported revenue on a constant currency basis was up 2.5% compared with last year. Net changes from acquisitions and disposals had a positive impact of 0.2% on growth.

Like-for-like revenue growth for 2024 excluding the impact of currency, acquisitions and disposals, and the other adjustments, was 2.3%.

Revenue less pass-through costs was down 4.2%, and down 1.1% on a constant currency basis. Excluding the impact of acquisitions and disposals and other adjustments, like-for-like decline was 1.0%. In the fourth quarter, like-for-like revenue less pass-through costs was down 2.3%.

OPERATING PROFITABILITY

Reported profit before tax was £1,031 million, compared to £346 million in the prior period, with the increase primarily due to lower amortisation charges, as 2023 included accelerated brand amortisation charges following the creation of VML, lower property-related restructuring costs and higher gains on disposal of subsidiaries.

Reported profit after tax was £629 million, compared to £197 million in the prior period.

Headline EBITDA (including IFRS 16 depreciation) for the year was down 2.1% to £1,935 million. Headline operating profit was down 2.5% to £1,707 million.

Headline operating profit margin was up 0.2 percentage points year-on-year at 15.0% and up 0.4 percentage points year-on-year on a constant currency basis. Headline operating costs were down 4.5% to £9.7 billion.

Headline staff costs, excluding incentives, were down 4.5% year-on-year at £7.4 billion, reflecting wage inflation offset by lower headcount, as a result of the actions associated with our restructuring initiatives and our swift response to softer top-line performance in certain markets. Staff costs include severance costs of £61 million (2023: £78 million). Incentive costs were down 6.2% year-on-year to £363 million, compared to £387 million in 2023. As a percentage of revenue less pass-through costs, overall incentives were flat year on year at 3.2%.

Headline establishment costs were down 8.5% at £472 million, driven by benefits from the campus programme and consolidation of leases. IT costs were down 2.0% at £684 million, reflecting our ongoing focus on driving efficiencies to mitigate inflation.

Personal costs of £209 million (2023: £223 million) were down 6.3% driven by savings in travel and entertainment, and other operating expenses of £526 million (2023: £536 million) were down 1.9%.

On a like-for-like basis, the average number of people in the Group in 2024 was 111,281 compared to 114,732 in 2023. The total number of people as at 31 December 2024 was 108,044 compared to 114,173 as at 31 December 2023.

ADJUSTING ITEMS

The Group incurred £382 million of adjusting items in 2024, mainly relating to goodwill impairment, restructuring and transformation costs, amortisation of acquired intangible assets and legal provision charges, offset by gains on disposal of investments and subsidiaries. This compares with net adjusting items in 2023 of £1,219 million.

Goodwill impairment, amortisation and impairment of acquired intangibles and other impairment charges were £356 million (2023: £809 million), mainly related to goodwill impairment charges associated with AKQA.

Restructuring and transformation costs of £251 million (2023: £196 million) include £90 million (2023: £113 million) in relation to the Group's ERP and IT transformation program and £144 million (2023: £73 million) relating to the continuing transformation program including the creation of VML and Burson and simplification of GroupM.

FINANCIAL HIGHLIGHTS

£14.7bn
revenue
(2023: £14.8bn)

(1.0)%
like-for-like revenue less pass-through costs growth
(2023: 0.9%)

15.0%
headline operating margin
(2023: 14.8%)

86%
adjusted operating cash flow conversion
(2023: 73%)

This Strategic Report includes figures and ratios that are not readily available from the Financial Statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown on pages 196-198 and are defined in the Glossary on pages 203-204

INTEREST AND TAXES

Headline net finance costs were £280 million, an increase of £18 million year-on-year, primarily due to the impact of refinancing bonds at higher rates.

The headline effective tax rate (based on headline profit before tax) was 28.0% (2023: 27.0%) and on reported profit before tax was 39.0% (2023: 43.1%). The increase in the headline effective tax rate is driven by changes in tax rates or tax bases in the markets in which we operate. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

EARNINGS AND DIVIDEND

Profits attributable to shareholders were £542 million, compared to a profit of £110 million in the prior period, principally reflecting higher gains on disposal of subsidiaries and lower amortisation charges, as 2023 included accelerated brand amortisation charges following the creation of VML. Reported diluted earnings per share was 49.4 pence, compared to 10.1 pence in the prior period. Headline diluted earnings per share from continuing operations decreased by 5.9% to 88.3 pence.

The Board is proposing a final dividend for 2024 of 24.4 pence per share, which together with the interim dividend paid in November 2024 gives a full-year dividend of 39.4 pence per share. The record date for the final dividend is 6 June 2025, and the dividend will be payable on 4 July 2025.

BUSINESS SECTOR REVIEW

During 2024, we reallocated a number of businesses between global integrated agencies and specialist agencies. Prior year figures have been re-presented to reflect the reallocation.

GLOBAL INTEGRATED AGENCIES

GroupM, our media planning and buying business, grew 2.7% in 2024 (2023: 4.9%) on like-for-like revenue less pass-through costs, benefiting from continued client investment in media, partially offset by the impact of historical client losses and a more challenging environment in China. GroupM saw an improved new business performance in the second half of the year with the Amazon and Johnson & Johnson wins and an important Unilever retention, despite some losses, including Volvo.

GroupM's growth was offset by a 3.9% like-for-like revenue less pass-through cost decline at other Global Integrated Agencies. Mid-single digit growth in Hogarth in 2024 was offset by weaker performance across integrated creative agencies, which included the impact of the 2023 loss of assignments with a large healthcare client and a challenging trading environment in China. AKQA experienced a low double digit decline in revenue less pass-through costs as spend on project-based work remained weak throughout the year. Other Global Integrated Agencies declined 6.5% in Q4 reflecting the continuation of those factors and weaker client discretionary spend than is typically seen in the final quarter, together with the lap of a particularly strong quarter for variable client incentives in Q4 2023.

REVENUE LESS PASS-THROUGH COSTS GROWTH VERSUS 2023

(%)


Like-for-like
-1.0
Acquisitions
-0.1
FX
-3.1
Reported
-4.2

FINANCIAL REVIEW CONTINUED

PUBLIC RELATIONS

Burson, created in June from the merger of BCW and Hill & Knowlton, made good progress with its integration and launched additional AI-powered tools.

Year-on-year Burson declined due to the 2023 loss of assignments with a large healthcare client and a more challenging environment for client discretionary spending. This was offset by continued strong growth at FGS Global, which is reflected up to early December 2024 when its disposal to KKR completed.

SPECIALIST AGENCIES

CMI Media Group, our specialist healthcare media planning and buying agency, grew strongly, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be affected by more cautious client spending, including delays in project-based work.

REVENUE ANALYSIS

£ million	2024	2023	+/(-) % reported	+/(-) % LFL[1]
Global Integrated Agencies	12,562	12,532	0.2	3.0
Public Relations	1,156	1,262	(8.4)	(2.6)
Specialist Agencies	1,023	1,051	(2.7)	(0.6)
Total Group	**14,741**	**14,845**	**(0.7)**	**2.3**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2024	2023	+/(-) % reported	+/(-) % LFL[1]
Global Integrated Agencies	9,384	9,751	(3.8)	(0.8)
Public Relations	1,089	1,180	(7.7)	(1.7)
Specialist Agencies	886	929	(4.6)	(2.3)
Total Group	**11,359**	**11,860**	**(4.2)**	**(1.0)**

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2024	% margin*	2023	% margin*
Global Integrated Agencies	1,482	15.8	1,480	15.2
Public Relations	166	15.2	191	16.2
Specialist Agencies	59	6.7	79	8.5
Total Group	**1,707**	**15.0**	**1,750**	**14.8**

* Headline operating profit as a percentage of revenue less pass-through costs

Note
1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions, disposals and other adjustments

REVENUE LESS PASS-THROUGH COSTS BY BUSINESS VERSUS 2023
(%)


Global Integrated Agencies
-3.8
Public Relations
-7.7
Specialist Agencies
-4.6
Total
-4.2

REGIONAL REVIEW

North America like-for-like revenue less pass-through costs declined by 0.7% in 2024 with good growth in automotive, TME and financial services client spending, offset by lower revenues in healthcare, due to a 2023 client loss, and a tough comparison for CPG in 2023. Revenues from technology clients continued to stabilise in the second half with good growth in North America in Q4.

United Kingdom declined 2.7% in 2024 reflecting a strong comparison (2023: +5.6%) and the impact of slower client spending with weakness in project-based work across creative and specialist agencies exacerbated by an uncertain macro outlook, only partially offset by growth in GroupM and Ogilvy.

In **Western Continental Europe**, France, Spain and Italy grew during 2024. Our largest market, Germany, declined 1.0% reflecting macroeconomic pressures on client spending in automotive and travel & leisure sectors, but saw stronger performance in Q4, growing 4.0%, lapping a softer comparison (Q4 2023: -5.3%), benefiting from growth in spend at financial services clients and a good overall performance at GroupM.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe declined 2.6% overall in 2024. India grew 2.8% offset by China which declined 20.8% on client assignment losses and persistent macroeconomic pressures impacting across our agencies.

REVENUE ANALYSIS

£ million	2024	2023	+/(-) % reported	+/(-) % LFL[1]
N. America	5,567	5,528	0.7	2.9
United Kingdom	2,185	2,155	1.4	0.9
W. Cont. Europe	3,013	3,037	(0.8)	2.7
AP, LA, AME, CEE[2]	3,976	4,125	(3.6)	1.8
Total Group	**14,741**	**14,845**	**(0.7)**	**2.3**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2024	2023	+/(-) % reported	+/(-) % LFL[1]
N. America	4.394	4,556	(3.6)	(0.7)
United Kingdom	1,588	1,626	(2.3)	(2.7)
W. Cont. Europe	2,375	2,411	(1.5)	1.7
AP, LA, AME, CEE	3,002	3,267	(8.1)	(2.6)
Total Group	**11,359**	**11,860**	**(4.2)**	**(1.0)**

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2024	% margin*	2023	% margin*
N. America	825	18.8	834	18.3
United Kingdom	237	14.9	215	13.2
W. Cont. Europe	259	10.9	258	10.7
AP, LA, AME, CEE	386	12.9	443	13.6
Total Group	**1,707**	**15.0**	**1,750**	**14.8**

* Headline operating profit as a percentage of revenue less pass-through costs

Notes

1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals and other adjustments

2 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

REVENUE LESS PASS-THROUGH COSTS GROWTH BY REGION VERSUS 2023

(%)


North America
-3.6
United Kingdom
-2.3
Western Continental Europe
-1.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
-8.1
Total
-4.2

FINANCIAL REVIEW CONTINUED

CASH FLOW HIGHLIGHTS

In 2024, adjusted operating cash flow was £1,460 million (2023: £1,280 million). The main drivers of the larger cash inflow year on year was a working capital inflow of £117 million compared with an outflow of £260 million in the prior year, partially offset by an increase in non-headline cash items to £261 million (2023: £218 million), mainly driven by costs related to the previously announced restructuring plan, including the creation of VML and Burson and the simplification of GroupM. Reported net cash from operating activities increased to £1,408 million (2023: £1,238 million).

Adjusted free cash flow was £738 million (2023: £637 million) with the year-on-year increase reflecting higher adjusted operating cash flow and contingent consideration liability payments and higher cash interest and taxes, offset by lower dividends to minorities.

Adjusted net cash flow of £745 million was higher than the prior period (2023: £2 million), primarily due to higher disposal proceeds and lower net acquisition payments.

BALANCE SHEET HIGHLIGHTS

As at 31 December 2024, the Group had total equity of £3,734 million (31 December 2023: £3,833 million).

Non-current assets decreased by £831 million to £11,848 million (31 December 2023: £12,679 million), primarily driven by a decrease in goodwill of £779 million. Lower goodwill is primarily due to goodwill derecognised on disposal of FGS Global of £448 million and goodwill impairment charges of £237 million.

Current assets of £13,661 million decreased by £283 million (31 December 2023: £13,944 million). The decrease is principally driven by lower trade and other receivables, (decrease of £738 million), partially offset by higher cash and cash equivalents (increase of £420 million).

Current liabilities of £15,516 million decreased by £789 million (31 December 2023: £16,305 million), primarily due to lower borrowings and lower trade and other payables. Lower borrowings is predominantly due to US $750 million in bonds that were repaid in September 2024, partially offset by an increase as a result of the reclassification from current liabilities of €500 million of bonds due within the next 12 months.

ADJUSTED NET DEBT
(£m)


696
901
2,479
2,503
1,690
2020
2021
2022
2023
2024

The decrease in both current trade and other receivables and trade and other payables is primarily due to client activity and timing of payments. Non-current liabilities decreased by £226 million, to £6,259 million (31 December 2023: £6,485 million). This reduction primarily reflects lower long-term lease liabilities and non-current payables.

Recognised within total equity, other comprehensive loss of £62 million (2023: £329 million loss) for the year includes a £72 million loss (2023: £427 million loss) for foreign exchange differences on translation of foreign operations, and a £3 million loss (2023: gain of £108 million) on the Group's net investment hedges. Other equity movements include the net decrease in the movement in non-controlling interest of £218 million (2023: increase of £12 million), in part from the derecognition of FGS Global non-controlling interest.

As at 31 December 2024, the Group had cash and cash equivalents of £2.6 billion (31 December 2023: £2.2 billion) and borrowings of £4.3 billion (31 December 2023: £4.7 billion). The Group has current liquidity of £4.5 billion (31 December 2023: £3.8 billion), comprising cash and cash equivalents and bank overdrafts, and undrawn credit facilities.

As at 31 December 2024 adjusted net debt was £1.7 billion, against £2.5 billion as at 31 December 2023, down £0.8 billion reflecting free cash flow generation and disposal proceeds, including proceeds from the disposal of FGS Global completed in December 2024. Average adjusted net debt in 2024 was £3.5 billion (31 December 2023: £3.6 billion).

Our bond portfolio as at 31 December 2024 had an average maturity of 6.3 years (31 December 2023: 6.2 years).

OUTLOOK

Our guidance for 2025 is as follows:

- Like-for-like revenue less pass-through costs growth of flat to -2% with performance expected to improve in the second half
- Headline operating margin expected to be around flat year-on-year (excluding the impact of FX)

Other 2025 financial indications:

- Mergers and acquisitions will reduce revenue less pass-through costs by around 3.0 points primarily due to the disposal of FGS Global, partially offset by anticipated M&A
- FX impact: current rates (at 18 February 2025) imply a c.0.1% drag on FY 2025 revenue less pass-through costs, with no meaningful impact expected on FY 2025 headline operating margin
- Headline earnings from associates around £40 million
- Non-controlling interests around £65 million
- Headline net finance costs of around £280 million
- Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 29%. Cash taxes will include tax in relation to the FGS Global disposal
- Capex of around £250 million
- Cash restructuring costs of around £110 million
- Adjusted operating cash flow before working capital of around £1.4 billion (2024: £1.3 billion)

MEDIUM-TERM TARGETS

In January 2024 we presented updated medium-term financial framework including the following three targets:

- 3%+ LFL growth in revenue less pass-through costs
- 16-17% headline operating profit margin
- Adjusted operating cash flow conversion of 85%+

For more information on our strategy see pages 16-35

ASSESSING AND MANAGING OUR RISKS

The success of our strategic objectives as discussed in this report depends to a significant extent on how we identify and address the current and emerging risks and uncertainties we face as a business.

The Board, assisted by the Audit Committee, has oversight and responsibility for our approach to risk management, which is structured through our three lines of defence model and driven by our risk governance framework, business integrity programme, culture based on the principles set out in our Code of Business Conduct, and our internal control matrix.

The Audit Committee reviews and considers the principal risk list on a quarterly basis and any potential emerging risks continually throughout the year.

The Board has reviewed the design and effectiveness of this system during the year and up to the date of this report, and has carried out a robust assessment of the principal and any emerging risks that could impact our business.

The system of controls described below is designed to manage and mitigate, but may not eliminate, the risk of failure to achieve our strategic objectives, and is not an absolute assurance against material misstatement or loss.

RISK GOVERNANCE FRAMEWORK

Key to our risk governance framework are our Risk Committees. Each network has a global Risk Committee chaired by the CEO, with key senior managers participating, to ensure that leadership is proactively identifying (including through risk assessments and horizon scanning) and understanding the current, new, evolving and emerging risks across businesses and the remediation steps required from time to time in certain markets. We also have a WPP Risk Committee, which has oversight of all network Risk Committees and itself reports to the Audit Committee. In addition, we have two sub-committees to focus on the detail of risks relating to data privacy, security and ethics and to controls at both WPP and network levels.

The agenda of the Risk Committees is to review, monitor and advise on: compliance with laws, regulations, internal procedures and industry standards, including anti-fraud, bribery and corruption matters; the implementation of our compliance framework (including setting clear standards and reporting lines for the accurate and timely monitoring of exposures and certain risk types of importance); compliance policies and practices; and risks that present themselves throughout each network. This agenda is framed by our business integrity programme and internal control environment.

In order to carry out their duties comprehensively, each Risk Committee has secure access to an increasing central pool of data from, or with the potential to affect, their network. This data is crucial to their ability to recognise and monitor a full risk and compliance picture and the impact of actions taken as a result; this includes internal audit reports, internal controls over financial reporting (ICFR) results, general computing controls results, corroborated information from whistleblowers, findings from investigations, annual business risk maps and the results of our annual assessment of business integrity risks.

BUSINESS INTEGRITY PROGRAMME

Our business integrity programme is central to ensuring that the policies, procedures and control environment set by the Board are understood and adhered to across all geographies and markets. It is produced by mapping resources, systems and processes against WPP's risk appetite (which the business integrity team, sitting within WPP's legal function, helps the Board and WPP Risk Committee to set), governance requirements and regulator expectations and then crafting actions from the results for both the business integrity team and the Risk Committees.

WPP'S RISK GOVERNANCE FRAMEWORK


WPP Risk Committee
Network Risk Committees
BUSINESS INTEGRITY PROGRAMME
INTERNAL AUDIT FINDINGS AND SOX TEST RESULTS
KEY RISK INDICATOR DATA FEEDS
CERTIFICATIONS AND DISCLOSURES
WHISTLEBLOWERS AND INVESTIGATIONS
BUSINESS RISK MAPS
BUSINESS INTEGRITY RISK ASSESSMENT
INTERNAL CONTROLS

ASSESSING AND MANAGING OUR RISKS CONTINUED

Actions for the business integrity team focus on tackling root causes of risk and include:

- In respect of resources, championing and enhancing messages and examples from global, regional and local leadership with communications, training sessions, townhalls and practical guidance, know-how and resources for our people and providing 'on the ground' support for day-to-day queries from our networks
- In respect of systems, advising on the implementation of WPP's policies, procedures and controls (including around internal reporting and approvals) and providing a compliance lens for the design and structure of our enterprise resource planning (ERP) environment (including promoting the leverage of its functionality to restrict access to key transactions to appropriate parties and to ensure adequate segregation of duties and assets)
- In terms of processes, conducting an annual assessment of business integrity risks (which is constantly evolved in terms of which risks are within scope, the nature of assessment and the reporting and recommendations that emanate from the work), monitoring dynamic data feeds (including our financial reporting, internal audit findings and ICFR results), proactive management of self-certifications and disclosures from our people, reviewing and investigating whistleblowing reports and tracking remediation efforts

POLICIES, PROCEDURES AND CULTURE

The quality and competence of our people, their integrity, ethics and behaviour, and the culture embedded within our businesses are all vital to our system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code, FRC guidance on risk management and internal controls, and the COSO framework.

In order to help our people make the right decisions, we provide a number of tools. The baseline reference is set out within WPP's policies, supported as and when needed by guidance booklets, FAQ sheets and accounting guidelines. To help our people understand the ethical and business objectives set out in WPP's policies, WPP has a mandatory online training programme that all our people (including freelancers working for more than four weeks) are required to complete on an annual basis. The programme comprises five modules: How We Behave; Business Integrity; Safer Data; Sustainability; and Belonging. In addition, WPP's business integrity team organises in-person and video call training sessions throughout the year on ethics and integrity topics thought necessary or relevant such as anti-fraud, bribery and corruption, conflicts of interest, supply chain risks and gifts, hospitality and entertainment. This top-up programme is designed and scheduled in response to data collected and reviewed by WPP's business integrity team, including from concerns raised and corroborated through investigations and our annual assessment of business integrity risks. It is underpinned with daily support on the ground from our regional compliance and ethics directors and managers.

The core of our policies is our Code of Business Conduct, which is reviewed regularly by the Board and sets out the principal obligations of all of our people. As a company and as individuals we have a collective responsibility to behave in the right way, to live up to our values and to conduct our business with integrity. Our Code outlines the commitments we make to each other, our business partners, and others with a stake in what we do; equally therefore it is mirrored in our Supplier Code of Conduct, which all vendors and suppliers are required to sign up to before being onboarded.

The principles of the Code are embedded in our training courses and our senior managers are required to certify compliance with the Code on an annual basis through a digital certification and disclosure process.

Our AFBAC (Anti-Fraud, Bribery & Corruption) Policy prohibits any form of bribery, corruption or fraud across WPP and is supported by the Advisor Payment Policy which restricts the use of advisors and details the due diligence that must be undertaken and approvals needed in the limited cases where advisors may be used. In 2024, WPP's business integrity team updated the AFBAC Policy in response to the new UK Economic Crime and Corporate Transparency Act 2023 and has made and implemented related recommendations including around training and controls.

WPP'S BUSINESS INTEGRITY PROGRAMME


OUR RISK APPETITE
+
GOVERNANCE REQUIREMENTS
+
REGULATOR EXPECTATIONS

RESOURCES
- Our people: everyone is accountable
- Leadership
- Communications, training and guidance
- 'On the ground' support

SYSTEMS
- ERP environment
- Policies and controls
- Financial reporting
- Internal reporting and approvals

PROCESSES
- Business integrity risk assessment
- Identifying and monitoring dynamic data feeds
- Whistleblowing and investigations
- Internal and external due diligence
- Certifications and disclosures
- Remediation; and focus on root causes
- Disciplinary measures including impact on compensation
- Business risk maps

Our Gifts, Entertainment & Hospitality Policy sets limits, including on value, on what may be given or received, supported in each agency by a gift register.

As noted above, our Code of Conduct for vendors and suppliers replicates all of these obligations in our supply chain. WPP's policies also include required practices in operational, tax, legal and human resource areas.

The application of our policies and procedures is monitored within each network and by the internal audit, legal (in particular, the business integrity team), and risk and controls functions.

Breaches are investigated by our business integrity team sitting within WPP's legal function and, where appropriate, external advisors.

WPP's business integrity team has a mandate to make recommendations to realign and support WPP's networks, where required, to manage and reduce risk. Recommended remediation can include disciplinary action, changes to systems, controls, approvals or functions, monitoring and training sessions. This approach is formalised through WPP's Whistleblowing Protocol and Investigations Protocol.

WPP's approach to performance rewards continues to support the risk management and internal control systems, reinforced by the WPP Risk Committee and the Compensation Committee.

WHISTLEBLOWING

WPP's Code of Business Conduct sets out our responsibilities to our people, partners and shareholders to act ethically and legally. We want to encourage a culture of integrity and transparency where our people make the right decisions automatically and instinctively.

Part of this culture is making sure that our people have the confidence and know how to speak up and raise concerns with their managers or supporting teams, through their employee forums, WPP's business integrity team or by calling our Right to Speak hotline (which is confidential and allows for anonymity) if they experience, suspect or hear about behaviour which is at odds with the principles stated in our Code.

Every report received from a whistleblower is investigated and reported into the Audit Committee by WPP's business integrity team. In general, there has been a steady increase in the number of reports received over the past few years, though they fell year-on-year in 2022 following a particular spike in 2020 and 2021 reflecting concerns connected with Covid-19 and lockdowns. In 2024, we continued to focus on our speak-up culture and a total of 609 reports were received from whistleblowers (2023: 612; 2022: 372; 2021: 494), 507 of which were through the Right to Speak hotline. The most commonly raised concerns were about respect in the workplace and protection of WPP's assets.

RISK IMPACT FROM WHISTLEBLOWER REPORTS 2024

All whistleblower reports received by the Group Chief Counsel and General Counsel, Corporate Risk, which includes all Right to Speak reports, are handled in line with WPP's Whistleblowing and Investigations Protocols and logged, investigated and tracked through to a conclusion, including any remediation or follow-up actions that might be required. Recommended remediation can include disciplinary action, changes to systems, controls and processes or wider review and monitoring for a particular time period.

Reports are also analysed for risk impact and root causes. Learnings generated from this analysis are converted into recommendations including for training sessions and practical resources by WPP's business integrity team and implemented together with the support and input of the Risk Committees. WPP's business integrity team also merges these learnings with other data feeds (both internal, such as revenue source and breakdown or margin patterns, and external, such as Transparency International's Corruption Perception Index) to identify and focus on potential risk concerns.

TOTAL NUMBER OF REPORTS FROM WHISTLEBLOWERS


494
372
612
609
2021
2022
2023
2024

RISK IMPACT FROM WHISTLEBLOWER REPORTS (%)


People
66
Legal and regulatory
13
Financial
8
Clients
6
Operational
5
Data privacy, security and ethics
2

ASSESSING AND MANAGING OUR RISKS CONTINUED

The nature of each report, action taken and outcome is reported to the Audit Committee. WPP is committed to providing a safe and confidential way for people with genuine concerns to raise them, and to do so without fear of reprisals. WPP does not tolerate any retaliatory behaviour against individuals reporting concerns and is equally committed to preserving the anonymity of an individual who makes a report and does not wish to have their identity revealed.

The consequences of misconduct or retaliation range from individual performance management, training for a business or an office and one-on-one training or coaching for an individual through to staff relocation and staff dismissal.

RISK MANAGEMENT

We use a 'three lines of defence' model in relation to risk management.

1. COMPANY REVIEWS

Each network undertakes monthly and quarterly procedures and day-to-day management activities to review its operations and business risks, supported by our policies, training and guidance on required internal controls over financial reporting and monitoring controls and reviews within its network.

In addition, our companies must maintain and update documentation on their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with IT and financial controls and controls over security of data and the provision of timely and reliable information to management.

The information collated feeds up to each network's Risk Committee which uses it to assess and monitor current risk exposures, identify new risk types and any that rise to principal risk level, set future risk strategy, and compile it into reporting and insights for the WPP Risk Committee and executive management.

2. EXECUTIVE MANAGEMENT REVIEWS

The network reviews are communicated formally to executive management in monthly reports and quarterly review meetings and, in turn, to the Board. At each Board meeting, the management team presents a business review of each of the operations, including an assessment of the risks in each business and details of any change in the risk profile since the last Board meeting.

The business review includes: the possibility of winning or losing major business; succession and the addition or loss of a key employee; regulatory changes; material ESG topics; and changes in accounting or corporate governance practice.

To add to this, the WPP Risk Committee, supported by the business integrity team, enables an enterprise-wide risk management process through risk analytics. This focuses on data feeds including both centralised streams and digital business risk maps, alongside risk appetite statements and tolerances, and incorporates our internal risk management framework including around policies, controls and reporting (whether through disclosures, monitoring, audit work, investigation work or internal reporting processes). The resulting analysis allows risks to be monitored and tracked across all businesses and markets and feeds into the regular risk discussions of executive management, the Audit Committee and the Board.

In addition, the Risk and Controls Group remains focused on driving continuous improvement in WPP's internal control environment, looking at the design and implementation of internal financial controls as well as controls that support WPP's risk framework.

3. INTERNAL AUDIT AND AUDIT COMMITTEE OVERSIGHT

The internal audit function, with Audit Committee oversight and external resource as required, provides an independent review of risk management and internal control via internal audits and management of the testing programme for ICFR.

VIABILITY STATEMENT

RISK ASSESSMENT

ASSESSMENT OF PROSPECTS

An understanding of the Group's business model and strategy detailed on pages 12 and 16 is central to understanding its prospects. The Directors assess the Group's prospects on a regular basis through the financial reporting and planning process, agency reviews at each Board meeting, quarterly reviews of the agencies by the executive team and ongoing reviews of the Group's profitability, cash flows and funding requirements. The Board reviews the longer-term risks and opportunities for the Group discussed in the Strategic Report and considered these in greater depth at a Board strategy session in 2024, which covered changes in the macroeconomic environment, the potential impact of data, commerce and AI upon clients' marketing activities and our services and operations, technological disruption and the Group's working culture, the impact of climate change and increased regulation. The Board has also considered economic conditions and geopolitical activities, including those caused by the conflicts in Ukraine and the Middle East.

VIABILITY STATEMENT

The Directors' assessment of the Group's viability has been made over a three-year period. This period has been chosen as it aligns with the period in which we believe our principal risks tend to develop, and is in line with the structure of long-term management incentives and the outputs from the long-range business planning cycle.

The Directors' assessment has been made with reference to:

- The Group's principal risks and how these are managed and the impact of a principal risk materialising
- The ongoing reviews, short-term notice periods or assignment nature of many of the client engagements
- The Group's current financial position, prospects and strategy
- The ongoing transformation programme updated in this report
- The changes taking place in our industry
- The long-term impact of technological disruption
- The ongoing simplification of the Group structure and improvements in our integrated service offering to clients
- The volatility of global economic conditions including the economic and geopolitical impacts of the conflicts in Ukraine and the Middle East
- The impact on the Group of epidemics or pandemics including restrictions on businesses, social activities and travel, and the resulting impact on the economies in which the Group operates, our clients and demand for our services

In testing the viability of the Group, we have undertaken a robust scenario assessment of the principal risks which could threaten the viability or existence of the Group. In the scenario modelling a range of severe but plausible scenarios were considered, including global instability & regulatory scrutiny, major client loss & reputational damage, major cyber attack & data breach, extreme weather events & ESG impact, and a net sales decline stress test. Each of the scenarios was linked to WPP's principal risks, and how this can lead to client loss, loss of reputation, contract breach, our inability to win new business, and the impact of a revenue less pass-through costs decline.

The Group's forecasts and projections took account of: (i) reasonably possible declines in revenue less pass-through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes; and considered the Group's liquidity headroom including the suspension of share buybacks, dividends and acquisitions, and access to public and private capital markets which would continue to be accessed proactively should any material risk to liquidity materialise.

A range of revenue less pass-through cost declines have been modelled up to a decline of 36% compared with the year ended 31 December 2024. In the most extreme scenarios tested, the Directors have considered the further actions that could be taken to mitigate negative cash flow impact and ensure additional liquidity, including cost mitigations of 60% of the decline in net sales and the suspension of share buybacks and dividends. The Directors have assumed that the Company will be able to refinance existing bonds and, as a result, the Group will continue to operate with sufficient liquidity available. However, the long-term viability of the Group could be impacted by other as yet unforeseen risks and the mitigating actions that have been put in place in respect of the principal risks could turn out to be less effective than intended.

Having assessed the current position of the Company, its prospects and principal risks and taking into account the assumptions above, the Board has determined that it has a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the next three years.

GOING CONCERN

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Financial Review on pages 68-72 and Principal Risks and Uncertainties on pages 78-85. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements. The notes also include the Group's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Group consolidated financial statements have been prepared on the going concern basis.

In performing its going concern assessment, the Group's forecasts and projections have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to qualify the level of revenue less pass-through costs declines compared to 2024, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due and for a period of at least 12 months from the date the financial statements are signed.

The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least 12 months from the date of this report.

Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

PRINCIPAL RISKS AND UNCERTAINTIES

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2024 and up to the date of this report – including any adverse effects of the geopolitical situation resulting from the conflicts in Ukraine and the Middle East – which are described in the table on this and the following pages.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
ECONOMIC RISK		
Adverse economic conditions, including those caused by the conflicts in Ukraine and the Middle East, severe and sustained inflation and currency volatility in key markets where we operate, tariffs and other trade barriers, supply chain issues including around resilience affecting the distribution of our clients' products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations.	Economic conditions, including inflation, currency volatility and increasing interest rates among others, have a direct impact on our business, results of operations and financial position. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.	Our account teams, in partnership with WPP's Treasury function as needed, work proactively with our clients to understand the challenges they are facing, determine general trends in marketing spend and develop plans in advance to help us prepare, redeploy resources and manage costs accordingly. Our crisis management and business resilience team works with our networks to identify priority services and the key dependencies they rely on and develops market-specific incident response and service continuity plans to best ensure business operations are resilient to external factors. Our client portfolio is diverse, consisting of organisations operating in different industry sectors and across a broad geographical spread, which further helps mitigate the impact of any specific challenges individual clients or markets might be facing.
GEOPOLITICAL RISK		
Growing geopolitical tension and conflicts continue to have a destabilising effect in our markets and across geographical regions. Alongside an adverse effect upon the economic outlook, there is a general erosion of trust in institutions and – in relation to global cooperation and integration – an increasing political focus both on national interests and regional convergence. Such factors and economic conditions may be reflected in our clients' confidence in making longer-term investments and commitments in marketing spend.	Actual or threatened geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.	We work closely with our in-country teams, third-party advisors, clients and other agencies in monitoring the level and nature of geopolitical issues, events and developments across all markets and regions. Our primary focus is the safety and security of our people, and for extreme events or periods of disruption we have developed a series of crisis and response plans with clear lines of escalation to the Board and Executive Committee that focus upon the wellbeing of our people and their families. We have detailed operational and financial plans, developed through the consideration of a range of potential scenarios and outcomes that are continuously monitored and, if required, used to make interventions and support decision making over our operations, investments and advice to clients.
STRATEGIC PLAN		
The failure to successfully complete the strategic plan updated in January 2024 to lead through AI, data and technology, to accelerate growth through the power of creative transformation, to build world-class, market-leading brands and to execute efficiently to drive financial returns through margin and cash.	A failure or delay in implementing or realising the benefits from the strategic plan may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.	Board oversight of the implementation of the strategic plan and Group simplification and regular briefings on the Group's response to economic and geopolitical risks. The Executive Committee regularly reviews progress against the strategic plan and actions required to deliver against the plan and convenes regularly to discuss the Group's response to and implementation of the measures highlighted above to mitigate the impact of economic and geopolitical risks on the Group's operations, people, clients and financial condition. The focus on managing cost and changes in ways of working have accelerated aspects of the strategic plan as we continue to move towards a simplified company structure and enhanced use of technology, including generative AI, by our people.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
AI STRATEGY		
WPP Open is our AI-driven operating system for marketing transformation – it brings together, through proprietary AI models created within WPP, diverse datasets across media, performance, client and industry insights, it offers intelligent workflow and operations in a centralised workspace, it augments creative and strategic capabilities in an enterprise-level generative AI studio and it integrates, through WPP's technology partnerships, third-party technologies and data to provide an industry solution. Delay in adoption and leverage of the opportunities offered by WPP Open and AI in general may impact the services WPP provides to its clients, as well as the overall operation of the business. WPP may incur costs when ensuring it can comply with the introduction of AI laws and regulations, including the EU AI Act. This would be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to. IP laws and in particular the analysis of copyright infringement is evolving in generative AI specifically. Where AI is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client work. Increased risk	Without the automation and efficiency gains offered by generative AI, and AI more broadly, we may experience increased costs and inefficiencies in our operations impacting profitability and competitiveness. Clients expect us to use generative AI-driven tools and technologies in our services and deliverables and are increasingly able to purchase and use licences to such tools and technologies themselves. If we fail to adopt generative AI at pace and continue to advance and evolve our commercial model, we may struggle to keep up with these demands, leading to decreased relevance and effectiveness of our services and deliverables for clients, and allow an opportunity for AI vendors to contract directly with our clients. Falling behind competitors leveraging the opportunities AI offers to gain a competitive advantage could result in lost market share, decreased revenue and reduced profitability. We may struggle to attract and retain talent, further hindering our ability to innovate and compete. Generated materials may infringe third-party IP resulting in legal costs and client reputation impact.	The Chief AI Officer, working together with the CEO and CTO, is responsible for the strategic direction of generative AI in the business. We have established a Generative AI Governance Committee which oversees the application and adoption of, and risks associated with, generative AI across WPP. This committee includes the CEO, CTO and Chief Privacy Officer and other senior stakeholders in the business with responsibility for the safe and responsible use of generative AI within the Group. This committee will be expanded in 2025 to cover all AI risk. We have developed and continue to invest in WPP Open, which is available to all staff in order to support our work and deliverables both internally and for clients. We have established partnerships with leading generative AI platforms, technologies and companies, including NVIDIA. We actively monitor the changing regulatory landscape and the introduction of new laws regulating AI to assess the impact on our business and work, including detailed review of the EU AI Act and evolving IP laws (including copyright), and how they will impact how we service our clients. We have a comprehensive due diligence process in place to review the third-party AI tools/platforms used in the business. This process considers the use case for the tool/platform and includes reviews of the security, legal and technology aspects of the tool/platform as well as sources of underlying learning data, where applicable, to develop a 'traffic light' approach to risk. While AI provides many opportunities (including efficiencies and new services and offerings), we also continue to review and consider the impact around our business model through the Generative AI Governance Committee, reporting to the Board and Audit Committee on identified risks and impacts.
IT AND SYSTEMS		
We continue to undertake a series of IT programmes devised to prioritise the most critical changes necessary to support the Group's strategic plan while maintaining the operational performance and security of core systems. The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. Failures or delays in providing these functions could have an adverse effect on our business. No change from last year	Any failure or delay in implementing the IT programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings. Disruption and unavailability of critical systems may lead to disruption in our operations and client service delivery.	The Board and management team provide oversight and governance of the most important IT and systems change initiatives the business is pursuing. Detailed plans have been prepared for each major systems initiative and overall progress, challenges and risks are monitored as part of our project management processes and discussed in dedicated steering committees which also agree upon any corrective action that may be required, including around supplier resilience. Progress reports are also completed as part of regular briefings that the Board receives on the overall implementation of the strategic plan.

KEY

Increased risk   No change from last year

PRINCIPAL RISKS AND UNCERTAINTIES CONTINUED

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CLIENT LOSS		
We compete for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending, could have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.	The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services, and consultants and consulting internet companies. Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, or as a consequence of any loss of reputation, and may be limited by clients' policies on conflicts of interest.	The strategic plan updated in January 2024 places emphasis on leading through AI, data and technology, accelerating growth through the power of creative transformation, building worldclass, market-leading brands and executing efficiently to drive financial returns through margin and cash. Renewed investment in WPP Open, our AI-powered marketing operating system, and increasing engagement amongst employees (74% increase in monthly active users since the start of 2024 to 33,000) and deployment through clients (see page 67). Continuous improvement of our creative, media and production capabilities and reputation of our businesses. The development and implementation of senior leadership incentives to align more closely with our strategy and performance. Business review at every Board, Executive Committee and network management meeting to identify client loss. Monthly updates to the executive management team on the status of the Group's major clients and upcoming pitches for potential new clients. Continuous engagement with our clients and suppliers through this period of uncertainty and reduction in economic activity. Board focus on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. A continued simplification of our organisational structure (and therefore structural cost savings) and more collaborative working through the opening of further campus co-locations (see page 33).
CLIENT CONCENTRATION		
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on our prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 19.7% of revenue less pass-through costs in the year ended 31 December 2024. Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients or of a major assignment with them, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.	Business review at every Board meeting and regular engagement at executive level with our clients including GCL (Global Client Lead) and business development teams monitoring (including through client satisfaction surveys) and supporting growth of client relationships. A 'new and existing business' tracker is reviewed by the Executive Committee on a monthly basis with regular updates provided to the Board. Increased flexibility in the cost structure (including incentives, consultants and freelancers).

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
PEOPLE, CULTURE AND SUCCESSION		
Our performance could be adversely affected if we: do not react quickly enough to changes in our market; fail to attract and develop key creative, commercial, technology and management talent; are unable to retain and incentivise key talent; or are unable to adapt to new ways of working by balancing home and office working.	We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients. We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.	The Compensation Committee provides oversight for the Group's compensation and incentive plans, which are structured to provide retention value by, for example, paying part of annual incentives in shares that vest two years after grant date. WPP's All In survey provides the Board, Executive Committee and senior leaders across the Group with the general sentiment, opinions and concerns of employees and was completed by 72% of our people in 2024. Headline findings included general and local views on engagement, career growth, leadership, clients, wellbeing and inclusion and have contributed to the menu of initiatives available to our people. We continue to work across the Group to embed collaboration and invest in training and development to retain and attract talented people. The investment in co-located campus properties continues to increase the cooperation across our agencies and provides extremely attractive and motivating working environments. Our real estate teams work closely with people teams across the business to consider how space is being utilised to support collaboration and innovation, and also operations: co-locating our people in fewer, higher-capacity campus buildings means we can centralise emergency preparedness procedures and deploy climate mitigation measures more efficiently. We also continue to focus on the mental health of our people by providing access to wellbeing resources, support networks, funded events, discussion forums and additional time off. Looking ahead, succession planning for the Chief Executive Officer, the Chief Financial Officer and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates is identified for both emergency and planned scenarios.
CYBER AND INFORMATION SECURITY		
WPP has in the past, and may in the future, experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk is also likely to increase as the prevalence and sophistication of generative AI means there is potential for both human and AI-generated attacks. Such an attack may also affect suppliers and partners through the unauthorised access to, or manipulation, corruption or destruction of, data.	We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss. The imposition of sanctions and the associated geopolitical situation following the conflicts in Ukraine and the Middle East have triggered an increase in cyber attacks generally.	WPP has a single IT control framework that is mandatory for all WPP agencies and is aligned to the WPP Data Privacy & Security Charter, NIST, IS27001 and COBIT. We monitor and log our network and systems through the WPP 24/7 Cyber Security Operations Centre, as well as undertaking threat intelligence activities, vulnerability scanning and penetration testing, where appropriate. Breach and attack simulation software provides continuous assessment and incident response plans and playbooks are tested, with lessons learned and improvements made. We continually raise our people's security awareness through our mandatory WPP Safer Data training and rolling phishing simulation and education programmes. WPP's Data Privacy, Security & Ethics Risk Committee (a sub-committee of the WPP Risk Committee) meets quarterly and includes WPP's Chief Information Officer, Chief Information Security Officer, Chief Privacy Officer, Chief Sustainability Officer and Chief Technology Officer. This sub-committee is responsible for identifying and responding to privacy, technology, data and cybersecurity risk across WPP.

KEY

Increased risk   No change from last year

PRINCIPAL RISKS AND UNCERTAINTIES CONTINUED

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CREDIT RISK		
We are subject to credit risk through the default of a client or other counterparty. Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.	We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days. We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance. We work closely with our clients to ensure timely payment for services in line with contractual commitments and with vendors to maintain the settlement flow on media. Treasury and our liquidity position is a recurring agenda item for the Audit Committee and Board. Increased management processes to manage working capital and review cash outflows and receipts.
INTERNAL FINANCIAL CONTROLS		
Our performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place. If material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADRs and ordinary shares.	Failure to ensure that our networks have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues. If material weaknesses in internal controls are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group's ADRs and ordinary shares.	Transparency and contract compliance are embedded through the networks and reinforced by audits at a WPP and network level. Regular monitoring of key performance indicators for trading is undertaken to identify trends and issues. An authorisation matrix on inventory trading is agreed with the Board and the Audit Committee. Our controls function is responsible for the design of financial, operational, reporting and compliance controls across the Group and, under the direction of our Group Financial Controller, performs an evaluation of the effectiveness of our internal control over financial reporting. Our technical accounting function supports both these review efforts and complex accounting matters and judgements, and changes in accounting standards. Alongside the ongoing ERP deployment and finance shared service optimisation programmes, management has set clear control enhancement objectives for 2025 as part of the ongoing and continued development of the Group's controls culture, formalising its continuous improvement activities into a Controllership Enhancement programme. Management is committed to maintaining a strong internal control environment, with appropriate oversight and monitoring, from controls committees which sit at WPP and at network level as sub-committees of the Risk Committees and meet quarterly, and from our Audit Committee.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
DATA PRIVACY		
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The use of AI, while offering significant benefits, introduces specific data privacy risks related to data collection, model training and automated decision-making. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets: – Security of this type of data is exposed to escalating external threats, that are increasing in sophistication, as well as internal data breaches – Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)	We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance: – The Group has in the past, and may in the future, experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects – Restrictions or limitations on international data transfers could have an adverse effect on our business and operations – Misuse or unintended consequences of AI technologies could lead to breaches of data privacy, reputational damage and regulatory scrutiny	We develop principles on privacy and data protection and compliance with local laws. We also monitor pending changes to regulations and identify changes to our processes and policies that would need to be implemented. In the case of data transfers, we also identify alternative approaches, including using other permitted transfer mechanisms to limit any potential disruption (for example, SCCs instead of the US Data Protection Framework). We implement extensive training on data protection regulations (including GDPR and CPPA) and roll out toolkits to assist our people with their implementation. We have a Chief Privacy Officer and Global Data Protection Officer in role and supported by a Data Protection Office. Data privacy activities across WPP are governed by the WPP Data Privacy & Security Charter and follow the WPP Privacy Management Framework. WPP's Data Privacy, Security & Ethics Risk Committee (a sub-committee of the WPP Risk Committee with responsibility for identifying and responding to privacy, technology, data and cybersecurity risk) meets quarterly and includes WPP's CIO, CISO, Chief Privacy Officer, DPO, Chief Sustainability Officer and CTO. Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security. The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed. Tailored risk assessments have been conducted for key business functions, including Finance, Security, IT, and People, to identify and mitigate specific data privacy risks associated with AI implementation within those areas. These assessments inform function-specific policies, procedures, and training programmes. Annual reporting to the Audit Committee on significant regulatory changes, data privacy risks and steps taken to mitigate those risks.
TAXATION		
WPP's tax charge could be adversely impacted by new tax rules, changes to the application of existing rules or higher tax rates.	Changes in local or international tax rules and rates, changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge and our liquidity position.	We actively monitor any proposed regulatory or statutory changes and consult with government agencies where possible on such proposed changes. Bi-annual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We seek to identify, evaluate and mitigate operational tax risks through our tax control framework.

KEY

Increased risk   No change from last year

PRINCIPAL RISKS AND UNCERTAINTIES CONTINUED

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
REGULATORY		
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement and incoming anti-fraud legislation in the countries in which we operate.	We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to fraud, bribery and corruption or failure to instil business practices that prevent both human and AI-generated fraud and corruption could expose us to civil and criminal sanctions and negatively impact our reputation or financial condition.	Online and in-country ethics, anti-bribery, anti-corruption, anti-fraud and anti-trust training on a Group-wide basis to raise awareness and seek compliance with our Code of Conduct and AFBAC Policy. A continuously evolving business integrity programme to ensure compliance with our codes and policies and remediation of any breaches of policy. Continuous communication of the confidential, independently operated Right to Speak helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported to the Audit Committee on a regular basis. Due diligence on acquisitions and on selecting and appointing suppliers, an actively managed disclosure programme and approvals process around conflicts of interest and related party interests and (separately) around gifting, entertainment and hospitality and restrictions on the use of third-party consultants in connection with any client pitches. Shared financial services in the markets in which we operate and a controls function which operates at WPP and at network level. Risk committees are well established at WPP and across the networks to monitor risk and compliance through all of our businesses and the enhancement of our business integrity programme across our markets. For details of the risk committees' responsibilities and our business integrity programme, see pages 73-74.
SANCTIONS		
We are subject to the laws of the US, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. The conflict in Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the US and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.	Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.	Online training to raise awareness and seek compliance and updates for our agencies on any new sanctions. Regular briefings to the Audit Committee and constant monitoring by the WPP legal function with assistance from external advisors of the sanctions regimes. Executive Committee briefed and working with the WPP legal function to ensure compliance with escalating sanctions as a consequence of the conflict in Ukraine.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

PRINCIPAL RISK

The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters.

The Group could be subject to increased costs to comply with the potential future changes in ESG law and regulations. This includes the EU Corporate Sustainability Reporting Directive (CSRD) and the IFRS Sustainability Standards.

A failure to manage the complexity in carbon emission accounting for marketing or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

We are susceptible to reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

POTENTIAL IMPACT

More frequent extreme weather and climate-related natural disasters could include storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.

We could be subject to increased costs to comply with potential future changes in ESG laws and regulations. This includes increasing carbon offset pricing to meet our climate commitments.

Increased investment is also required to renovate and electrify buildings, embed sustainability in AI development and develop internal ESG reporting capacity and capabilities.

In addition, carbon emission accounting for marketing is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media. This may result in the need for future emissions restatements to reflect measurement changes.

Furthermore, as societal consciousness around climate change evolves, our sector is seeing scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account their impact and stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny, for example, energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards.

HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

Our Crisis Management and Business Resilience function provides global standards for operational resilience: strategy, governance, policy, resources and training assets to better plan for and respond to crisis events of all types and at all degrees of scale. This includes extreme weather events and also the Employee Assistance Programme is activated in response to climate-related extreme weather events. In addition, climate-related risk is considered in our co-location strategy as noted above and as needed we also employ a hybrid working approach, providing additional resilience by enabling full remote working – provided employees and their families are in safe locations – during extreme weather events.

We are developing an ESG compliance roadmap to deliver against our regulatory obligations, including for the EU Corporate Sustainability Reporting Directive.

Our Transition Plan will provide the roadmap to achieving our carbon reduction commitments. As part of this plan and through our work to decarbonise media and media supply chains, we are exploring opportunities to improve accounting for emissions from media.

To manage the cost and quality of carbon credits purchased to offset residual emissions, WPP's Sustainability Policy and Environmental Policy include policy guidance around offsetting. We are further developing our offsetting strategy as part of our Transition Plan.

The Board Sustainability Committee gives increased focus on sustainability and implementation of our plans and policies. ESG reporting has been embedded in the Terms of Reference of the Audit Committee, providing increased focus on the development of our non-financial reporting capabilities.

Measuring and monitoring sustainability KPIs is critical to meet our sustainability strategy and targets. We are embedding ESG controls across our operations to enhance the accuracy of our disclosures across material ESG topics.

In 2024, we launched a Future Readiness Academy for Sustainability. Modules covering Climate Essentials and Green Claims are accessible to all employees globally and seek to ensure that our people recognise the importance of our sector's role in addressing the climate crisis. The Academy is part of a broader sustainability training programme being run in multiple markets with localised content in key regions.

We have developed internal tools to help our people identify potentially environmentally harmful briefs. These tools embed climate-related issues within existing content review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Business Conduct. Our Assignment Acceptance Policy and Framework and Green Claims Guide provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake.

Further information on ESG governance and ESG reporting is provided in the Sustainability section of this report (pages 36-61).

KEY

Increased risk

No change from last year

CORPORATE GOVERNANCE

In this section





CHAIR'S LETTER



WPP IS WELL PLACED TO CAPITALISE ON THE CHANGING MARKET LANDSCAPE"

Philip Jansen,
Chair, WPP

It is a real privilege to chair the Board of a company like WPP. Few organisations have such an impressive client base, or WPP's global presence and depth of talent. Fewer still can match its ambition to transform marketing through the innovative application of creativity and technology for the world's leading brands.

WPP is also a cornerstone of the creative industries. I spent early parts of my career in marketing, which left me with me a deep respect for the profession and an appreciation of the sector's wider value. The marketing services industry not only drives the success of individual brands, but acts as a catalyst for whole economies. It is estimated that advertising contributes more than £200 billion to the UK economy alone.

So I was delighted to be asked to take up the baton from Roberto, who chaired WPP with such skill and dedication throughout his tenure. I am grateful to him, the Nomination and Governance Committee and the rest of the Board for enabling a smooth transition, from joining the Board as Chair-designate in September 2024 to becoming Chair in January this year.

As I write this I have only been in the role for a short period, but I wanted to share some early observations on the business and the environment in which it operates.

A STRONG BOARD, TALENTED PEOPLE AND LEADING CAPABILITIES

First, WPP has a strong and experienced Board which upholds high standards of governance. The Board has refreshed its composition well in recent years and its members have the capabilities and expertise required to support the business effectively.

Second, we have talented people and high-end capabilities throughout the Company. The leadership team headed by Mark is a committed group who are passionate about delivering for our clients to drive success for WPP and value for its shareholders.

I have already had the opportunity to meet many colleagues around the world, including – though not limited to – our senior leaders in the UK and the US. The quality of the work WPP produces for clients, and the Company's status as the most creative in the industry, provide clear evidence of how good our people are and how they strive for excellence.

Our technology credentials are also a significant and important strength. WPP has built a leadership position in AI that creates the opportunity to differentiate the Company from its peers and drive improved performance.

The Board and leadership team are rightly focused on ensuring investment in AI, and in particular WPP Open, the Company's AI-powered marketing operating system, translates into faster growth. There are promising signs, given the role of WPP Open in several major account wins in 2024, and its growing adoption within the business.

TRANSFORMING THE BUSINESS IN A FAST-CHANGING WORLD

Third, WPP has been through a necessary and difficult transformation process over the last few years, the scale of which has perhaps not always been fully appreciated by all external observers. WPP was a deeply complex organisation, creating significant operational, cultural and governance challenges.

Great progress has been made, though there remains work to do as the integration and simplification of very large businesses within WPP bed in, creating the foundations for improved performance in the future.

GroupM, for example, while an exceptional business, has undergone essential but large-scale change and needs time to complete its turnaround under its new leadership and structure.

GroupM's challenges in China also illustrate the task that has faced leadership, who have strengthened oversight and controls in relation to trading activities in this strategically important market.

Fourth, WPP operates in an industry that is not only one of the most competitive in the world, but is also being fundamentally reshaped – at great speed – by technology and other structural changes.

WPP is well placed to capitalise on the changing market landscape but such disruption also presents risks, not least in a global company exposed to the impact on clients of macroeconomic and geopolitical uncertainty. We outline all our principal risks and uncertainties from page 78 of this report.

WORKING WITH THE WORLD'S TOP BRANDS

Finally, WPP has a list of clients and partners that would be the envy of any company in the world. Our agencies work with the biggest names in almost every sector of global business.

As our leadership team has acknowledged, WPP's competitive performance in winning and retaining assignments has not consistently been at the level they would expect.

Nonetheless, the Company continues to serve many of the planet's most admired brands and organisations, who look to WPP to help them grow their businesses, and has been successful in several of the industry's biggest pitches in recent times. It also has the closest relationship among its peers with the major global technology companies. This is a solid platform from which to build.

PERFORMANCE AND OUTLOOK

Prior-year client losses, on top of difficult trading in China and weaker client discretionary spending in the final quarter, made for a disappointing financial performance in 2024. And the macroeconomic environment has weighed on the Company's outlook for 2025.

Despite the challenges, there was strategic progress in 2024, as outlined in this report. The Company improved margin and cash conversion, reduced debt and maintained its final dividend of 24.4p, giving a total dividend of 39.4p for 2024.

Both the Board and management team are clear on the need to drive stronger top-line growth and at the Preliminary Results presentation at the end of February the executive team laid out its plan to achieve this objective.

Supporting the team and reviewing progress will be the number one priority for the Board in 2025.

LISTENING TO OUR STAKEHOLDERS

My personal priority in my first months with WPP has been to spend as much time as possible listening to the Company's most important stakeholders.

A comprehensive induction process has allowed me to speak to many people in different parts of the business, across our agencies and markets, to hear their perspectives and to understand WPP at a more granular level.

Along with my fellow board members I have also reviewed the results of WPP's annual All In survey, which in 2024 was completed by nearly 79,000 employees (72% of the workforce). I know that building on the positives and addressing opportunities for improvement identified by the survey is important to the leadership team, particularly as our agencies look to strengthen culture and collaboration through the new, WPP-wide office attendance policy.

Another aspect of my engagement programme has been to take on board the views of those we do business with. Clients have consistently told me that marketing is an essential part of their strategy and that what WPP does for them is therefore mission-critical – reinforcing the trust that major organisations place in this company.

A common message is that they appreciate the way that WPP has changed to meet their own changing needs, that we have often been a vital part of their own transformation journeys, and that they need us to continue to evolve in line with their requirements.

On that theme, I recently joined other members of the Board and leadership team on a trip to Palo Alto to meet key clients, suppliers and partners who are central to the technological revolution that is reshaping the marketing services industry.

This made clear to me that WPP is a highly regarded and influential partner to these companies, as well as a key player in the ecosystem. It also underlined the scale of both the challenges and the opportunities ahead driven by the incredibly rapid development of AI.

I am looking forward to discussing these trends, and our people's insights and capabilities, when I meet shareholders on our upcoming investor roadshow. As with other stakeholders, I will be mostly in listening mode.

I will, though, emphasise that the Board and management team are absolutely focused on delivering improved returns for our shareholders through sustained, profitable growth at WPP.

CHAIR'S LETTER CONTINUED

MY PERSONAL PRIORITY IN MY FIRST MONTHS WITH WPP HAS BEEN TO SPEND AS MUCH TIME AS POSSIBLE LISTENING TO THE COMPANY'S MOST IMPORTANT STAKEHOLDERS"

BOARD AND LEADERSHIP TEAM COMPOSITION

WPP has a robust and long-running programme to ensure that the composition of the Board and executive leadership team is continuously reviewed in line with the principles of good governance and the needs of the business.

As Roberto wrote in this report last year, the Board continues to work closely with Mark and the Company's People team on succession planning for all Executive Board Director, Executive Committee and other key leadership roles.

Such horizon-scanning gives the Board visibility of internal and external candidates for both unforeseen and planned scenarios. It also supports efforts to ensure that the Board and senior executive levels of WPP reflect the world at large, recognising the value of wide representation to the business and its stakeholders.

WPP continues to exceed the UK board diversity recommendations of the FTSE 100 Women Leaders Review and Parker Review.

FOCUSED ON CLIENTS, AND THE FUTURE

There are two things that most of the people I have met at WPP seem to have in common. First, they are relentlessly focused on the needs of their clients. Doing the best possible work is a principle embedded in the fabric of the organisation.

And second they are always looking forwards – towards the new campaign, the upcoming pitch, the latest technological innovation, the next cultural trend.

I am sure these qualities are why clients want to work with our agencies, and why they attract such smart, curious, creative people.

Those people have given me a very warm welcome to WPP, as well as confidence in its future. Thank you to all of them.



Philip Jansen
Chair
28 March 2025

COMPLIANCE WITH THE UK CORPORATE GOVERNANCE CODE

During the year ended 31 December 2024, the Company was compliant with the provisions of good governance contained in the 2018 UK Corporate Governance Code (the 'Code'). The table below shows where shareholders can find further information on how the Company has applied the principles of the Code.

The Company's American Depositary Shares are listed on the New York Stock Exchange (NYSE). The Company is therefore subject to the rules of the NYSE, as well as to US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. As the Company follows UK corporate governance standards, differences from the NYSE governance standards are summarised in the Company's Form 20-F filing. A copy of the Code is available from the Financial Reporting Council's website at frc.org.uk

Please see page 113 for details of preparatory work for the implementation of the 2024 Code

COMPLIANCE WITH THE CODE

1. BOARD LEADERSHIP AND COMPANY PURPOSE

- The role of the Board is set out on **page 97**
- The Board's approach to engagement and statement on Section 172 factors is on **page 99**
- How the Board and management have engaged with stakeholders is on **pages 99-101**
- An overview of the Company's vision and purpose is set out on the **inside front cover**
- How the Board promotes and assesses the desired culture is set out from **pages 42-44**, **73-76** and **100**
- Our strategy, overseen by the Board, is set out from **pages 16-35**
- A summary of our Group policies and practices is on **page 41**

2. DIVISION OF RESPONSIBILITIES

- Our Governance Model on **page 97** sets out the division of responsibilities between the Chair, CEO and Non-Executive Directors
- Details of each Board committee are provided in the respective committee reports from **pages 105-142**

3. COMPOSITION, SUCCESSION AND REVIEW

- The composition of the Board, along with members' biographies and tenure, is on **pages 92-94**
- The Nomination and Governance Committee report is on **pages 105-109** and provides information on the Committee's work this year, including succession planning
- The outputs of the Board performance review are on **page 107**

4. AUDIT, RISK AND INTERNAL CONTROL

- Our Viability Statement and how we assess and manage our risks are on **pages 77-85**
- The Audit Committee report on **pages 110-116** provides details of the Committee's oversight of the financial reporting process, the review of our risk management and internal control framework and responsibilities relating to internal and external audit

5. REMUNERATION

- The Compensation Committee report on **pages 119-142** sets out responsibilities relating to the Compensation Policy and determining executive and senior management arrangements

OUR BOARD



PHILIP JANSEN
CHAIR

Appointed: 16 September 2024 (Chair from 1 January 2025) C N

Nationality: British

Skills and experience:
With his marketing background and experience leading technology and consumer goods companies, Philip has deep insight into the marketing services industry. Philip was Chief Executive of BT Group from 2019 to February 2024. Before that he was CEO of Worldpay, the technology-led global payments services group. Previous roles include CEO and then Chairman of Brakes Group, and a variety of senior positions in Sodexo Group. Philip began his career at Procter & Gamble, going on to hold marketing director roles at Dunlop Slazenger and Telewest before moving into general management first at Telewest and then MyTravel. He was a non-executive director of Travis Perkins for four years.

External appointments:
Trustee, Wellbeing of Women;
Senior Advisor, Bain Capital.



MARK READ CBE
CHIEF EXECUTIVE OFFICER

Appointed: 3 September 2018 **Nationality:** British

Skills and experience:
Mark has held multiple leadership positions at WPP since joining in 1989. As CEO of WPP Digital he was responsible for WPP's first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world's leading agencies. Mark received a Fellowship in 2021 for outstanding services to the industry in the IPA's New Year's Honours. In 2023 he joined INvolve's Hall of Fame following multiple listings as an Empower Advocate (including #1), which recognises leaders who create diverse and inclusive business environments, alongside his five consecutive years as a Heroes champion of women in business. Mark was awarded a CBE in the King's New Year Honours 2024 list, for services to the creative industries.

Mark has an economics degree from Trinity College, Cambridge, was a Henry Fellow at Harvard University, and has an MBA from INSEAD.

External appointments:
Trustee, Natural History Museum.



JOANNE WILSON
CHIEF FINANCIAL OFFICER

Appointed: 19 April 2023, Chief Financial Officer from 27 April 2023

Nationality: Irish

Skills and experience:
Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joined WPP from Britvic, where she was Chief Financial Officer and Chair of the ESG Committee. Prior to this Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of dunnhumby, a global leader in customer data science.

Joanne began her career at KPMG, where she qualified as a chartered accountant.

External appointments:
Non-Executive Director, Informa plc.



ANDREW SCOTT
CHIEF OPERATING OFFICER

Appointed: 7 September 2023 **Nationality:** British

Skills and experience:
Andrew joined WPP in 1999, holding a number of leadership roles in the UK and US before being appointed Chief Operating Officer in 2018. He is responsible for operational performance and implementing the ongoing simplification of the Company's portfolio. Andrew is also responsible for the Company's mergers and acquisitions activity and, through acquisitions such as Essence, VML, AKQA, Satalia and 24/7, he has played a critical role in building WPP's capabilities in technology and AI. He oversees WPP's network of Country Leaders, who connect and strengthen the talent and resources of the Company's agencies in their local markets to deliver growth for clients. Prior to WPP, Andrew was a management consultant at LEK, the global strategy consulting firm.

Andrew is an engineering graduate and has an MBA with distinction from INSEAD.

External appointments:
None.

COMMITTEE MEMBERSHIP KEY

- A Audit
- C Compensation
- N Nomination and Governance
- S Sustainability
- ● Committee Chair

NON-EXECUTIVE DIRECTOR TENURE AS AT 31 DECEMBER 2024



- 0-3 years **2**
- 3-6 years **7**
- 6-9 years **0**
- 9+ years **1**

Director retirements during the year:
Roberto Quarta retired from the Board on 31 December 2024.

INDEPENDENT NON-EXECUTIVE DIRECTORS



ANGELA AHRENDTS DBE
SENIOR INDEPENDENT DIRECTOR, NON-EXECUTIVE DIRECTOR

Appointed: 1 July 2020 N S **Nationality:** British and American

Skills and experience:
Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail, at Apple Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister's Business Advisory Council from 2010 to 2015.

External appointments:
Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, charity: water; Member of CEO Circle, Imagine; Director, The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board; Senior Operating Adviser, SKKY Partners.



SIMON DINGEMANS
NON-EXECUTIVE DIRECTOR

Appointed: 31 January 2022 A **Nationality:** British

Skills and experience:
Simon has extensive business, capital markets, technology, corporate finance and governance experience, and is Chairman of Genomics and Calastone. He is also a Non-Executive Director of Vodafone Group. He was previously CFO of GlaxoSmithKline plc from 2011 to 2019. Prior to GSK, Simon worked in investment banking for 25 years, firstly at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner. Simon also previously served as Chairman of both the Financial Reporting Council and the 100 Group of FTSE CFOs.

External appointments:
Chairman, Genomics Limited; Chairman, Calastone Limited; Non-Executive Director, Vodafone Group Plc; Trustee, The King's Trust.



SANDRINE DUFOUR
NON-EXECUTIVE DIRECTOR

Appointed: 3 February 2020 A C **Nationality:** French

Skills and experience:
Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She is currently CFO of UCB, a global pharmaceutical company. Previously Sandrine was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.

External appointments:
Chief Financial Officer, UCB.



TOM ILUBE CBE
NON-EXECUTIVE DIRECTOR

Appointed: 5 October 2020 A C N **Nationality:** British

Skills and experience:
Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. He is Chair of The King's Trust and was Chair of the RFU from 2021 to 2024. Prior to that, he was on the Board of the BBC from 2017 to 2021. Tom is an Honorary Fellow of both Jesus College and St Anne's College, Oxford and has several honorary doctorates. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.

External appointments:
Chair, The King's Trust; Chair, Iternal Limited; Founder and Chair, African Gifted Foundation.



CINDY ROSE OBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 April 2019 A N **Nationality:** British and American

Skills and experience:
Cindy has extensive experience as a leader in the technology and media sectors, and brings exceptional knowledge of the role technology plays in business transformation. She was appointed Chief Operating Officer for Microsoft Global Enterprise in March 2023. Prior to this, Cindy was President of Microsoft Western Europe, and also CEO of Microsoft UK. She has also held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media. She spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group. Cindy is a graduate of Columbia University and New York Law School.

External appointments:
Chief Operating Officer, Microsoft Global Enterprise; Advisory Board Member, Imperial College Business School in London and McLaren.

OUR BOARD CONTINUED

INDEPENDENT NON-EXECUTIVE DIRECTORS



KEITH WEED CBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 November 2019 S **Nationality:** British

Skills and experience:
Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever's sustainability programme. Keith was named the World's Most Influential Chief Marketing Officer by *Forbes* in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received *The Drum's* Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.

External appointments:
Non-Executive Director, J Sainsbury plc; Trustee Director, Business in the Community; Board Trustee, Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Alix Partners; Advisory Board Member, i-Genie and McLaren.



JASMINE WHITBREAD
NON-EXECUTIVE DIRECTOR

Appointed: 1 September 2019 C S **Nationality:** British and Swiss

Skills and experience:
Jasmine's experience spans marketing, technology, finance, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP's client sectors to the Board. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously Chair of the Board of Travis Perkins plc and a Non-Executive Director of BT Group plc and Standard Chartered plc.

External appointments:
Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University; Vice-President of the International Advisory Council, Institute of Business Ethics.



DR. YA-QIN ZHANG
NON-EXECUTIVE DIRECTOR

Appointed: 1 January 2021 S **Nationality:** American

Skills and experience:
Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited, ChinaSoft International Limited and HiSense Group. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research.

External appointments:
Non-Executive Director, AsiaInfo Technologies Limited, ChinaSoft International Limited, HiSense Group and Horizon Robotics; Chair Professor, AI Science and Founding Dean, Institute for AI Industry Research, Tsinghua University; Board Member, Philanthropy Asia Alliance.



BALBIR KELLY-BISLA
COMPANY SECRETARY

Appointed: 27 April 2020

Skills and experience:
Balbir has significant governance experience across various roles in listed companies. Balbir was Group Company Secretary at William Hill from 2020 to 2021. Prior to joining William Hill, Balbir was Director of Investor Relations at GlaxoSmithKline plc (GSK), leading on engagement with ESG-focused investors, and before that held company secretarial roles at GSK, Lastminute.com, Royal & Sun Alliance and Segro plc.

External appointments:
None.

OUR EXECUTIVE COMMITTEE

The Executive Committee of WPP is responsible for leading the Company and executing its strategy. Its members lead WPP's largest agency networks and central corporate functions

EXECUTIVE COMMITTEE
Assists the Chief Executive Officer in discharging his responsibilities and is collectively responsible for implementing strategy, ensuring consistent execution and embedding the Company's culture and values.

DISCLOSURE COMMITTEE
An executive Disclosure Committee responsible for overseeing the accuracy and timeliness of Group disclosures and reviewing controls and procedures in relation to the public disclosure of financial information.

RISK COMMITTEE
An executive Risk Committee, which assists the Board and Audit Committee in discharging their responsibilities by reviewing, monitoring and advising on the design and implementation of WPP's compliance framework, compliance policies and procedures and risks that present themselves throughout WPP.



MARK READ CBE
CHIEF EXECUTIVE OFFICER, WPP

Biographies for each of the Executive Board Directors can be found on page 92.



JOANNE WILSON
CHIEF FINANCIAL OFFICER, WPP



ANDREW SCOTT
CHIEF OPERATING OFFICER, WPP



DEVIKA BULCHANDANI
CHIEF EXECUTIVE OFFICER, OGILVY

Devika was appointed CEO of Ogilvy in 2022. She joined the agency in 2021 after spending 26 years at McCann. Under her leadership, Ogilvy was named the most creative and effective global agency network in both 2023 and 2024 by WARC.



JON COOK
CHIEF EXECUTIVE OFFICER, VML

Jon is CEO of VML, which was created following the announcement of the merger of VMLY&R and Wunderman Thompson in 2023. He had led VMLY&R since its formation in 2018, as well as its predecessor agency (also known as VML), which he joined in 1996.



ANNAMARIA DESALVA
CHAIRMAN, BURSON

AnnaMaria became Chairman of Burson in 2024 following the merger of BCW and Hill & Knowlton. She was previously Chairman and CEO of Hill & Knowlton, and her prior roles include senior positions at DuPont, DowDuPont, Pfizer and Bristol Myers Squibb.



COREY DUBROWA
CHIEF EXECUTIVE OFFICER, BURSON

Corey was appointed CEO of Burson in 2024, following the merger of BCW and Hill & Knowlton. He joined Burson as CEO in 2023 from Google where he was Vice President, Global Communications and Public Affairs. Corey has previously held senior roles at Salesforce, Starbucks, WE, Ketchum and Nike.



MEL EDWARDS
PRESIDENT, VML

Mel was appointed President of VML following the announcement of the merger of VMLY&R and Wunderman Thompson in 2023. She was previously CEO of Wunderman Thompson, and held prior roles at Wunderman as Global CEO and UK CEO.



LAURENT EZEKIEL
CHIEF MARKETING OFFICER, WPP & CEO, WPP OPEN X

Laurent became WPP's Chief Marketing & Growth Officer in 2019. He joined from Publicis where he was President of Digitas North America and International, and Global Client Leader for GSK. In 2022, he was also appointed CEO of WPP Open X, the bespoke global agency model for The Coca-Cola Company.

OUR EXECUTIVE COMMITTEE CONTINUED



JANE GERAGHTY
CHIEF CLIENT OFFICER, WPP

Jane became WPP's Chief Client Officer in 2024. She was formerly Landor's Global CEO for six years, having previously been president of EMEA. Jane has held senior positions at Naked Communications, ITV, Ogilvy New York, McCann-Erickson and Saatchi & Saatchi.



RICHARD GLASSON
CHIEF EXECUTIVE OFFICER, HOGARTH

Richard was appointed CEO of Hogarth Worldwide in 2016, having joined the company in 2011. Prior to this he was CEO of Gyro, the B2B marketing specialist.



ANDREA HARRIS
GROUP CHIEF COUNSEL, WPP

Andrea was appointed as Group Chief Counsel in 2005 having joined WPP in 1996. Andrea is Chair of the WPP Risk Committee.



MICHAEL HOUSTON
WPP COUNTRY PRESIDENT, US

Michael became WPP's Country President for the US in 2022. He was previously CEO of Grey Group for five years, following roles including Global President and CEO of Grey North America.



BRIAN LESSER
CHIEF EXECUTIVE OFFICER, GROUPM

Brian was appointed CEO of GroupM in 2024. He was previously Chairman and CEO of InfoSum, founding CEO of Xandr (then part of AT&T), CEO of GroupM North America, and founding CEO of GroupM's Xaxis. Brian was also VP of Product Management at 24/7 Media, which was acquired by WPP in 2007.



LINDSAY PATTISON
CHIEF PEOPLE OFFICER, WPP

Lindsay became Chief People Officer of WPP in 2024. Her prior roles at WPP include Chief Client Officer and Chief Transformation Officer, and she was formerly Global CEO of Maxus, which she joined as UK CEO in 2009.



STEPHAN PRETORIUS
CHIEF TECHNOLOGY OFFICER, WPP

Stephan was appointed as WPP's first CTO in 2018. He also leads our AI and product strategy and is interim Chair of AKQA. He was previously UK Group CEO and Global CTO of Wunderman, having joined the agency in 2016.



ROB REILLY
CHIEF CREATIVE OFFICER, WPP

Rob joined WPP in 2021, after decades of leading the world's top creative agencies. In his time at WPP, the Company has emerged as a creativity and tech force and has been named Cannes Lions Creative Company of the Year three times. He also currently serves on the advisory board of Open Evidence, the leading AI-powered medical information platform.

DIVISION OF RESPONSIBILITIES

The WPP Board is committed to ensuring there is a strong and effective system of corporate governance in place to support the successful execution of the Company's strategy

BOARD GOVERNANCE

THE BOARD

- Responsible for the overall long-term success of WPP and for setting the Company's purpose, values and culture and strategic direction
- Oversees the implementation of appropriate risk assessment processes to identify and mitigate WPP's principal risks and consider emerging risks
- Responsible for corporate governance
- Oversees the execution of the strategy and responsible for the overall financial performance of the Company

The Matters Reserved for the Board are available on our website, wpp.com



CHAIR

- Responsible for Board governance principles, including setting the Board agenda and ensuring the Board receives timely and accurate information
- Ensures all Directors are enabled to play their full part in Board activities
- Represents the Board in discussions with shareholders and other stakeholders



CHIEF EXECUTIVE OFFICER

- Responsible for the day-to-day leadership of the Company, representing the Company to clients, employees, partners, suppliers, governments and other stakeholders
- Develops the strategic direction for consideration by the Board
- Sets the tone at the top with regard to culture and values
- Ensures there are effective processes for engaging with and listening to employees and other stakeholders



COMPANY SECRETARY

- Ensures the Board operates in accordance with the corporate governance framework and that there are good information flows between the Board and committees
- Advises the Board on matters of corporate governance
- Supports the Board's development through organising training and induction programmes
- Supports the Board and committee chairs with annual agenda planning



SENIOR INDEPENDENT DIRECTOR

- Provides a sounding board for the Chair and acts as an intermediary for the other Directors
- Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair's performance and communicates the results to the Chair

NON-EXECUTIVE DIRECTORS

- Bring an external perspective to support and challenge the performance of management
- Assist in developing the Company's strategy and offer specialist advice to management based on their particular skills and experience

The responsibilities of our Board committees are set out within individual committee reports on pages 105-142

For the responsibilities of our Executive committees, see page 95

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS

Our stakeholders are central to our strategy and critical to the long-term success of our business

PRINCIPAL DECISIONS

The Board oversees our approach to stakeholder engagement as we seek feedback and make decisions for the long-term benefit of WPP. For each matter that comes before the Board for decision, the Board considers the likely consequences of any decision in the long term, identifies stakeholders who may be affected, and carefully considers their interests and any potential impact as part of the decision-making process.

THE COMPANY'S STAKEHOLDER GROUPS:

- SHAREHOLDERS
- GOVERNMENTS AND REGULATORS
- CLIENTS, PARTNERS AND SUPPLIERS
- PEOPLE
- PLANET
- COMMUNITIES

KEY DECISION
SALE OF MAJORITY STAKE IN FGS GLOBAL

BACKGROUND

FGS Global is a strategic communications and advisory firm, with approximately 1,400 professionals around the world advising clients on navigating complex stakeholder situations and reputational challenges. FGS Global was formed with the merger of Finsbury, The Glover Park Group and Hering Schuppener, and the subsequent acquisition of Sard Verbinnen in 2021.

DECISION

In 2024, the Board reviewed and considered its strategy to accelerate the value realisation for the Company from its strategic advisory businesses, ahead of approving the sale of the Company's remaining majority stake to KKR.* This transaction followed KKR's first minority investment in FGS Global in July 2023. In considering the sale, the Directors considered the impact on the Company's respective key stakeholders and their respective expectations.

* The Company's majority stake was acquired by Kite Bidco Inc., an entity controlled by investment funds managed or advised by KKR

STAKEHOLDERS CONSIDERED

Shareholders; Governments and regulators; Clients, partners and suppliers; People

OUTCOME

The transaction completed in December 2024 and better positioned the Company to focus on and invest in its world-class creative, media and corporate and consumer public relations businesses to deliver growth while strengthening the Company's balance sheet. Management immediately utilised proceeds by repurchasing €599 million of outstanding bond debt in December 2024, providing an attractive 5% return for the Company through interest savings.

KEY DECISION
ENDORSEMENT OF THE ESG DOUBLE MATERIALITY ASSESSMENT

BACKGROUND

As the Company prepares for incoming ESG reporting requirements, including the European Union's Corporate Sustainability Reporting Directive (CSRD) which requires the completion of a double materiality assessment (DMA) to determine which environmental, social and governance (ESG) topics are material to the business from an inside out (financial) and outside in (impact) perspective.

DECISION

The Audit and Sustainability committees reviewed the initial DMA in July 2024, considered the materiality scores for each topic, whether management's recommended thresholds were appropriate, and provided feedback on the factors considered during the assessment. To ensure stakeholder expectations were addressed, the committees recommended that additional factors were considered in the evaluation of a selection of topics, including Responsible AI and Technology Use and Responsible Procurement. Management conducted further analysis and, in December 2024, the committees endorsed the DMA.

STAKEHOLDERS CONSIDERED

Shareholders; Governments and regulators; Clients, partners and suppliers; People; Planet; Communities

OUTCOME

A summary of the DMA is available on page 36. The results of the assessment better position the Company to meet the complex and evolving expectations of stakeholders across a range of ESG topics. The DMA is expected to evolve over time, reflecting changes to the Company, the changing priorities of stakeholder groups and as regulation evolves (for example through the EU Omnibus). As materiality is dynamic, the Company will monitor and adjust the assessment as needed. Any adjustments will be reviewed by the Audit and Sustainability committees. Read more about how we assess materiality at wpp.com/sustainabilityreport2024

OUR APPROACH TO ENGAGEMENT

Our stakeholder engagement processes enable our Board to understand what matters to stakeholders most, consider all relevant factors and select the course of action that best delivers long-term value for our stakeholders and protects their interests, reflecting what are referred to as Section 172 factors.

As a Jersey incorporated company, WPP is not subject to UK legislation. However, as a matter of good governance and in order to comply with the provisions of the 2018 UK Corporate Governance Code (the 'Code'), the Board considers the matters described in Section 172 of the Companies Act 2006 in its decision-making. Section 172 factors are not only considered at Board level – they are part of our culture and help drive our business. Illustrations of this can be found throughout the Strategic Report.

Please see page 113 for details of preparatory work for the implementation of the 2024 Code

ENGAGEMENT IN ACTION DURING 2024

The table below illustrates our direct and indirect Board engagement with various stakeholders, in addition to details on how the Company has engaged with each of these stakeholder groups on an operational level.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
SHAREHOLDERS Our shareholders provide capital to invest in the business and support the valuation and liquidity of WPP shares. Shareholders benefit from the Board acting in the best interests of the Company and investing for long-term value generation.	The Chief Executive Officer and the Chief Financial Officer hosted quarterly results presentations and took questions from investors and analysts. The Chair, Chairs of the Board committees and Executive Directors met regularly with institutional investors to discuss the business and to respond to any concerns. **2024 SPECIFIC** The 2024 AGM was live-streamed via a webcast hosted by the Chair. Shareholders were able to watch the presentations and ask questions in advance and during the meeting.	Feedback to the Board on investor views, particularly from the Chair of the Board, Chair of the Compensation Committee, Chief Executive Officer and Chief Financial Officer. Monthly reports to the Board detailing investor relations activities, key themes of interest from investors and share register composition and movements. Analyst and broker briefings and reports of meetings with major shareholders. **2024 SPECIFIC** The Board received communications from major shareholders, including in respect of voting practices.	In 2024, the Board oversaw the return of £425 million (2023: £423 million) in cash to shareholders through dividends. Shareholder feedback is taken into account in the setting of our Directors' Compensation Policy and we have evolved performance-related elements of compensation which align more directly to our strategy and shareholder interests.
GOVERNMENTS AND REGULATORS Governments receive the tax contributions we make to public finances, enabling them to invest in public services. Governments and regulators determine the policy frameworks that affect us and our stakeholders.	The Chief Executive Officer met with government representatives and regulators around the world. **2024 SPECIFIC** The Chief Executive Officer met with representatives of the UK Government and Parliament to discuss AI regulation. The CEO also met senior officials of the UK Government to discuss the general economic environment and regulation. He also participated in the International Investment Summit in the presence of the Prime Minister and the Chancellor.	Reports to the Board and its committees on regulatory changes from the Group Chief Counsel, Group Company Secretary and external auditor. Received reports from the Chief Privacy Officer, Chief Information Security Officer and Global Data Protection Officer on changing regulatory landscapes with regards to data protection, security and privacy as well as data ethics, cyber security and AI. **2024 SPECIFIC** The Audit and Sustainability committees received reports on the likely impact of new ESG regulations including CSRD and will continue to monitor progress towards compliance.	With the Company's expanded and reinforced focus on AI, we aim to understand regulatory developments across the world and prepare guidance for our business and clients such as the Company's Generative AI Principles or evolving Green Claims Guidance.

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS CONTINUED

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
CLIENTS, PARTNERS AND SUPPLIERS Our clients come from businesses across every sector. The work we do for clients provides our revenue and helps them to grow their businesses, build relationships with their customers and ready themselves for future success. Our suppliers range from small businesses to the world's largest technology partners. They provide us with the products and services we need to meet our clients' needs.	Engaged with clients on issues including strategy, changes taking place in our market and understanding the changes taking place in our clients' and suppliers' markets. **2024 SPECIFIC** Board engagement with key partners and clients, including site meetings in various locations. Held the Board's Regional Review in Brazil, providing the opportunity for interactions with industry leaders and key clients and presentations from the local management team. **See page 102 for further details** Following the 2024 AGM, the Board met with suppliers and external advisors, providing a valuable opportunity to engage with these stakeholder groups and listen to feedback.	Received updates on WPP's client satisfaction scores, as well as deep-dive updates from Global Client Leaders on key clients. WPP's Modern Slavery Act Statement, available on our website, is reviewed by the Sustainability Committee each year and recommended to the Board for approval. **2024 SPECIFIC** The Sustainability Committee received updates on media decarbonisation, sustainable production and responsible procurement.	In 2024, we were pleased to achieve an all time high of 8.1 out 10 for client satisfaction, building on our consistently strong performance in recent years. Within this, we continue to score highly on client service (8.6) and quality of work (8.2). At GroupM, new leadership and a simpler go-to-market approach secured new client assignments including Nestlé, Henkel and Honor. In 2024, we have seen monthly active users of WPP Open grow to 33,000 from 10,000 in 2023, alongside growing adoption by major clients including Google, IBM, L'Oréal, LVMH, Nestlé, and The Coca-Cola Company.
PEOPLE We depend on the talent, creativity and technology skills of our people. And we want our employees to embrace our purpose, culture and values. In return, our people receive salaries, pension contributions, employee benefits, career development and training.	Cindy Rose, our Workforce Engagement Non-Executive Director, attended meetings of the Workforce Advisory Panel (WAP) and updated the Board on matters discussed. **2024 SPECIFIC** The Board engaged with senior managers at the Board strategy meeting and during the course of the year. A lunch was hosted between the Board and participants of the Future Black Leaders programme during the Regional Review in Brazil, offering valuable insights for the purposes of talent development and the Company's support of employee communities and networks. The Sustainability Committee received updates on the launch of a new Sustainability Academy, part of Future Readiness Academies, to equip our people with the knowledge and skills to deliver the Company's sustainability commitments and meet client demand for lower-carbon products and services. **See page 44**	Reports at each Audit Committee meeting were received on issues raised via Right to Speak channels. **2024 SPECIFIC** Formal reports to the Board from the Chief Executive Officer and Chief People Officer included: – Updates on office attendance policy – Updates on talent, career development and succession planning – In-depth reviews of the people strategy, people risk and workforce engagement – Progress on inclusion initiatives – Results of various employee engagement and culture monitoring surveys undertaken through the year and actions taken to address employee feedback	To align management with employees and shareholders, performance reviews and performance-related incentive outcomes for our leaders (including the Executive Directors) continued to be linked to progress on people initiatives in 2024. Seven new modern, cost-efficient campuses were opened in 2024, taking the total to 47.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
PLANET We are committed to responsible and sustainable business practices. We use our creativity combined with our global scale to meet sustainability obligations within our own business, our clients' businesses and across our industry.	The Board undertook deep-dives on a range of ESG topics, including climate-related risks and opportunities and transition planning, in addition to its review and approval of ESG-related policies and disclosures. **2024 SPECIFIC** Several of our Sustainability Committee members are active members of Chapter Zero, an online community that aims to empower non-executive directors to lead crucial UK boardroom discussions on the impacts of climate change.	Reports to the Sustainability Committee included progress updates on the Company-wide sustainability strategy and developing a Transition Plan; performance against near-term science-based carbon reduction targets and sustainability KPIs, including renewable energy; and stakeholder engagement and feedback. **For more detail see pages 117-118** **2024 SPECIFIC** Regular updates were provided to the Sustainability Committee on developing our Transition Plan. The Sustainability Committee oversaw progress made on embedding Group-wide sustainability targets tied to the WPP purpose statement.	We are on track to meet our 2025 targets to source 100% of electricity from renewable sources and to reduce Scope 1 and 2 carbon emissions by 84% by 2025: at the end of 2024 we had achieved a 82% absolute reduction in Scope 1 and 2 emissions since our 2019 baseline, and a reduction of 26% year-on-year. **See page 45-46** We updated the environmental and social measures linked to the margin of our $2.5 billion revolving credit facility as we continue to embed carbon-reduction targets and broader sustainability commitments into our financing arrangements.
COMMUNITIES We can help boost the impact of not-for-profit and non-governmental organisations by providing marketing and creative services, often on a pro bono basis, enabling them to raise awareness and funds, recruit members and achieve campaign objectives.	**2024 SPECIFIC** The Sustainability Committee received an update on activities across 34 campuses as employees participated in activities aimed at reducing waste and making a positive contribution to local communities.	Updates received from the business on elements of the Group's operations which impact the wider community, including the Group's tax strategy. The Sustainability and Audit Committees supported management in conducting WPP's first double materiality assessment (DMA). **See page 36** We continue to invest in programmes to promote inclusion and a culture of belonging, including some of the programmes that received funding through our three-year Racial Equity Programme, which concluded in 2024, to invest $30 million in inclusion programmes and supporting external organisations.	The results of the double materiality assessment (DMA) better position the Company to meet the complex and evolving expectations of stakeholders across a range of ESG topics. We supported colleagues across the world affected by war and natural disasters. **See page 59**

BOARD ACTIVITIES

A summary of key events and activities throughout the Board's 2024 calendar is set out below

In addition to overseeing the Company's financial performance and execution of the strategy, the Board is collectively responsible for setting WPP's purpose, values and culture. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company's key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise updates from the chairs of our Board committees, in addition to reports on operational and financial performance, progress on strategy and operational execution of it, people updates and a deep-dive into a particular agency. The annual programme maintains an element of flexibility to allow emerging and evolving items to be scheduled as necessary.

2024 TIMELINE OF KEY EVENTS AND ACTIVITIES

Q1

- Capital Markets Day 2024

See more wpp.com/investors


WPP
INNOVATING TO LEAD

- Approved Preliminary Results
- Regional Review in Brazil

See more below

- Approved Annual Report and Accounts, Form 20-F and Sustainability Report


INNOVATING
WPP


PEOPLE
PLANET
CLIENTS
WPP

Q2

- Approved Q1 Trading Update
- Members attended Cannes Lions 2024, where WPP regained title of Creative Company of the Year


MOST
CREATIVE
COMPANY
WPP

- Approved Modern Slavery Act Statement
- Held 2024 Annual General Meeting

See more on page 42

- Launch of Burson, following the merger of BCW and Hill & Knowlton

Burson

Q3

- Appointed Philip Jansen as Non-Executive Director and Chair-designate
- Appointment of Brian Lesser as Global CEO of GroupM
- Reviewed All In survey results

See more on page 44

- Approved Interim Results
- Approved the sale of WPP's majority stake in FGS Global

fgs global

See more on page 98

Q4

- Dedicated Board strategy meeting
- Approved Q3 Trading Update
- Acquisition of NCA
- Acquisition of minority shareholdings to bring T&P™ fully within the WPP network

T&P™

- Reviewed principal and emerging risks
- Roberto Quarta stepped down from the Board ahead of Philip Jansen succeeding Roberto as Non-Executive Chair from 1 January 2025

See more on page 108



REGIONAL REVIEW IN BRAZIL

In March 2024, the Board's annual Regional Review was held in Brazil. The three-day visit provided opportunities to interact with key clients and industry leaders, in addition to engaging with local WPP agencies.

Board members were able to visit the WPP Brazil campus site, scheduled to open in Q2 2025, and engage directly with a broad range of stakeholders throughout their visit within a market that represents an important growth opportunity for the Company. Such engagement opportunities are integral to the Board's direct monitoring and assessment of performance and culture within the Company. The Board met with participants of the Future Black Leaders programme, offering valuable insights for the purposes of talent development and the Company's support of employee communities and networks.



WPP's first Brazil campus, in São Paulo, will enable greater innovation, creativity and collaboration between agencies, clients and partners. The new building is a pioneering architectural concept, devised by Brazilian architect Gustavo Utrabo, that integrates sustainability, the local community and its natural surroundings

COMPOSITION, SUCCESSION AND REVIEW

BOARD ATTENDANCE TABLE: 2024

	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee	Sustainability Committee
Total number of scheduled meetings	6	7	4	4	4
Members	Attended	Attended	Attended	Attended	Attended
Philip Jansen – *appointed on 16 September 2024*	2(2)		1(1)	1(1)	
Mark Read	6				
Joanne Wilson	6				
Andrew Scott	6				
Angela Ahrendts	6			4	4
Simon Dingemans	6	7			
Sandrine Dufour	6	7	4		
Tom Ilube	6	7	4	4	
Cindy Rose	6	7		4	
Keith Weed	6				4
Jasmine Whitbread	6		4		4
Dr. Ya-Qin Zhang	6				4
Former Directors who served for part of the year					
Roberto Quarta[1] – *retired on 31 December 2024*	6		4	2(2)	
Number of ad hoc meetings	5	1	2	0	2

The numbers in brackets denote the number of meetings the Directors were eligible to attend

1 Roberto Quarta did not attend Nomination and Governance Committee meetings focused on Chair succession

BOARD COMPOSITION

As at the date of this report, our Board comprised eight independent Non-Executive Directors, the Chair and three Executive Directors. The aim is to ensure that the compositional balance reflects the needs of the Company, with a Board that is culturally diverse and is able to consider matters from a broad perspective, understanding the views of all our stakeholders. Each individual Board member brings a wide range of skills and experience from different business backgrounds to Board deliberations.

Further details, including the external appointments held by Board members and their committee membership, can be found on pages 92-94

Further detail on the responsibilities of the Chair and members of the Board can be found on page 97

The chart opposite details those skills and experience of our Board which are identified as being particularly important to the execution of the Company's strategy.

BOARD KNOWLEDGE AREAS

SKILLS


10
9
5
6
7
11
11
8
Corporate governance
Audit and risk management
Finance
FMCG
Global media and advertising
Strategy, transactions, M&A
Technology
ESG

BOARD GEOGRAPHICAL EXPERIENCE


8
8
11
12
5
11
Africa and Middle East
Asia Pacific
Europe
International
Latin America
North America

COMPOSITION, SUCCESSION AND REVIEW CONTINUED

DIVERSITY

We believe that our make-up as a company should reflect the world around us, and the consumers our clients aim to reach, because it helps us do the best work and is good for business.

The Board Diversity Policy reinforces the Board's ongoing commitment to diversity and aligns with the board diversity principles of the UK Listing Rules and FTSE Women Leaders and Parker reviews on gender and ethnic diversity. For further information on the Board Diversity Policy, in addition to a breakdown of the Board and Executive Committee by gender and ethnicity, see page 109.

The Board also has a diverse range of experience by way of expertise, business sector background and length of tenure on the Board. Our Non-Executive Directors demonstrate expertise from a range of industries including tech, marketing, financial services, FMCG and pharma, representative of our customer base. The chart on page 103 illustrates the range of skills across the Board.

RE-ELECTION OF DIRECTORS

The Chair, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. Although there may be specific exceptions to ensure Board continuity, Non-Executive Directors shall not otherwise stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States standards, which is nine years.

See page 108 for details of the Directors standing for re-election at the 2025 AGM

The Non-Executive Directors' letters of appointment are available for inspection at the Company's registered office.

INDUCTION PROGRAMME

To ensure that they are able to effectively contribute to discussion and decision-making, all Directors participate in an induction programme on joining the Board. Each induction programme is tailored to the individual Director, based on their personal experience and background, including matters specific to their role as a member of the committees upon which they sit.

Each induction programme includes meetings with members of the Executive Committee, senior management and external advisors, including the external auditor and the Company's corporate brokers. New Directors will also receive a Board induction pack, which is devised to assist with building an understanding of the Company and to introduce the Company's key stakeholders, as well as explain the commercial and regulatory environment in which the Company operates. Access to key industry bodies and publications is also provided.

For further information on the Non-Executive Chair's induction programme in 2024, please see page 106

INDEMNIFICATION OF DIRECTORS

Liability insurance and third-party indemnity provisions are in force for the benefit of Directors and officers who held office during the year and up to the approval of the Annual Report.

BOARD PERFORMANCE REVIEW

Each year, WPP completes a review of the Board and its committees to monitor their effectiveness and identify improvement opportunities. Progress against the outcomes of the 2023 review and details of the 2024 review, conducted by Angela Ahrendts, Senior Independent Director, are set out on page 107.

The Senior Independent Director met with the Non-Executive Directors during the year to appraise the performance of the Chair.

BOARD TRAINING AND DEVELOPMENT

To assist the Board in undertaking its responsibilities, ongoing training is provided to all Directors and training needs are assessed as part of the induction programme and Board performance review process. In 2024, the Board programme included regular presentations from the management teams of our businesses on developments in WPP's sector and operating environment.

At the Board strategy meeting in October, members of the senior management team, together with the Board, had an opportunity to review WPP's strategy and discuss innovation, market evolution and the impact of AI, in respect of both the workforce and WPP's clients.

The Group Chief Counsel and the Group Company Secretary provide regular updates on current legal and governance matters relevant to WPP, with external counsel providing briefings on the wider regulatory landscape.

The Board activities calendar on page 102 sets out further detail on topics covered during the year

The Board is asked to complete a programme of training covering How We Behave, Business Integrity, Safer Data and Sustainability, which are connected to the ethical and business objectives set out in our Code of Conduct. As part of our ongoing commitment to create more open and inclusive workplaces, the Board is also asked to complete a dedicated Company-wide inclusion module – Belonging at WPP.

All Directors have access to the advice and services of the Group Chief Counsel and the Group Company Secretary. The Board also obtains advice from professional advisors, as and when required, and Directors may, as required, obtain external advice at the expense of the Company.

TIME COMMITMENT

In addition to attending Board and committee meetings, each of the Non-Executive Directors devotes sufficient time to the Company to ensure that their responsibilities are met effectively. When making new appointments, the Board takes into account other demands on Directors' time. Prior to appointment, significant commitments are disclosed by Directors to the Board. Any additional significant external appointments are not undertaken by any of the Directors without prior approval from the Board.

See page 108 for details of the assessment process of each Director's external appointments

NOMINATION AND GOVERNANCE COMMITTEE REPORT



PHILIP JANSEN
CHAIR OF THE NOMINATION AND GOVERNANCE COMMITTEE

"HAVING THE OPPORTUNITY TO CHAIR BOTH THIS COMMITTEE AND THE BOARD ALLOWS ME TO ENSURE THERE IS ALIGNMENT ACROSS OUR GOVERNANCE PRACTICES"

Committee members
- Philip Jansen (Chair)*
- Angela Ahrendts DBE
- Tom Ilube CBE
- Cindy Rose OBE

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities:
- In conjunction with the Board, considering succession planning for Non-Executive Directors, Executive Directors and senior management
- Reviewing the composition of the Board including the balance of skills, knowledge and expertise, experience and diversity
- Reviewing the Board Diversity Policy and overseeing its implementation, in accordance with the UK Corporate Governance Code
- Making recommendations to the Board for the appointment or reappointment of Directors
- Considering other significant commitments and interests of prospective and existing Directors
- Overseeing the Board's compliance with corporate governance standards and monitoring external governance developments

Attendance at Committee meetings during the year can be found on page 103

* Committee meetings focused on Chair succession during the year were chaired by Angela Ahrendts, as the Senior Independent Director

DEAR SHAREHOLDER

The Board appointed me as Chair of the Nomination and Governance Committee when I succeeded Roberto Quarta as Non-Executive Chair in January 2025. Having the opportunity to chair both this Committee and the Board allows me to ensure there is alignment across our governance practices and to ensure robust oversight of succession and talent development. I am therefore pleased to report on the Committee's work in 2024. Our Senior Independent Director, Angela Ahrendts, will present part of the report due to the Committee dedicating a significant amount of its time during the year to the search for a new Non-Executive Chair.

In addition to the Committee's focus on Chair succession, the Committee continued to review governance structures during the year as well as monitor the composition of Board committees to support the execution of the strategy.

The findings of the 2024 Board performance review formed another area of focus, which was conducted internally by the Senior Independent Director. I am pleased that the review concluded that the Committee and the Board continue to operate effectively, whilst also highlighting areas for development in 2025.

The Committee continued to implement the Board Diversity Policy, in accordance with the UK Corporate Governance Code, and review progress made against the agreed objectives within it, details of which can be found on page 109, alongside gender and ethnicity information. I am pleased to report that the Company complies with the listing rules, with 42% of the current Board Directors being women, two of the senior positions currently held by women and two members of our Board being from non-white ethnic minority backgrounds.

Further details can be found on page 109

The sections that follow provide a more detailed explanation of the work of the Committee undertaken during the year.

Philip Jansen
Chair of the Nomination and Governance Committee
28 March 2025

NOMINATION AND GOVERNANCE COMMITTEE REPORT CONTINUED



ANGELA AHRENDTS DBE
SENIOR INDEPENDENT DIRECTOR

NEW NON-EXECUTIVE CHAIR APPOINTMENT PROCESS

As the Senior Independent Director, I continued to lead the search process during the year for a new Non-Executive Chair, on behalf of the Committee.

Russell Reynolds, which had been formally appointed to assist with the search, remained independent of the Company and all the Directors, in addition to being a signatory of the voluntary code of conduct for executive search firms.

In last year's report, I confirmed that once the ongoing and extensive selection process had concluded, and following the Committee's recommendation, the Board intended to appoint a new Chair to the Board. We were therefore delighted to announce in July 2024 the appointment of Philip Jansen to the Board as a Non-Executive Director and Chair-designate. Philip joined the Board on 16 September 2024 and succeeded Roberto Quarta as Non-Executive Chair from 1 January 2025.

Philip brings a valuable blend of experience, from leading technology and consumer goods companies to transforming large, complex organisations and creating significant value for shareholders. We are delighted to have him on the Board.

Angela Ahrendts
Senior Independent Director
28 March 2025

PHILIP JANSEN INDUCTION

The Committee continues to oversee the delivery of an induction and training programme for Philip Jansen, tailored to key business priorities. Philip's induction aims to provide a holistic view of WPP and the environment it operates in. During the transition period from Chair-designate to Non-Executive Chair, meetings were held with the key external and internal stakeholder groups shown adjacent.

For further information on Directors' induction programmes, please see page 104

Investors, brokers and external auditors

- During Philip's time as Chair-designate, he engaged with several brokers and external advisors to build awareness of external perceptions of the Company. He has met and continues to engage with the external auditor (PwC) in order to gain their perspective as they complete their first year as the Company's external auditor
- Philip will meet with the majority of the Company's top 20 investors as part of a scheduled programme of engagement

Clients and partners

- Philip has had several opportunities to engage with our clients alongside the Board to better understand how they work with WPP and the opportunities ahead of us

People

- Individual one-to-one meetings were held with members of the Executive Committee, including key agency CEOs, along with regular meetings scheduled for the year with the Board's Executive Directors. Further to this, meetings were arranged with senior management from a wide variety of functional areas such as finance, people, legal and risk, technology, communications and strategy and individuals in client-centric and creative roles
- In March 2025, Philip took the opportunity to visit the VML HQ in Kansas City as part of a schedule of visits with key agencies, following his visit to WPP's New York office in February as part of the regular Board agenda
- Training was provided that focused on the duties of a director of a Jersey-registered Company listed on the LSE and NYSE as well as on key WPP internal policies

2024 BOARD PERFORMANCE REVIEW

In accordance with the Code requirements, the Board undertakes an externally facilitated review every three years, with the next one due in 2026. The 2024 review was internally facilitated by the Senior Independent Director. The review comprised a questionnaire and discussions with Board members based on a number of themes, including the overall effectiveness and performance of the Board and its Committees, strategy and key risks and opportunities for longer-term growth and value creation. Progress against the outcomes of the 2023 review was also considered, details of which are set out below.

KEY RECOMMENDATIONS FOR 2024	WHAT WE HAVE DONE IN 2024
Strategy: Create more time and opportunity for the Board to: review assumptions on future growth (organic and inorganic) and operational execution in more depth; deep dive into the new business pipeline and AI strategy roadmap as well as key markets	In addition to the dedicated Board strategy session where the focus was on progress against WPP's Innovating to Lead strategy, the Board spent a significant amount of time throughout the year discussing component parts – in particular AI and US growth strategy. The Board held a Regional Review in Brazil – a key market for WPP.
Focused agenda time: Ensure greater time is spent on operational execution matters and emphasise focus on discussion vs presentation. Consider use of committee time to support this and offline deep-dives	Operational execution of the strategy was regularly discussed with updates received from the newly formed Operating Board – focusing on GroupM simplification, VML and Burson mergers and Finance transformation with deep-dives held on certain aspects.
Cyber: Continue to focus on cyber preparedness and consider further opportunities to enhance Board domain knowledge and build resilience to help strengthen oversight of reputational, financial and operational impacts	Cyber risk and compliance was a key focus for both the Audit Committee and Board, with regular updates received from the Enterprise Technology function on: the design and implementation of a new operating model for cyber security; cyber risks and vulnerabilities, controls, intelligence and reporting on key metrics and key risk indicators.
Board and leadership succession: Continue to focus on leadership succession for key positions and review pipeline of talent in more depth, aided by appraisals and other feedback mechanisms and engagement opportunities. While a medium-term priority, consideration should be given to future Board composition and skills required to support the next phase of WPP's strategy	The Board received regular reports on succession planning for the Executive Committee and their direct reports including on emergency successors, internal candidates (with a readiness index) and the external candidate landscape. The Board met and engaged with senior leaders and key talent throughout the year. The Nomination and Governance Committee largely focused on Chair succession during the year, appointing Philip Jansen as Chair. Board and Committee composition to ensure orderly succession was also considered.

The output of the review was that the Board operates effectively, demonstrating strong leadership and a balanced approach to short- and long-term value creation within a sustainable framework. All previous evaluation recommendations had been successfully implemented, and the Board's strategic oversight of key matters remains robust.

Key areas to progress in 2025 were identified as part of this process:

- **Strategy** — Continue to focus on the levers to support the long-term prospects and future growth of the Company including organic and inorganic opportunities in key strategic markets, how the operating model supports the strategy and how to further strengthen and accelerate the Company's strategic position in AI.
- **Operational execution** — Continue to allow for time and robust debate and challenge on the operational execution of the strategy and deep dive into component parts to ensure we execute efficiently to drive financial returns.
- **Internal/external insights** — Seek to have the right balance of internal and external insights to help inform Board decisions and better understand opportunities, business challenges and competitor dynamics. Create opportunities for more formal engagement between the Board and senior management.
- **Succession planning** — Continue to have in-depth discussions on succession plans for senior leaders including assessment of talent pipeline and leadership development.

NOMINATION AND GOVERNANCE COMMITTEE REPORT CONTINUED

COMMITTEE REVIEW
The performance of the Committee was considered as part of the review process, which concluded that the Committee was operating effectively and continued to focus on succession planning and ensuring Board composition and Committee structures supported the next phase of the Company's strategy.

BOARD AND COMMITTEE CHANGES
It was announced on 30 July 2024 that Philip Jansen had been appointed to the Board as a Non-Executive Director and Chair-designate. Philip joined the Board on 16 September 2024 and succeeded Roberto Quarta as Non-Executive Chair on 1 January 2025. On joining the Board, Philip was appointed as a member of the Compensation Committee and the Nomination and Governance Committee and succeeded Roberto as Chair of that Committee on 1 January 2025.

Philip will stand for election at the AGM for the first time. All other Directors, will stand for re-election with the support of the Board.

SUCCESSION PLANNING
Given the maintained size of the Board, the Committee continues to recommend that future appointments should be made on a needs basis. Succession planning is considered on an ongoing basis and the Committee will continue to make appropriate recommendations to the Board as necessary.

The Committee, together with the Board, will continue to review succession planning at Executive Committee and senior management levels to promote effective leadership succession, and ensure that it is fully aligned to the Group's strategy.

DIRECTORS' INDEPENDENCE AND EXTERNAL APPOINTMENTS
The Committee assessed the independence of all the Non-Executive Directors pursuant to the Code and concluded that all are considered independent and continue to make independent contributions and effectively challenge management.

The assessment covered each Director's time commitment, with full consideration given to the number of external positions held by the Executive and Non-Executive Directors, including the time commitment required for each. During the assessment, the Committee remained mindful of the Company's guidance on Directors' external appointments and applicable shareholder advisory groups' individual policies on overboarding. The Committee did not identify any instances of overboarding and confirmed that all individual Directors have sufficient time to commit to their appointment as Directors of the Company.

The full list of key external appointments held by our Directors can be found on pages 92-94

GOVERNANCE REVIEWS
The Committee has responsibility for overseeing the effective governance of the Board and its committees and for making recommendations to the Board to ensure arrangements are consistent with emerging best practice.

The Committee reviewed action taken to comply with the Code and other legal, governance and regulatory obligations.

See page 91 for further details of the Company's compliance with the Code and page 113 for details of preparatory work for the implementation of the 2024 Code

WORKFORCE ENGAGEMENT
As WPP's designated Non-Executive Director for the UK Workforce Advisory Panel (WAP), Cindy Rose regularly attends WAP meetings to further engage with the Company's employee base. During the Board's 2024 visit to Brazil, the Board met with agency businesses, including participants of the Future Black Leaders programme to hear directly on subjects that matter to them.

Agendas for WAP meetings are set by WAP members, views and insights from the various forums are shared directly with the Board, and the Board's feedback on how the insights have informed decision-making is presented back.

CONFLICTS OF INTEREST
In line with their statutory duties, our Directors must: report any changes to their commitments to the Committee; immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation; and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company's Articles of Association. A Conflicts of Interest Register is also reviewed periodically, which sets out any actual or potential conflict of interest situations which a Director has disclosed to the Board and any practical steps to be taken to avoid conflict situations. When reviewing conflict authorisations, the Board considers any other appointments held by the Director as well as any applicable findings of the Board performance review. During the year, no actual conflicts were identified.

The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors, and of the Chair, do not conflict with their duties and commitments as Directors of the Company.

TERMS OF REFERENCE
The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 4 February 2025.

A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance

BOARD DIVERSITY POLICY

The Committee reviews the Board Diversity Policy (the 'Policy') in accordance with the UK Corporate Governance Code on an annual basis and makes recommendations to the Board where it identifies changes that can be made to further contribute to improving the diversity of the Board and Board committees. In February 2025, the Committee considered and reviewed progress made against the Policy.

The aims of the Policy and an update against meeting each of them are set out below, which continue to be in line with or exceed the recommendations of the FTSE Women Leaders Review and Parker Review. The Company aims to maintain the balance set out in the Policy as a minimum and our wider ambition is to reach parity on Board gender diversity and at least maintain ethnic diversity.

A copy of the Board Diversity Policy is available on the Company's website at wpp.com/investors/corporate-governance

BOARD DIVERSITY, AS AT 28 MARCH 2025

BOARD DIVERSITY POLICY	DIVERSITY POSITION[1]	STATUS
To maintain a minimum of 40% female share of Board Directors	As at the date of this report, women represent 42% of the Board	✓
To maintain a minimum of 10% share of Board Directors from an ethnic minority background (according to categories recommended by the Office for National Statistics)	As at the date of this report, there continues to be two Board Directors from an ethnic minority background, equating to a 16% share	✓
To maintain at least one female in the senior Board positions of Chair, Senior Independent Director, Chief Executive Officer or Chief Financial Officer	As at the date of this report, two senior Board members are women	✓

1 Further information on Board composition and diversity can be found on pages 103 and 104

BOARD AND EXECUTIVE LEADERSHIP DIVERSITY[2], AS AT 31 DECEMBER 2024

GENDER

	Our Board			Executive Committee	
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	8	62%	2	10	59%
Women	5	38%[3]	2	7	41%
Not specified/prefer not to say	–	–	–	–	–

ETHNIC BACKGROUND

	Our Board			Executive Committee	
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other white (including minority-white groups)	11	84%	4	14	82%
Mixed/multiple ethnic groups	1	8%	–	2	12%
Asian/Asian British	1	8%	–	1	6%
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

2 Disclosure data concerning gender and ethnicity representation is collected directly from all individual Board and Executive Committee members through surveys that are issued for completion annually. The surveys ask individuals to disclose their gender and ethnicity using the options shown in the left-hand columns of the above tables, and therefore include the option not to specify an answer. This data is collated by the company secretarial team and held securely and in accordance with the WPP Fair Processing Notice and the WPP Privacy & Security Charter

3 Women currently represent 42% of the Board, following Roberto Quarta stepping down from the Board with effect from 31 December 2024

AUDIT COMMITTEE REPORT



SANDRINE DUFOUR
CHAIR OF THE AUDIT COMMITTEE

"OVERSEEING PWC'S FIRST AUDIT OF THE COMPANY FORMED A SIGNIFICANT FOCUS FOR THE COMMITTEE DURING THE YEAR"

Committee members
- Sandrine Dufour (Chair)
- Cindy Rose OBE
- Tom Ilube CBE
- Simon Dingemans

The Company Secretary is Secretary to the Committee and attends all meetings.

Regular attendees at the invitation of the Committee include the Chair, Senior Independent Director, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Group Chief Counsel, Group Financial Controller, General Counsel Corporate Risk, Director of Internal Audit, and the external auditor.

The Board has determined that Sandrine Dufour is the Audit Committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans, has recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code ('the Code'). The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended. The Committee has, as a whole, competence relevant to the sectors in which the Company operates.

Key responsibilities
- Monitoring and critically assessing the integrity of financial information provided to shareholders, including the review of significant accounting policies and financial reporting judgements
- Overseeing the appointment, remuneration and independence of the external auditor and the effectiveness of the audit process as a whole
- Reviewing the integrity, adequacy and effectiveness of the Company's internal financial controls and the internal control and risk management systems, including the risk management framework and related compliance activities
- Monitoring the integrity of the Company's ESG disclosures and related assurance
- Assessing and monitoring the principal and emerging risks facing the Company
- Monitoring and reviewing the Company's internal audit function effectiveness and activities

Attendance at Committee meetings during the year can be found on page 103

DEAR SHAREHOLDER

As Chair of the Audit Committee, I am pleased to present this report, which intends to give shareholders a clear overview of the Committee's work in 2024, including on discharging its important oversight role to monitor and critically assess the integrity of the Company's financial reporting and the effectiveness of internal control and risk management systems on which it has reported to the Board.

At the 2024 AGM, shareholders approved the appointment of PricewaterhouseCoopers LLP (PwC) as the Company's new independent auditor commencing with the audit of the Company's 2024 financial year. Overseeing PwC's first audit of the Company formed a significant focus for the Committee during the year. Further details on this process are provided in the following pages of this report.

Philip Jansen joined the Board on 16 September 2024 (succeeding Roberto Quarta as Non-Executive Chair from 1 January 2025) and the Committee spent time with Philip throughout the Chair transition period to provide support, including in respect of PwC's first financial year audit of the Company.

Key considerations in 2024 included:

- Continuing to provide oversight of the financial reporting process and integrity of the financial statements
- Overseeing the completion of audit transition activities and managing PwC's first year audit, including key risks for the 2024 audit
- Overseeing the design and implementation of a new operating model for Security (cyber), Technology Risk & Compliance, and regularly reviewing cyber security risks and capabilities to support vulnerability management
- Monitoring the role, performance and outcomes of the Risk and Controls Group against its objectives, including for the continuous improvement of the control environment
- Preparation for the implementation of the revised 2024 Code
- Considering the identification and review of emerging risks
- Overseeing the integrity of the Company's ESG disclosures
- Ongoing monitoring of the business integrity programme, including oversight of whistleblower reports
- Monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function

Other reviews undertaken in 2024 included:

- Deep dive reports on Internal Controls effectiveness and associated enhancement plans
- Reports on any actual or potential legal proceedings and claims
- Treasury policy, performance and risk management
- Group tax strategy, performance and drivers of the Group effective tax rate
- Reports on data protection and data privacy
- Assessment of fraud risk

At each Committee meeting in 2024, the identification and review of emerging risks have been considered by the Committee. As highlighted in last year's report, certain meetings of the Committee have been partially combined with Sustainability Committee meetings from 2024, to ensure more effective governance and oversight of key sustainability issues and risks and assurance thereof. This change has effectively streamlined the committees' review and assurance processes associated with ESG reporting. The Committee also paid careful attention during the year to regulatory developments, including the UK Government's corporate reporting and audit reform initiatives and preparation for the implementation of the revised 2024 Code.

The Committee oversaw the continued focus on control enhancement during 2024, in addition to the setting of clear control enhancement objectives for 2025 as part of its ongoing and continued development of the Group's controls culture. Further detail is provided on page 113.

During the year, the Committee also oversaw the appointment of senior leadership roles within Finance to strengthen capability and experience. These included external hires for both the Group Financial Controller role with responsibility for external reporting, including compliance with Sarbanes-Oxley Act 2002 requirements, and the Director of Internal Audit. Similarly, the Committee reviewed the implementation of a new operating model for Security (cyber), Technology Risk & Compliance, with the establishment of a Cybersecurity Council, co-chaired by the CIO and CISO, with accountability to the Committee in addition to the WPP Risk Committee. The structure was designed to achieve appropriate governance and optimised coordination of cross-team activities.

The annual Board and Committee performance review assessed the performance of the Committee and I am pleased that this concluded that the Committee operates effectively, whilst also highlighting minor areas for development in 2025. The Board takes reassurance from the quality of the Committee's work and is satisfied that the Committee members bring a wide range and depth of financial and commercial experience and, in addition to those members designated to have recent and relevant financial experience for the purposes of the 2018 Code, Tom Ilube and Cindy Rose bring extensive subject matter and process expertise including on emerging technologies, IT transformation and cyber security, to the Committee's membership.

A new Operating Board was formed by management during the year to provide oversight of various strategic programmes, including: GroupM simplification, the VML and Burson mergers and Finance transformation. I also met privately with the lead audit partner for PwC, in addition to the Director of Internal Audit, to provide opportunities to discuss potential issues and as part of the assessment of their effectiveness.

The sections that follow provide a more detailed explanation of the Committee's work in 2024.

Sandrine Dufour
Chair of the Audit Committee
28 March 2025

AUDIT COMMITTEE REPORT CONTINUED

FINANCIAL REPORTING

The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements.

During the year, the Committee considered management's application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements.

The Committee also reviewed various materials to support the statements in the Annual Report on risk management and internal control and the assessment of the Company's long-term viability.

See page 77 for more details

FAIR, BALANCED AND UNDERSTANDABLE

To support the Board's confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts was prepared, which runs in parallel with the process followed by the external auditor.

The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts to ensure that it met the requirements of the Code, and considered in particular: the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities.

The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2024 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company's position and performance, business model and strategy.

INTERNAL AUDIT

The internal audit team, which reports functionally to the Audit Committee, provides independent assurance over the Company's risk management and internal controls processes via internal audits and the testing programme for the Sarbanes-Oxley Act. The internal audit team has unrestricted access to all Group documentation, premises, functions and employees to enable it to perform its work.

The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management's implementation of recommendations. At least once a year this includes key themes from internal audit's work. This year, those themes included issues relating to policy compliance, procurement and contract and regulatory compliance. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.

The annual internal audit plan includes assurance over the Group's transformation activities, other key projects and initiatives, and audits of key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The internal audit team continues to successfully deliver through a hybrid model of remote auditing supported by international travel where appropriate.

The Committee assesses the work of internal audit on a regular basis and monitors the resourcing and experience within the team. We are satisfied that the scope, extent and effectiveness of internal audit work is appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board has overall responsibility for setting the Company's risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2024, was responsible for monitoring and reviewing the effectiveness of the Company's approach to risk management and the internal control framework.

Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee which reports into the Audit Committee and is supported by risk committees in each network, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company's business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company's four risk modules: governance, culture, appetite and management.

An overview of how our risks are assessed and managed and how these were reviewed to assess the Company's viability can be found on pages 73-77, together with an assessment of the principal risks and uncertainties facing the Company on pages 78-85.

In fulfilling its responsibilities, the Committee received reports from the Risk and Controls Group throughout 2024 to enable evaluation of the control environment and risk management framework. Any necessary matters are highlighted in the Audit Committee Chair's update to Directors at the relevant Board meeting and discussed by the Board.

In January 2024, the FRC announced the publication of the 2024 Code. The Committee, together with the WPP Risk Committee, will oversee and make recommendations to the Board in relation to the changes to Provision 29. The changes will require the Board to make a disclosure relating to the effectiveness of internal controls including a declaration in relation to material internal controls as at year-end, with effect from 1 January 2026. During the year, the Committee oversaw ongoing preparatory work for the implementation of the 2024 Code, including the assessment of those risks to the Company that the Committee feels are within the scope of Provision 29.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Committee carried out in-depth reviews of the Group's internal controls over financial reporting (ICFR), with a focus on monitoring the operating effectiveness of the Group's ICFR framework and compliance with Section 404 of the Sarbanes-Oxley Act.

During 2024, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit and reports from the Risk and Controls Group on the effectiveness of the internal controls and being provided frequent updates of the status of, and reviewing the conclusions of, management's assessment of ICFR. Management's evaluation of ICFR focuses on its assessment of the effectiveness of key financial controls, which include: financial reporting controls; IT access controls; journal controls; reconciliations; management review controls, including business performance reviews; and segregation of duties controls. Management's assessment was based on the internal audit testing plan reviewed by the Committee in early 2024, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Committee reviewed management's assessment of internal control deficiencies reported by management and PwC in 2024, the prioritisation of remediation, management's and PwC's evaluation of the deficiencies that were reported and management's progress during 2024 on its continued focus on remediating outstanding deficiencies. The Committee had a particular focus on revenue recognition and Group accounting areas (see Financial Reporting Critical Accounting Judgements and Estimates, Other areas, on page 116), IT general controls and key business process compensating controls. Management evaluated all internal control deficiencies identified throughout the Group both individually and in the aggregate, and concluded that the Group's ICFR was effective as at 31 December 2024 and reported these conclusions to the Committee. The Committee assessed and challenged management's evaluation, and believes that management's evaluation is appropriate.

Alongside the ongoing ERP deployment and finance shared service optimisation programmes, management continued its focus on controls enhancement. Focus areas in 2024 included the strengthening of senior finance leadership and controls improvement activities resulting from deep-dive reviews conducted by the new Group Financial Controller. Management has set clear control enhancement objectives for 2025 as part of its ongoing and continued development of the Group's controls culture, formalising its continuous improvement activities into a Controllership Enhancement programme. The Committee reviewed management's objectives for this programme and, while noting the progress that has been made during 2024, will monitor progress against these objectives through the course of the year.

AUDIT COMMITTEE REPORT CONTINUED

BUSINESS INTEGRITY

During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns and more information on this can be found on page 75. The Committee received regular updates on the Company's systems and controls for ethical behaviour, which included matters reported on the Company's Right to Speak helpline and investigations and actions undertaken in response.
The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year, the Committee was satisfied that the Company's whistleblower and investigations protocols, and the Right to Speak helpline arrangements, are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 12 March 2025.

A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance

FRC MINIMUM STANDARD

The Company was compliant during the financial year with the FRC's External Audit: Minimum Standard, as issued in May 2023.

See page 115 for details of the Company's Non-Audit Services Policy

EXTERNAL AUDITOR

The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal.

At the 2024 AGM, following the conclusion of a competitive audit contract tender in 2021, shareholders approved the appointment of PwC as the Company's new independent auditor commencing with the audit of the Company's 2024 financial year. In March 2024 monthly Group Audit Steering Committee meetings were initiated to replace the previous Transition Governance Group format, as referenced in last year's report. These meetings throughout the remainder of the year were jointly chaired by WPP and PwC and are designed to track the progress of the audit, providing a mechanism for efficient escalation and resolution of issues and any potential delays.

Given the Company's live finance transformation programmes, the meetings also enabled the auditor to stay aligned with management on any planned changes with potential to impact the 2024 audit. In turn, the Committee was kept up to date by PwC and management on progress throughout the year, with PwC providing updates at all Committee meetings. Key transition activities completed by PwC included:

- Shadowing Deloitte
- Working paper reviews
- Site visits at key components including meetings with local management
- Transition walkthroughs
- Pilots of key audit areas

The Company has complied with the Competition and Markets Authority's Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services, with Giles Hannam holding the role of lead audit partner for PwC since the 2024 audit.

APPOINTMENT OF EXTERNAL AUDITOR AT ANNUAL GENERAL MEETING

The Committee has recommended to the Board, and the Board has approved, that PwC should be reappointed as auditor. Resolutions will be put to the 2025 AGM proposing the reappointment of PwC and to authorise the Audit Committee to determine the auditor's remuneration. PwC's lead audit partner will make himself available at the AGM to answer shareholder questions on the 2024 Annual Report.

EFFECTIVENESS AND INDEPENDENCE OF THE EXTERNAL AUDITOR

The Committee is determined to ensure that the Company receives an effective external audit. In 2024, the Committee evaluated the performance of the external audit through its ongoing review of the external audit process against a backdrop of the 2024 financial year being PwC's first audit of the Company. The Committee also considered feedback on the 2024 audit, through discussions with Committee members and key members of the Company's finance team, which covered:

- Overall quality of the audit
- Independence and objectivity
- Effectiveness of the auditor's challenge and level of scepticism
- Integrity of the firm
- Transparency of reporting to management and the Committee
- Quality of the audit team's leadership
- Skills and experience of the audit team

The Committee also considered:

- A report from PwC confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent
- The Audit Quality Review's 2023/24 Audit Quality Inspection and Supervision Report on PwC and the actions taken by PwC to address the findings in that report

PwC attended all Committee meetings in 2024, met the Committee without executive management present and the Committee Chair regularly meets independently with the audit partners.

Overall, the Committee concluded that:

- It continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence
- PwC possesses the skills, experience and resources required to fulfil its duties, and there was constructive challenge and appropriate scepticism where necessary, such as in challenging management's assumptions. The Committee appreciates in particular PwC's engagement with management in building and timetabling the audit plan for the first financial year as auditor
- The audit for the year ended 31 December 2024 was effective

NON-AUDIT SERVICES

In line with the Company's Non-Audit Services Policy, the Committee ensures that auditor objectivity and independence are safeguarded by reviewing and pre-approving the external auditor's provision of certain non-audit services (including audit-related and other assurance services). The Committee is mindful of the 70% non-audit services fee cap in determining whether to pre-approve such services.

AUDIT/NON-AUDIT FEES
(£m)


2024
44
2
46
2023
40
2
42
2022
37
1
38
Audit fees
Non-audit fees
Total fee

All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, PwC received £44 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by external auditors amounted to fees of £2 million this year, which equated to 5% of the total audit fees paid.

There were no material non-audit services provided by PwC during 2024. The lead audit partner brought to the Committee's attention during the year that PwC had been involved in a prohibited service in 2023, the details of which are set out in the Independent Auditor's Report on pages 188-193. The Committee agreed that this activity did not impact the independence of PwC for the purposes of the audit. Based on the Committee's review of the services provided by PwC and discussion with the lead audit partner, the Committee concluded that neither the nature nor the scale of the non-audit services gave any concerns regarding the objectivity or independence of PwC.

The Committee considered the level of all non-audit services incurred as part of its annual review of PwC's independence set out above and was satisfied that the auditor continued to exercise objectivity and remain independent throughout the period.

AUDIT COMMITTEE REPORT CONTINUED

FINANCIAL REPORTING CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The following critical accounting judgements and estimates in relation to the financial statements were assessed by the Committee and discussed with management and the external auditor, PwC:

AREA OF FOCUS CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES	ACTIONS TAKEN/CONCLUSION
Goodwill impairments Estimates and judgements in relation to goodwill impairment testing	The Committee assessed the appropriateness of the key assumptions used by management in its annual goodwill impairment assessment of AKQA Group, with a particular focus on forecast revenue less pass-through costs and operating margins. The Committee also assessed the approach taken by management to other cash generating units, including Landor. The Committee was satisfied that the assumptions and resulting impairment charge was reasonable and that the associated disclosures are appropriate (see Note 11).
OTHER AREAS	
Headline profit Judgements relating to headline profit measures	The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative measure of performance by excluding items which are considered to be large, unusual and non-recurring which are otherwise included in profit measures determined under IFRS. The Committee was satisfied that the exclusion of the relevant amounts from headline profit measures was reasonable and that the associated disclosures are appropriate, and balanced alongside IFRS profit measures (see pages 196 and 198).
Taxation The estimates and judgements made in respect of uncertain tax position liabilities	The Committee considered the key judgements made by management, including relevant professional advice that may have been received. The Committee considers the level of recognised uncertain tax position liabilities to be reasonable and that the associated disclosures are appropriate (see Note 7).
Provisions The estimates and judgements made in respect of provisions for certain ongoing legal proceedings and claims	The Committee considered the key judgements made by management in respect of certain ongoing legal proceedings and claims including professional advice that may have been received. The Committee considers the level of provisions recognised to be reasonable and that the associated disclosures are appropriate (see Note 20).
Revenue recognition Judgements and estimates in respect of the measurement and recognition of variable consideration	The Committee considered the reasonableness of the key judgements and estimates applied by management in recording certain elements of the Group's revenue, in particular in relation to the measurement and recognition of revenue from arrangements that include significant variable incentive based or rebate related consideration. The Committee was satisfied the measurement and recognition of revenue in respect of these arrangements was appropriate.
Group accounting Review of the group accounting areas and consolidation	The Committee considered management's review of its group accounting and consolidation process, in particular considering the determination of non-controlling interests, intercompany eliminations and hyperinflation accounting. The Committee was satisfied that management's group accounting and consolidation approach for these areas was reasonable.
Going concern The going concern assessment and viability statement	The Committee reviewed and assessed the scenarios modelled by management, including management's downside and stress-testing scenarios, taking account of declines in revenue less pass-through costs compared to 2024. The Committee concurs with the conclusions from management's going concern and viability statement assessments, and that the associated disclosures on page 77 are appropriate.

SUSTAINABILITY COMMITTEE REPORT



KEITH WEED CBE
CHAIR OF THE SUSTAINABILITY COMMITTEE

"WE CONTINUED TO PAY CAREFUL ATTENTION TO DEVELOPING ESG REGULATION"

Committee members
- Keith Weed CBE (Chair)
- Angela Ahrendts DBE
- Jasmine Whitbread
- Dr. Ya-Qin Zhang

Regular attendees include the Chief Executive Officer, Chief Financial Officer, Group Chief Counsel, Chief People Officer, Chief Sustainability Officer and Director of Communications and Corporate Affairs.

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities:
- Understanding the sustainability risks and opportunities for WPP
- Assisting the Board in its oversight of corporate responsibility, sustainability, health and safety and associated reputation matters, taking into account WPP's purpose, strategy and culture
- Assessing the Company's current sustainability footprint, reviewing sustainability targets and commitments and materiality
- Reviewing and considering WPP's Transition Plan, Modern Slavery Statement and sustainability-related policies, including the Environment Policy, for approval by the Board

Attendance at Committee meetings during the year can be found on page 103

DEAR SHAREHOLDER

As the Chair of the Committee, I am pleased to present the Committee's 2024 report.

In 2024, we continued to place increased focus on sustainability for the Board and the Company to ensure we manage our sustainability-related risks and take advantage of opportunities. We monitored sustainability performance as the Company works to deliver on its commitments and meet our environmental, social and governance (ESG) obligations.

Our committee members bring with them a wide range of experience to help navigate this complex landscape, including sustainability expertise in marketing, technology, sustainable business and international development, from senior positions in business and non-governmental organisations.

The Committee received updates on a wide range of topics throughout the year, ranging from progress to simplify non-financial data collection (see 'evolving our reporting' on page 37 of our 2024 Sustainability Report), to initiatives to equip and inspire our people on sustainability, to work on refreshing the environmental and social KPIs linked to the Company's $2.5 billion revolving credit facility (approved by the Board in February 2025). The Committee also reviewed, as we do each year, the Company's climate-related risks and opportunities, sustainability and environment policies, and Modern Slavery Statement.

We continued to pay careful attention to developing ESG regulation. Throughout the year, the Committee received regular updates on WPP's evolving approach to ESG reporting and the Company's roadmap for compliance with enhanced disclosure requirements.

To streamline review and assurance processes, certain meetings of the Committee continued to be partially combined with Audit Committee meetings, as referenced in the Audit Committee Report (from page 110).

ASSESSING MATERIALITY

During the year the Committee, along with the Audit Committee, supported management in conducting WPP's first double materiality assessment, as the Company prepares for the EU's Corporate Sustainability Reporting Directive (CSRD). The outcomes of the assessment are summarised on page 36 of this report.

As we evolve our disclosures to be consistent with the CSRD and other ESG reporting requirements, disclosures identified as non-material through the double materiality assessment are disclosed online in the 2024 ESG Data Book and are no longer included in the 2024 Annual Report and Sustainability Report. Our online Reporting Standards Index provides a summary of the ESG topics and disclosures covered and their location in our 2024 reporting.

Find our 2024 ESG Data Book and Reporting Standards Index at wpp.com/sustainabilityreport2024

SUSTAINABILITY COMMITTEE REPORT CONTINUED

WPP remains committed to ongoing responsible management practices across both material and non-material topics.

DECARBONISATION

The Committee monitored progress towards WPP's carbon reduction targets, as we near the target date for WPP's commitment to reduce Scope 1 and 2 emissions in absolute terms by 84% by 2025. The Planet section on pages 45 and 46 of this report sets out the Company's commitments and performance.

Throughout the year, we supported management in the development of WPP's first formal Transition Plan, which will outline decarbonisation roadmaps across the Company's most material emissions hotspots, summarised on page 45 and in the Planet chapter of our 2024 Sustainability Report.

In 2025, the Company will recalculate baseline carbon emissions and revalidate its carbon reduction targets. This is in line with Science Based Targets initiative (SBTi) guidelines, which require companies to undertake this exercise every five years. The Company will publish its first formal Transition Plan, aligned to the recommendations of the Transition Plan Taskforce, once this review is complete, to ensure the Transition Plan remains relevant across its three-year lifespan.

Monitoring Transition Plan implementation remains a priority for the Committee, and we look forward to continued deep dive reports on progress across the Company.

SUSTAINABILITY TRAINING

The Committee received regular updates on initiatives to build sustainability capability across WPP. In September, WPP launched a new Sustainability Academy – part of the Company's Future Readiness Academies – featuring interactive modules and live masterclasses to help our people tackle sustainability challenges and deliver solutions that help clients address their own sustainability priorities and impacts.

See page 56

HEALTH, SAFETY AND WELLBEING

We assist the Board in oversight of health and safety-related matters. In 2024, in response to employee feedback in our 2023 All In staff survey, the Company continued to prioritise the mental health and wellbeing of our people through targeted awareness campaigns, including Making Space, an initiative which aims to inspire wellbeing, inclusion and creativity. We also enhanced our Employee Assistance Programme, offering 24/7 free confidential counselling and support to every WPP employee (see page 44).

ENGAGEMENT

We continued to support management's engagement strategy on sustainability.

Employee engagement remains a high priority and this report highlights a number of initiatives, from building sustainability knowledge and skills through the Sustainability Academy, to encouraging volunteering (see page 58).

Supply chain engagement plays an important role in delivering meaningful emissions reductions. We continued to monitor WPP's targeted engagement with carbon strategic suppliers, who contribute 56% of the Company's indirect supply chain emissions (see page 45).

Through WPP's first double materiality assessment the Company captured stakeholder perspectives across a range of ESG topics. This will inform WPP's sustainability strategy, investments, engagement and reporting, to focus activity on the topics of greatest importance and relevance to the business and its stakeholders.

TRANSPARENCY

Measuring and monitoring sustainability KPIs is critical to delivering against our sustainability strategy and targets. The Committee continued to monitor sustainability KPIs to ensure that the Company is making progress against its external commitments and effectively managing material sustainability risks and opportunities.

Throughout this report, selected content highlighted with the symbol was subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. In May 2024 PwC presented its third management report to the Committee. In July, following a competitive process, the Committee endorsed PwC's reappointment as independent assurance provider to support WPP's assurance programme from 1 January 2025.

Management provides regular progress updates to the Committee throughout the year on work undertaken to strengthen data quality and the ESG control environment, which in 2024 included training and work to centralise data (see 'our approach to sustainability' on pages 40 and 41).

For details and results of the limited assurance, see wpp.com/sustainabilityreport2024

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 4 February 2025.

A copy of the Committee's terms of reference is available at wpp.com/investors/corporate-governance

I would like to thank the members of the Committee and the management team for their commitment throughout the year, and look forward to continuing our work in 2025.

Keith Weed
Chair of the Sustainability Committee
28 March 2025

COMPENSATION COMMITTEE REPORT



JASMINE WHITBREAD
CHAIR OF THE COMPENSATION COMMITTEE

"THE COMMITTEE'S 2024 COMPENSATION DECISIONS BALANCE THE CHALLENGING BUSINESS ENVIRONMENT AND ITS IMPACT ON FINANCIAL RESULTS WITH THE SIGNIFICANT STRATEGIC PROGRESS ACHIEVED, REFLECTING OUR PAY-FOR-PERFORMANCE PHILOSOPHY"

Committee members
- Jasmine Whitbread (Chair)
- Sandrine Dufour
- Tom Ilube CBE
- Philip Jansen (appointed 16 September 2024)

Attendees
Regular attendees also include the Chief Executive Officer, the Chief Financial Officer, the Chief People Officer, the Global Reward Director and the Committee external advisors.

The Chief Executive Officer, Chief Financial Officer and Chief People Officer are not present when matters relating to their own compensation or contracts are discussed and decided.

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities
- Setting the Compensation Policy and the terms and conditions for the Chair of the Board, Executive Committee and Company Secretary
- Designing and monitoring incentive arrangements including setting targets and assessing performance
- Maintaining an active dialogue with shareholders and ensuring WPP practice aligns with corporate governance standards

Learn more at wpp.com/about/corporate-governance

DEAR SHAREHOLDER

On behalf of the WPP Board, I am pleased to present the Compensation Committee report for the financial year ended 31 December 2024.

In this report, I include my introductory letter, an 'At a Glance' summary of compensation, an overview of the Directors' Compensation Policy ('the Policy') approved by shareholders at the 2023 AGM and the Annual Report on Compensation setting out the implementation of the existing Policy in 2024. The report also sets out the proposed implementation for 2025.

PROGRESS MADE ON INNOVATING TO LEAD STRATEGY

During 2024 WPP's leadership team continued to drive progress on delivering our strategy, Innovating to Lead. WPP Open, our AI-driven operating system for marketing transformation, has differentiated our offering for both existing and prospective clients. WPP's continued investment in this platform will allow our clients and people to further leverage the creative opportunities that AI presents now and in the future. The mergers to create Burson and VML, and the GroupM simplification process, have streamlined our client-facing structure while delivering structural cost savings. Although there remains work to be done, we are now able to deliver a stronger, more integrated offer to our clients.

However, while we delivered improved operating margin and cash conversion during 2024, resulting in a stronger balance sheet, revenues were adversely impacted by the effect of historical client losses, challenging conditions in China and weaker discretionary client spend. We remain confident in our medium-term targets and strategy but also recognise the short-term outlook remains challenging.

WPP has a pay-for-performance philosophy and the Committee believes that the decisions taken with respect to fixed compensation, the annual incentive (STIP) and long-term incentive (EPSP) fairly reflect 2024 financial performance combined with the progress made on WPP's strategy.

APPOINTMENT OF PHILIP JANSEN

As announced in July 2024, Philip Jansen joined the Board on 16 September 2024 as an independent Non-Executive Director and Chair-designate. Following a handover period, he assumed the role of Chair on 1 January 2025, when Roberto Quarta retired. The Committee agreed Philip's annual fees as Chair at £575,000 at the time of his appointment. Further detail is set out on page 136.

COMPENSATION IN 2024

STIP 2024

All the Executive Directors participated in the 2024 STIP. The STIP was based on a combination of financial and non-financial measures aligned to the delivery of the Company strategy and purpose. The financial measures, which determined 75% of the award, were like-for-like headline operating profit growth, headline operating margin improvement and like-for-like revenue less pass-through costs growth.

In considering 2024 actual performance, the Committee agreed immaterial downwards adjustments to operating profit and operating margin outcomes for certain

COMPENSATION COMMITTEE REPORT CONTINUED

variable client incentive-based estimations. As a result of these adjustments the Committee considers that an outcome of 24.38% of the 75% maximum in respect of the financial element of the STIP appropriately reflects the underlying performance of the Company.

See pages 130 for further detail on performance against financial targets

A scorecard was used to assess performance against non-financial measures, which determined the remaining 25% of the award. The scorecard is based on four categories: strategic priorities; client; people and culture; and purpose and reputation.

The Committee considered the non-financial performance under each of the four categories for the CEO, CFO and COO. The Committee determined overall assessments of 15% for Mark Read, 20% for Joanne Wilson and 12.5% for Andrew Scott out of a maximum of 25% were appropriate given the wider business context. This has resulted in a total bonus (as a percentage of the maximum) of 39.38% for Mark Read, 44.38% for Joanne Wilson and 36.88% for Andrew Scott.

Full details of non-financial performance for each Director are included on pages 131 and 132

2022 EPSP AWARDS

The 2022 EPSP awards' three-year performance period ended on 31 December 2024, with performance assessed against three measures: return on invested capital (ROIC); adjusted free cash flow (AFCF); and relative total shareholder return (TSR). Performance was between threshold and maximum for ROIC and AFCF but below the threshold required for relative TSR, resulting in a formulaic vesting of 48.8%. The Committee considered this vesting outcome was an appropriate reflection of performance and made no adjustments to the outcome.

COMPENSATION IN 2025

STIP 2025 PERFORMANCE METRICS

As detailed on page 133, during the year the Committee reviewed the performance measures which will apply for 2025 to ensure continued alignment with our strategy. The Group financial measures, in line with the Policy, will continue to have a 75% weighting. For 2025 the Committee agreed that headline operating margin improvement and revenue less pass-through costs growth were the appropriate financial metrics, with equal weighting given to each. The headline operating growth metric has been removed. The Committee considered that a focus on these two metrics would increase alignment with our strategic goal of delivering profitable growth. The non-financial performance element (25%) will continue to be assessed using a scorecard across the four categories of: strategic priorities; client; people and culture; and purpose and reputation.

JOANNE WILSON STIP OPPORTUNITY

The Committee regularly reviews the compensation arrangements of the Executive Directors to ensure they are appropriately positioned relative to external and internal peers while also being reflective of the specific skills, responsibilities, attributes and contribution to the business of each individual. During 2024, the Committee made the decision to increase the CFO's STIP opportunity to align with that of the CEO in recognition of the wide remit of her role and her impact on the growth and transformation of WPP. Joanne's target and maximum STIP opportunities have therefore been increased from 1 January 2025 to 125% of base salary at target and 250% of base salary at maximum in line with the Policy limits.

EPSP 2025 PERFORMANCE METRICS

The Committee carefully considered the performance metrics and targets for the 2025 EPSP awards. It determined ROIC, AFCF and relative TSR remained the correct measures. Each year in setting the targets the Committee follows a robust process involving consideration of our detailed medium-term financial plans, financial modelling and reference to analyst consensus estimates. The Committee considers the targets set for the 2025 award are appropriately challenging given the wider business context. A comprehensive review of performance metrics will be carried out as part of the Policy review during 2025.

The Committee is also conscious that, subject to regulatory approval, the proposed merger between Omnicom and IPG will have an impact on the sector relative TSR peer group. If the merger successfully completes, the Committee will consider the impact and provide an update in its 2025 report.

DIRECTORS' COMPENSATION POLICY UPDATE

2025 will be last full financial year of our current Policy, as such we will be seeking shareholder approval for a new version of the Policy at our 2026 AGM. During 2025 we will carry out a detailed review of our current Policy and consult with our major shareholders. Our review will focus on ensuring the new policy facilitates the continued delivery of our Innovating to Lead strategy, supporting the retention and recruitment of market-leading talent in an increasingly competitive global market. I look forward to engaging with our major shareholders during this process.

NON-EXECUTIVE DIRECTOR (NED) FEES

During 2024 the Chair and Executive Directors reviewed the fees payable to NEDs. To ensure that the fee structure remained appropriately positioned relative to market and reflected the responsibilities and time commitment of the role, the base fee was increased to £90,000 and the membership fees for the Sustainability and Nomination Committees to £15,000. All changes were effective 1 July 2024. No other changes were made.

WPP SHARE OPTION PLAN RENEWAL

Options under the WPP Share Option Plan (Plan) are awarded to around 50,000 of our employees each year (excluding Executive Directors and other senior leaders who participate in the EPSP or Leadership Plan, see page 140). A resolution will be included at the AGM for renewal of the Plan as it approaches its ten-year expiry. To aid its broad-based operation, this includes the removal of the five per cent dilution limit for our discretionary share schemes, aligning with the recent updates to the Investment Association Principles of Remuneration. The overall ten per cent limit for all our share plans remains in place.

CONCLUSION

Roberto Quarta retired from the Committee and the Board on 31 December 2024 having been a member of the Committee since June 2015. On behalf of the Committee, I would like to thank Roberto for his invaluable support and contributions over this period. I would like to express my appreciation to the ongoing members of the Committee for their continuing dedication and active participation.

I thank the leadership team for the progress it has made in delivering on the strategy during 2024 and its continued focus on ensuring WPP is well positioned for the next phase of our strategy.

Jasmine Whitbread
Chair of the
Compensation Committee
28 March 2025

COMPENSATION AT A GLANCE

2024 COMPENSATION OUTCOMES

The information below summarises the 2024 total compensation received by the CEO, CFO and COO. The CFO, Joanne Wilson, and COO, Andrew Scott, were both appointed during 2023; as a result, prior year data for 2023 reflects compensation received from their respective dates of appointment.[1] The EPSP award vestings for the COO in 2024 and 2023 are in respect of 2022 and 2021 EPSP awards granted prior to his appointment to the Board. The EPSP vestings for the CFO in 2024 and 2023 relate to buy-out awards subject to the same performance conditions as the 2022 and 2021 EPSP awards respectively. Full details of the performance outcomes are set out on pages 130-133.

2024 TOTAL COMPENSATION COMPARED WITH POLICY

(£000)

Mark Read
CEO


£0 £1,000 £2,000 £3,000 £4,000 £5,000 £6,000 £7,000 £8,000 £9,000
2024 Actual Total Compensation
£3,801
2023 Actual Total Compensation
£4,498
Policy Compensation at Target
£5,368
Policy Compensation at Maximum
£8,566

Joanne Wilson
CFO, appointed 27 April 2023


£0 £1,000 £2,000 £3,000 £4,000 £5,000
2024 Actual Total Compensation
£1,850
2023 Actual Total Compensation (part year)
£1,623
Policy Compensation at Target
£2,949
Policy Compensation at Maximum
£4,597

Andrew Scott
COO, appointed 7 September 2023


£0 £1,000 £2,000 £3,000 £4,000 £5,000
2024 Actual Total Compensation
£2,070
2023 Actual Total Compensation (part year)
£1,606
Policy Compensation at Target
£2,890
Policy Compensation at Maximum
£4,505

- Fixed compensation, consisting of base salary, benefits and pension (as set out in the single figure on page 128)
- Short-term incentives (STIP)
- Long-term incentives (EPSP)
- Buy-out awards

Target: 50% of maximum STIP, 60% of maximum EPSP

1 Actual total compensation is from the date of appointment for the CFO and COO

COMPENSATION AT A GLANCE CONTINUED

2024 TOTAL COMPENSATION OUTCOMES SUMMARY

2024 FIXED COMPENSATION

	Mark Read (CEO) £000	Joanne Wilson (CFO) £000	Andrew Scott (COO) £000
Base salary	1,140	750	735
Pension[1]	114	75	73
Benefits	38	32	32

1 Aligned at a maximum of 10% of base salary for all Executive Directors

2024 STIP PERFORMANCE

	WEIGHTING	Below Threshold	Threshold (0% payable)	Actual STIP performance	Target (50% payable)	Actual STIP performance	Maximum (100% payable)	OUTCOME ACHIEVED
Like-for-like headline operating profit growth	25%		0.0%	**1.0%**	4.0%		7.0%	**3.13%**
Headline operating margin improvement	25%		0.0%		0.2%	**0.34%**	0.4%	**21.25%**
Like-for-like revenue less pass-through costs growth	25%	**-1.0%**	0.0%		1.5%		3.0%	**0.00%**
Total financial performance	**75%**							**24.38%**

			Mark Read	Joanne Wilson	Andrew Scott
Non-financial performance	**25%**	See pages 131 and 132 for performance against non-financial measures	15.00%	20.00%	12.50%
Total (%) of maximum	**100%**		**39.38%**	**44.38%**	**36.88%**
Total (%) of base salary			98.45%	88.76%	73.76%
Total amount (£000)			**1,137**	**675**	**550**
Delivery	**60% is delivered in cash; 40% as a share award (ESA) with a two-year deferral period**				

2024 STIP bonus delivery

60% cash	40% shares

Actual STIP performance // Indicates a scale break

2022 EPSP PERFORMANCE

	WEIGHTING	Threshold (20% vesting)	Actual performance	Maximum (100% vesting)	OUTCOME ACHIEVED
Average return on invested capital (ROIC)	⅓	16.5%	**17.8%**	18.5%	**23.6%**
Cumulative adjusted free cash flow (AFCF)	⅓	£2,300m	**£2,855m**	£3,100m	**25.2%**
Relative TSR (common currency)	⅓	Median	**Below threshold**	Upper decile	**0.0%**
Relative TSR (local currency)		Median	**Below threshold**	Upper decile	
Total (% of maximum)	**100%**				**48.8%**

	Mark Read	Joanne Wilson[1]	Andrew Scott
Total amount (£000)	**1,372**	**318**	**680**
Delivery	**The awards are due to vest in March 2025 and will be delivered in shares (net of withholdings for tax and social security) The shares must be retained for a further two years from the end of the performance period**		

1 The award vesting shown for Joanne Wilson is that of an on-hire Buy-out award made in May 2023, the vesting of which was linked to the 2022 EPSP performance metrics

Actual EPSP performance

SHAREHOLDING REQUIREMENT

	Mark Read	Joanne Wilson	Andrew Scott
	Appointed 3 September 2018	Appointed 19 April 2023	Appointed 7 September 2023
Executive Directors are required to build and maintain their shareholding requirements within seven years of appointment. Expectation that shares received on the vesting of share awards (eg EPSP and ESA) will be retained (other than those required to settle tax obligations) until holding requirement met, as was the case in 2024.			
Target levels (% of base salary)	**600%**	**300%**	**300%**
Actual levels (% of base salary) at 31 December 2024[1]	**697%**	**32%**	**966%**
Actual levels (% of base salary) at 31 December 2023[1]	**476%**	**4%**	**736%**

1 The share price used for the calculation is the average share price for the last two months of the relevant financial year

DIRECTORS' COMPENSATION POLICY

The Directors' Compensation Policy ('the Policy') was approved by shareholders at the AGM on 17 May 2023. The table on pages 125 and 126 summarises the Policy and how it will be implemented for 2025. Full details of the Policy can be found at pages 134-142 of the 2022 Annual Report and Accounts.

ALIGNING COMPENSATION WITH STRATEGY

The performance-linked elements of compensation (STIP and EPSP) are aligned to our strategic business priorities and the creation of long-term shareholder value. Performance measures for both the STIP and EPSP are selected to align to our business strategy and include a range of financial and non-financial measures. The Committee regularly reviews the performance measures to ensure continued alignment to the business strategy. Performance measures are aligned to our business KPIs, see page 65 for further details.

OUR STRATEGY – INNOVATING TO LEAD

Our strategy aims to capture the opportunities offered by AI, maximise the potential of creative transformation and deliver faster growth, higher margins and improved cash generation

- Lead through AI, data and technology
- Accelerate growth through the power of creative transformation
- Build world-class, market-leading brands
- Execute efficiently to drive strong financial returns

Underpinned by a disciplined approach to capital allocation

The metrics to be used for the 2025 financial year and their alignment with the different elements of the strategy are summarised in the table below.

SHORT-TERM INCENTIVE PLAN (STIP) – 2025 FINANCIAL YEAR

Measure	Summary	Link to strategic elements
Like-for-like revenue less pass-through costs growth (37.5%)	A key financial KPI. Like-for-like revenue growth excludes the impact of currency and acquisitions	Our aim is to drive revenue growth by leading through AI, data and technology, creative transformation and building our market-leading brands
Headline operating profit margin improvement (37.5%)	This uses the key financial KPI of operating profit margin and measures the improvement in our profit on trading activities	Our aim is to generate improved margins by executing efficiently
Individual strategic objectives (25%)	Individual objectives will be set in the following areas: – Strategic priorities – Client – People and culture – Purpose and reputation	Individual scorecard objectives will be based on role and accountabilities of the Executive Director

LONG-TERM INCENTIVE PLAN (EPSP) – 2025 EPSP AWARDS

Measure	Summary	Link to strategic elements
Return on invested capital (ROIC) (33.3%)	ROIC measures the return (operating profit) made relative to the invested capital over the final financial year of the three-year performance period	Our aim is to grow the business whilst delivering higher margins and executing efficiently
Adjusted free cash flow (AFCF) (33.3%)	AFCF measures the cash the business generates over the three-year performance period	Our aim is to grow the business whilst delivering improved cash generation
Total shareholder return (TSR) (33.3%)	TSR measures the returns received by our shareholders over the three-year performance period relative to those of our FTSE 100 peers and global sector peers	Delivering on our strategy will benefit our shareholders through improved returns

HOW WE WILL IMPLEMENT OUR PROPOSED COMPENSATION POLICY IN 2025

The tables below and overleaf set out how we plan to implement the Policy specifically for 2025.

TIMELINE OF COMPENSATION ELEMENTS


2025
2026
2027
2028
2029
Base salary
Benefits
Pension
STIP
Cash
Deferred shares (Executive Share Award)
EPSP
Performance period
Holding period

FIXED ELEMENTS OF COMPENSATION

Component	Purpose and link to strategy	Operation	Opportunity	Implementation for 2025
Base salary	To maintain package competitiveness	Base salary is typically reviewed annually to align with the wider workforce	Increases for Executives will usually be aligned to the wider workforce which will reflect the performance of the Company, the individual and local economic factors	Mark Read: £1,155,000 Joanne Wilson: £760,000 Andrew Scott: £745,000 Salary levels will be reviewed in 2025 and any increases effective 1 July 2025
Benefits	Provide an annual fixed and non-itemised allowance to enable the Executive to ensure their wellbeing and security	Reviewed periodically by the Committee. Set with reference to the individual concerned and the role they undertake	The maximum fixed annual benefit allowance payable is £50,000 (excluding relocation benefits)	Mark Read: £35,000 Joanne Wilson: £30,000 Andrew Scott: £30,000 Plus taxable expenses related directly to attendance at Board meetings
Pension	To enable provision for retirement benefits	Provided by way of contribution to a defined contribution retirement arrangement, cash allowance or combination of the two	Maximum contribution of 10% of base salary	Mark Read: 10% Joanne Wilson: 10% Andrew Scott: 10%

VARIABLE ELEMENTS OF COMPENSATION

SHORT-TERM INCENTIVE PLAN (STIP)

Purpose and link to strategy	Operation	Opportunity	Performance	Implementation for 2025
To drive the achievement of strategic priorities for the financial year and to motivate, retain and reward executives over the short and medium term. The ESA element of the incentive aligns executives with shareholder interests	Targets are set early in the year. The Committee determines the extent to which these targets have been achieved following the end of the year based on performance and has discretion to adjust the formulaic outcome both upwards and downwards (including to zero) to ensure the performance outcome reflects underlying Company performance and value creation for shareholders At least 40% of the STIP award is delivered in the form of conditional deferred shares (ESA) which will be released after a period of two years STIP awards are subject to the malus and clawback policy as may be amended from time to time	Maximum opportunity of 250% of base salary Dividends will accrue on the ESA during the deferral period	Performance measures and targets are reviewed and set annually to ensure continued strategic alignment Financial measures represent a minimum of 75% of the award; individual strategic or non-financial objectives may represent up to 25% of the award. These might include Company-wide priorities tied to ESG, individual performance goals and/or other individual or Company-wide non-financial objectives	Mark Read: 0-250% Joanne Wilson: 0-250% Andrew Scott: 0-200% The financial measures for 2025 are headline operating margin improvement and revenue less pass-through costs growth Non-financial performance will be measured based on a scorecard including the following metrics: strategic priorities; client; people and culture; and purpose and reputation

DIRECTORS' COMPENSATION POLICY CONTINUED

LONG-TERM INCENTIVE PLAN – EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

Purpose and link to strategy	Operation	Opportunity	Performance	Implementation for 2025
To drive the achievement of long-term strategic priorities, to aid retention and to align Executive Director and shareholder interests over the long term	The EPSP comprises a grant of performance share/nil-cost option awards which will vest subject to the achievement of performance conditions. The Committee has the discretion to adjust the formulaic outcome of the award to ensure that vesting reflects underlying Company performance and value creation for shareholders The EPSP has a performance period of three years, followed by a two-year holding period of the vested shares The EPSP is subject to the malus and clawback policy as may be amended from time to time	Maximum opportunity: 400% of base salary Less than the maximum opportunity may be applied to Executive Directors Dividends will accrue on awards during the performance period	Vesting of the EPSP is subject to the achievement of stretching performance targets Performance measures and targets are reviewed and set annually by the Committee to ensure continued strategic alignment. These may be a mix of market, financial and non-financial measures Threshold performance will produce an award of 20% of the award granted and increase on a sliding scale to 100% for maximum performance achievement	2025 EPSP awards (% of base salary): Mark Read: 390% Joanne Wilson: 300% Andrew Scott: 300% Performance measures for 2025 are ROIC, AFCF and relative TSR

SHAREHOLDING REQUIREMENTS

Purpose and link to strategy	Operation	Requirement	Implementation for 2025
To align the interests of Executive Directors with shareholders	Executive Directors and other members of the senior management team are subject to share ownership requirements which seek to reinforce the WPP principle of alignment of management's interests with those of shareholders Executive Directors are required to hold 100% of their shareholding requirement, or their shareholding at the date of departure, for a period of one year following cessation of employment, reducing to 50% for a second year If an Executive Director fails to achieve the required level of share ownership, the Committee will decide what remedial action or penalty is appropriate. This may involve a reduction in future share awards or requiring the Executive Director to purchase shares in the market to meet the ownership requirements If an Executive Director fails to maintain their shareholding requirement post-employment, this may result in a reduction of outstanding awards	Chief Executive Officer: 600% of base salary; Chief Financial Officer: 300% of base salary. Minimum for any other new Executive Director appointed to the Board: 200% of base salary Executive Directors will be permitted a period of seven years from the date of their appointment to achieve the required level	Mark Read: 600% Joanne Wilson: 300% Andrew Scott: 300%

ANNUAL REPORT ON COMPENSATION

This section of the report sets out details of how the Directors' Compensation Policy was implemented in 2024.

Payments have been made in accordance with the current Directors' Compensation Policy, approved by shareholders at the 2023 AGM. The information included in this section has been audited where stated.

GOVERNANCE IN RELATION TO COMPENSATION

During 2024, there were four scheduled and two unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 103 and the detail of key activities discussed is set out below.

The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 138) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Company's businesses. The terms of reference for the Compensation Committee are available on the Company's website.

ADVISORS TO THE COMPENSATION COMMITTEE

The Committee invites certain individuals to attend meetings, including the Chief Executive Officer, Chief Financial Officer, the Company Secretary, the Chief People Officer (who are not present when matters relating to their own compensation or contracts are discussed and decided) and the Global Reward Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Committee's external advisors.

EXTERNAL ADVISORS

During 2024 the Committee ran a competitive tender process for the appointment of its independent advisor. This process involved the submission of written proposals together with the interview of shortlisted candidates by members of the Committee and members of the Company's management. This resulted in the appointment of Deloitte as independent advisor with effect from November 2024, succeeding WTW.

WTW and then Deloitte, following its appointment in November 2024, advised the Committee during 2024 on all aspects of remuneration for Executive Directors and senior management. As the outgoing external auditor, Deloitte also provided audit services during 2024 as well as services related to tax compliance and advisory. Deloitte was appointed independent advisor to the Committee following completion of the final Group audit in respect of 2023 and the transition to our current external auditors. The Committee is satisfied that no conflict of interest exists or existed in the provision of services and that each respective advisor was objective and independent. WTW and Deloitte are both members of the Remuneration Consultants Group and its Voluntary Code of Conduct of is designed to ensure objective and independent advice is given to committees.

Fees, chargeable on a time and material basis, in respect of advice to the Committee, by WTW and Deloitte for 2024 were £56,448 and £13,500 respectively. WTW and Deloitte attended Committee meetings by invitation. Deloitte does not have any other connection to WPP or its Directors. The Committee also receives external legal advice, where required, to assist it in carrying out its duties.

ACTIVITY DURING THE YEAR

The key activities of the Compensation Committee are set out below. In addition to the specific items outlined, the Committee reviews any compensation matters relating to the Executive Directors and the Executive Committee, as well as all compensation governance matters.

2024 TIMELINE OF KEY EVENTS AND ACTIVITIES

Q1	Q2	Q3	Q4
– Determined performance outcomes for 2019 and 2021 EPSP awards, including whether adjustments would be appropriate – Considered 2023 STIP in the context of performance during the year – Set targets for 2024 STIP and EPSP – Reviewed and approved 2023 Compensation Committee Report	– Reviewed the Executive Directors' base salaries – Reviewed and approved proposed changes to Executive Committee compensation – Received an update on Executive Compensation market practice and landscape	– Received an update on the wider workforce providing an overview of the workforce composition and compensation of employees at WPP – Received a corporate governance update – Agreement of fees for appointment of new Chair of the Board, prior to appointment as Chair-designate – Determined and initiated the tender process for independent advisor to the Committee	– Considered submissions for the independent advisor to the Committee – Received a further update on corporate governance landscape – Considered performance metrics for 2025 STIP and EPSP awards – Reviewed the effectiveness of the operation of the current Directors' Compensation Policy

To learn more, see wpp.com/about/corporate-governance

ANNUAL REPORT ON COMPENSATION CONTINUED

STATEMENT OF SHAREHOLDER VOTING

The result of the shareholder vote at the Company's 2024 AGM in respect of the 2023 Compensation Committee Report and at the 2023 AGM in respect of the Directors' Compensation Policy is set out below:

Voting outcome for 2023 Compensation Committee Report at the 2024 AGM

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	**Number**	**%**	**Number**	**%**	**Number**	**Number**
To approve the Compensation Committee Report	789,002,865	92.88	60,497,656	7.12	849,500,521	90,097,874

Voting outcome for 2023 Directors' Compensation Policy at the 2023 AGM

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	**Number**	**%**	**Number**	**%**	**Number**	**Number**
To approve the Compensation Policy	827,195,868	91.60	75,887,013	8.40%	903,082,881	185,601

2024 COMPENSATION

The decisions made with respect to 2024 compensation were made in line with the 2023 Directors' Compensation Policy, approved by shareholders at the AGM in 2023.

EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

Single total figure of compensation.

						Short-term incentive					
		Base salary £000	Benefits £000	Pension £000	Total fixed £000	Cash £000	Deferred £000	Long-term incentive[2] £000	Total variable £000	Other £000	Total annual compensation £000
Mark Read	**2024**	**1,140**	**38**	**114**	**1,292**	**682**	**455**	**1,372**	**2,509**		**3,801**
	2023	1,103	40	110	1,253	774	515	1,956	3,245		4,498
Joanne Wilson[1]	**2024**	**750**	**32**	**75**	**857**	**405**	**270**	**318**	**993**		**1,850**
	2023	516	25	52	593	287	191	193	671	359[3]	1,623
Andrew Scott[1]	**2024**	**735**	**32**	**73**	**840**	**330**	**220**	**680**	**1,230**		**2,070**
	2023	229	11	23	263	118	79	1,146	1,343		1,606

1 Joanne Wilson joined the Company on 19 April 2023. Andrew Scott was appointed an Executive Director on 7 September 2023. For 2023 their base salary, other fixed elements of compensation and short-term incentive amounts reflect their time in office during that year

2 Long-term incentives include amounts for the 2022 EPSP awards, together with an EPSP buyout award made to Joanne Wilson, whose performance periods all ended on 31 December 2024

3 Joanne Wilson received buy-out awards to compensate for the loss of incentive awards at her previous employer. An EPSP granted as part of the buyout awards (with performance conditions the same as those of the 2022 EPSP awards) which vested in March 2025 shown at an amount of £317,600 is included under 'Long-term incentive' (2023 figures show EPSP buy-out award (with performance conditions the same as the 2021 EPSP awards) which vested in March 2024 £193,253). 'Other' in 2023 includes £358,830 of restricted stock awards granted in that year to compensate for lost incentive opportunity

FIXED ELEMENTS OF COMPENSATION (AUDITED)

BASE SALARY

	Effective date of salary review	Increase made %	Annual base salary from 1 July 2024 £000	Base salary received in 2024 £000
Mark Read	1 July 2024	2.7%	1,155,000	**1,140**
Joanne Wilson	1 July 2024	2.7%	760,000	**750**
Andrew Scott	1 July 2024	2.8%	745,000	**735**

The Executive Directors' base salaries were reviewed in 2024 in line with a salary review which took place throughout the organisation. When reviewing executive salaries in 2024, the Committee took into consideration the external market in the UK as well as the global advertising and media sector; performance in role; time since previous review; and budgeted salary increases across the wider workforce for 2024. The increases agreed by the Committee, outlined in the table above, were in line with the UK annual salary increase budget.

BENEFITS

In addition to the allowance received, the values disclosed include the gross value of taxable expenses related directly to attendance at Board meetings. The expenses for Mark Read, Joanne Wilson and Andrew Scott were £3,582, £2,402,and £1,552 respectively (2023: Mark Read £5,010; Joanne Wilson £1,939 and Andrew Scott £1,958).

	2024 Benefits £000
Mark Read	**38**
Joanne Wilson	**32**
Andrew Scott	**32**

PENSION

Executive Directors' pension provisions are aligned with the wider UK workforce at 10% of base salary. In 2024 Mark Read and Andrew Scott received their pension allowance as a cash payment, Joanne Wilson received hers as a combination of company pension contribution and cash payment.

	Contractual pension (% of base salary)	2024 Pension £000
Mark Read	10	**114**
Joanne Wilson	10	**75**
Andrew Scott	10	**73**

ANNUAL REPORT ON COMPENSATION CONTINUED

SHORT-TERM INCENTIVE (AUDITED)

2024 STIP OUTCOME

	2024 STIP Financial	2024 STIP Individual	2024 STIP Total			2024 STIP Award		
	Actual outcome (%) (out of 75%)	Actual outcome (%) (out of 25%)	Actual outcome (%) (out of 100%)	Maximum bonus (% of base salary)	Actual 2024 STIP (% of base salary)	Total £000	Cash element (60%) £000	Deferred (ESA) element (40%)[1] £000
Mark Read	**24.38**	**15.00**	**39.38**	250	98.45	1,137	**682**	**455**
Joanne Wilson	**24.38**	**20.00**	**44.38**	200	88.76	675	**405**	**270**
Andrew Scott	**24.38**	**12.50**	**36.88**	200	73.76	550	**330**	**220**

1 Executive Share Awards (ESAs) are made over WPP shares and are expected to be granted in early May 2025. They will vest, subject to continued employment, in March 2027

The 2024 STIP amounts earned by the Executive Directors in respect of performance during 2024 are set out above: 40% of the overall pre-tax STIP Award is deferred into an Executive Share Award (ESA) over ordinary shares, these vest two years from the date of deferral, subject to continued employment. The STIP is non-pensionable.

PERFORMANCE AGAINST 2024 FINANCIAL OBJECTIVES (75% OF AWARD)

The financial bonus targets and outcomes for the year are set out in the table below. Performance against all financial objectives is calculated on a 'like-for-like' basis other than headline operating margin, which is calculated on a constant currency basis.

Measure	Weighting (as portion of financial element)	Threshold (0% payable)	Target (50% payable)	Maximum (100% payable)	Actual performance	% of award achieved
Like-for-like headline operating profit growth	1/3	0.0%	4.0%	7.0%	1.0%	3.13%
Headline operating margin improvement	1/3	0.0%	0.2%	0.4%	0.34%	21.25%
Like-for-like revenue less pass-through costs growth	1/3	0.0%	1.5%	3.0%	-1.0%	0.00%
Total achieved (out of 75% maximum)						**24.38%**

The outcomes shown above are after making immaterial downward adjustments to operating profit and operating margin outcomes for certain variable client incentive based estimations agreed by the Committee. These adjustments resulted in a reduction in the outcome of c.6.88pp relative to the performance based on reported headline results. No adjustment was made to the like-for-like revenue less pass-through costs growth measure as the threshold was not met.

PERFORMANCE AGAINST 2024 INDIVIDUAL STRATEGIC OBJECTIVES (25% OF AWARD)

Non-financial performance is assessed using a scorecard of measures with four categories: client; people and culture; purpose and reputation; and strategic priorities. The Committee has assessed performance against these targets holistically, and within the context of the wider business performance, to inform its decision on each Executive Director's non-financial performance and determined an award of 15.0% for Mark Read, 20.0% for Joanne Wilson and 12.5% for Andrew Scott out of a maximum of 25%.

MARK READ – NON-FINANCIAL PERFORMANCE

Category	Area	2024 performance
Strategic priorities	**Lead through AI, data and technology**	– Significant progress on the development of WPP Open. Active monthly users increased to 33,000, which we now measure as a KPI, see page 67 – WPP Open was key in securing several important new business wins and renewals in 2024, for example Amazon and Unilever
	Build world-class market-leading brands	– Continued simplification of WPP with six focused powerful agency networks delivering market-leading solutions for clients collectively accounting for around 92% of revenue less pass-through costs[1] – The mergers to create VML and Burson and the simplification of GroupM delivered £85 million of structural cost savings in 2024, ahead of plan, see page 32
	Accelerate growth	– While like-for-like revenue less pass-through costs fell by 1.0% for the year, revenue less pass-through costs for our top 25 clients grew 2.0% reflecting the strength of our integrated offer. Improving new business performance in the second half of the year including wins from Amazon, Johnson & Johnson, Kimberly-Clark and Unilever
Client	**Client engagement delivery and satisfaction**	– Our likelihood to recommend score from clients reached its highest level of 8.1 in 2024 (2023: 8.0). Our client net promoter score also improved significantly to 31.4 from 27.5 in 2023, see page 26 – Net new business billings for 2024 were flat year-on-year (2023: $4.5 billion) reflecting a challenging start to 2024 which improved during the year **See pages 24-27 for further detail on clients**
People and culture	**Culture of belonging**	– Maintained high levels of female representation at the executive and senior management level with females representing 42%[2] at the Board and executive level (2023: 41%) and 54% at the senior manager level (2023: 53%) (see page 43 for further detail) – Continued to develop initiatives to support a representative and inclusive workforce. Additional details on the composition of our leadership and our inclusion initiatives are on pages 43 and 44
	Employee engagement	– 79,000 responses received to our All In staff engagement survey for 2024. Our employee net promoter score remained neutral, while overall engagement was down slightly (see page 44 for further detail)
Purpose and reputation	**Creative reputation**	– At the 2024 Cannes Lions festival, WPP was named Creative Company of the Year, and Ogilvy was Network of the Year and GroupM was the leading media group. A total of 160 Lions (2023: 165) one Titanium (2023: one), six Grands Prix (2023: five), 27 Gold (2023: 24), 43 Silver (2023: 57) and 83 Bronze (2023: 78)
	Progress on sustainability targets	– Reduced our total Scope 1 and 2 market-based emissions by 26% from 2023 largely driven by an increase in electricity purchased from renewable sources as well as improved energy efficiency in our buildings **See pages 45 and 46 for further detail on our progress against our sustainability goals**
Total achieved (out of 25% maximum)		**15%**

1 Pro forma for the disposal of FGS Global
2 In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the board and executive leadership population (see WPP Sustainability Reporting Criteria 2024)
Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2024. For PwC's 2024 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2024, see wpp.com/sustainabilityreport2024

ANNUAL REPORT ON COMPENSATION CONTINUED

JOANNE WILSON – NON-FINANCIAL PERFORMANCE

Category	Area	2024 performance
Strategic priorities	**Execute efficiently**	– Delivered £85 million of structural cost savings in 2024 ahead of plan. On track to deliver the targeted total savings of £125 million in 2025 – ERP roadmap on track – Improved year-on-year operating cash conversion to 86% (2023: 73%), see page 66 for further information – IT cloud migration on track **Page 32 provides further details on our progress in executing efficiently**
Client	**Engagement on working capital and cash conversion**	– Year-on-year improvement in working capital, reflecting an inflow of £117 million compared with an outflow of £260 million in the prior year
People and culture	**Culture of belonging**	– Continued improvements in building a representative finance community – Employee engagement maintained across the finance and IT communities
Purpose and reputation	**Governance and controls**	– On track to report in compliance with Corporate Sustainability Reporting Directive requirements – Improvements in internal audit process flows
Total achieved (out of 25% maximum)		**20%**

ANDREW SCOTT – NON-FINANCIAL PERFORMANCE

Category	Area	2024 performance
Strategic priorities	**Build world class market-leading brands**	– Continued progress on strategic priorities through the creation of VML and Burson and simplification of GroupM and other business combinations and disposals – Delivered £85 million of structural cost savings in 2024 ahead of plan. On track to deliver the targeted total savings of £125 million in 2025 – Disposal of FGS Global
Client	**Client satisfaction**	– Country leader model continues to be effective with increasing average likelihood to recommend scores in the majority of country leader markets
People and culture	**Culture of belonging**	– Implementation of Inclusion Councils to help build inclusive workspace environments around the world achieved in 90% of country leader markets – Fall in participation rates in All In staff engagement survey and employee net promoter scores in a number of country leader markets
Purpose and reputation	**Creative reputation**	– Cross-agency Creative Councils implemented at target level in 75% of country leader markets to drive focus on creative excellence
	Progress on sustainability targets	– Sustainability training and capability increased in country leader markets through the network of campus green teams and launch of the Sustainability Academy
Total achieved (out of 25% maximum)		**12.5%**

2023 ESAs GRANTED IN 2024 (AUDITED)

The deferred ESA element of the 2023 STIP (which was earned in respect of the 2023 financial year) was granted over ordinary shares in May 2024. The awards are subject to no further performance conditions, other than continued employment, and are expected to vest in March 2026.

	Number of shares awarded	Face value at date of grant[1,2] £000
Mark Read	63,469	**515**
Joanne Wilson	23,519	**191**
Andrew Scott	29,460	**239**[3]

1 Face value is calculated based on the closing share price on the day preceding the date of award
2 The awards were granted on 7 May 2024; the share price immediately preceding the date of award was £8.126
3 As reported in 2023, Andrew Scott's ESA award (£239k) is in respect of the 2023 STIP which was earned partly in respect of his services as a Director (£79k) and partly as a member of ExCo (£160k)

SHORT-TERM INCENTIVE WEIGHTINGS AND MEASURES FOR 2025

The Committee reviewed the performance objectives for 2025 to ensure continued alignment with Company strategy. The Group financial measures, in line with the Policy, will continue to have a 75% weighting. To increase the focus on our strategic goal of driving profitable growth, two financial metrics, headline operating margin improvement and revenue less pass-through costs growth will be used with equal weighting given to each. Non-financial performance (25% weighting) continues to be measured based on a scorecard including the following metrics: client – relating to new business and client satisfaction; people and culture – this will include delivery of our people strategy; purpose and reputation – aligned to the Company's sustainability strategy, the management of governance and controls as well as industry achievements and awards; and strategic priorities – aligned to our strategy, Innovating to Lead.

The Committee is of the view that the specific targets for the STIP are commercially sensitive, and it would be detrimental to the Company to disclose them in advance of, or during, the relevant performance period. To the extent targets are no longer commercially sensitive, they will be disclosed at the end of the relevant performance period in that year's Annual Report, as has been done in previous years.

LONG-TERM INCENTIVES (AUDITED)

VESTING OF 2022-2024 EPSP AWARD

Vesting of the 2022 EPSP award was dependent on performance against three measures, all assessed over a three-year period:

- Average ROIC
- Cumulative AFCF
- WPP's relative TSR, measured in common and local currency, against a custom group of WPP's comparators (Dentsu, Interpublic, Omnicom, Publicis and the FTSE 100 index). Each comparator carries an equal weighting

The performance against ROIC and AFCF was between threshold and maximum for the performance period, resulting in 70.8% vesting for the ROIC element and 75.5% vesting for the AFCF element of the award. The relative TSR was below threshold on both a local and common currency basis for the performance period resulting in zero vesting for the TSR element and a total formulaic vesting of 48.8% for the award.

Performance measure	Weighting	Threshold (20% vesting)	Maximum (100% vesting)	Actual	% of maximum achieved
ROIC	1/3	16.5%	18.5%	17.8%	70.8%
AFCF	1/3	£2,300m	£3,100m	£2,855m	75.5%
Relative TSR (common currency)	1/3	Median	Upper decile	Below threshold	0.00%
Relative TSR (local currency)				Below threshold	
Total vesting (% of maximum)					**48.8%**

	Number of shares awarded	Number of shares awarded vesting	Additional shares in respect of dividend accrual	Total number of shares vesting	Share price on vesting	Value of vested shares[1] £000
Mark Read	384,746	187,756	28,595	216,351	£6.340	**1,372**
Andrew Scott[2]	190,665	93,044	14,170	107,214	£6.340	**680**

1 None of the value vested is attributable to share price appreciation
2 Andrew Scott's 2022 EPSP Award was granted prior to his appointment to the Board

The buy-out EPSP award granted to Joanne Wilson in connection with her recruitment which had performance conditions aligned to the 2022 EPSP award is also due to vest to the same extent as those awards. Page 158 of the 2023 Annual Report provides full details of Joanne Wilson's buy-out awards.

	Number of shares awarded	Number of shares awarded vesting	Additional shares in respect of dividend accrual	Total number of shares vesting	Share price on vesting	Value of vested shares[1] £000
Joanne Wilson	92,041	44,916	4,709	49,625	£6.400	**318**

1 None of the value vested is attributable to share price appreciation

ANNUAL REPORT ON COMPENSATION CONTINUED

GRANTING OF 2024-2026 EPSP AWARDS

In 2024, the Executive Directors were granted awards under the EPSP as approved by shareholders in 2020. Each year prior to the grant of the EPSP awards the Committee carefully considers the performance metrics and targets to be used. The Committee concluded that for the 2024 EPSP awards ROIC, AFCF and relative TSR continued to be appropriate metrics and well aligned to strategy. The targets for each of the metrics for the 2024 EPSP awards were set based on detailed medium-term financial plans and robust modelling, with reference to analyst consensus estimates.

Definition of measure			
ROIC (Return on invested capital)	An average of the year-end ROIC for each of the three years in the performance period calculated as: Headline operating profit/Invested capital Where invested capital = (Opening net assets + closing net assets)/2 + average net debt + average lease liabilities (opening lease liabilities + closing lease liabilities)/2		
AFCF (Adjusted free cash flow)	A cumulative AFCF for each of the three years in the performance period. Adjusted free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), and purchases of property, plant and equipment and purchases of other intangible assets over the course of the performance period.		
Relative TSR (Total shareholder return)	TSR performance will be calculated, both on a common and local currency basis, by reference to two peer groups each carrying equal weighting, as illustrated below:		
	Sector peer group	50% weighting	Dentsu, IPG, Omnicom, Publicis (all peers equally weighted)
	FTSE 100 peer group	50% weighting	Constituents of the FTSE 100 at the start of the performance period, excluding financial services, natural resources and utilities

The table below summarises the awards granted and the performance conditions against which participants will be measured.

Awards granted in 2024	Basis and level of award (% of salary)	Number of shares awarded[1]	Face value at date of grant[2,3] £000
Mark Read	390	617,709	4,387
Joanne Wilson	300	312,588	2,220
Andrew Scott	300	306,251	2,175

1 The awards are granted in the form of nil cost options which are exercisable for the period of three months from the date of vesting
2 Face value is calculated based on the five-day average share price preceding the date of award
3 The awards were granted on 12 March 2024; the five-day average share price preceding the date of award was £7.102

Performance measure	ROIC	AFCF	Relative TSR
Weight	One-third	One-third	One-third
Nature	Average	Cumulative	Relative to peers
Performance zone (threshold to maximum)	17.5%-20.0%	£3,500m-£4,500m	Median to upper decile
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance and increases on a sliding scale basis to 100% vesting at maximum		
Performance period	1 January 2024 to 31 December 2026		
Holding period	1 January 2027 to 31 December 2028		

EPSP MEASURES AND TARGETS FOR 2025

The table below shows the measures and targets against which performance will be assessed for the awards granted in 2025. The metrics and targets for the 2025 EPSP awards were agreed by the Committee prior to grant and were set following a robust target setting process involving consideration of our detailed medium-term financial plans, financial modelling and reference to analyst consensus estimates. The Committee considers the measures and targets set to be appropriate and challenging given the wider business context.

Performance measure	ROIC	AFCF	Relative TSR
Weight	One-third	One-third	One-third
Nature	Final year	Cumulative	Relative to peers
Performance zone (threshold to maximum)	16.75%-19.25%	£3,000m-£4,000m	Median to upper decile
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance and increases on a sliding scale basis to 100% vesting at maximum		
Performance period	1 January 2025 to 31 December 2027		
Holding period	1 January 2028 to 31 December 2029		

ALIGNING PAY AND PERFORMANCE

As set out in the Directors' Compensation Policy, the Committee's objective is to align variable compensation with the key strategic priorities of WPP, maximising the link between pay and performance.

The following graph and table demonstrate the relationship between pay and performance over the last ten years for the CEO. The graph shows WPP's performance against the performance of the FTSE 100 over the ten-year period to 31 December 2024. TSR is rebased to £100 from 1 January 2015 to show the value of a hypothetical £100 holding. The FTSE 100 has been chosen as a comparator as the Company has been a constituent member throughout the period. With respect to 2018, the pay for both the current and previous CEO is included separately.

HISTORICAL TSR PERFORMANCE[1]


(£)
180
160
140
120
100
80
60
40
20
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
£185
£95
WPP
FTSE 100

Source: Datastream

	2015	2016	2017	2018 MSS[3]	2018 MR[3]	2019	2020	2021	2022	2023	**2024**
CEO total compensation (£000)[2]	70,409	48,148	13,930	3,085	965	2,594	1,136	3,799	6,682	4,498	**3,801**
Short-term incentive award against maximum (%)	86	60	0	0	30	55	0	100	89	46	**39**
Long-term incentive award against maximum (%)	100	100	73	33	33	15	5	0	2018: 0 2020: 67	2019: 0 2021: 67	**49**

1 Growth in the value of a hypothetical £100 holding over ten years versus the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one-month average of trading day values
2 Calculated based on the methodology used for disclosing compensation in the single figure of compensation table
3 Sir Martin Sorrell (MSS) left the Company on 14 April 2018; Mark Read (MR) was appointed as Chief Executive Officer from 3 September 2018

ANNUAL REPORT ON COMPENSATION CONTINUED

NON-EXECUTIVE DIRECTORS' FEES

Non-Executive Directors' fees are reviewed annually by the Chair and Executive Directors to ensure the fees remain market-competitive and reflect the responsibilities and time commitment of the role. Following the review in 2024, the base fee was increased to £90,000 and membership fees for the Sustainability, and Nomination and Governance Committees were increased to £15,000 with effect from 1 July 2024. No other changes were made. The fees which have applied during 2024 and those effective on 1 January 2025 are shown in the table below.

The fee for Chair of the Board is set by the Compensation Committee and was reviewed during 2024 in connection with the appointment of the Chair-designate, Philip Jansen.

Roberto Quarta's annual fee remained unchanged at £525,000 until his retirement on 31 December 2024. Following Roberto's retirement, Philip Jansen assumed the position of Chair on 1 January 2025. Philip's annual fee is £575,000.

Effective date	1 January 2025	1 July 2024	1 January 2024
	£000	£000	£000
Chair of the Board	**575**	**525**	525
Non-Executive Director	**90**	**90**	85
Senior Independent Director	**40**	**40**	40
Chair of Audit or Compensation or Sustainability Committee	**40**	**40**	40
Chair of Nomination and Governance Committee[1]	**15**	**15**	15
Member of Audit or Compensation Committee	**20**	**20**	20
Member of Nomination and Governance or Sustainability Committee	**15**	**15**	10

1 The Nomination and Governance Committee was chaired by Roberto Quarta to 31 December 2024, and from 1 January 2025 is chaired by Philip Jansen, as part of their roles as Chair. No additional fees are paid

NON-EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

The single figure table below details the value of fees and taxable benefits received by the Non-Executive Directors during 2024 while they held a position on the Board.

	Fees £000		Benefits[5] £000		Total £000	
	2024	2023	**2024**	2023	**2024**	2023
Philip Jansen, appointed 16 September 2024[1]	**37**	n/a	**1**	n/a	**38**	n/a
Roberto Quarta[2]	**525**	525	**28**	45	**553**	570
Angela Ahrendts[3]	**153**	130	**39**	17	**192**	147
Simon Dingemans	**108**	105	**4**	8	**112**	113
Sandrine Dufour	**148**	145	**7**	3	**155**	148
Tom Ilube	**140**	135	**6**	14	**146**	149
Cindy Rose[4]	**120**	119	**9**	9	**129**	128
Keith Weed	**128**	125	**10**	21	**138**	146
Jasmine Whitbread	**140**	135	**12**	20	**152**	155
Dr. Ya-Qin Zhang	**100**	95	**9**	5	**109**	100

1 Philip Jansen was appointed to the Board on 16 September 2024 and assumed the role of Chair on 1 January 2025 following Roberto Quarta's retirement
2 Roberto Quarta retired from the Board on 31 December 2024
3 Angela Ahrendts was appointed Senior Independent Director on 17 May 2023
4 Cindy Rose stepped down as a member of the Compensation Committee on 17 May 2023 and became a member of the Nomination and Governance Committee on the same date
5 Benefits include expense reimbursements for travel, accommodation and subsistence for attendance at Board meetings during the year and include the grossed-up cost of UK tax and national insurance paid by the Company on behalf of the Directors where applicable

PAYMENTS TO PAST DIRECTORS (AUDITED)

No payments were made to past directors during the financial year.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments were made to directors in connection with loss of office in the financial year.

EXECUTIVE DIRECTORS' INTERESTS (AUDITED) AND SHAREHOLDING REQUIREMENTS

Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2024, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 39,769 shares in the Company (490,646 at 31 December 2023).

						Shareholding requirements		
Director		Total beneficial interest[1]	Shares without performance conditions (unvested)[2]	Share/option awards with performance conditions (unvested)[3]	Total unvested shares	Shareholding requirement as a % of base salary	Actual share ownership as a % of base salary[6]	Commentary on progress
Mark Read	At 31 December 2024	949,752	169,733	1,453,083	1,622,816	600%	697%	Met
	At 21 March 2025[4,5]	1,126,328	63,469	1,782,769	1,846,238			
Joanne Wilson	At 31 December 2024	28,648	42,059	645,274	687,333	300%	32%	To be met by 2030
	At 21 March 2025[4,5]	54,902	42,059	914,850	956,909			
Andrew Scott	At 31 December 2024	849,765	75,267	721,255	796,522	300%	966%	Met
	At 21 March 2025[4,5]	933,262	29,460	885,070	914,530			

1 Beneficial interests in shares include, where relevant, interests of connected persons (as defined in s.96B(2) of the Financial Services and Markets Act 2000)

2 For Mark Read and Andrew Scott, these relate to the 2022 and 2023 Executive Share Awards under the deferred element of the STIP. For Joanne Wilson, these include the 2023 Executive Share Awards together with an unvested buy-out award made in the form of a Restricted Stock award. Additional dividend shares will be due on vesting

3 These relate to the maximum number of shares due on vesting pursuant to outstanding EPSP awards and buy-out awards with performance conditions. All EPSP awards currently held by the Directors have been made in the form of nil cost options which are exercisable for the period of three months following the date of vesting. No vested but unexercised nil cost option EPSP awards were held by the Executive Directors at 31 December 2024 or 21 March 2025. Joanne Wilson's total at 31 December 2024 also includes an unvested buy-out award with performance conditions made in the form of a conditional award of restricted shares. In all cases additional dividend shares will be due on vesting.
In the year Mark Read exercised nil cost options over 276,920 shares, resulting in a gain of £1,955,858 and Andrew Scott exercised nil cost options over 162,304 shares resulting in a gain of £1,146,336. These were both in respect of the 2021 EPSP which vested on 14 March 2024 and was reported in the 2023 Annual Report. The aggregate gain on exercise by the Directors was £3,102,194.

4 Movements to 21 March 2025 reflect the grant of the 2025 EPSP awards, vesting and exercise of the 2022 EPSP awards (see page 133) and vesting of the 2022 ESAs For Joanne Wilson, the buy-out award which vested in March 2025 is also reflected

5 Total beneficial interests calculated at the last practicable date for this Annual Report

6 Actual share ownership as a % of base salary is calculated at 31 December 2024 using the average share price over the two months prior to 31 December 2024

As detailed in the Directors' Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The CEO is required to hold shares to the value of 600%, and the CFO and COO 300%, of base salary. All Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.

As at 31 December 2024, the CEO held shares to the value of 697% of his base salary. At the same date, the CFO held shares to the value of 32% of her base salary; and the COO held shares to the value of 966% of his base salary. This was calculated based on the average share price for the last two months of the year. The CFO joined WPP in April 2023 and no EPSP awards had vested at 31 December 2024. The COO joined WPP in 1999 and has built up his holding of WPP shares over his career.

ANNUAL REPORT ON COMPENSATION CONTINUED

OUTSTANDING SHARE-BASED AWARDS

The table below shows outstanding share-based awards as at 31 December 2024. ESAs (Executive Share Awards) are granted as conditional awards under the WPP Stock Plan 2018. This is the share component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (granted under the Executive Performance Share Plan) are subject to performance measures over the period stated below and are made in the form of nil cost options with an exercise period of three months from the vesting date. Dividend shares will accrue on these awards. At 31 December 2024 Joanne Wilson still held two unvested buy-out awards which were made to compensate for the forfeiture of incentive awards from her previous employer (see page 158 of the 2023 Annual Report for further details).

	Award type	Grant date	Performance period	Share price on grant date	No. of shares granted	Vesting date
Mark Read	ESA	04.05.23	n/a	£9.014	106,264	10.03.2025
		07.05.24	n/a	£8.126	63,469	10.03.2026
	EPSP	25.03.22	01.01.22–31.12.24	£10.542	384,746	15.03.2025
		23.03.23	01.01.23–31.12.25	£9.3608	450,628	15.03.2026
		12.03.24	01.01.24–31.12.26	£7.102	617,709	15.03.2027
Joanne Wilson	ESA	07.05.24	n/a	£8.126	23,519	10.03.2026
	EPSP	04.05.23	01.01.23–31.12.25	£9.2252	240,645	15.03.2026
		12.03.24	01.01.24–31.12.26	£7.102	312,588	15.03.2027
	Contractual awards[1]	07.12.23	n/a	£7.272	18,540	02.12.2025
		04.05.23	01.01.22–31.12.24	£9.2252	92,041	10.03.2025
Andrew Scott[2]	ESA	04.05.23	n/a	£9.014	45,807	10.03.2025
		07.05.24	n/a	£8.126	29,460	10.03.2026
	EPSP	25.03.22	01.01.22–31.12.24	£10.542	190,665	15.03.2025
		23.03.23	01.01.23–31.12.25	£9.3608	224,339	15.03.2026
		12.03.24	01.01.24–31.12.26	£7.102	306,251	15.03.2027

1 For contractual awards with no performance conditions, the share price on date of grant is the closing share price on the immediately preceding dealing day (consistent with that used for ESA awards). For contractual awards with performance conditions, the share price at the date of grant is the average closing price for the five immediately preceding dealing days, consistent with that used for EPSP awards

2 Andrew Scott's outstanding 2022 ESA (granted 4 May 2023) and 2022 and 2023 EPSP awards were granted prior to his appointment as an Executive Director and as such are subject to the terms and conditions in place at that time

NON-EXECUTIVE DIRECTORS' INTERESTS (AUDITED)

Non-Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2024[1]	Total interests at 21 March 2025[2]
Philip Jansen, appointed 16 September 2024	–	–
Roberto Quarta, retired 31 December 2024	87,500	n/a
Angela Ahrendts	12,571	12,571
Simon Dingemans	10,000	10,000
Sandrine Dufour	15,000	15,000
Tom Ilube	8,335	8,335
Cindy Rose	8,000	8,000
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	10,000	10,000

1 Or at date of retirement if retired during the year

2 Total interests calculated at the last practicable date for this Annual Report or at date of retirement

COMPENSATION IN THE WIDER CONTEXT

When setting the Directors' Compensation Policy and making decisions in relation to executive compensation, the Compensation Committee considers the wider workforce and the broader compensation context.

The Committee is also regularly updated on employee compensation matters for the broader workforce and uses this to inform decisions it makes in relation to Executive Director and Executive Committee compensation. In addition, these updates highlight specific factors impacting a particular country or region, including, for example, increased inflation, and the resulting actions taken. This may include making more funds available for annual salary review budgets in areas of high inflation, and a focus on the importance of wider programmes to support our people in areas such as financial education and mental wellbeing.

The table below illustrates how our compensation principles cascade through the organisation.

FIXED

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.14	c.1,100	c.110,000
Base salary	WPP aims to provide market-competitive base salaries throughout the organisation which help support the recruitment and retention of individual employees. Salaries are generally reviewed annually			
Benefits	Market-competitive levels of benefits are provided to employees typically including health and wellness programmes and life assurance. The benefits offering within countries continues to be harmonised across WPP. Benefits vary country to country and are informed by local market practice and requirements			
Pension	WPP operates globally and provides the opportunity to save for retirement where feasible and market appropriate			

VARIABLE – SHORT-TERM INCENTIVE PLAN (STIP)

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.14	c.1,100	c.110,000
Short-term incentive plan (STIP) *(Annual Group-wide incentive plan designed to reward performance over the financial year)*	The STIP arrangements in which the Executive Directors participate cascade through the organisation as set out below. It is designed to be market-competitive and incentivise participants over the short term			
	All STIP awards are subject to target and maximum amounts (generally as percentages of base salary). Amounts awarded are discretionary and based on performance in the financial year			
	Based on corporate and individual performance over the one-year performance period (financial year).			
	The Executive Directors' STIP outcomes for a financial year are dependent on the achievement of: – WPP financial performance conditions (75%); and – Non-financial individual strategic objectives (25%) – 40% of any STIP award is automatically deferred into an ESA for two years	Executive Committee members share the same WPP financial performance conditions as the Executive Directors as well as non-financial individual objectives Individual agency financial metrics are included where appropriate As for Executive Directors, a proportion of the STIP award (typically 40%) is automatically deferred into an ESA for two years	Most individuals at these levels are eligible to participate in the STIP. Different financial metrics may apply which may be tailored to agency or function. The overall level of award against target is typically more weighted towards individual performance and contribution At the most senior levels, a proportion of the total STIP award (typically 40%) will be automatically deferred into an ESA for two years	Other employees may be eligible to participate in the STIP; this is generally dependent on their position and level and market practice. The overall level of award against target is generally based on individual performance and contribution during the financial year STIP awards made at this level are delivered in cash. Employees in the wider workforce not eligible for the STIP may participate in other discretionary, local cash-based bonus arrangements

ANNUAL REPORT ON COMPENSATION CONTINUED

VARIABLE – LONG-TERM INCENTIVE PLANS

<table>
<tr><th>Element of reward</th><th>Executive Directors</th><th>Executive Committee</th><th>Senior management & key leaders</th><th>Other employees</th></tr>
<tr><td>Number of people</td><td>3</td><td>c.14</td><td>c.1,100</td><td>c.110,000</td></tr>
<tr><td rowspan="3">Executive Performance Share Plan (EPSP)
(A performance-related share plan where awards are typically made annually and vest subject to performance and employment three years later)</td><td colspan="4">The EPSP in which the Executive Directors participate cascades through the organisation as set out below and is designed to attract, retain and incentivise key senior executives over the longer term and align their interests with shareholders. A total of c.80 individuals received EPSP awards in 2024. The corporate performance conditions, performance period and performance targets are consistent for all participants in the EPSP. Levels of award are discretionary and based on role responsibilities</td></tr>
<tr><td colspan="4">Level of vesting based on actual corporate performance against targets at the end of the three-year performance period.</td></tr>
<tr><td>Eligible for EPSP. For Executive Directors, a further two-year holding period applies after the vesting date</td><td>Eligible for EPSP</td><td>Certain senior management and key leaders are eligible for EPSP. Typically, such employees are not eligible to participate in any other discretionary share plans operated by WPP</td><td>Not eligible</td></tr>
<tr><td rowspan="2">Leadership Award Plan
(A conditional share plan where awards vest subject to continued employment three years following grant)</td><td colspan="4">To attract and retain key executives over the longer term and align their interests with shareholders. Leadership Awards are made as set out below. During 2024 awards were made to c.1,800 executives. Levels of award are based on role responsibilities and are discretionary. Leadership awards are granted under the WPP Stock Plan 2018 (WSP); the WSP is also used to grant the deferred share element (ESA) of the STIP (see above), and on-hire and buy-out awards.</td></tr>
<tr><td>Ineligible</td><td>Ineligible</td><td>Certain senior management and key leaders may be eligible to receive Leadership Awards under this plan if they are not eligible for EPSP</td><td>Certain key employees within the wider workforce are also eligible to receive Leadership Awards</td></tr>
<tr><td rowspan="2">WPP Share Option Plan
(A market-value share option plan where options may be exercised three years after grant subject to continued employment)</td><td colspan="4">To provide all employees not eligible for EPSP or Leadership Awards with a risk-free opportunity to share in the success of WPP Options are granted under the WPP Share Option Plan 2015</td></tr>
<tr><td>Ineligible</td><td>Ineligible</td><td>Ineligible</td><td>Most employees not eligible to receive EPSP or Leadership Awards are eligible for option grants. Grants are made to all eligible employees; typically around 50,000 employees annually receive an option grant. Individual awards are over 100 or 125 shares dependent on location. During 2024, options were granted to c.54,000 employees</td></tr>
</table>

RELATIVE IMPORTANCE OF SPEND ON PAY

The following table sets out the percentage change in total staff costs, headcount and dividends, share repurchases and buybacks.

	2024	2023	% change
Total staff costs (continuing operations)	**£7,761m**	£8,137m	(4.6)
Headcount – average over year	**111,281**	114,732	(3.0)
Equity dividends paid	**£425m**	£423m	0.4
Shares purchased by ESOP trusts	**£82m**	£54m	51.9

ANNUAL PERCENTAGE CHANGE IN COMPENSATION OF DIRECTORS AND EMPLOYEES

The table below shows the annual change in each individual Director's pay for 2024 compared to 2023. Since WPP plc, the statutory entity for which this disclosure is required, does not have any employees, the table includes a voluntary disclosure of the annual average change for employees of the UK head office.

Mark Read, Joanne Wilson and Andrew Scott received salary increases of between 2.7% and 2.8%, effective from 1 July 2024 (see page 129 for further detail).

Directors' benefits include the gross value of taxable expenses that directly relate to attendance at Board meetings, some of which are held in WPP key locations outside the UK. Variations in the locations of Board meetings year-to-year can lead to changes in Directors' benefit amounts. For most Non-Executive Directors, the absolute amounts of benefits provided are relatively modest and small changes in amounts year-to-year can lead to significant percentage change movements (see page 136 for further detail).

Year-on-year change in pay

	2023-2024			2022-2023			2021-2022			2020-2021			2019-2020		
	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[2]	Base salary/ Fees % change	Benefits % change	Annual bonus % change
Executive Directors															
Mark Read[3]	3.4	(5.0)	(11.8)	4.0	11.1	(46.2)	4.7	(2.9)	(7.9)	11.3	4.0	–	(6.7)	0.0	(100)
Joanne Wilson[4]	45.3	28.0	41.2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Andrew Scott[4]	221.0	190.0	179.2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Executive Directors															
Philip Jansen[5]	n/a	n/a		n/a	n/a		n/a	n/a		n/a	n/a		n/a	n/a	
Roberto Quarta	0.0	(37.8)		0.0	40.6		0.0	(3.0)		7.1	19.6		(2.0)	(51.9)	
Angela Ahrendts[5]	17.7	129.4		26.2	(59.5)		8.4	4,100.0		131.2	n/a		n/a	n/a	
Simon Dingemans[5]	2.9	(50.0)	Non-Executive Directors do not receive variable compensation	8.2	33.3	Non-Executive Directors do not receive variable compensation	n/a	n/a	Non-Executive Directors do not receive variable compensation	n/a	n/a	Non-Executive Directors do not receive variable compensation	n/a	n/a	Non-Executive Directors do not receive variable compensation
Sandrine Dufour[5]	2.1	133.3		3.6	(50.0)		12.0	–		40.1	(48.4)		n/a	n/a	
Tom Ilube[5]	3.7	(57.1)		0.0	100.0		1.5	40.0		554.5	429.6		n/a	n/a	
Cindy Rose	0.8	0.0		(4.8)	80.0		1.6	(16.7)		25.6	21.5		24.1	113.8	
Keith Weed	2.4	(52.4)		0.0	200.0		9.6	(12.5)		22.2	40.2		447.1	820.9	
Jasmine Whitbread	3.7	(40.0)		0.0	300.0		0.0	(16.7)		14.5	21.6		218.9	1,318.1	
Dr. Ya-Qin Zhang[5]	5.3	80.0		2.1	(75.0)		9.4	–		n/a	n/a		n/a	n/a	
Average UK head office employees[6]	**3.32%**	**0.0%**	**(18.66%)**	4.0%	0.0%	(21.8%)	6.0%	0.0%	316.3%	2.5%	0.0%	(49.5)%	1.2%	0.0%	23.6%

1 The annual percentage change in bonus is calculated by reference to the bonus payable in respect of that financial year compared to the immediately preceding financial year for Executive Directors, and by reference to cash bonus payments received during that financial year in comparison to those received in the immediately preceding financial year for the UK head office employees. Non-Executive Directors do not receive variable compensation

2 As the Executives did not receive a bonus in respect of the financial year ended 31 December 2020, it is not possible to calculate a percentage change between 2020 and 2021

3 In 2024 Mark Read received an annual salary increase of 2.7%, and in both 2023 and 2022 a 4% annual increase. He took a voluntary 20% salary reduction for a period of four months in 2020 as part of cost-reduction targets implemented during Covid-19; this, together with a salary increase after three years, explains the changes shown between 2020 and 2021.

4 Joanne Wilson and Andrew Scott were appointed to the Board on 19 April 2023 and 7 September 2023 respectively. The % changes from 2023 to 2024 appear high as a full financial year (2024) is compared with a base year (2023) in which they were in office for part of the year only

5 Angela Ahrendts, Sandrine Dufour, Tom Ilube, Dr. Ya-Qin Zhang, Simon Dingemans and Philip Jansen were appointed to the Board on 1 July 2020, 3 February 2020, 5 October 2020, 1 January 2021, 31 January 2022 and 16 September 2024 respectively

6 Based on full-time equivalent comparisons. Average is calculated by reference to the median percentage change. Due to the timing of annual bonus payments, the change in average employee annual bonus of -18.66% reflects the change between the bonus paid in respect of 2023 performance (paid in 2024) and 2022 performance (paid in 2023) and is therefore not directly comparable to Executive Director bonus awards made in respect of 2024 performance (paid in 2025) and 2023 performance (paid in 2024)

ANNUAL REPORT ON COMPENSATION CONTINUED

CEO PAY RATIO

The ratios shown in the table below compare the total compensation of the CEO (as shown in the single figure table on page 128) to the compensation of the median UK employee and those at the lower and upper quartile.

Year		Methodology used	25th percentile pay ratio	50th percentile pay ratio	75th percentile pay ratio
2024	Total compensation	Option B	**93:1**	**53:1**	**36:1**
2023	Total compensation	Option B	108:1	70:1	49:1
2022	Total compensation	Option B	154:1	118:1	81:1
2021	Total compensation	Option B	101:1	79:1	55:1
2020	Total compensation	Option B	36:1	24:1	15:1
2019	Total compensation	Option B	79:1	55:1	34:1

The pay ratio reflects how the structure and approach to compensation changes with increased seniority and accountability within the Group and is therefore consistent with reward and progression policies. The CEO's pay is significantly weighted towards performance-related pay with a focus on aligning with long-term performance and the interests of shareholders. Movements in the pay ratio year-on-year reflect WPP's pay-for-performance philosophy and are linked to the overall performance of the Company. At the 25th, 50th and 75th percentile employee level, variable compensation carries a much smaller weighting.

The salary and total pay and benefits for the 25th, 50th and 75th percentile employees are shown in the table below:

Year		Methodology used	25th percentile	50th percentile	75th percentile
2024	**Salary**	**Option B**	**£34,667**	**£60,667**	**£91,186**
	Total pay and benefits	**Option B**	**£40,831**	**£71,587**	**£105,638**
2023	Salary	Option B	£39,233	£58,053	£82,667
	Total pay and benefits	Option B	£41,587	£64,234	£92,627
2022	Salary	Option B	£39,292	£51,985	£74,250
	Total pay and benefits	Option B	£43,417	£56,460	£82,551
2021	Salary	Option B	£32,067	£44,250	£61,500
	Total pay and benefits	Option B	£37,606	£48,293	£68,583
2020	Salary	Option B	£30,000	£45,000	£71,000
	Total pay and benefits	Option B	£31,800	£46,800	£73,840
2019	Salary	Option B	£31,000	£44,739	£70,000
	Total pay and benefits	Option B	£32,636	£46,975	£77,416

The methodology used to identify the employees at each quartile is Option B (using the gender pay gap information to identify three employees as the best equivalents of the 25th, 50th and 75th percentile employees). This is consistent with the approach in previous years and is considered the most appropriate method to use to determine the CEO pay ratio. We believe this approach provides accurate information and representation of the ratios. The latest data collected as part of gender pay reporting was used, with a snapshot date of 5 April 2024. The ratio has been computed taking into account the pay and benefits of over 11,500 UK employees, other than the role of the CEO. Where an employee works part-time, fixed pay, benefits and any variable pay were adjusted, where appropriate, to reflect full-time equivalent compensation. The 25th, 50th and 75th percentile employees were determined based on this adjusted data and are considered to be representative. Total pay and benefits for the 2024 financial year (12 months to 31 December 2024) for each of the 25th, 50th and 75th percentile employees was then calculated as at 31 December 2024 using the single-figure table methodology in order to provide a meaningful comparison with the CEO. We are satisfied that the median pay ratio is consistent with the compensation policies for our UK workforce taken as a whole and our objective of delivering market-competitive pay for each role.

SHARE INCENTIVE DILUTION FOR 2015 TO 2024

The share incentive dilution level, measured on a ten-year rolling basis, was at 4.1% at 31 December 2024 (2023: 3.6%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Jasmine Whitbread
Chair of the Compensation Committee
on behalf of the Board of Directors of WPP plc
28 March 2025

STATEMENT OF DIRECTORS' RESPONSIBILITIES

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF FINANCIAL STATEMENTS

The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The Directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2024. Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to:

- Properly select and apply accounting policies
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- Provide additional disclosures, when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
- Make an assessment of the Company's ability to continue as a going concern

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' Compensation Report.

The Directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The Directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he or she ought to have taken, as a Director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

In accordance with the principles of the UK Corporate Governance Code, the Board has established arrangements to evaluate whether the information presented in the Annual Report is fair, balanced and understandable; these are described on page 112.

The Board considers the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

The letters from the Chairs of the Sustainability, Nomination and Governance, Audit and Compensation committees, the statements regarding Directors' responsibilities and statement of going concern set out above and the Directors' remuneration and interests in the share capital of the Company are included in the Directors' report, which also includes the Strategic Report and Corporate Governance sections.

By Order of the Board

Balbir Kelly-Bisla
Company Secretary
28 March 2025

FINANCIAL STATEMENTS

In this section





CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2024

	Notes	**2024 £m**	2023 £m	2022 £m
Revenue	2	**14,741**	14,845	14,429
Costs of services	3	**(12,290)**	(12,326)	(11,890)
Gross profit		**2,451**	2,519	2,539
General and administrative costs	3	**(1,126)**	(1,988)	(1,181)
Operating profit		**1,325**	531	1,358
Earnings/(losses) from associates	4	**36**	70	(60)
Profit before interest and taxation		**1,361**	601	1,298
Finance and investment income	6	**137**	127	145
Finance costs	6	**(417)**	(389)	(359)
Revaluation and retranslation of financial instruments	6	**(50)**	7	76
Profit before taxation		**1,031**	346	1,160
Taxation	7	**(402)**	(149)	(385)
Profit for the year		**629**	197	775

Attributable to:				
Equity holders of the parent		**542**	110	683
Non-controlling interests		**87**	87	92
		629	197	775

Earnings per share:				
Basic earnings per ordinary share	8	**50.3p**	10.3p	62.2p
Diluted earnings per ordinary share	8	**49.4p**	10.1p	61.2p

Note

The accompanying notes form an integral part of this consolidated income statement

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2024

	2024 £m	2023 £m	2022 £m
Profit for the year	**629**	197	775
Items that may be reclassified subsequently to profit or loss			
Foreign exchange differences on translation of foreign operations	**(72)**	(427)	424
(Loss)/gain on net investment hedges	**(3)**	108	(141)
Cash flow hedges:			
Fair value (loss)/gain arising on hedging instruments	**(35)**	(43)	38
Amounts reclassified to profit or loss	**58**	44	(38)
Costs of hedging[1]	**(8)**	–	–
Share of other comprehensive (loss)/income of associates	**–**	(1)	51
	(60)	(319)	334
Items that will not be reclassified subsequently to profit or loss			
Movements on equity investments held at fair value through other comprehensive income	**(7)**	(3)	(22)
Actuarial gain/(loss) on defined benefit pension plans	**3**	(9)	16
Deferred tax on defined benefit pension plans	**2**	2	(7)
	(2)	(10)	(13)
Other comprehensive (loss)/income for the year	**(62)**	(329)	321
Total comprehensive income/(loss) for the year	**567**	(132)	1,096

Attributable to:			
Equity holders of the parent	**482**	(196)	988
Non-controlling interests	**85**	64	108
	567	(132)	1,096

Notes

The accompanying notes form an integral part of this consolidated statement of comprehensive income

1 During 2024, WPP entered into hedging arrangements for which the foreign currency basis within the hedging instrument was excluded from the hedge designation, and identified as a cost of hedging, as permitted by IFRS

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2024

	Notes	2024 £m	2023 £m	2022 £m
Net cash inflow from operating activities[1]	9	**1,408**	1,238	701
Investing activities				
Acquisitions[1]	9	**(153)**	(267)	(236)
Disposals of investments and subsidiaries[2]	9	**553**	99	38
Proceeds from loans on disposal of subsidiaries	28	**93**	–	–
Purchases of property, plant and equipment		**(189)**	(177)	(209)
Purchases of intangible assets		**(47)**	(40)	(15)
Proceeds on disposal of property, plant and equipment		**21**	5	13
Net cash inflow/(outflow) from investing activities		**278**	(380)	(409)
Financing activities				
Principal elements of lease payments		**(282)**	(259)	(310)
Share option proceeds		**2**	1	1
Cash consideration received from non-controlling interests	9	**–**	46	–
Cash consideration for purchase of non-controlling interests	9	**(87)**	(16)	(84)
Share repurchases and buybacks	9	**(82)**	(54)	(862)
Proceeds from borrowings		**1,060**	1,053	–
Repayment of borrowings		**(1,087)**	(1,102)	(221)
Repayment of borrowing related derivatives[3]		**(14)**	(46)	–
Financing and share issue costs		**(7)**	(3)	–
Equity dividends paid		**(425)**	(423)	(365)
Dividends paid to non-controlling interests in subsidiary undertakings		**(67)**	(101)	(70)
Net cash outflow from financing activities		**(989)**	(904)	(1,911)
Net increase/(decrease) in cash and cash equivalents		**697**	(46)	(1,619)
Foreign exchange translation of cash and cash equivalents		**(90)**	(80)	64
Cash and cash equivalents at beginning of year		**1,860**	1,986	3,541
Cash and cash equivalents at end of year	18	**2,467**	1,860	1,986

Notes

The accompanying notes form an integral part of this consolidated cash flow statement

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities

2 Disposals of investments and subsidiaries represents consideration received less cash and cash equivalents disposed

3 Repayment of borrowing related derivatives was previously presented within Repayment of borrowings

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2024

	Notes	2024 £m	2023 £m
Non-current assets			
Goodwill	11	**7,610**	8,389
Other intangible assets	11	**737**	850
Property, plant and equipment	12	**909**	828
Right-of-use assets	10	**1,385**	1,382
Interests in associates	13	**253**	287
Other investments	13	**398**	333
Deferred tax assets	14	**323**	324
Corporate income tax recoverable		**59**	77
Trade and other receivables	15	**174**	209
		11,848	12,679
Current assets			
Corporate income tax recoverable		**113**	115
Trade and other receivables	15	**7,722**	8,460
Accrued income and unbilled media		**3,188**	3,151
Cash and cash equivalents	18	**2,638**	2,218
		13,661	13,944
Current liabilities			
Trade and other payables	16	**(13,056)**	(13,323)
Deferred income and customer advances		**(1,160)**	(1,319)
Corporate income tax payable		**(333)**	(370)
Lease liabilities	10	**(240)**	(292)
Borrowings	19	**(584)**	(946)
Provisions for liabilities and charges[1]	20	**(143)**	(55)
		(15,516)	(16,305)
Net current liabilities		**(1,855)**	(2,361)
Non-current liabilities			
Borrowings	19	**(3,744)**	(3,775)
Trade and other payables	17	**(229)**	(283)
Deferred tax liabilities	14	**(142)**	(179)
Employee benefit obligations	22	**(132)**	(136)
Provisions for liabilities and charges[1]	20	**(232)**	(250)
Lease liabilities	10	**(1,780)**	(1,862)
		(6,259)	(6,485)
Net assets		**3,734**	3,833
Equity			
Called-up share capital	24	**109**	114
Share premium account		**579**	577
Other reserves	25	**151**	187
Own shares		**(191)**	(990)
Retained earnings		**2,827**	3,488
Equity shareholders' funds		**3,475**	3,376
Non-controlling interests		**259**	457
Total equity		**3,734**	3,833

Notes

The accompanying notes form an integral part of this consolidated balance sheet

1 Current provisions for liabilities and charges, which were not material, were previously presented within Non-current provisions for liabilities and charges and have been restated. See note 20

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 28 March 2025.

Signed on behalf of the Board:

Mark Read
Chief Executive Officer

Joanne Wilson
Chief Financial Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2022	122	575	(336)	(1,112)	4,366	3,615	453	4,068
Profit for the year	–	–	–	–	683	683	92	775
Other comprehensive income	–	–	299	–	6	305	16	321
Total comprehensive income	**–**	**–**	**299**	**–**	**689**	**988**	**108**	**1,096**
Dividends paid	–	–	–	–	(365)	(365)	(70)	(435)
Ordinary shares issued	–	1	–	–	–	1	–	1
Share cancellations	(8)	–	8	–	(807)	(807)	–	(807)
Non-cash share-based incentive plans (including share options)	–	–	–	–	122	122	–	122
Tax on share-based payments	–	–	–	–	(9)	(9)	–	(9)
Net movement in own shares held by ESOP Trusts	–	–	–	58	(113)	(55)	–	(55)
Net derecognition of liabilities in respect of put options	–	–	102	–	(40)	62	–	62
Share purchases – close period commitments[2]	–	–	212	–	–	212	–	212
Net movement in non-controlling interests[3]	–	–	–	–	(83)	(83)	(12)	(95)
Total transactions with owners	**(8)**	**1**	**322**	**58**	**(1,295)**	**(922)**	**(82)**	**(1,004)**
Balance at 31 December 2022	**114**	**576**	**285**	**(1,054)**	**3,760**	**3,681**	**479**	**4,160**
Profit for the year	–	–	–	–	110	110	87	197
Other comprehensive loss	–	–	(296)	–	(10)	(306)	(23)	(329)
Total comprehensive (loss)/income	**–**	**–**	**(296)**	**–**	**100**	**(196)**	**64**	**(132)**
Dividends paid	–	–	–	–	(423)	(423)	(101)	(524)
Ordinary shares issued	–	1	–	–	–	1	–	1
Treasury shares used for share option schemes	–	–	–	55	(55)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	140	140	–	140
Tax on share-based payments	–	–	–	–	2	2	–	2
Net movement in own shares held by ESOP Trusts	–	–	–	9	(63)	(54)	–	(54)
Net derecognition of liabilities in respect of put options[4]	–	–	198	–	30	228	–	228
Net movement in non-controlling interests[3]	–	–	–	–	(3)	(3)	15	12
Total transactions with owners	**–**	**1**	**198**	**64**	**(372)**	**(109)**	**(86)**	**(195)**
Balance at 31 December 2023	**114**	**577**	**187**	**(990)**	**3,488**	**3,376**	**457**	**3,833**
Profit for the year	–	–	–	–	542	542	87	629
Other comprehensive loss	–	–	(58)	–	(2)	(60)	(2)	(62)
Total comprehensive income/(loss)	**–**	**–**	**(58)**	**–**	**540**	**482**	**85**	**567**
Dividends paid	–	–	–	–	(425)	(425)	(67)	(492)
Ordinary shares issued	–	2	–	–	–	2	–	2
Share cancellations[5]	(5)	–	5	743	(743)	–	–	–
Treasury shares used for share option schemes	–	–	–	57	(57)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	81	81	–	81
Tax on share-based payments	–	–	–	–	1	1	–	1
Net movement in own shares held by ESOP Trusts	–	–	(8)	(1)	(73)	(82)	–	(82)
Net derecognition of liabilities in respect of put options	–	–	25	–	17	42	–	42
Net movement in non-controlling interests[3]	–	–	–	–	(2)	(2)	(216)	(218)
Total transactions with owners	**(5)**	**2**	**22**	**799**	**(1,201)**	**(383)**	**(283)**	**(666)**
Balance at 31 December 2024	**109**	**579**	**151**	**(191)**	**2,827**	**3,475**	**259**	**3,734**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £354 million at 31 December 2024 (2023: £347 million, 2022: £344 million)

2 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings

3 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries, recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries, including FGS Global

4 During 2023, WPP sold a portion of its ownership of FGS Global to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised

5 In December 2024, WPP cancelled 50,367,570 treasury shares

ACCOUNTING POLICIES

BASIS OF PREPARATION
The consolidated financial statements of WPP plc (the Company) and its subsidiaries (together the Group) for the year ended 31 December 2024 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2024.

The Group consolidated financial statements of WPP plc, a company registered in Jersey, for the year ended 31 December 2024 are filed with the Company's registrar in Jersey.

The Group consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments and defined benefit pension plans.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all the years presented.

BASIS OF CONSOLIDATION
The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Subsidiary undertakings are those entities controlled by the Group. Control exists where the Group is exposed to, or has the rights to variable returns from its involvement with, the investee and has the ability to use its power over the investee to affect its returns. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal, accordingly. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group.

GOING CONCERN
The Group's business activities, together with the factors likely to affect its future performance and position are set out in the Financial Review on pages 68-72 and Principal Risks and Uncertainties on pages 78-85. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the consolidated financial statements and the notes to the consolidated financial statements. The notes also include the Group's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Group consolidated financial statements have been prepared on the going concern basis. In performing its going concern assessment, the Group's forecasts and projections have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to quantify the level of revenue less pass-through costs declines compared to 2024 required to utilise all of the Group's liquidity headroom, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due and for a period of at least 12 months from the date the consolidated financial statements are signed.

The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least 12 months from the date the consolidated financial statements are signed. Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

NEW IFRS ACCOUNTING PRONOUNCEMENTS
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2024:

- Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
- Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
- Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and are not expected to significantly affect future periods.

At the date of authorisation of these consolidated financial statements, the following standards or amendments to standards, which have not been applied in these consolidated financial statements, were in issue but not yet effective:

- IFRS 18 "Presentation and Disclosure in Financial Statements" was published on 9 May 2024 and is effective for periods beginning on or after 1 January 2027. The standard replaces IAS 1 and is the new standard on presentation and disclosure in financial statements, with a focus on updates to the consolidated income statement. The key new concepts introduced in IFRS 18 relate to the structure of the consolidated income statement, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures), and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The impact of the standard on the Group is currently being assessed and it is not yet practicable to quantify the effect of IFRS 18 on these consolidated financial statements.
- IFRS 19 "Subsidiaries without Public Accountability Disclosures" was published on 9 May 2024 and is effective for periods beginning on or after 1 January 2027. It is a voluntary IFRS Accounting Standard that eligible subsidiaries can apply when preparing their own consolidated, separate or individual financial statements. These subsidiaries will continue to apply the recognition, measurement and presentation requirements in other IFRS Accounting Standards, but they can replace the disclosure requirements in those standards with reduced disclosure requirements. As the standard applies to the Group's subsidiaries, no impact of IFRS 19 is expected on these consolidated financial statements.
- Lack of Exchangeability (Amendments to IAS 21) and Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The Group is currently assessing the impact of the amendments to standards in issue but not yet effective.

BUSINESS COMBINATIONS
The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations, which requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. Where the measurement of the fair value of identifiable net assets acquired is incomplete at the end of the reporting period in which the combination occurs, the Group will report provisional fair values. Final fair values are determined within a year of the acquisition date and retrospectively applied.

Acquisition-related costs are expensed as incurred.

The results of the subsidiaries and businesses acquired are included in the consolidated financial statements from their acquisition date.

ACCOUNTING POLICIES CONTINUED

GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised software.

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognised. Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment.

Certain corporate brands of the Group are considered to have an indefinite economic life. This is based on their long-established history of market leadership and profitability, combined with the Group's ongoing commitment to further develop and enhance their value.

Definite life intangible assets are amortised over their useful life. Amortisation is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

- brand names (with finite lives) – 10-20 years
- customer-related intangibles – 3-13 years
- other proprietary tools – 3-10 years
- other (including capitalised software) – 3-5 years

For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level which management monitors the business. An impairment loss is recognised if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows – derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognised immediately as an expense and is not subsequently reversed. For assets excluding goodwill, an assessment is made at reporting period end to determine whether there is any indication that previously recognised impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognised. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortisation) if no impairment loss had been recognised.

CONTINGENT CONSIDERATION

Contingent consideration liabilities in relation to business combinations, where the related payments are not dependent on future employment, are initially recorded at fair value based on the present value of the expected cash outflows of the obligations.

During the 12 months following acquisition, adjustments to goodwill are made to reflect any revisions to fair value measurements that, had they been known at the acquisition date, would have affected the provisional amounts recognised. After 12 months, these liabilities are re-measured to fair value at each balance sheet date, with the changes in fair value recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated depreciation and any provision for impairment. Property, plant and equipment is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Property, plant and equipment impairment charges also form part of the property-related restructuring costs described in note 3 and are derived by applying the method described in the Leases accounting policy. Depreciation, with the exception of freehold land which is not depreciated, is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- freehold buildings – 50 years
- leasehold buildings – shorter of the term of the lease and life of the asset
- fixtures, fittings and equipment – 3-10 years
- computer equipment – 3-5 years

INTERESTS IN ASSOCIATES AND JOINT VENTURES

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

Investments in associates are accounted for using the equity method. Interests in associates are stated in the consolidated balance sheet at cost, adjusted for the Group's share of the profits and losses after tax of associate undertakings, which is included in the consolidated income statement. The Group's share of the amounts recognised in the income statement and other comprehensive income is based on financial information produced by each associate undertaking, adjusted to align with the accounting policies of the Group.

When the Group's share of losses exceeds its interest in an associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not previously recognised.

Investments are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An investment's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

The Group accounts for joint venture investments under the equity method, which is consistent with the Group's treatment of associates.

FINANCIAL ASSETS

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

For financial assets other than trade receivables, unbilled costs, accrued income and unbilled media, a 12 month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off. ECL is recognised in the consolidated income statement on financial assets measured at amortised cost and at fair value through other comprehensive income.

OTHER INVESTMENTS

Other investments include certain non-current equity investments which are measured at fair value through profit or loss unless an election is made on an investment-by-investment basis to recognise fair value gains and losses in other comprehensive income.

The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee. If the Group makes an irrevocable election at initial recognition for certain equity investments to be classified as fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment. On derecognition of the equity investment, gains and losses that have been deferred in other comprehensive income are transferred directly to retained earnings.

ACCRUED INCOME AND UNBILLED MEDIA

Accrued income and unbilled media is a receivable within the scope of IFRS 9 Financial Instruments if the right to consideration is unconditional and is recognised when a performance obligation has been satisfied but has not yet been billed. This includes amounts in relation to media costs where the Group acts as an agent under IFRS 15 Revenue from Contracts with Customers. Accrued income and unbilled media is transferred to trade receivables once the right to consideration is billed per the terms of the contractual agreement.

DEFERRED INCOME AND CUSTOMER ADVANCES

In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and are recognised as deferred income and customer advances. Deferred income and customer advances is principally pass-through in nature, relating to advance billings to customers in accordance with the terms of the client contracts, primarily for the reimbursement of third-party costs.

TRADE RECEIVABLES AND UNBILLED COSTS

Trade receivables are measured at amortised cost using the effective interest method, net of expected credit losses.

Unbilled costs include outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. This has been applied to trade receivables, unbilled costs, accrued income and unbilled media. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. The Group also considers forward-looking information. The Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss.

Given the short-term nature of the Group's trade receivables, unbilled costs, accrued income and unbilled media, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk.

Trade receivables are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and deposits and money market funds that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. Cash and cash equivalents are measured at amortised cost, except for investments in money market funds which are held at fair value through profit and loss.

For cash flow statement presentation purposes, the Group's overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group's centralised treasury strategy employed across the Group and form an integral part of the Group's cash management. Bank overdrafts are included within short-term borrowings in the balance sheet.

BORROWINGS

Interest-bearing borrowings are initially recorded at fair value less, where permitted by IFRS 9, any directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the proceeds net of transaction costs and the amount due on settlement or redemption recognised in the consolidated income statement over the term of the borrowing. Borrowings identified as a hedged item in a designated fair value hedge relationship are carried on the consolidated balance sheet at fair value, with gains or losses recognised in the consolidated income statement in accordance with the Group's hedge accounting policy.

Cash flows relating to interest are presented within operating cash flows. Proceeds and repayment of principal amounts are presented within financing cash flows and are presented gross, except for borrowings with maturities of less than three months, which are presented net.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The principal derivative instruments used by the Group are foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from the host contract, are initially measured at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet reporting date. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

HEDGE ACCOUNTING

Derivatives designated as hedging instruments are classified at inception of the hedge relationship as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective and accumulated in the cash flow hedge reserve. Ineffective portions of derivatives designated as cash flow hedges are recognised in the income statement immediately. Amounts deferred in the cash flow hedge reserve are reclassified to the income statement when the hedged item affects profit or loss, or if the hedged forecast transaction is to purchase a non-financial asset, the amount deferred in the cash flow hedge reserve is transferred directly from equity and included in the carrying value of the non-financial asset when it is recognised.

Changes in the fair value of those hedging instruments designated as net investment hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in the income statement immediately. Gains and losses accumulated in the foreign currency translation reserve are recycled to the income statement when the foreign operation is disposed of.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the consolidated income statement, together with the changes in the fair value of the hedged asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. This discontinuation can also apply to part of a hedging relationship.

ACCOUNTING POLICIES CONTINUED

LIABILITIES IN RESPECT OF OPTION AGREEMENTS

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are initially recorded in the consolidated balance sheet at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation. On initial recognition, the corresponding amount is recognised against the equity reserve; this amount is subsequently reversed on derecognition, either through exercise or expiration through non-exercise of the option agreement.

Subsequent to initial recognition the financial liability is measured at amortised cost in accordance with IFRS 9 Financial Instruments. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets are derecognised when (a) the contractual rights to the cash flows from the asset expire or are settled, or (b) substantially all the risks and rewards of the ownership of the asset are transferred to another party, or (c) control of the asset has been transferred to another party who has the practical ability to unilaterally sell the asset to an unrelated third party without imposing additional restrictions.

Financial liabilities are derecognised when the liability is extinguished, that is when the contractual obligation is discharged, cancelled or expires.

BORROWING COSTS

Finance costs of borrowing that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. All other borrowing costs are recognised in the consolidated income statement as an expense in the period in which they are incurred.

REVENUE RECOGNITION

The Group offers national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Certain contracts involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short term in nature and tend to be cancellable by either party with 90 days' notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. Pass-through costs includes media costs where the Group is buying media for its own account on a transparent opt-in basis. As a result, the subsequent media pass-through costs are recorded as Group principal revenue, with a corresponding pass-through cost recorded. As the contracts are generally short term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred and to not adjust consideration for the effects of a significant financing component, where applicable.

In most instances, promised services in a contract are not considered distinct or they represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are therefore accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices. The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Revenue is recognised when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed for each performance obligation, measured using either an input method or an output method, depending on the particular arrangement.

For most fee arrangements, costs incurred are used as an objective input measure of performance as the primary input of substantially all work performed under these arrangements is labour and there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

For retainer arrangements there is a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to specific input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether the Group acts as an agent or as a principal. Certain arrangements with clients are such that the Group's responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases, the Group acts as an agent as there is no control of the relevant good or service before it is transferred to the client. When the Group acts as an agent, the revenue recorded is the net amount retained. When acting as an agent, costs incurred with external suppliers (such as production costs and media suppliers) before the client is billed are excluded from revenue and recorded as unbilled balance sheet costs. Once billed to the client, these costs are recorded as part of the agent net revenue recorded.

The Group acts as principal when there is control of the specified good or service prior to transfer. When the Group acts as a principal, such as when supplying in-house production services, events and branding, the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised within the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by reporting segment below.

GLOBAL INTEGRATED AGENCIES

Revenue is typically derived from integrated product offerings including media placements and creative services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount or expected value method, as deemed appropriate, and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised once the related uncertainty is resolved. The Group recognises incentive revenue as the related performance obligation or obligations are satisfied depending on the specific contractual terms.

PUBLIC RELATIONS AND SPECIALIST AGENCIES

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.

TAXATION

Corporate income taxes payable is recognised as an expense based on taxable profits arising in the period, and the applicable tax law in each jurisdiction. The total tax expense represents the sum of both current and deferred taxes.

The Group is subject to corporate income taxes in a number of different jurisdictions and judgement is required to interpret local tax laws. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and able to be estimated. Any interest and penalties accrued are included in finance costs and general and administrative costs respectively in the consolidated income statement and included in trade and other payables on the consolidated balance sheet. Where changes arise, as a result of new information or an agreed final outcome, these may impact the income tax and deferred tax provisions, and therefore total tax expense in the period in which those changes have arisen.

Local tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments may be required to the Group's tax assets and liabilities should those changes be enacted or substantively enacted by the balance sheet date.

Corporate income taxes payable is based on taxable profit for the year. Taxable profit differs from profit before tax reported in the Group's consolidated income statement (determined under IFRS) because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also recognised within other comprehensive income or equity.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities, in a transaction that is not a business combination and which affects neither the taxable profit nor the accounting profit.

The carrying amounts of deferred tax assets are reviewed at each balance sheet date. Where it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered, the carrying value of the applicable deferred tax asset may be reduced. Where expectations of taxable profits improve, the carrying value of the applicable deferred tax asset may be increased.

Deferred tax assets and liabilities are offset where permitted, when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is calculated using the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised, based on enacted or substantively enacted legislation.

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

RETIREMENT BENEFIT COSTS

The Group accounts for retirement benefit costs in accordance with IAS 19 Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement on an accruals basis.

For defined benefit plans the amounts charged to staff costs within operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment or curtailment occurs. Net interest income or expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

Actuarial gains and losses are recognised in other comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held in independently managed funds separately from those of the Group. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Group is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

PROVISIONS FOR LIABILITIES AND CHARGES

Provisions comprise liabilities where there is uncertainty about the amount or timing of settlement. Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required and the amount can be reliably estimated, with such estimation using either the most likely or expected value method depending on which method best estimates the uncertainty. Whilst the Group has factored in all known facts and circumstances, initial estimations for provisions may change based on the receipt of new information and final amount of the relevant charges may differ from the provision recognised.

CONTINGENT LIABILITIES

Contingent liabilities are possible obligations arising from past events whose existence will only be confirmed by future events not wholly within the control of the Group, or present obligations where it is not probable that an outflow of resources will be required or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognised in the consolidated financial statements but are disclosed, if material, unless the possibility of an outflow of economic resources is considered remote.

LEASES

The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative standalone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and restoration provisions, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option, and periods covered by an option to terminate if the Group is reasonably certain to not exercise that option.

ACCOUNTING POLICIES CONTINUED

LEASES CONTINUED

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate for the same term as the underlying lease. Lease payments included in the initial measurement of lease liabilities comprise fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate as at the commencement date, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the consolidated income statement.

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and exemption for leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term.

The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of-use asset as a stand-alone asset for impairment when it either meets the definition of investment property which generates independent cash flows or it is vacant with minimal to no continued operational utility for the Group. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.

TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of foreign subsidiary undertakings, and goodwill and fair value adjustments arising on the acquisition of a foreign entity, with functional currencies other than pounds sterling, are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of foreign subsidiary undertakings and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

HYPERINFLATION IN ARGENTINA AND TURKEY

The economies in Argentina and Turkey were designated as hyperinflationary from 2018 and 2022, respectively, and the Group has applied IAS 29 Financial Reporting in Hyperinflationary Economies to its operations in Argentina and Turkey since these dates. The functional currencies for these operations are Argentinian pesos (ARP) and Turkish lira (YTL).

In applying IAS 29, the ARP and the YTL non-monetary assets and liability balances, held at historical cost, and results for the relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date based on consumer prices indices (CPI) issued by the National Institute of Statistics and Censuses (INDEC) and the Turkish Statistical Institute, respectively. The respective indices have risen by 118% and 44% (2023: 211% and 65%) during the financial year. The revalued balances are translated to GBP at the reporting date exchange rate in line with IAS 21 The Effects of Changes in Foreign Exchange Rates.

The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within other income. The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are deemed to meet the definition of 'exchange differences'.

SHARE-BASED PAYMENTS

The Group issues equity-settled share-based payments, including share options, to certain employees and accounts for these awards in accordance with IFRS 2 Share-based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in note 21.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period with a corresponding increase in equity, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

NON-CONTROLLING INTERESTS

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within financing activities in the cash flow statement.

CLIMATE CHANGE CONSIDERATIONS

In preparing these consolidated financial statements, and in accordance with the UK Listing Rule UKLR 6.6.6(8) and The UK Companies Regulations 2022, 414CB (2a), the potential impacts of climate change risks have been considered. This primarily focused on the impairment assessments for goodwill and intangible assets with indefinite useful lives; the carrying value and estimated useful life of intangible assets, property, plant and equipment and right-of-use assets; the measurement of deferred tax assets and provisions, including post-employment benefits; and the going concern period and viability of the Group over the next three years. There has been no material impact on the consolidated financial statements for the years ended 31 December 2024 and 2023. The potential implications of climate change risks on the consolidated financial statements will continue to be monitored and assessed in future periods.

CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTY IN APPLYING ACCOUNTING POLICIES

Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group's accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these consolidated financial statements.

The most significant area of estimation uncertainty is:

Goodwill: the key areas of uncertainty in estimating the fair value less costs to dispose of AKQA Group's recoverable value are the forecasted revenue less pass-through costs and operating margin. Further details of AKQA Group's key estimates and related sensitivities are included in note 11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2024

1. GENERAL INFORMATION

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. SEGMENT INFORMATION

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group's revenue is from contracts with customers.

Reportable segments
The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as used internally for the review of performance and allocation of resources by the Group's Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these operating segments into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, which includes the aggregation of certain operating segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

Reported contributions were as follows:

	2024 £m	2023[1] £m	2022[1] £m
Revenue[2]			
Global Integrated Agencies	**12,562**	12,532	12,133
Public Relations	**1,156**	1,262	1,233
Specialist Agencies	**1,023**	1,051	1,063
	14,741	14,845	14,429
Revenue less pass-through costs[2,3]			
Global Integrated Agencies	**9,384**	9,751	9,684
Public Relations	**1,089**	1,180	1,161
Specialist Agencies	**886**	929	955
	11,359	11,860	11,800
Headline operating profit[2,4]			
Global Integrated Agencies	**1,482**	1,480	1,427
Public Relations	**166**	191	192
Specialist Agencies	**59**	79	123
	1,707	1,750	1,742
Adjusting items within IFRS operating profit[4]	**(382)**	(1,219)	(384)
Financing items[5]	**(330)**	(255)	(138)
Earnings/(losses) from associates	**36**	70	(60)
Reported profit before tax	**1,031**	346	1,160

Notes
1 During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group's Chief Operating Decision Maker. As required by IFRS 8, the prior year comparatives have been restated
2 Intersegment transactions have not been separately disclosed as they are not material
3 Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of these pass-through costs
4 Headline operating profit is defined on page 204. A reconciliation from reported profit before tax to headline operating profit is provided on page 196
5 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2. SEGMENT INFORMATION CONTINUED

Other information	Staff costs £m	Depreciation and amortisation[2] £m	Goodwill impairment[3] £m
2024			
Global Integrated Agencies	**6,330**	**327**	**158**
Public Relations	**761**	**35**	**12**
Specialist Agencies	**670**	**39**	**67**
	7,761	**401**	**237**
2023[1]			
Global Integrated Agencies	6,491	361	40
Public Relations	821	40	–
Specialist Agencies	825	46	23
	8,137	447	63
2022[1]			
Global Integrated Agencies	6,530	370	–
Public Relations	815	37	4
Specialist Agencies	821	44	34
	8,166	451	38

Notes
1 During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group's Chief Operating Decision Maker. As required by IFRS 8, the prior year comparatives have been restated
2 Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets
3 Goodwill impairment is excluded from headline earnings

Contributions by geographical area were as follows:

	2024 £m	2023 £m	2022 £m
Revenue[1]			
North America[2]	**5,567**	5,528	5,550
United Kingdom	**2,185**	2,155	2,004
Western Continental Europe	**3,013**	3,037	2,876
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,976**	4,125	3,999
	14,741	14,845	14,429
Revenue less pass-through costs[1,3]			
North America[2]	**4,394**	4,556	4,688
United Kingdom	**1,588**	1,626	1,537
Western Continental Europe	**2,375**	2,411	2,319
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,002**	3,267	3,256
	11,359	11,860	11,800
Headline operating profit[1,4]			
North America[2]	**825**	834	771
United Kingdom	**237**	215	187
Western Continental Europe	**259**	258	301
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**386**	443	483
	1,707	1,750	1,742
Adjusting items within IFRS operating profit[4]	**(382)**	(1,219)	(384)
Financing items[5]	**(330)**	(255)	(138)
Earnings/(losses) from associates	**36**	70	(60)
Reported profit before tax[4]	**1,031**	346	1,160

Notes
1 Interregional transactions have not been separately disclosed as they are not material
2 North America includes the United States with revenue of £5,203 million (2023: £5,187 million, 2022: £5,231 million), revenue less pass-through costs of £4,115 million (2023: £4,271 million, 2022: £4,402 million) and headline operating profit of £766 million (2023: £785 million, 2022: £726 million)
3 Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of these pass-through costs
4 Headline operating profit is defined on page 204. A reconciliation from reported profit before tax to headline operating profit is provided on page 196
5 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments

2. SEGMENT INFORMATION CONTINUED

	2024 £m	2023 £m
Non-current assets[1]		
North America[2]	**4,736**	5,218
United Kingdom	**1,666**	1,670
Western Continental Europe	**2,512**	2,696
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2,607**	2,739
	11,521	12,323

Notes
1 Non-current assets excluding financial derivatives and deferred tax assets
2 North America includes the United States with non-current assets of £4,427 million (2023: £5,114 million)

3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS

	2024 £m	2023 £m	2022 £m
Costs of services	**12,290**	12,326	11,890
General and administrative costs	**1,126**	1,988	1,181
	13,416	14,314	13,071

Costs of services and general and administrative costs include:

	2024 £m	2023 £m	2022 £m
Staff costs (note 5)	**7,761**	8,137	8,166
Establishment costs	**472**	516	536
Media pass-through costs	**2,523**	2,174	1,906
Other costs of services and general and administrative costs[1]	**2,660**	3,487	2,463
	13,416	14,314	13,071

Note
1 Other costs of services and general and administrative costs include £859 million (2023: £811 million, 2022: £724 million) of other pass-through costs

Other costs of services and general and administrative costs include the following significant items:

	2024 £m	2023 £m	2022 £m
Goodwill impairment (note 11)	**237**	63	38
Amortisation and impairment of acquired intangible assets	**93**	728	62
Other impairment charges	**26**	18	77
Restructuring and transformation costs	**251**	196	219
Property-related restructuring costs	**26**	232	18
(Gains)/losses on disposals of investments and subsidiaries	**(322)**	(7)	36
Legal provision charges/(gains)	**68**	(11)	–

Amortisation and impairment of acquired intangible assets of £93 million (2023: £728 million, 2022: £62 million) includes accelerated amortisation charges of £20 million (2023: £650 million, 2022: £1 million) in relation to certain brands that no longer have an indefinite useful life due to the creation of Burson. The 2023 charge of £728 million includes £650 million of accelerated amortisation charges, predominately due to the creation of VML in the fourth quarter of 2023.

Other impairment charges of £26 million (2023: £18 million, 2022: £77 million) primarily relate to the impairment of associates. The 2022 charge of £77 million included a £29 million impairment of capitalised configuration and customisation costs related to software development projects.

Restructuring and transformation costs of £251 million (2023: £196 million, 2022: £219 million) include £90 million (2023: £113 million, 2022: £134 million) in relation to the Group's IT transformation programme. These IT costs include costs of £56 million (2023: £52 million, 2022: £97 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £29 million (2023: £38 million, 2022: nil) related to an IT-transition programme to move to a multi-vendor environment.

Restructuring and transformation costs also include £144 million (2023: £73 million, 2022: £70 million) of costs related to the continuing transformation plan, including the creation of VML and Burson, and simplification of GroupM. The prior year costs includes restructuring actions at under-performing businesses, aimed to reduce ongoing costs and simplify operational structures. Also included within restructuring and transformation costs is £17 million (2023: £10 million, 2022: £15 million) of ongoing property costs, related to property impairments the Group recognised in prior years in response to the Covid-19 pandemic.

Property-related restructuring costs of £26 million (2023: £232 million, 2022: £18 million) includes £23 million (2023: nil, 2022: nil) of on-going property costs related to property impairments recognised in the prior year as part of the Group's property requirements review. The impairment charges included within property-related costs include £1 million (2023: £129 million, 2022: £18 million) in relation to right-of-use assets and £2 million (2023: £56 million, 2022: nil) of related property, plant and equipment.

Gains on disposal of investment and subsidiaries of £322 million (2023: £7 million, 2022: loss of £36 million) predominately represents the gain on disposal of FGS Global of £275 million (refer to note 28).

Legal provision charges of £68 million (2023: £11 million gain, 2022: nil) have been recognised, with the provision at 31 December 2024 representing management's best estimate of its obligation in relation to certain on-going legal proceedings and claims.

Auditors' remuneration:

	2024 £m	2023 £m	2022 £m
Fees payable to the Company's auditors for the audit of the Company and Group's annual accounts	**18**	10	8
Fees payable for the audit of the Company's subsidiaries	**26**	30	29
Fees payable to the auditors pursuant to legislation[1]	**44**	40	37
Audit-related services[1, 2]	**1**	1	–
Other assurance services – PwC	**–**	–	–
Other assurance services – Deloitte	**1**	1	1
Tax compliance services	**–**	–	–
Total other fees	**2**	2	1
Total fees	**46**	42	38

Notes
1 Includes fees in respect of the audit of internal control over financial reporting. With effect from 2024, following a competitive tender process, PricewaterhouseCoopers LLP (PwC) was appointed as auditor of the Company, replacing Deloitte LLP (Deloitte). Fees payable for the audit of the Company and Group's annual accounts, the audit of the Company's subsidiaries, and audit-related services during the year ended 31 December 2024 relate to PwC and for the years ended 31 December 2023 and 31 December 2022 to Deloitte
2 Audit-related assurance services are predominantly in respect of the review of the interim financial information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

4. EARNINGS/(LOSSES) FROM ASSOCIATES

	2024 £m	2023 £m	2022 £m
Share of profits/(losses) of associates (note 13)	**34**	25	(60)
Dividends received from nil carrying value associates	**2**	45	–
Earnings/(losses) from associates	**36**	70	(60)

Earnings/(losses) from associates was £36 million in 2024 (2023: earnings of £70 million, 2022: losses of £60 million). This includes £2 million of non-refundable distributions received from Kantar, (2023: £45 million, 2022: nil) which are recorded in the income statement (non headline) given the Group's balance sheet investment in Kantar is nil. The carrying value of the Kantar investment is nil as the share of accumulated losses exceeds the Group's interest in Kantar. No further losses are being recognised, and the Group will only resume recognising its share of profits after its share of profits equals the share of losses not previously recognised. The loss in 2022 included £76 million of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £55 million within Kantar.

5. OUR PEOPLE

Our monthly average staff numbers by geographical distribution were as follows:

	2024	2023	2022
North America	**22,474**	23,562	23,740
United Kingdom	**11,816**	12,457	12,490
Western Continental Europe	**22,533**	23,580	22,717
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**54,458**	55,133	55,182
	111,281	114,732	114,129

Their reportable segment distribution was as follows:

	2024	2023	2022
Global Integrated Agencies	**95,053**	97,838	97,288
Public Relations	**7,742**	8,377	8,125
Specialist Agencies	**8,486**	8,517	8,716
	111,281	114,732	114,129

At the end of 2024, staff numbers were 108,044 (2023: 114,173, 2022: 115,473).

Staff costs[1] include:

	2024 £m	2023 £m	2022 £m
Wages and salaries	**5,622**	5,879	5,721
Cash-based incentive plans	**242**	233	293
Share-based incentive plans (note 21)	**109**	140	122
Social security costs	**692**	715	689
Pension costs (note 22)	**215**	213	205
Severance	**61**	78	44
Other staff costs	**820**	879	1092
	7,761	8,137	8,166

Note

1 Additional staff costs of £137 million (2023: £71 million, 2022: £16 million) are included within Restructuring and transformation costs disclosed in note 3

Compensation for key management personnel includes:

	2024 £m	2023 £m	2022 £m
Short-term employee benefits	**27**	28	30
Pensions and other post-retirement benefits	**1**	1	1
Share-based payments	**19**	30	30
	47	59	61

Key management personnel comprises the Board and the Executive Committee.

6. FINANCE AND INVESTMENT INCOME, FINANCE COSTS AND REVALUATION AND RETRANSLATION OF FINANCIAL INSTRUMENTS

Finance and investment income arise from:

	2024 £m	2023 £m	2022 £m
Financial assets measured at amortised cost	**123**	111	118
Financial assets measured at fair value through profit and loss	**11**	13	24
Other interest income	**3**	3	3
	137	127	145

Finance costs arise from:

	2024 £m	2023 £m	2022 £m
Interest on bank overdrafts, bonds and bank loans	**309**	273	258
Interest expense related to lease liabilities	**98**	106	96
Interest on other long-term employee benefits	**6**	6	3
Net interest expense on pension plans	**4**	4	2
	417	389	359

Revaluation and retranslation of financial instruments include:

	2024 £m	2023 £m	2022 £m
Movements in fair value of derivative financial instruments	**(17)**	(3)	1
Premium on the early repayment of bonds	**(16)**	–	–
Revaluation of investments and other assets held at fair value through profit or loss	**(24)**	(21)	23
Remeasurement of put options over non-controlling interests	**(10)**	(1)	28
Revaluation of contingent consideration liabilities	**1**	51	26
Retranslation of financial instruments	**16**	(19)	(2)
Net revaluation and retranslation of financial instrument (loss)/gain	**(50)**	7	76

7. TAXATION

In 2024, the effective tax rate on reported profit before taxation was 39.0% (2023: 43.1%, 2022: 33.1%).

The tax charge comprises:

	2024 £m	2023 £m	2022 £m
Corporation tax			
Current year	**466**	433	427
Prior years	**(42)**	(86)	(56)
	424	347	371
Deferred tax			
Current year	**6**	(197)	9
Prior years	**(28)**	(1)	5
	(22)	(198)	14
Tax charge	**402**	149	385

The tax charge for 2024 includes the Group's assessment of the impact of OECD Pillar Two income taxes, which was insignificant to the tax charge. The IAS 12 exception to recognise deferred tax assets and liabilities related to Pillar Two income taxes has been applied.

The corporation tax credit for prior years in 2024, 2023 and 2022 primarily comprises the movement in provisions for tax uncertainties due to expiry of relevant statutes of limitations and reassessment of existing exposures.

In 2023, the deferred tax credit of £197 million reflected the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2024 £m	2023 £m	2022 £m
Profit before taxation	**1,031**	346	1,160
Tax at the corporation tax rate of 25.0%[1]	**258**	81	220
Tax effect of (earnings)/losses from associates	**(9)**	(15)	17
Irrecoverable withholding taxes	**29**	35	26
Tax effect of items that are not deductible in determining taxable profits	**101**	39	68
Tax effect of non-deductible goodwill impairment	**65**	16	7
Effect of different tax rates in subsidiaries operating in other jurisdictions	**18**	42	94
Origination and reversal of unrecognised temporary differences	**(10)**	9	(1)
Tax losses not recognised or utilised in the year	**21**	44	10
Utilisation of tax losses not previously recognised	**(6)**	(15)	(5)
Net release of prior year provisions in relation to acquired businesses	**–**	(4)	(3)
Other prior year adjustments	**(70)**	(83)	(48)
Impact of OECD Pillar Two income taxes	**5**	–	–
Tax charge	**402**	149	385
Effective tax rate on profit before tax	**39.0%**	43.1%	33.1%

Note

1 As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 25.0% (2023: 23.5%, 2022: 19.0%)

FACTORS AFFECTING THE TAX CHARGE IN FUTURE YEARS

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, and changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which have been recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year.

TAX RISK MANAGEMENT

The Group looks to maintain open and transparent relationships with the tax authorities and relevant government representatives in the jurisdictions in which the Group operates. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group's tax position.

8. EARNINGS PER SHARE ("EPS")

BASIC EPS

The calculation of basic EPS is as follows:

	2024	2023	2022
Profit for the year attributable to equity holders of the parent (£ million)	**542**	110	683
Weighted average number of shares used in basic EPS calculation (million)	**1,077**	1,072	1,098
Basic EPS	**50.3p**	10.3p	62.2p

DILUTED EPS

The calculation of diluted EPS is as follows:

	2024	2023	2022
Profit for the year attributable to equity holders of the parent (£ million)	**542**	110	683
Weighted average number of shares used in diluted EPS calculation (million)	**1,097**	1,094	1,116
Diluted EPS	**49.4p**	10.1p	61.2p

At 31 December 2024, options to purchase 28 million ordinary shares (2023: 25 million, 2022: 20 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2024 m	2023 m	2022 m
Weighted average number of shares used in basic EPS calculation	**1,077**	1,072	1,098
Dilutive share options outstanding	**–**	1	1
Other potentially issuable shares	**20**	21	17
Weighted average number of shares used in diluted EPS calculation	**1,097**	1,094	1,116

At 31 December 2024 there were 1,091,394,251 (2023: 1,141,513,196, 2022: 1,141,427,296) ordinary shares in issue, including 12,591,893 treasury shares (2023: 66,675,497, 2022: 70,489,953).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

9. ANALYSIS OF CASH FLOWS

The following tables analyse the net cash inflow from operating activities presented within the main cash flow statement on page 148.

Net cash from operating activities:

	2024 £m	2023 £m	2022 £m
Profit for the year	**629**	197	775
Taxation	**402**	149	385
Revaluation and retranslation of financial instruments	**50**	(7)	(76)
Finance costs	**417**	389	359
Finance and investment income	**(137)**	(127)	(145)
(Earnings)/losses from associates	**(36)**	(70)	60
Operating profit	**1,325**	531	1,358
Adjustments for:			
Non-cash share-based incentive plans (including share options)	**109**	140	122
Depreciation of property, plant and equipment	**156**	165	167
Depreciation of right-of-use assets	**213**	257	262
Impairment charges included within restructuring costs[1]	**3**	185	43
Goodwill impairment	**237**	63	38
Amortisation and impairment of acquired intangible assets	**93**	728	62
Amortisation of other intangible assets	**32**	25	22
Other impairment charges	**26**	18	77
(Gains)/losses on disposal of investments and subsidiaries	**(322)**	(7)	36
Gains on remeasurement of equity interests arising from a change in scope of ownership	**–**	–	(66)
Other transaction costs	**10**	–	–
Gains of sale of property, plant and equipment	**(7)**	–	(6)
Operating cash flow before movements in working capital and provisions	**1,875**	2,105	2,115
Decrease/(increase) in trade receivables and accrued income	**309**	232	(499)
Increase/(decrease) in trade payables and deferred income	**31**	(238)	171
Decrease/(increase) in other receivables	**16**	125	(154)
Decrease in other payables	**(240)**	(445)	(327)
Increase/(decrease) in provisions	**69**	66	(38)
Cash generated by operations	**2,060**	1,845	1,268
Corporation and overseas tax paid	**(392)**	(395)	(391)
Interest paid on lease liabilities	**(95)**	(103)	(92)
Other interest and similar charges paid	**(306)**	(275)	(210)
Interest received	**109**	116	88
Investment income	**11**	13	25
Dividends from associates	**31**	43	38
Contingent consideration payments recognised in operating activities[2]	**(10)**	(6)	(25)
Net cash inflow from operating activities	**1,408**	1,238	701

Notes

1 Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets

2 Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities

Acquisitions and disposals:

	2024 £m	2023 £m	2022 £m
Initial cash consideration	**(47)**	(227)	(218)
Cash and cash equivalents acquired	**14**	23	39
Contingent consideration payments recognised in investing activities[1]	**(87)**	(53)	(47)
Purchase of other investments (including associates)	**(33)**	(10)	(10)
Acquisitions	**(153)**	(267)	(236)
Proceeds on disposal of investments and subsidiaries[2]	**646**	100	50
Cash and cash equivalents disposed	**(93)**	(1)	(12)
Disposals of investments and subsidiaries	**553**	99	38
Cash consideration received from non-controlling interests	**–**	46	–
Cash consideration for purchase of non-controlling interests	**(87)**	(16)	(84)
Cash consideration for non-controlling interests[3]	**(87)**	30	(84)
Net acquisition payments and disposal proceeds	**313**	(138)	(282)

Notes

1 Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities

2 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates

3 Cash consideration for non-controlling interests is included within financing activities

Share repurchases and buybacks:

	2024 £m	2023 £m	2022 £m
Purchase of own shares by ESOP Trusts	**(82)**	(54)	(55)
Shares purchased into treasury for cancellation	**–**	–	(807)
Net cash outflow	**(82)**	(54)	(862)

10. LEASES

The movements in 2024 and 2023 were as follows:

Right-of-use assets	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2023	1,482	46	1,528
Additions	255	50	305
Transfers to net investment in subleases	(5)	–	(5)
Disposals	(9)	(1)	(10)
Depreciation of right-of-use assets	(236)	(21)	(257)
Impairment charges included within restructuring costs	(129)	–	(129)
Exchange adjustments	(49)	(1)	(50)
31 December 2023	1,309	73	1,382
Additions	334	24	358
Disposals	(82)	(21)	(103)
Depreciation of right-of-use assets	(197)	(16)	(213)
Impairment charges included within restructuring costs	(1)	–	(1)
Exchange adjustments	(35)	(3)	(38)
31 December 2024	**1,328**	**57**	**1,385**

10. LEASES CONTINUED

The movements in 2024 and 2023 were as follows:

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2023	2,162	48	2,210
Additions	238	50	288
Interest expense related to lease liabilities	103	3	106
Disposals	(11)	(2)	(13)
Repayment of lease liabilities (including interest)	(340)	(22)	(362)
Exchange adjustments	(74)	(1)	(75)
31 December 2023	2,078	76	2,154
Additions	291	16	307
Interest expense related to lease liabilities	95	3	98
Disposals	(105)	(21)	(126)
Repayment of lease liabilities (including interest)	(359)	(18)	(377)
Exchange adjustments	(33)	(3)	(36)
31 December 2024	**1,967**	**53**	**2,020**

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2024 £m	2023 £m	2022 £m
Depreciation of right-of-use assets:			
Land and buildings	**(197)**	(236)	(245)
Plant and machinery	**(16)**	(21)	(17)
Impairment charges	**(1)**	(129)	(34)
Short-term lease expense	**(21)**	(22)	(20)
Low-value lease expense	**(2)**	(3)	(2)
Variable lease expense	**(48)**	(45)	(57)
Sublease income	**20**	17	19
Charge to operating profit	**(265)**	(439)	(356)
Interest expense related to lease liabilities	**(98)**	(106)	(96)
Charge to profit before taxation for leases	**(363)**	(545)	(452)

Variable lease payments primarily include real estate taxes and insurance costs.

The maturity of lease liabilities at 31 December 2024 and 2023 were as follows:

	2024 £m	2023 £m
Within one year	**353**	406
Between one and two years	**307**	327
Between two and three years	**281**	282
Between three and four years	**256**	261
Between four and five years	**235**	231
Over five years	**1,260**	1,265
	2,692	2,772
Effect of discounting	**(672)**	(618)
Lease liability at end of year	**2,020**	2,154
Short-term lease liability	**240**	292
Long-term lease liability	**1,780**	1,862

The total committed undiscounted future cash flows for leases not yet commenced at 31 December 2024 is £114 million (2023: £280 million).

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 23 for management of liquidity risk.

11. INTANGIBLE ASSETS

GOODWILL

The movements in 2024 and 2023 were as follows:

	£m
Cost	
1 January 2023	12,144
Additions[1]	319
Disposals	–
Exchange adjustments	(484)
31 December 2023	11,979
Additions[1]	27
Disposals	(466)
Exchange adjustments	(146)
31 December 2024	**11,394**
Accumulated impairment losses	
1 January 2023	3,691
Impairment losses for the year	63
Exchange adjustments	(164)
31 December 2023	3,590
Impairment losses for the year	237
Exchange adjustments	(43)
31 December 2024	**3,784**
Net book value	
31 December 2024	**7,610**
31 December 2023	8,389
1 January 2023	8,453

Note

1 Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented

OTHER INTANGIBLE ASSETS

The movements in 2024 and 2023 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Internally generated intangibles and other[2] £m	Total £m
Cost				
1 January 2023	1,166	1,073	281	2,520
Additions	–	–	40	40
Disposals and derecognition	–	(15)	(52)	(67)
Reclassifications	(665)	665	–	–
Acquisitions	–	138	3	141
Other movements[1]	–	–	17	17
Exchange adjustments	(29)	(47)	(9)	(85)
31 December 2023	472	1,814	280	2,566
Additions	–	–	47	47
Disposals and derecognition	(2)	(820)	(38)	(860)
Acquisitions	–	17	–	17
Other movements[1]	–	14	6	20
Exchange adjustments	(1)	(12)	–	(13)
31 December 2024	**469**	**1,013**	**295**	**1,777**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11. INTANGIBLE ASSETS CONTINUED

	Brands with an indefinite useful life £m	Acquired intangibles £m	Internally generated intangibles and other[2] £m	Total £m
Amortisation and impairment				
1 January 2023	63	784	221	1,068
Charge for the year	–	728	25	753
Other movements[1]	–	–	(1)	(1)
Disposals and derecognition	–	(15)	(52)	(67)
Exchange adjustments	(3)	(27)	(7)	(37)
31 December 2023	60	1,470	186	1,716
Charge for the year	–	93	32	125
Other movements[1]	–	–	1	1
Disposals and derecognition	–	(759)	(37)	(796)
Exchange adjustments	–	(7)	1	(6)
31 December 2024	60	797	183	1,040

Net book value				
31 December 2024	**409**	**216**	**112**	**737**
31 December 2023	412	344	94	850
31 December 2022	1,103	289	60	1,452

Notes

1 Other movements in acquired intangibles include revisions to fair value adjustments that are not material arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations

2 Other intangible assets are primarily comprised of purchased software. In 2023, this included reclassifications of items previously recorded in trade and other receivables

Acquired intangible assets at net book value at 31 December 2024 include brand names of £83 million (2023: £135 million), customer-related intangibles of £50 million (2023: £108 million) and other assets (including proprietary tools) of £83 million (2023: £101 million).

Goodwill and other intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (CGUs). The determination of the Group's CGUs is primarily aligned with its operating segments. If cash flows from assets within one operating segment are largely independent of the cash flows from other assets in the same operating segment, multiple CGUs are identified within that operating segment.

CGUs with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill[1]		Brands with an indefinite useful life	
	2024 £m	2023 £m	**2024 £m**	2023 £m
GroupM	**3,200**	3,255	**–**	–
VML[2]	**1,905**	–	**–**	–
Wunderman Thompson[2]	**–**	1,165	**–**	–
VMLY&R[2]	**–**	815	**–**	–
Ogilvy	**795**	809	**212**	213
BCW[3]	**–**	619	**–**	113
Burson[3]	**746**	–	**111**	–
Hill & Knowlton[3]	**–**	142	**33**	33
AKQA Group	**435**	600	**–**	–
FGS Global	**–**	452	**–**	–
Landor	**89**	115	**53**	53
Other	**440**	417	**–**	–
	7,610	8,389	**409**	412

Notes

1 Certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. The most significant realignments are detailed below

2 Following the announcement to merge VMLY&R and Wunderman Thompson in the fourth quarter 2023, goodwill for these businesses has been combined within the VML CGU effective 1 January 2024, when the merger formally completed. At 31 December 2023, VMLY&R and Wunderman Thompson were separate CGUs with goodwill of £815 million and £1,165 million respectively

3 Following the decision to merge BCW and Hill & Knowlton in January 2024, goodwill for these businesses has been combined within the Burson CGU effective 1 July 2024, when the merger formally completed. Indefinite lived brands associated with Hill & Knowlton and Burson continue to be identified in separate CGUs for 2024. In 2023, goodwill of £619 million and indefinite lived brands of £113 million were recognised for BCW and goodwill of £142 million and indefinite lived brands of £33 million were recognised for Hill & Knowlton

'Other' represents goodwill on a large number of CGUs, none of which contain goodwill that is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group's accounting policy for intangible assets.

11. INTANGIBLE ASSETS CONTINUED

IMPAIRMENT ASSESSMENT PROCESS

Due to the significant number of CGUs across the Group, the impairment test was performed in two steps. In the first step, a discounted cash flow is used to determine the value in use (VIU) for each CGU using the latest available forecasts for 2024 and/or 2025, nil growth rate thereafter (2023: nil) and a conservative pre-tax discount rate of 13.3% (2023: 14.7%). The pre-tax discount rate of 13.3% was above the rate calculated for the global networks of 12.3% (2023: 13.7%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the greater of 13.3% or 100 basis points above the regional discount rate was used in the first step.

The VIU for each CGU was then compared to the carrying amount, which includes goodwill, intangible assets and other relevant assets. CGUs where the VIU exceeded the carrying amount were not considered to be impaired. Those CGUs where the VIU did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU-specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2023: 2.0%). If the higher of the fair value less costs of disposal (FVLCD) or VIU using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded. VIU was used for all CGUs with significant carrying amount of goodwill or indefinite life intangible assets other than AKQA Group and Landor, where the FVLCD method was used.

The assumptions used for estimating cash flow projections in the Group's impairment testing include forecasted revenue less pass-through costs growth, operating margins, long-term growth rate, and discount rates. The assumptions take into account the business's expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU's historical performance and any other circumstances particular to the business, such as business strategy and client mix.

The discount rates were determined with the support of a third-party expert, which included benchmarking against other comparable companies. The pre-tax discount rate applied to the pre-tax cash flow projections for the CGUs that operate globally was 12.3% (2023: 13.7%). The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 11.5% (2023: 12.6%) to 18.4% (2023: 28.4%). For CGUs with significant carrying value where the FVLCD method was used in 2024, a post-tax discount rate of 10.5% was applied to post-tax cash flows.

The long-term growth rate is derived from management's best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. At 31 December 2024, the Group has assessed long-term industry trends based on recent historical data and assumed a long-term growth rate of 2.0% (2023: 2.0%) for CGUs using both VIU and FVLCD methods. Management engaged a third-party expert to support in calculating a long-term growth rate. Management is satisfied with the reasonableness of the long-term growth rate when compared against independent market growth projections and long-term country inflation rates.

The recoverable amount for CGUs assessed under the FVLCD method was calculated using a discounted cash flow approach, for a projection period up to five years, adjusted to reflect a market participant's perspective. Assumptions used include, but are not limited to, forecasted revenue less pass-through costs growth and operating margins, long-term growth rates and post-tax discount rate and have been determined using the same approach described above for VIU. These assumptions are considered Level 3 in the fair value hierarchy.

AMORTISATION AND IMPAIRMENT

The total amortisation and impairment of acquired intangible assets of £93 million (2023: £728 million, 2022: £62 million) includes a charge of £21 million (2023: £650 million, 2022: £1 million) predominantly in regard to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £20 million for the C&W brands within the BCW CGU, due to the Burson merger, which formally completed on 1 July 2024.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. The goodwill impairment charge of £237 million (2023: £63 million, 2022: £38 million) recognised during the year relates to businesses in the Group where the impact of macroeconomic conditions and trading circumstances indicate impairment to the carrying value. In 2024, £158 million of the impairment charge related to the Global Integrated Agencies segment (2023: £40 million, 2022: nil), £12 million related to the Public Relations segment (2023: nil, 2022: £4 million) and £67 million related to the Specialist Agencies segment (2023: £23 million, 2022: £34 million).

AKQA GROUP

During 2024, AKQA Group, part of the Global Integrated Agencies reportable segment, performed below expectations following macroeconomic pressure impacting project-based work. This resulted in AKQA Group net book value exceeding its recoverable amount; therefore, management has recognised an impairment of £158 million to record the AKQA Group CGU at its recoverable amount of £491 million. The AKQA Group goodwill impairment charge is the majority of the £237 million total goodwill impairment charge across the Group.

The recoverable amount of AKQA Group has been calculated on a FVLCD basis (2023: VIU basis). The FVLCD of AKQA Group was determined using a discounted cash flow approach with future cash flows based upon a projection period of up to five years, with cash flows beyond the projection period based on a long-term growth rate, reduced by the estimated costs to dispose of the CGU. The valuation used a post-tax discount rate of 10.5% (2023: pre-tax discount rate 13.7%) and a long-term growth rate of 2.0% (2023: 2.0%).

The determination of the recoverable amount for AKQA Group in the 2024 impairment assessment incorporates certain assumptions, some of which are subject to considerable uncertainty. These assumptions include, but are not limited to, forecasted revenue less pass-through costs growth and operating margins, long-term growth rates and post-tax discount rate. Forecasted revenue less pass-through costs growth and operating margins are the key areas of estimation uncertainty.

The key inputs, which are considered Level 3 in the fair value hierarchy, used in determining the recoverable amount were determined as follows:

- Long-term growth rate, aligned to the Group's expected long-term growth
- Forecasted revenue less pass-through costs and operating margins for five years, based on values determined by the Group's budgeting and strategic planning process, adjusted to reflect a market participant's perspective, and representing a recovery of operating margins to historical levels given under-performance in 2024
- Discount rate, calculated based on the Group's estimated weighted average cost of capital, with reference to the Group's long-term average cost of debt and estimated cost of equity, which is derived with reference to external sources of information and the Group's target gearing ratio, adjusted for specific risk factors relevant to the CGU.

An approximately 2.0% reduction in operating margin, inclusive of revenue less pass-through costs, through the forecast period and into perpetuity would result in a further impairment of £70 million.

Other than described above, there are no CGUs or goodwill balances, including Landor and the others impaired in the year, for which a reasonably possible change in key assumptions would lead to a further significant impairment charge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12. PROPERTY, PLANT AND EQUIPMENT

The movements in 2024 and 2023 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost						
1 January 2023	40	92	1,179	165	447	1,923
Additions	4	3	88	17	65	177
Acquisitions	–	–	1	–	–	1
Disposals and derecognition	–	–	(156)	(51)	(96)	(303)
Exchange adjustments	(32)	(61)	(51)	(12)	(26)	(182)
31 December 2023	12	34	1,061	119	390	1,616
Additions	–	2	69	15	76	162
Acquisitions	–	–	–	–	–	–
Disposals and derecognition	(3)	(4)	(158)	(58)	(83)	(306)
Reclassification	(64)	64	–	–	–	–
Exchange adjustments	91	48	(11)	(7)	4	125
31 December 2024	**36**	**144**	**961**	**69**	**387**	**1,597**
Depreciation and impairment						
1 January 2023	–	2	532	80	308	922
Charge for the year	–	1	70	25	69	165
Impairment charges included within restructuring costs	–	–	52	3	1	56
Disposals and derecognition	–	–	(145)	(49)	(94)	(288)
Exchange adjustments	–	–	(29)	(14)	(24)	(67)
31 December 2023	–	3	480	45	260	788
Charge for the year	–	1	65	23	67	156
Impairment charges included within restructuring costs	–	–	2	–	–	2
Disposals and derecognition	–	(2)	(120)	(52)	(80)	(254)
Exchange adjustments	–	–	15	(9)	(10)	(4)
31 December 2024	**–**	**2**	**442**	**7**	**237**	**688**
Net book value						
31 December 2024	**36**	**142**	**519**	**62**	**150**	**909**
31 December 2023	12	31	581	74	130	828
1 January 2023	40	90	647	85	139	1,001

At 31 December 2024, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £14 million (2023: £38 million).

13. INTERESTS IN ASSOCIATES AND OTHER INVESTMENTS

The movements in 2024 and 2023 were as follows:

	Interests in associates £m	Other investments £m
1 January 2023	305	370
Additions	39	2
Share of profits of associates	25	–
Share of other comprehensive income of associates	(1)	–
Dividends	(30)	–
Other movements	(12)	–
Exchange adjustments	(19)	–
Disposals	(5)	(10)
Revaluation of other investments through profit or loss	–	(26)
Revaluation of other investments through other comprehensive income	–	(3)
Impairment charges	(15)	–
31 December 2023	287	333
Additions	–	24
Share of profits of associates	34	–
Dividends	(29)	–
Other movements[1]	3	62
Exchange adjustments	(9)	–
Disposals	(10)	–
Revaluation of other investments through profit or loss	–	(14)
Revaluation of other investments through other comprehensive income	–	(7)
Impairment charges	(23)	–
31 December 2024	**253**	**398**

Note

1 Other movements predominantly relates to a not material reclassification of investment funds from 'Trade and other receivables' to 'Other investments'

Interests in joint ventures are not material and none of the Group's associates are individually material at 31 December 2024.

The investments included above as 'Other investments' predominantly represent investments in equity securities that present the Group with the opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices at the balance sheet date. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of the latest funding rounds or other external sources where required.

The carrying values of the Group's associates are reviewed for impairment in accordance with the Group's accounting policies.

13. INTERESTS IN ASSOCIATES AND OTHER INVESTMENTS
CONTINUED

AGGREGATE INFORMATION OF ASSOCIATES THAT ARE NOT INDIVIDUALLY MATERIAL

The following table presents a summary of the aggregate financial performance of the Group's associates.

	2024 £m	2023 £m	2022 £m
Earnings/(losses) from associates (note 4)	**36**	70	(60)
Share of other comprehensive (loss)/income of associates	**–**	(1)	51
Share of total comprehensive earnings/(loss) of associates	**36**	69	(9)

The application of equity accounting is ordinarily discontinued when the investment is reduced to nil and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At 31 December 2024, share of losses of £57 million (2023: £30 million, 2022: £30 million) for the US and £196 million (2023: £138 million, 2022: £34 million) for the Rest of World have not been recognised in relation to Kantar, as the investment was previously reduced to nil in 2022.

14. DEFERRED TAX

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income Taxes. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models, where appropriate, to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- The future earnings potential determined through the use of internal forecasts
- The cumulative losses in recent years
- The various jurisdictions in which the potential deferred tax assets arise
- The history of losses carried forward and other tax assets expiring
- The timing of future reversal of taxable temporary differences
- The expiry period associated with the deferred tax assets
- The nature of the income that can be used to realise the deferred tax asset

If it is probable that some portion of these assets will not be realised, no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

The following is the analysis of the deferred tax balances:

	Gross 2024 £m	Offset of balances arising from a single transaction[1] 2024 £m	Gross balances before offset within countries 2024 £m	Offset within countries 2024 £m	**As reported 2024 £m**
Deferred tax assets	661	(93)	568	(245)	**323**
Deferred tax liabilities	(480)	93	(387)	245	**(142)**
	181	–	181	–	**181**

	Gross 2023 £m	Offset of balances arising from a single transaction[1] 2023 £m	Gross balances before offset within countries 2023 £m	Offset within countries 2023 £m	As reported 2023 £m
Deferred tax assets	684	(94)	590	(266)	324
Deferred tax liabilities	(539)	94	(445)	266	(179)
	145	–	145	–	145

Note

1 The Group has applied Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). Transactions which give rise to the recognition of an asset and a liability on the Group's balance sheet, including leases for which the Group recognises a right-of-use asset and a lease liability, lead to taxable and deductible temporary differences in certain jurisdictions. The resulting deferred tax assets and deferred tax liabilities arising from these temporary differences have been offset and reported net on the Group's balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

14. DEFERRED TAX CONTINUED

The following are the movements in the gross deferred tax assets before offset within countries recognised by the Group in 2024 and 2023:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Plant and equipment £m	Property £m	Tax losses and credits £m	Share-based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2023	74	120	48	48	54	123	32	85	5	589
(Charge)/credit to income	(6)	14	3	(12)	(5)	(12)	4	38	2	26
Credit to other comprehensive income	–	–	2	–	–	–	–	–	–	2
Exchange differences and other movements	(3)	(2)	(3)	–	7	(7)	(1)	(16)	(2)	(27)
31 December 2023	65	132	50	36	56	104	35	107	5	590
(Charge)/credit to income	(10)	(15)	2	(3)	(12)	35	(2)	(5)	6	(4)
Credit to other comprehensive income	–	–	2	–	–	–	–	–	–	2
Credit to equity	–	–	–	–	–	–	1	–	–	1
Disposal of subsidiaries	(2)	(1)	–	–	–	–	(2)	–	–	(5)
Exchange differences and other movements	(2)	(2)	(2)	(1)	4	–	–	(13)	–	(16)
31 December 2024	**51**	**114**	**52**	**32**	**48**	**139**	**32**	**89**	**11**	**568**

Other temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2024 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.

In addition the Group has recognised the following movements in the gross deferred tax liabilities before offset within countries in 2024 and 2023:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Plant and equipment £m	Other temporary differences £m	Total £m
1 January 2023	353	36	174	24	31	618
Acquisition of subsidiaries	35	–	–	–	–	35
(Credit)/charge to income	(172)	(16)	18	–	(2)	(172)
Exchange differences and other movements	(21)	(1)	(11)	(2)	(1)	(36)
31 December 2023	195	19	181	22	28	445
Acquisition of subsidiaries	8	–	–	–	–	8
(Credit)/charge to income	(28)	(6)	8	7	(7)	(26)
Disposal of subsidiaries	(15)	–	(18)	(1)	–	(34)
Exchange differences and other movements	–	1	3	(12)	2	(6)
31 December 2024	**160**	**14**	**174**	**16**	**23**	**387**

Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2024 the balance related to temporary differences in relation to unremitted earnings of subsidiaries and other temporary differences.

At the balance sheet date, the Group has deductible temporary differences of £10,040 million (2023: £10,321 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,313 million (2023: £2,399 million) of such deductible temporary differences. No deferred tax asset has been recognised in respect of the remaining £7,727 million (2023: £7,922 million) of deductible temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £77 million (2023: £92 million) that will expire within one to ten years, and £7,568 million (2023: £7,713 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,286 million (2023: £1,355 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

15. TRADE AND OTHER RECEIVABLES

The following are included in trade and other receivables:

	2024 £m	2023 £m
Amounts to be realised within one year		
Trade receivables (net of loss allowance)	**6,487**	7,055
Unbilled costs	**238**	273
VAT and sales taxes recoverable	**323**	371
Prepayments	**221**	239
Fair value of derivatives	**1**	1
Other receivables[1]	**452**	521
	7,722	8,460

Note

1 This balance does not include any individually material items

The ageing of trade receivables by due date is as follows:

2024	Carrying amount at 31 December £m	Not past due £m	Days past due: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	6,522	5,672	572	155	58	23	42
Expected credit losses	(35)	(1)	–	–	(2)	(9)	(23)
	6,487	**5,671**	**572**	**155**	**56**	**14**	**19**

2023	Carrying amount at 31 December £m	Not past due £m	Days past due: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	7,099	6,173	613	183	53	30	47
Expected credit losses	(44)	(1)	(1)	(1)	(3)	(10)	(28)
	7,055	6,172	612	182	50	20	19

	2024 £m	2023 £m
Expected credit losses		
At beginning of year	**44**	72
Charged to the income statement	**20**	15
Released to the income statement	**(7)**	(22)
Exchange adjustments	**(1)**	(5)
Utilisations and other movements	**(21)**	(16)
At end of year	**35**	44

The expected credit loss is equivalent to 0.5% (2023: 0.6%, 2022: 1.0%) of gross trade receivables. Expected credit losses on unbilled costs and other receivables were not material for the years presented. The Group considers that the carrying amount of trade and other receivables approximates their fair value.

EXPECTED CREDIT LOSSES

The Group applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for trade receivables, unbilled costs, accrued income and unbilled media. Trade receivables, unbilled costs, accrued income and unbilled media which are mainly due from large national and multinational companies, have been grouped based on shared risk characteristics and days past due. Accrued income, unbilled media and unbilled costs are deemed to have substantially the same risk characteristics as trade receivables, and therefore the expected loss rates for trade receivables are a reasonable approximation of the loss rates for accrued income, unbilled media and unbilled costs. The expected loss rates are based on historical credit losses, with consideration also given to the current economic environment, the level of credit insurance the Group has, as well as forward-looking information.

	2024 £m	2023 £m
Amounts to be realised after more than one year		
Fair value of derivatives	**4**	32
Other receivables and prepayments[1]	**170**	177
	174	209

Note

1 This balance does not include any individually material items

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Other receivables and prepayments falling due after more than one year at 31 December 2024 includes £18 million in relation to pension plans in surplus (2023: £14 million).

16. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in trade and other payables falling due within one year:

	2024 £m	2023 £m
Trade payables	**10,637**	10,826
Contingent consideration liabilities	**57**	73
Liabilities in respect of put option agreements with vendors	**1**	14
Fair value of derivatives	**32**	1
Other payables and accruals[1]	**2,329**	2,409
	13,056	13,323

Note

1 This balance includes media rebates, staff costs, indirect taxes payable and other individually not material items

The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is nil (this is level 3 fair value that is derived using a discounted cash flow approach) at 31 December 2024 (2023: £12 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

17. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in trade and other payables falling due after more than one year:

	2024 £m	2023 £m
Contingent consideration liabilities	76	126
Liabilities in respect of put option agreements with vendors	66	90
Fair value of derivatives	25	1
Other payables and accruals	62	66
	229	283

The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is approximately £68 million (this is level 3 fair value that is derived using a discounted cash flow approach) at 31 December 2024 (2023: £82 million).

The Group's approach to contingent consideration liabilities is further described in note 23. The following table sets out contingent consideration liabilities, comprising contingent consideration and the Directors' best estimates of future contingent consideration related obligations:

	2024 £m	2023 £m
Within one year	57	73
Between one and two years	38	54
Between two and three years	22	71
Between three and four years	8	1
Between four and five years	6	–
Over five years	2	–
	133	199

The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2024 £m	2023 £m
Within one year	1	14
Between one and two years	32	24
Between two and three years	15	39
Between three and four years	12	10
Between four and five years	3	6
Over five years	4	11
	67	104

18. CASH AND CASH EQUIVALENTS

	2024 £m	2023 £m
Cash at bank and deposits	1,983	2,037
Money market funds	655	181
Cash and cash equivalents as presented in the consolidated balance sheet	2,638	2,218
Bank overdrafts	(171)	(358)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,467	1,860

Money market funds are held at fair value through profit and loss. Cash at bank and deposits are held at amortised cost and the carrying value approximates the fair value.

The Group operates in a number of territories where there are regulatory restrictions. As a result, £38 million (2023: £34 million) of cash included in cash and cash equivalents is restricted for use by the Group, yet is available for use in the relevant subsidiary's day-to-day operations.

19. BORROWINGS

	2024 £m	2023 £m
Current		
Bonds	413	588
Bank overdrafts	171	358
Total current borrowings	584	946
Non-current		
Bonds	3,744	3,775
Total borrowings	4,328	4,721

The Group estimates that the fair value of bonds is £3,964 million at 31 December 2024 (2023: £4,120 million). The fair values of the bonds are based on quoted market prices and are within Level 1 of the fair value hierarchy.

The fair value of the Group's other financial liabilities held at amortised cost approximate to their fair value.

BONDS

US$ bonds At 31 December 2024, the Group had in issue $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043. In September 2024, $750 million of 3.75% bonds were repaid.

Eurobonds At 31 December 2024, the Group had in issue €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, €550 million of 4.125% bonds due May 2028, €351 million of 3.625% bonds due September 2029, €600 million of 1.625% bonds due March 2030 and €500 million of 4% bonds due September 2033.

In March 2024, the Group issued €600 million of 3.625% bonds and €650 million of 4% bonds due September 2029 and 2033, respectively. In December 2024, the Group repurchased €249 million of the 3.625% bonds and €150 million of the 4% bonds. Additionally, the Group repurchased €200 million of 4.125% bonds due May 2028.

Sterling bonds At 31 December 2024, the Group had in issue £250 million of 3.75% bonds due May 2032 and £380 million of 2.875% bonds due September 2046. By June 2024, the Group repurchased £20 million of 2.875% bonds due September 2046.

REVOLVING CREDIT FACILITY

In 2024, the Group initially had a five-year Revolving Credit Facility of $2.5 billion, set to mature in March 2026. In February 2024, this facility was refinanced for an additional five years, extending the maturity to February 2029, with the option for two further one-year extensions and no financial covenants. The first of the two-year extension options was triggered in January 2025, effective from February 2025 to extend the maturity to February 2030. Up until the refinancing date, the Group had no borrowings under the original facility (2023: $41 million; average interest rate: 4.54%). At 31 December 2024 the Revolving Credit Facility remained undrawn.

COMMERCIAL PAPER PROGRAMMES

The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper in issue in 2024 was $194 million (2023: $433 million) at an average interest rate of 5.36% (2023: 5.45%) inclusive of margin. The Group had no Euro commercial paper in issue in 2024 (2023: £45 million at an average rate of 4.90%) inclusive of margin and inclusive of the effect of currency swaps, where applicable. There was no US or Euro commercial paper outstanding at 31 December 2024.

19. BORROWINGS CONTINUED

ANALYSIS OF CHANGE IN FINANCING ACTIVITIES (INCLUSIVE OF LEASES)

The table below details changes arising from financing activities, including both cash and non-cash changes.

2024	Opening balance £m	Cash flow £m	Acquisition and disposal of subsidiaries £m	Foreign exchange £m	Interest and other £m	Closing balance £m
Borrowings[1]	4,363	(27)	–	(163)	(16)	4,157
Derivatives (notes 15,16 and 17)	(31)	(14)	–	60	37	52
Lease liabilities (note 10)[2]	2,154	(377)	–	(36)	279	2,020
Liabilities from financing activities	**6,486**	**(418)**	**–**	**(139)**	**300**	**6,229**
Cash and cash equivalents (note 18)	(2,218)	(604)	79	105	–	(2,638)
Bank overdrafts	358	(172)	–	(15)	–	171
	4,626	**(1,194)**	**79**	**(49)**	**300**	**3,762**

2023	Opening balance £m	Cash flow £m	Acquisition and disposal of subsidiaries £m	Foreign exchange £m	Interest and other £m	Closing balance £m
Borrowings[1]	4,465	(49)	49	(99)	(3)	4,363
Derivatives (notes 15, 16 and 17)	52	(46)	–	(51)	14	(31)
Lease liabilities (note 10)[2]	2,210	(362)	2	(75)	379	2,154
Liabilities from financing activities	6,727	(457)	51	(225)	390	6,486
Cash and cash equivalents (note 18)[3]	(2,492)	189	(23)	108	–	(2,218)
Bank overdrafts[3]	506	(120)	–	(28)	–	358
	4,741	(388)	28	(145)	390	4,626

Notes

1 Borrowings as presented in this table includes bonds and excludes bank overdrafts. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs

2 Repayment of lease liabilities includes £95 million (2023: £103 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 9). Interest and other within lease liabilities comprises interest on leases and the lease liability additions and disposals (note 10)

3 Prior year figures have been re-presented to reflect the separation of foreign exchange between cash and cash equivalents and bank overdrafts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

20. PROVISIONS FOR LIABILITIES AND CHARGES

The movements in 2024 and 2023 were as follows:

	Employee benefits £m	Property £m	Legal £m	Other £m	Total £m
1 January 2023	143	63	13	26	245
Charged to the income statement	3	64	23	–	90
Acquisitions	–	–	–	1	1
Utilised	(22)	(18)	–	(1)	(41)
Released to the income statement	(2)	(4)	(2)	(6)	(14)
Other movements	38	(3)	1	–	36
Exchange adjustments	(7)	(3)	–	(2)	(12)
31 December 2023	153	99	35	18	305
Charged to the income statement	14	12	102	1	129
Utilised	(33)	(17)	–	–	(50)
Released to the income statement	–	(12)	(6)	(12)	(30)
Other movements	28	(10)	–	–	18
Exchange adjustments	2	(1)	1	1	3
31 December 2024	**164**	**71**	**132**	**8**	**375**

	2024 £m	2023[1] £m
Current	**143**	55
Non-Current	**232**	250
	375	305

Note

1 Current provisions for liabilities and charges, which were not material, were previously presented within Non-current provisions for liabilities and charges. The prior year has been restated to reflect Current provision for liabilities and charges of £55 million and Non-current provisions for liabilities and charges of £250 million

Employee benefits relate to statutory or contractual employee entitlements where there is uncertainty over the timing or amount of the settlement. The majority of this provision relates to various employee defined contribution and deferred compensation plans in the USA. It is anticipated that these costs will be incurred when employees choose to take their benefits or depart from the Group.

Property provisions relate primarily to onerous property contracts and decommissioning where the Group has the obligation to make-good its leased properties. Where the Group has made a decision to exit a leased property, onerous property contract provisions do not include rent in accordance with IFRS 16 Leases, however they do include unavoidable costs related to the lease such as ongoing service charges. Utilisation of the recognised provisions is expected to occur in conjunction with the profile of the leases to which they relate.

Legal provisions of £132 million (2023: £35 million) relate to certain on-going legal proceedings and claims, which from time to time the Company and its subsidiaries are parties to, which arise in the ordinary course of business. The £102 million (2023: £23 million) charged to the income statement includes the £68 million charge (2023: £11 million gain) described in note 3 and other not material items. The Group expects £123 million of the provision to be settled in less than one year, with £9 million of the provision to be settled in more than one year. The Directors do not consider that there is a significant risk of any material additional charges or credits in respect of these matters within the next financial year, beyond the amounts already provided.

Other provisions include various items that are not material and do not fall within the Group's categories of provisions above.

21. SHARE-BASED PAYMENTS

Charges for share-based incentive plans were as follows:

	2024 £m	2023 £m	2022 £m
Share-based payments	**109**	140	122

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

RESTRICTED STOCK PLANS

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's Employee Share Ownership Plan (ESOP) Trusts. The most significant current schemes are as follows:

EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is three or five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the performance period. Vesting is conditional on continued employment throughout the vesting period.

The 2022, 2023 and 2024 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

BONUS-RELATED SHARE AWARDS

The Group grants bonuses to key executives in the form of share awards under the Executive Share Award (ESA), Performance Share Awards (PSA) or Short-term Incentive Plans (STIP) plans which are all conditional stock awards made from annual bonus pools. The awards are dependent upon annual performance targets, typically based on one or more of: revenue less pass-through costs, operating profit and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

LEADERSHIP SHARE AWARDS

WPP Leadership Awards are conditional stock awards made to around 1,800 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.

VALUATION METHODOLOGY

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed below including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

21. SHARE-BASED PAYMENTS CONTINUED

MARKET/NON-MARKET CONDITIONS

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant charge for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2024 number m	Granted number[1] m	Forfeited number m	Vested number m	**Non-vested 31 December 2024 number m**
Executive Performance Share Plan (EPSP)	23	11	(5)	(4)	**25**
Bonus-related share awards	12	7	(1)	(6)	**12**
Leadership Share Awards	12	5	(1)	(3)	**13**
Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	950p	738p	980p	949p	**853p**
Bonus-related share awards	903p	820p	861p	877p	**873p**
Leadership Share Awards	848p	872p	844p	1,026p	**821p**

	Non-vested 1 January 2023 number m	Granted number[1] m	Forfeited number m	Vested number m	**Non-vested 31 December 2023 number m**
Executive Performance Share Plan (EPSP)	20	8	(1)	(4)	**23**
Bonus-related share awards	7	7	(1)	(1)	**12**
Leadership Share Awards	11	6	(1)	(4)	**12**
Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	924p	919p	947p	752p	**950p**
Bonus-related share awards	950p	862p	925p	910p	**903p**
Leadership Share Awards	899p	654p	934p	673p	**848p**

Note

[1] The Granted number of awards for the year ended 31 December 2024 includes 1.2 million (2023: 0.5 million) of dividend equivalent shares granted on vesting of current year awards

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2024 was £136 million (2023: £82 million, 2022: £65 million).

SHARE OPTIONS

TERMS OF SHARE OPTION PLANS

The WPP Share Option Plan 2015 (WSOP) is the only active share option plan within the Group. Two kinds of options over ordinary shares can be granted under this plan, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions. Grants made to Executive employees under this plan are on a discretionary basis only. All Share Options are satisfied out of newly issued shares.

The Group grants stock options with a life of up to ten years, including the vesting period.

No options are outstanding under the predecessor 'all-employee' Worldwide Share Ownership Plan (WWOP) and the discretionary Executive Stock Option Plan. The balance of options outstanding under the Worldwide Share Ownership Plan at 1 January 2024 of 650,825 ordinary shares (exercise price £13.15) and 72,695 ADRs (exercise price $102.67) expired in full in the year. There were no outstanding options under the Executive Stock Option Plan at 1 January or 31 December 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

21. SHARE-BASED PAYMENTS CONTINUED

The aggregate status of the WPP Share Option Plans during 2024 was as follows:

MOVEMENTS ON OPTIONS GRANTED (REPRESENTED IN ORDINARY SHARES)

2024	1 January m	Granted m	Exercised[1] m	Forfeited m	**Outstanding 31 December m**	Exercisable 31 December m
WWOP	1	–	–	(1)	**–**	–
WSOP	24	8	–	(4)	**28**	12
	25	8	–	(5)	**28**	12

2023	1 January m	Granted m	Exercised[1] m	Forfeited m	Outstanding 31 December m	Exercisable 31 December m
WWOP	2	–	–	(1)	1	–
WSOP	21	5	–	(2)	24	7
	23	5	–	(3)	25	7

WEIGHTED AVERAGE EXERCISE PRICE FOR OPTIONS OVER ORDINARY SHARES AND ADRS

2024	1 January	Granted	Exercised	Forfeited	**Outstanding 31 December[2]**	Exercisable 31 December
Ordinary shares (£)						
WWOP	13	–	–	13	**–**	–
WSOP	10	8	7	9	**9**	11
ADRs ($)						
WWOP	103	–	–	103	**–**	–
WSOP	63	54	45	61	**61**	73

2023	1 January	Granted	Exercised	Forfeited	Outstanding 31 December	Exercisable 31 December
Ordinary shares (£)						
WWOP	13	–	–	13	13	–
WSOP	10	–	8	10	10	–
ADRs ($)						
WWOP	106	–	–	110	103	–
WSOP	68	–	49	66	63	44

Notes

1 The exercised number of WSOP shares for the year ended 31 December 2024 is 0.2 million (2023: 0.1 million)

2 The range of exercises prices for the Outstanding Ordinary Shares is £7.07-£17.06 with a weighted average contractual life of 82 months. The range of exercises prices for the Outstanding ADRs is $44.12-$115.94 with a weighted average contractual life of 85 months

21. SHARE-BASED PAYMENTS CONTINUED

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

Outstanding	2024	2023	2022
Fair value of UK options (shares)	**134.0p**	131.0p	177.0p
Fair value of US options (ADRs)	**$6.9**	$8.6	$11.5
Weighted average assumptions			
UK risk-free interest rate	**3.8%**	4.0%	2.9%
US risk-free interest rate	**4.2%**	4.5%	4.1%
Expected life (months)	**48**	48	48
Expected volatility	**25.0%**	33.0%	32.0%
Dividend yield	**4.6%**	5.6%	3.9%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2024 was £7.72 (2023: £8.41, 2022: £9.13) and the average ADR price for the same period was $49.33 (2023: $52.31, 2022: $56.80). The average share price of the Group for year ended 31 December 2024 approximates the weighted average share price during the periods of exercise throughout the year.

Expected volatility is sourced from external market data and represents the historical volatility in the Group share price over a period equivalent to the expected option life.

Expected life is based on a review of historical exercise behaviour in the context of the contractual terms of the options, as described in more detail on page 173.

22. EMPLOYEE BENEFIT OBLIGATIONS

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2024 £m	2023 £m	2022 £m
Defined contribution plans	**202**	198	191
Defined benefit plans charge to operating profit	**13**	15	14
Pension costs (note 5)	**215**	213	205
Net interest expense on pension plans (note 6)	**4**	4	2
	219	217	207

DEFINED BENEFIT PLANS

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2024.

The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP-sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2024 amounted to £20 million (2023: £20 million, 2022: £24 million). Employer contributions and benefit payments in 2025 are expected to be approximately £18 million.

(A) ASSETS AND LIABILITIES

At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2024 £m	%	2023 £m	%
Equities	**25**	**10**	24	9
Bonds	**175**	**70**	170	66
Cash	**8**	**3**	18	7
Other	**43**	**17**	47	18
Total fair value of assets	**251**	**100**	259	100
Present value of liabilities	**(365)**		(381)	
Deficit in the plans	**(114)**		(122)	
Irrecoverable surplus	**–**		–	
Net liability[1]	**(114)**		(122)	
Plans in surplus[2]	**18**		14	
Plans in deficit	**(132)**		(136)	

Notes

1 The related deferred tax asset is discussed in note 14

2 The net asset related to plans in surplus of £18 million for 31 December 2024 (2023: £14 million) is recorded in the consolidated balance sheet within other receivables and prepayments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

22. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

All plan assets have quoted prices in active markets with the exception of other assets.

Surplus/(deficit) in plans by region	2024 £m	2023 £m
UK	**1**	1
North America	**(23)**	(30)
Western Continental Europe	**(56)**	(60)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(36)**	(33)
Deficit in the plans	**(114)**	(122)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2024 Surplus/ (deficit) £m	2024 Present value of liabilities £m	2023 Surplus/ (deficit) £m	2023 Present value of liabilities £m
Funded plans by region				
UK	**1**	**(9)**	1	(9)
North America	**11**	**(174)**	7	(183)
Western Continental Europe	**(29)**	**(65)**	(34)	(70)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(3)**	**(23)**	(5)	(28)
Deficit/liabilities in the funded plans	**(20)**	**(271)**	(31)	(290)
Unfunded plans by region				
North America	**(34)**	**(34)**	(37)	(37)
Western Continental Europe	**(27)**	**(27)**	(26)	(26)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(33)**	**(33)**	(28)	(28)
Deficit/liabilities in the unfunded plans	**(94)**	**(94)**	(91)	(91)
Deficit/liabilities in the plans	**(114)**	**(365)**	(122)	(381)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(B) ASSUMPTIONS

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2024 % pa	2023 % pa	2022 % pa
UK			
Discount rate[1]	**5.2**	4.7	5.1
Rate of increase in pensions in payment	**2.6**	2.5	4.4
Inflation	**3.2**	3.1	3.0
North America			
Discount rate[1]	**5.4**	4.9	5.2
Rate of increase in salaries[2]	**n/a**	n/a	n/a
Western Continental Europe			
Discount rate[1]	**3.3**	3.4	4.1
Rate of increase in salaries	**2.5**	2.5	2.5
Rate of increase in pensions in payment	**2.0**	2.0	2.0
Inflation	**2.0**	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe			
Discount rate[1]	**6.4**	6.5	6.4
Rate of increase in salaries	**6.2**	6.2	5.7
Inflation	**2.9**	3.4	3.4

Notes

1 Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds

2 The salary assumptions are no longer applicable to the US as all plans were frozen. Active participants will not accrue additional benefits for future services under these plans

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset-class risk. The investment strategy of the Group varies by country, albeit there was a general directive by the Group in recent years to de-risk the larger funded plans (mainly in the US and UK) and move towards a liability driven investment strategy.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

22. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

At 31 December 2024, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plan	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.8	22.0	21.4	21.2	n/a
Current pensioners (at age 65) – female	23.6	23.5	23.4	24.2	n/a
Future pensioners (current age 45) – male	23.4	23.4	23.1	23.4	n/a
Future pensioners (current age 45) – female	25.1	24.8	25.2	26.1	n/a

Note
1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The life expectancies after age 65 at 31 December 2023 were 21.8 and 23.6 for male and female current pensioners (at age 65) respectively, and 23.5 and 25.2 for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next ten years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plan	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	7.5	6.8	5.4	10.3	5.5
Expected benefit payments over the next ten years (£m)					
Within 12 months	31	19	1	6	5
In 2026	30	19	1	5	5
In 2027	30	19	1	6	4
In 2028	28	16	1	7	4
In 2029	30	18	1	6	5
In the next five years	144	83	2	31	28

Note
1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

Sensitivity analysis of significant actuarial assumptions	**(Decrease)/increase in benefit obligation**	
	2024 £m	2023 £m
Discount rate		
Increase by 25 basis points:		
UK	–	–
North America	**(3)**	(4)
Western Continental Europe	**(2)**	(2)
Other[1]	**(1)**	(1)
Decrease by 25 basis points:		
UK	–	–
North America	**3**	4
Western Continental Europe	**2**	2
Other[1]	**1**	1
Rate of increase in salaries		
Increase by 25 basis points:		
Western Continental Europe	**1**	1
Other[1]	**1**	–
Decrease by 25 basis points:		
Western Continental Europe	**(1)**	(1)
Other[1]	**(1)**	(1)
Rate of increase in pensions in payment		
Increase by 25 basis points:		
UK	–	–
Western Continental Europe	**1**	1
Decrease by 25 basis points:		
UK	–	–
Western Continental Europe	**(1)**	(1)
Life expectancy		
Increase in longevity by one additional year:		
UK	**1**	1
North America	**3**	3
Western Continental Europe	**3**	3

Note
1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

(C) PENSION EXPENSE

The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2024 £m	2023 £m	2022 £m
Service cost[1]	**12**	12	11
Administrative expenses	**1**	3	3
Charge to operating profit	**13**	15	14
Net interest expense on pension plans	**4**	4	2
Charge to profit before taxation for defined benefit plans	**17**	19	16

Note
1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2024 £m	2023 £m	2022 £m
Return on plan assets (excluding interest income)	**(4)**	7	(128)
Changes in demographic assumptions underlying the present value of the plan liabilities	**–**	(1)	–
Changes in financial assumptions underlying the present value of the plan liabilities	**11**	(14)	144
Experience loss arising on the plan liabilities	**(4)**	(1)	–
Change in irrecoverable surplus	**–**	–	–
Actuarial gain/(loss) recognised in OCI	**3**	(9)	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

22. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

(D) MOVEMENT IN PLAN LIABILITIES
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2024 £m	2023 £m	2022 £m
Plan liabilities at beginning of year	**381**	553	689
Service cost[1]	**12**	12	11
Interest cost	**16**	21	16
Actuarial loss/(gain):			
Effect of changes in demographic assumptions	**–**	1	–
Effect of changes in financial assumptions	**(11)**	14	(144)
Effect of experience adjustments	**4**	1	–
Benefits paid	**(33)**	(38)	(52)
(Gain)/loss due to exchange rate movements	**(2)**	(17)	40
Settlement payments[2]	**(1)**	(163)	(9)
Other[3]	**(1)**	(3)	2
Plan liabilities at end of year	**365**	381	553

Notes
1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments
2 During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement
3 Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented

(E) MOVEMENT IN PLAN ASSETS
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2024 £m	2023 £m	2022 £m
Fair value of plan assets at beginning of year	**259**	431	552
Interest income on plan assets	**12**	16	13
Loss on plan assets (excluding interest income)	**(4)**	6	(127)
Employer contributions	**20**	20	24
Benefits paid	**(33)**	(38)	(52)
Gain/(loss) due to exchange rate movements	**1**	(12)	31
Settlement payments[1]	**(1)**	(163)	(9)
Administrative expenses	**(1)**	(3)	(3)
Other[2]	**(2)**	2	2
Fair value of plan assets at end of year	**251**	259	431
Actual return/(loss) on plan assets	**8**	22	(114)

Notes
1 During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement
2 Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

CAPITAL RISK MANAGEMENT
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of debt and equity. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 19, cash and cash equivalents in note 18 and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in note 25.

	2024 £m	2023 £m
Cash and cash equivalents (note 18)	**2,638**	2,218
Borrowings due within one year (note 19)	**(584)**	(946)
Borrowings due after one year (note 19)	**(3,744)**	(3,775)
Cash and cash equivalents less borrowings	**(1,690)**	(2,503)
Equity	**3,734**	3,833
Capital	**2,044**	1,330

FINANCIAL RISK MANAGEMENT
Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

LIQUIDITY RISK
Liquidity risk is the risk that the Group cannot meet its financial obligations to repay financial liabilities when they fall due. The Group maintains substantial cash and cash equivalents which at 31 December 2024 amounted to £2.6 billion (2023: £2.2 billion) and a five-year Revolving Credit Facility of $2.5 billion (2023: $2.5 billion) due February 2029, with the option for two further one-year extensions. The first of the two-year extension options was triggered in January 2025, effective from February 2025 to extend the maturity to February 2030, which remained undrawn at 31 December 2024 (2023: undrawn).

The Group's liquidity risk is concentrated towards bond principal repayments between 2025 and 2046 (2023: 2024 and 2046).

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

The following table is an analysis of future anticipated cash flows, in the form of interest and principal repayments, in relation to the Group's financial liabilities and derivatives, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

At 31 December 2024	Bank overdrafts £m	Bonds[1] £m	Lease liabilities £m	**Total borrowings and leases £m**	Trade payables and other financial liabilities[2] £m	**Total non-derivative financial instruments £m**	Derivative financial instruments receivable £m	Derivative financial instruments payable £m	**Total derivative financial instruments £m**	**Total £m**
Within one year	(171)	(536)	(353)	**(1,060)**	(12,130)	**(13,190)**	1,244	(1,296)	**(52)**	**(13,242)**
Between one and two years	–	(736)	(307)	**(1,043)**	(76)	**(1,119)**	99	(119)	**(20)**	**(1,139)**
Between two and three years	–	(723)	(281)	**(1,004)**	(45)	**(1,049)**	62	(80)	**(18)**	**(1,067)**
Between three and four years	–	(542)	(256)	**(798)**	(25)	**(823)**	516	(542)	**(26)**	**(849)**
Between four and five years	–	(359)	(235)	**(594)**	(13)	**(607)**	632	(656)	**(24)**	**(631)**
Over five years	–	(2,265)	(1,260)	**(3,525)**	(9)	**(3,534)**	479	(525)	**(46)**	**(3,580)**
	(171)	(5,161)	(2,692)	**(8,024)**	(12,298)	**(20,322)**	3,032	(3,218)	**(186)**	**(20,508)**
Effect of discounting/ financing rates	–	1,004	672	**1,676**	26	**1,702**	–	–	**134**	**1,836**
Total	**(171)**	**(4,157)**	**(2,020)**	**(6,348)**	**(12,272)**	**(18,620)**	**–**	**–**	**(52)**	**(18,672)**

At 31 December 2023	Bank overdrafts £m	Bonds[1] £m	Lease liabilities £m	Total borrowings and leases £m	Trade payables and other financial liabilities[2] £m	Total non-derivative financial instruments £m	Derivative financial instruments receivable £m	Derivative financial instruments payable £m	Total derivative financial instruments £m	Total £m
Within one year	(358)	(711)	(406)	(1,475)	(12,335)	(13,810)	992	(1,018)	(26)	(13,836)
Between one and two years	–	(535)	(327)	(862)	(84)	(946)	495	(503)	(8)	(954)
Between two and three years	–	(746)	(282)	(1,028)	(131)	(1,159)	47	(52)	(5)	(1,164)
Between three and four years	–	(726)	(261)	(987)	(13)	(1,000)	47	(52)	(5)	(1,005)
Between four and five years	–	(704)	(231)	(935)	(10)	(945)	718	(650)	68	(877)
Over five years	–	(1,859)	(1,265)	(3,124)	(20)	(3,144)	–	–	–	(3,144)
	(358)	(5,281)	(2,772)	(8,411)	(12,593)	(21,004)	2,299	(2,275)	24	(20,980)
Effect of discounting/ financing rates	–	918	618	1,536	52	1,588	–	–	7	1,595
Total	(358)	(4,363)	(2,154)	(6,875)	(12,541)	(19,416)	–	–	31	(19,385)

Notes

1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which the noteholder shall have the option to require the issuer to redeem or repay the notes within 45 days of the notice period

2 Includes deferred income and customer advances of £1,160 million (2023: £1,319 million) within one year. Also includes contingent consideration liabilities, liabilities in respect of put option agreements with vendors and non-derivative financial liabilities within trade and other payables as disclosed in note 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

FOREIGN CURRENCY RISK

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps, forward foreign exchange contracts and non-deliverable forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pound sterling and euros. The Group's borrowings (including cross currency swaps) at 31 December 2024 were primarily made up of $1,284 million, £1,501 million and €2,101 million (2023: $1,874 million, £1,094 million and €2,100 million). The Group's average gross debt during the course of 2024 was $1,683 million, £1,900 million and €2,100 million (2023: $2,511 million, £1,173 million and €2,321 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

INTEREST RATE RISK

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure using underlying debt, interest rate swaps and other banking or finance arrangements to achieve a balanced mix of fixed and floating rate debt. The Group's interest rate profile and risk is reviewed regularly at the Group's Treasury Committee.

At 31 December 2024, including the effect of interest rate and cross currency swaps, 100% of the Group's US dollar, sterling and euro debt is at fixed interest rates.

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency interest rate swaps:

2024	£m	Fixed rate[1]	Maturity[1] (months)
Currency			
$ – fixed	**1,026**	**5.24**	**91**
£ – fixed	**1,501**	**3.53**	**83**
€ – fixed	**1,736**	**2.12**	**36**
	4,263		

2023	£m	Fixed rate[1]	Maturity[1] (months)
Currency			
$ – fixed	1,472	4.62	66
£ – fixed	1,094	2.97	130
€ – fixed	1,820	2.12	48
	4,386		

Note

1 Weighted average

SENSITIVITY ANALYSIS

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

CURRENCY RISK

A 10% strengthening of sterling against the Group's major currencies would result in the following impacts on the income statement and equity, which would arise on the retranslation of foreign currency-denominated monetary items. A 10% weakening of sterling would have an equal and opposite effect.

	Impact on income statement Gain/(loss)		Impact on equity Gain/(loss)	
	2024 £m	2023 £m	**2024 £m**	2023 £m
US dollar	**(82)**	41	**93**	18
Euro	**105**	186	**–**	–

INTEREST RATE RISK

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2024 would decrease profit before tax by approximately £13 million (2023 increase of £19 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.

CREDIT RISK

The Group's principal financial assets are cash and cash equivalents, trade and other receivables and other investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of expected credit losses, estimated by the Group's management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 6.5% of total trade receivables at 31 December 2024 (2023: 6.3%).

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

2024	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
Current and non-current assets					
Trade and other receivables	–	–	–	10,197	10,197
Derivative assets	4	1	–	–	5
Other investments	–	306	92	–	398
Cash and cash equivalents	–	655	–	1,983	2,638
Current and non-current liabilities					
Trade and other payables	–	–	–	(10,912)	(10,912)
Deferred income and customer advances	–	–	–	(1,160)	(1,160)
Borrowings	–	–	–	(4,328)	(4,328)
Derivative liabilities	(55)	(2)	–	–	(57)
Contingent consideration liabilities	–	(133)	–	–	(133)
Liabilities in respect of put options	–	–	–	(67)	(67)
	(51)	**827**	**92**	**(4,287)**	**(3,419)**

2023	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
Current and non-current assets					
Trade and other receivables	–	–	–	10,719	10,719
Derivative assets	31	2	–	–	33
Other investments	–	258	75	–	333
Cash and cash equivalents	–	181	–	2,037	2,218
Current and non-current liabilities					
Trade and other payables	–	–	–	(10,919)	(10,919)
Deferred income and customer advances[1]	–	–	–	(1,319)	(1,319)
Borrowings	–	–	–	(4,721)	(4,721)
Derivative liabilities	–	(2)	–	–	(2)
Contingent consideration liabilities	–	(199)	–	–	(199)
Liabilities in respect of put options	–	–	–	(104)	(104)
	31	240	75	(4,307)	(3,961)

Note

1 The prior year table has been re-presented to include deferred income and customer advances

Deferred income and customer advances are held at amortised cost and the carrying value approximates the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2024	Level 1 £m	Level 2 £m	Level 3 £m	**Total £m**
Derivatives in designated hedge relationships				
Derivative assets	–	4	–	**4**
Derivative liabilities	–	(55)	–	**(55)**
Held at fair value through profit or loss				
Money market funds	655	–	–	**655**
Other investments	73	–	233	**306**
Derivative assets	–	1	–	**1**
Derivative liabilities	–	(2)	–	**(2)**
Contingent consideration liabilities	–	–	(133)	**(133)**
Held at fair value through other comprehensive income				
Other investments	3	–	89	**92**

2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivatives in designated hedge relationships				
Derivative assets	–	31	–	31
Derivative liabilities	–	–	–	–
Held at fair value through profit or loss				
Money market funds	181	–	–	181
Other investments	1	–	257	258
Derivative assets	–	2	–	2
Derivative liabilities	–	(2)	–	(2)
Contingent consideration liabilities	–	–	(199)	(199)
Held at fair value through other comprehensive income				
Other investments	7	–	68	75

Reconciliation of level 3 fair value measurements:

	Contingent consideration liabilities £m	Other investments £m
1 January 2023	(160)	359
Gains/(losses) recognised in the income statement	51	(27)
Gains recognised in other comprehensive income	–	1
Exchange adjustments	2	–
Additions	(150)	3
Disposals	–	(11)
Settlements	58	–
31 December 2023	(199)	325
Gains/(losses) recognised in the income statement	1	(29)
Exchange adjustments	1	2
Additions	(33)	24
Settlements	97	–
31 December 2024	**(133)**	**322**

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA ('International Swaps and Derivatives Association') agreements where each party has the option to settle amounts on a net basis in the event of default from the other.

The following table sets out the carrying amount of recognised financial instruments that are subject to the above agreements. The column 'Net amount' shows the impact on the Group's consolidated statement of financial position if offset rights were exercised.

	31 December 2024			**31 December 2023**		
	Gross amounts presented in Balance Sheet £m	Right of set off with derivative counterparties £m	Net amount £m	Gross amounts presented in Balance Sheet £m	Right of set off with derivative counterparties £m	Net amount £m
Derivative financial assets	5	(5)	–	33	5	38
Derivative financial liabilities	(57)	5	(52)	(2)	(5)	(7)
Total	**(52)**	**–**	**(52)**	31	–	31

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

CONTINGENT CONSIDERATION LIABILITIES AND LIABILITIES IN RESPECT OF PUT OPTIONS

Future anticipated payments due to vendors in respect of contingent consideration liabilities are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition

As of 31 December 2024, the potential undiscounted amount of future payments that could be required under the contingent consideration agreements for acquisitions completed in the current year and for all contingent consideration agreements ranges from £nil to £51 million (2023: £nil to £326 million) and £nil to £594 million (2023: £nil to £753 million), respectively. The decrease in maximum potential undiscounted amount of future payments for all contingent consideration agreements is due to arrangements that have been completed and paid, or amended, which is partially offset by contingent consideration agreements related to current year acquisitions or increases in ownership. For certain current year step-up acquisitions the maximum payment under the contingent consideration agreement is not limited.

At 31 December 2024, the weighted average growth rate in estimating future financial performance of contingent consideration liabilities was 21.5% (2023: 14.3%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2024 was 4.9% (2023: 6.3%). A change to either of these inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

OTHER INVESTMENTS

The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including external funding rounds and earnings multiples. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

HEDGE ACCOUNTING

The Group uses foreign currency borrowings, foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as fair value hedges, cash flow hedges or net investment hedges in accordance with IFRS 9.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Sources of hedge effectiveness will depend on the hedge relationship designation but may include:

- a significant change in the credit risk of either party to the hedging relationship
- a timing mismatch between the hedging instrument and the hedged item;
- movements in foreign currency basis spread for derivatives in a fair value hedge;
- impairment to the Group's net investment in US dollars

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting, for all of the Group's existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss not expected to be material.

CASH FLOW AND FAIR VALUE HEDGE ACCOUNTING

In March 2024, the Group issued a €600 million bond due September 2029 and a €650 million bond due September 2033. Concurrently, the Group entered into cross currency swap contracts with receipts of €600 million and payments of £513 million due in September 2029, cross currency swap contracts with receipts of €650 million and payments of £556 million due in September 2033 and a £556 million interest rate swap contract due in March 2025 to mitigate foreign currency and interest rate risks. The Group applied cash flow hedge accounting for the 2025 and 2029 hedges and fair value hedge accounting for the 2033 hedge.

In December 2024, the Group repurchased €200 million of the bond due in May 2028, €249 million of the bond due in September 2029 and €150 million of the bond due in September 2033. Concurrently, the Group terminated cross currency swap contracts with receipts of €200 million and payments of $216 million due in May 2028, cross currency swap contracts with receipts of €250 million and payments of £214 million due in September 2029, cross currency swap contracts with receipts of €150 million and payments of £128 million due in September 2033 and £128 million of interest rate swap contracts due in March 2025. The Group ceased to apply hedge accounting for this portion the hedge.

NET INVESTMENT HEDGE ACCOUNTING

In November 2024, the Group entered into cross currency swap contracts due in September 2029 with receipts of £300 million and payments of $377 million as a hedge of the Group's foreign currency translation risk arising on consolidation of the Group's net investment in its USD foreign operations. The Group applied net investment hedge accounting.

In September 2024, $750 million of bonds, designated as hedging instruments in a net investment hedge relationship, were repaid. The Group ceased to apply net investment hedge accounting for this portion of the hedge.

HEDGE ACCOUNTING SUMMARY

At 31 December 2024, the Group had the following financial instruments designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group's net investment in its USD foreign operations:

- $595 million leg of its cross currency swaps due May 2028
- $377 million leg of its cross currency swaps due September 2029
- $93 million bond due September 2042
- $220 million bond due November 2043

At 31 December 2024, the Group had the following financial derivative instruments in designated fair value hedging relationships:

- €500 million leg of its cross currency interest rate swaps due September 2033

At 31 December 2024, the Group had the following financial derivative instruments in designated cashflow hedging relationships:

- €500 million leg of its cross currency swaps due March 2025
- £428 million interest rate swaps due March 2025
- €550 million leg of its cross currency swaps due May 2028
- €350 million leg of its cross currency swaps due September 2029
- £63 million of non-deliverable forward foreign exchange contracts due between 2025 and 2028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

The following table represents the Group's continued designated hedge relationships under IFRS 9.

	Cash flow hedges of foreign currency risk[1]		Cash flow hedges of interest rate risk[2]		Fair value hedges of foreign currency and interest rate risk		Net investment hedges of foreign currency risk	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023
Carrying amount of derivative hedging instruments[3]	**£(56)m**	£(17)m	**–**	–	**£(15)m**	–	**£20m**	£48m
Carrying amount of non-derivative hedging instruments (bonds)	**–**	–	**–**	–	**–**	–	**£(244)m**	£(835)m
Notional amount of hedged items	**€1,400m**	€1,250m	**£428m**	–	**€500m**	–	**–**	–
Notional amount of hedging instruments	**€1,400m**	€1,250m	**£428m**	–	**€500m**	–	**US$1,285m**	US$1,874m
Notional amount of hedged net assets	**–**	–	**–**	–	**–**	–	**US$1,285m**	US$1,874m
Change in fair value of hedged items gain/(loss)	**£2m**	£32m	**–**	–	**£4m**	–	**£3m**	£(108)m
Change in fair value of hedging instrument (loss)/gain	**£(5)m**	£(29)m	**–**	–	**£(7)m**	–	**£(3)m**	£110m
Hedge ineffectiveness (loss)/gain	**£(3)m**	£3m	**–**	–	**£(3)m**	–	**–**	£2m
Fair value (loss)/gain arising on hedging instruments deferred to OCI	**£(35)m**	£(43)m	**–**	–	**–**	–	**£(3)m**	£108m
Fair value amounts reclassified to profit and loss	**£58m**	£44m	**–**	–	**–**	–	**–**	–
Maturity date	**2025-29**	2025-28	**2025**	–	**2033**	–	**2028-43**	2024-43
Weighted average interest rate	**4.45%**	4.43%	**4.96%**	–	**SONIA**	–	**5.24%**	4.62%
Weighted average FX rate[4]	**1.14**	1.13	**–**	–	**1.17**	–	**1.24**	1.23

Notes

1 Relates to fix to fix Euro to GBP cross currency swaps designated as cash flow hedges

2 Relates to float to fix GBP interest rate swaps

3 This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet

4 Weighted average fx rate is GBP against the currency in which the hedged item is presented

24. AUTHORISED AND ISSUED SHARE CAPITAL

	Equity ordinary shares[1]	Nominal value £m
Authorised		
1 January 2022	1,750,000,000	175
31 December 2022	1,750,000,000	175
31 December 2023	1,750,000,000	175
31 December 2024	**1,750,000,000**	**175**
Issued and fully paid		
1 January 2022	1,224,459,550	122
Exercise of share options	125,700	–
Share cancellations	(83,157,954)	(8)
At 31 December 2022	**1,141,427,296**	**114**
Exercise of share options	85,900	–
At 31 December 2023	**1,141,513,196**	**114**
Exercise of share options	248,625	–
Share cancellations	(50,367,570)	(5)
At 31 December 2024	**1,091,394,251**	**109**

Note

1 Ordinary shares have a par value of £0.10

COMPANY'S OWN SHARES

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group's share-based incentive plans.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2024 was 39,769 (2023: 490,646, 2022: 1,211,974), and £0.3 million (2023: £4 million, 2022: £10 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2024 was 12,591,893 (2023: 66,675,497, 2022: 70,489,953) and £104 million (2023: £502 million, 2022: £578 million) respectively.

25. OTHER RESERVES

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2022	14	(577)	–	227	(336)
Foreign exchange differences on translation of foreign operations	–	–	–	408	408
Loss on net investment hedges	–	–	–	(141)	(141)
Cash flow hedges:					
Fair value gain arising on hedging instruments	–	–	38	–	38
Amounts reclassified to profit or loss	–	–	(38)	–	(38)
Share of other comprehensive income of associate undertakings	–	–	–	32	32
Share cancellations	8	–	–	–	8
Recognition and remeasurement of financial instruments	–	102	–	–	102
Share purchases – close period commitments	–	212	–	–	212
Balance at 31 December 2022	22	(263)	–	526	285
Foreign exchange differences on translation of foreign operations	–	–	–	(404)	(404)
Gain on net investment hedges	–	–	–	108	108
Cash flow hedges:					
Fair value loss arising on hedging instruments	–	–	(43)	–	(43)
Amounts reclassified to profit or loss	–	–	44	–	44
Share of other comprehensive income of associate undertakings	–	–	–	(1)	(1)
Recognition/derecognition of liabilities in respect of put options	–	198	–	–	198
Balance at 31 December 2023	22	(65)	1	229	187
Foreign exchange differences on translation of foreign operations	–	–	–	(70)	(70)
Loss on net investment hedges	–	–	–	(3)	(3)
Cash flow hedges:					
Fair value loss arising on hedging instruments	–	–	(35)	–	(35)
Amounts reclassified to profit or loss	–	–	58	–	58
Cost of hedging	–	–	(8)	–	(8)
Share cancellations	5	–	–	–	5
Net movement in own shares held by ESOP Trusts	–	–	–	(8)	(8)
Recognition/derecognition of liabilities in respect of put options	–	25	–	–	25
Balance at 31 December 2024	**27**	**(40)**	**16**	**148**	**151**

The capital redemption reserve relates entirely to share cancellations.

The equity reserve primarily relates to the recognition/derecognition of liabilities in respect of put option agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2023, the Company sold a portion of its ownership of FGS to KKR. As part of this transaction the previous put option granted to management shareholders was derecognised. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.

The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.

The translation reserve comprises:

	2024 £m	2023 £m	2023 £m
Balance relating to continuing net investment hedges	**(86)**	(53)	(144)
Balance relating to discontinued net investment hedges	**(38)**	(68)	(85)
Balance relating to foreign exchange differences on translation of foreign operations	**272**	350	755
	148	229	526

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

26. ORDINARY DIVIDENDS

Amounts recognised as distributions to equity holders in the year:

	2024	2023	2022	2024	2023	2022
Per share	Pence per share			**£m**	£m	£m
Final dividend in respect of the prior year	**24.4p**	24.4p	18.7p	**263**	262	203
Interim dividend in respect of the current year	**15.0p**	15.0p	15.0p	**162**	161	162
	39.4p	39.4p	33.7p	**425**	423	365

	2024	2023	2022	2024	2023	2022
Per ADR[1]	Cents per ADR			**$m**	$m	$m
Final dividend in respect of the prior year	**151.7¢**	150.8¢	128.6¢	**327**	324	280
Interim dividend in respect of the current year	**95.9¢**	93.3¢	92.7¢	**207**	200	200
	247.6	244.1¢	221.3¢	**534**	524	480

Proposed final dividend for the year ended 31 December 2024:

	2024	2023	2022
Per share	Pence per share		
Final dividend	**24.4p**	24.4p	24.4p

	2024	2023	2022
Per ADR[1]	Cents per share		
Final dividend	**156.0¢**	151.7¢	150.8¢

Note

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.2785 (2023: US$1.2438, 2022: US$1.2363) This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

The payment of dividends will not have any tax consequences for the Group.

Final dividends are paid in the subsequent year to which they relate.

At 31 December 2024 the WPP plc (the parent Company) distributable reserves amounted to £4,012 million (2023: £4,798 million) which, under the Companies (Jersey) Law 1991, is total reserves excluding share capital and capital redemption reserve. Further details of the Company's share capital are shown in note 24.

27. ACQUISITIONS

The Group acquired a number of subsidiaries in the year and in the prior year. The net assets of the business acquired are reflected in the Group's financial statements at their fair value at acquisition date. The fair value of the consideration and the assets and liabilities acquired are summarised below.

	Fair value 2024 £m	Fair value 2023 £m
Intangible assets	**17**	141
Current assets	**20**	41
Other assets	**–**	3
Other liabilities	**–**	(49)
Other current liabilities	**(8)**	(37)
Other non-current liabilities	**(4)**	(6)
Deferred tax liabilities	**(4)**	(34)
Net Assets	**21**	59
Non-controlling interests	**–**	(2)
Goodwill	**34**	298
Consideration	**55**	355
Consideration satisfied by:		
Cash	**47**	227
Payments due to vendors	**8**	128

Goodwill arising from acquisitions represents the value of synergies and assembled workforce to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is nil (2023: £62 million).

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. There were no newly acquired subsidiaries with non-controlling interests that are individually material to the Group.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2024 and the date the financial statements have been authorised for issue.

28. DISPOSALS OF SUBSIDIARIES

DISPOSAL OF FGS GLOBAL

On 7 August 2024, the Group announced its intention to dispose of its 50.4% investment in FGS Global ("FGS"). On 2 December 2024, the disposal of FGS to Kite Bidco Inc., an entity controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR") was completed. Cash consideration of £613 million was received on the completion date. In addition, as part of the disposal agreement, loans owing by FGS to WPP Group entities totalling £93 million were settled. These loans were included as Borrowings in the balance sheet of FGS at disposal and were settled separately to the cash consideration.

	£m
Goodwill	448
Intangible assets	60
Right of use assets	59
Cash and cash equivalents[1]	93
Trade and other receivables	106
Accrued income	24
Other assets	29
Total assets	**819**
Borrowings	(93)
Lease liabilities	(74)
Deferred income	(16)
Trade and other payables	(93)
Deferred tax liabilities	(33)
Other liabilities	(3)
Total liabilities	**(312)**
Net assets	**507**
Non-controlling interests	(100)
Net assets disposed	**407**
Consideration received[1]	**613**
Gain on disposal before income tax and reclassification of foreign currency translation reserve	**206**
Reclassification of foreign currency translation reserve	69
Gain on disposal before income tax	**275**
Income tax expense on gain	(79)
Gain on disposal after income tax	**196**

Note

1 Consideration received less cash and cash equivalents disposed is included within 'Disposals of investments and subsidiaries' in investing activities in the consolidated cash flow statement

OTHER DISPOSALS

Proceeds from the disposal of other investments and subsidiaries during the year, less cash and cash equivalents disposed, amounted to £33 million (2023: £99 million), which is included within 'Disposals of investments and subsidiaries' in investing activities in the consolidated cash flow statement.

29. RELATED PARTY TRANSACTIONS

The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.

The following amounts were outstanding at 31 December 2024 and 2023:

	2024 £m	2023 £m
Amounts owed by related parties	**68**	74
Amounts owed to related parties	**(104)**	(75)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2024 or 2023.

30. EVENTS AFTER THE REPORTING PERIOD

There were no events after the reporting period that require disclosure.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WPP PLC

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

OPINION

In our opinion, the consolidated financial statements of WPP plc (the "company") and its subsidiaries (together the "group"):

- give a true and fair view of the state of the group's affairs at 31 December 2024 and of its profit and cash flows for the year then ended;
- have been properly prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"); and
- have been prepared in accordance with the requirements of the Companies (Jersey) Law 1991.

We have audited the financial statements, included within the Annual Report & Accounts 2024 (the "Annual Report"), which comprise: the consolidated balance sheet at 31 December 2024; the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Our opinion is consistent with our reporting to the Audit Committee.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

INDEPENDENCE

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which include the Financial Reporting Council's ("FRC") Ethical Standard, as applicable to listed public interest entities in accordance with the requirements of the Crown Dependencies' Audit Rules and Guidance for Market-Traded Companies and we have fulfilled our other ethical responsibilities in accordance with these requirements. To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided subject to one exception. During 2023 and prior to our formal appointment as the group's auditors for the year ended 31 December 2024, we identified that we had been engaged by one of the group's subsidiaries to provide tax advice related to tax return disclosures for certain shareholders of that subsidiary, which is a prohibited service under paragraph 5.40 of the FRC Revised Ethical Standard 2019. The service related to an immaterial subsidiary that did not form part of our evidence in respect of the audit of the group's consolidated financial statements and had no impact on the accounting records or internal controls over financial reporting. Based on our assessment of this breach, the nature and scope of the service and the subsequent actions taken, we confirm that the provision of this service has not affected our professional judgements in connection with our audit and we therefore remained independent for the purposes of the audit.

Other than those disclosed in note 3, we have provided no non-audit services to the company or its controlled undertakings in the period under audit.

OUR AUDIT APPROACH

OVERVIEW

Audit scope

- PwC component teams were deployed to perform audit procedures at 46 in-scope reporting units, only one of which is considered to be individually financially significant due to size
- The group audit team completed audit procedures over the consolidation and material balances and transactions processed centrally
- The operating units where we conducted audit procedures, together with work performed at corporate functions and at the group level, accounted for approximately 56% of the group's revenue and approximately 80% of the group's total assets

Key audit matters

- Impairment assessment of goodwill related to the AKQA Group and Landor cash generating units

Materiality

- Overall materiality: £73m based on approximately 5% of headline profit before tax
- Performance materiality: £36m representing a 50% haircut on overall materiality

THE SCOPE OF OUR AUDIT

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

KEY AUDIT MATTERS

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter
Impairment assessment of goodwill related to the AKQA Group and Landor cash generating units At 31 December 2024, the group had £7,610m (2023: £8,389m) of goodwill. The goodwill associated with AKQA Group and Landor cash generating units ("CGUs") amounted to £435m and £89m respectively. Goodwill is tested for impairment annually at 30 September or more frequently if impairment indicators exist. During the year, the group recognised a £237m impairment charge, of which £158m related to the AKQA Group. Potential impairments are identified by comparing the recoverable amount of a CGU to its carrying value, including goodwill. The recoverable amount is determined as the higher of value in use or fair value less costs of disposal, both of which are estimated by management using discounted cash flow models. The carrying value of goodwill is therefore dependent on estimates of future cash flows and there is a risk that if management does not achieve these cash flow estimates it could give rise to further impairment charges. This risk increases in periods when CGU trading performance does not meet expectations. The impairment assessments performed by management contain a number of assumptions. The assumptions used included forecasted revenue less pass-through costs growth, operating margins, long-term growth rates and post-tax discount rates. Changes in these assumptions can result in materially different impairment charges or available headroom. Management has identified revenue less pass-through costs growth and operating margins as key sources of estimation uncertainty. Refer to the critical judgements and estimation uncertainty in applying accounting policies section of the accounting policies and to note 11 for management's disclosures.	We evaluated and tested the design and operation of key controls in place over the goodwill impairment assessment process and over the group's forecasting process. We obtained management's impairment models at 30 September 2024 and we validated their mathematical integrity and compliance with the applicable accounting standards. We validated the carrying amounts of the net assets subject to impairment testing to the underlying accounting records, making sure that there was appropriate consistency between the assets and liabilities that were included and the related cash flows. We tested the completeness and accuracy of the underlying data used in the discounted cash flow model, compared the cash flow projections to the strategic plan and assessed how these projections are compiled. We evaluated the historical accuracy of management's budgeting and forecasting. We performed independent sensitivity analysis to identify the assumptions that could reasonably cause a material change in the impairment charge for AKQA Group and Landor. We evaluated the reasonableness of the assumptions including revenue less pass-through costs growth, operating margins, long-term growth rates and post-tax discount rates. We considered growth rates in comparison to past performance and external market and industry data to assess whether the forecasts are achievable and realistic. We considered whether the assumptions were consistent with evidence obtained in other areas of the audit. Deploying our valuations experts, we assessed the long-term growth rate and post-tax discount rate applied to each CGU compared with third party information, the group's cost of capital and relevant risk factors. We also compared the earnings multiples implied by the discounted cash flow models to recent acquisitions and peer companies. Management assessed that climate change factors do not have a material impact on the recoverable value of the CGUs. We considered the extent to which each CGU and the underlying client sectors which it serves are exposed to climate change risk and the forecast cost required to meet the group's carbon reduction commitments. We checked for any additional indicators of impairment at 31 December 2024 by considering full year performance and latest forecasts. We have assessed management's disclosures in light of the impairment testing we performed and IFRS requirements. Based on the procedures performed, we noted no material issues arising from our work.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WPP PLC CONTINUED

HOW WE TAILORED THE AUDIT SCOPE

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group, the accounting processes and controls and the industry in which it operates.

The financial statements are a consolidation of over 750 components, which comprise the group's operating businesses along with its centralised functions at the group, network and regional levels. In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at the components by us, as the group engagement team, or by component auditors of other PwC network firms under our instruction. We deployed component auditors to perform audit procedures at 46 in-scope components, including one financially significant component due to size in the US. We performed further audit procedures centrally over financial information at an additional 44 components to achieve sufficient coverage over consolidated balances and transactions. We supplemented these procedures over the group's operating businesses by completing testing at the network and regional levels, covering the network and regional hubs for all operating businesses included in our scope.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the financial statements as a whole. In addition to instructing and reviewing the reporting from our component audit teams, we were in regular dialogue with all of our component teams throughout the audit period, we led audit planning workshops and calls with key component team leaders to align on risk assessment and approach to key areas of the audit, we conducted file reviews for certain components and we participated in key meetings with local management. We made site visits to the US, China, Australia and Germany to meet with our component teams and local management in the group's largest markets in person. We also undertook the same oversight procedures for the UK-based components included in our scope for which our component teams are based in the same office as the group audit team.

The consolidation, financial statement disclosures and certain balances and transactions processed centrally by management in the UK were audited by the group audit team. This included procedures related to taxation, treasury, pensions, impairment and elements of expected credit losses on trade receivables.

Taken together, the audit procedures carried out by the group and component audit teams provided coverage of approximately 56% of the group's revenue and approximately 80% of the group's total assets. No individual component not included in our group audit scope contributed more than 3% to the group's revenue. This provided the evidence we needed for our opinion on the consolidated financial statements taken as a whole. This coverage was before considering the contribution to our audit evidence from performing audit work at the group level, including disaggregated analytical review procedures, which covered certain of the group's smaller and lower risk components that were not directly included in our group audit scope.

THE IMPACT OF CLIMATE RISK ON OUR AUDIT

Our audit involved enquiring with management to understand the process to assess the extent of the potential impact of climate-related risks on the group and its consolidated financial statements. The group identified the following climate-related risks: increased frequency of extreme weather and climate-related natural disasters; delivering carbon reduction commitments; change in regulation and reporting standards; and increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content and working on client briefs perceived to be environmentally detrimental. We considered the completeness of these risks by reference to our knowledge of the business, the risks identified by competitors and other sources such as the group's submission to the Carbon Disclosure Project. As disclosed within the accounting policies section of the consolidated financial statements, management has assessed there to be no material impact of climate change on the consolidated financial statements.

We assessed that the key area in the consolidated financial statements which is more likely to be materially impacted by climate change is the recoverability of goodwill. As part of our audit, we challenged how management had identified and incorporated the costs of meeting its 2025 scope 1 and 2 and 2030 scope 3 reduction targets within the forecasts. We also considered other areas of the financial statements dependent on forecasts, including the recoverability of deferred tax assets and the group's going concern assessment. Due to the short time horizon of the going concern assessment and the period over which deferred tax assets are recovered, we concluded that climate change does not have a material impact over these judgements. We evaluated how management assessed the exposure to physical risks at its key locations and whether the useful economic lives over which property-related assets are depreciated were appropriate in this context. We did not identify any matters as part of this work which were inconsistent with the disclosures in the Annual Report or which led to any material adjustments to the consolidated financial statements. In addition, with the assistance of PwC specialists, we assessed the Task Force on Climate-Related Financial Disclosures ("TCFD") recommended disclosures and we read the disclosures made in relation to climate-related risks in the other information within the Annual Report. We considered the consistency of these disclosures with the consolidated financial statements and the knowledge obtained from our audit. Our responsibility over the other information presented in the Annual Report is further described in the reporting on other information section of our report.

Our procedures did not identify any material impact in the context of our audit of the consolidated financial statements as a whole or on our key audit matter for the year ended 31 December 2024.

MATERIALITY

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	£73m
How we determined it	Approximately 5% of headline profit before tax
Rationale for benchmark applied	The group's principal measure of performance is headline profit, which excludes certain items from statutory profit that management believes are non-trading and/or that are large, unusual and non-recurring. We took this measure into account in determining our materiality as it is the metric against which the performance of the group is most commonly assessed by management and reported to shareholders.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between £4m and £30m. We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was set at 50% of overall materiality, amounting to £36m for the consolidated financial statements.

In determining the performance materiality, we considered a number of factors, including the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls along with the fact that this was a first year audit, and we concluded that an amount at the lower end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above £4m as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

CONCLUSIONS RELATING TO GOING CONCERN

Our evaluation of the directors' assessment of the group's ability to continue to adopt the going concern basis of accounting included:

- Evaluating and testing the group's key controls over the going concern and budgeting and forecasting process;
- Evaluating management's base case and severe but plausible downside scenarios by validating key assumptions including revenue less pass-through costs and forecast operating margins. We also assessed management's reverse stress test and we considered whether the declines in revenue less pass-through costs needed to eliminate the available liquidity were reasonably possible by reference to past experience. This work also considered the appropriateness of the mitigating measures modelled by management in the event of such declines;
- Assessing the historical accuracy and reasonableness of management's budgeting and forecasting;
- Validating the liquidity available to the group including through reviewing and understanding the key terms of all committed debt facilities and assessing the availability of the facilities. We also validated that scheduled debt repayments had been incorporated into the directors' assessment;
- Testing the mathematical integrity of management's models and liquidity headroom, sensitivity and reverse stress testing calculations; and
- Assessing the adequacy of the related going concern disclosures in the Annual Report.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WPP PLC CONTINUED

REPORTING ON OTHER INFORMATION

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

CORPORATE GOVERNANCE STATEMENT

The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement, included within the Corporate Governance section is materially consistent with the financial statements and our knowledge obtained during the audit and we have nothing material to add or draw attention to in relation to:

- The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them and their identification of any material uncertainties to the group's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The directors' explanation as to their assessment of the group's prospects, the period this assessment covers and why the period is appropriate; and
- The directors' statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the group was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the group and its environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for the members to assess the group's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS AND THE AUDIT

RESPONSIBILITIES OF THE DIRECTORS FOR THE FINANCIAL STATEMENTS

As explained more fully in the Statement of Directors' Responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations or have no realistic alternative but to do so.

AUDITORS' RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and the industry in which it operates, we identified that the principal risks of non-compliance with laws and regulations related to the US Foreign Corrupt Practices Act and UK Bribery Act and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as UK and overseas tax legislation, the Companies (Jersey) Law 1991, the UK Listing Rules and the US Securities and Exchange Commission rules and regulations. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls) and we determined that the principal risks were related to the manipulation of reported results through the posting of inappropriate journal entries and management bias in accounting for key estimates and in identifying and reporting headline adjustments. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Inquiries of management, internal audit, the group's internal and external legal counsel and the business integrity team, including considerations of known or suspected instances of non-compliance with laws and regulations and fraud;
- Inspecting correspondence, if any, with regulators and tax authorities and consideration of the impact, if any, on our audit and the disclosures made in the financial statements;
- Reviewing minutes of meetings of those charged with governance including the Board and Audit and Compensation Committees and reviewing internal audit, business integrity and other compliance reports;
- Evaluating and testing management's controls designed to prevent and detect irregularities;
- Identifying and testing journals, in particular journal entries posted with unexpected account combinations;
- Assessing matters reported on the group's whistleblowing helpline and understanding and evaluating the results of management's investigation of such matters;
- Evaluating items excluded from headline profit and validating that these adjustments are consistent with the group's policies and historical practice; and
- Challenging assumptions and judgements made by management in determining key accounting estimates.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

USE OF THIS REPORT

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Article 113A of the Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

OTHER REQUIRED REPORTING

COMPANIES (JERSEY) LAW 1991 EXCEPTION REPORTING

Under the Companies (Jersey) Law 1991, we are required to report to you if, in our opinion:

- We have not obtained all the information and explanations we require for our audit; or
- Proper accounting records have not been kept by the company or proper returns adequate for our audit have not been received from branches not visited by us; or
- The financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

APPOINTMENT

Following the recommendation of the Audit Committee, we were appointed by the members on 8 May 2024 to audit the financial statements for the year ended 31 December 2024 and subsequent financial periods. This is therefore our first year of uninterrupted engagement.

OTHER MATTER

The company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these financial statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R to 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors' report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements.

OTHER VOLUNTARY REPORTING

DIRECTORS' REMUNERATION

The company voluntarily prepares a Compensation Committee Report in accordance with the provisions of the UK's Companies Act 2006. The directors requested that we audit the part of the Compensation Committee Report specified by the UK's Companies Act 2006 to be audited as if the company were a UK quoted company.

In our opinion, the part of the Compensation Committee Report to be audited has been properly prepared in accordance with the UK's Companies Act 2006.

Giles Hannam
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Recognised Auditor
London
28 March 2025

ADDITIONAL INFORMATION

In this section







RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. They are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline earnings. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group's financial performance.

Reconciliation of revenue to revenue less pass-through costs:

	2024 £m	2023 £m
Revenue	**14,741**	14,845
Media pass-through costs	**(2,523)**	(2,174)
Other pass-through costs	**(859)**	(811)
Revenue less pass-through costs	**11,359**	11,860

Reconciliation of revenue to revenue less pass-through costs by reportable segment:

Year ended 31 December 2024	Global integrated agencies £m	Public relations £m	Specialist agencies £m
Revenue	**12,562**	**1,156**	**1,023**
Media pass-through costs	**(2,523)**	**–**	**–**
Other pass-through costs	**(655)**	**(67)**	**(137)**
Revenue less pass-through costs	**9,384**	**1,089**	**886**

Year ended 31 December 2023	Global integrated agencies £m	Public relations £m	Specialist agencies £m
Revenue	12,532	1,262	1,051
Media pass-through costs	(2,174)	–	–
Other pass-through costs	(607)	(82)	(122)
Revenue less pass-through costs	9,751	1,180	929

Reconciliation of revenue to revenue less pass-through costs:

North America	2024 £m	2023 £m
Revenue	**5,567**	5,528
Media pass-through costs	**(823)**	(613)
Other pass-through costs	**(350)**	(359)
Revenue less pass-through costs	**4,394**	4,556

United Kingdom	2024 £m	2023 £m
Revenue	**2,185**	2,155
Media pass-through costs	**(406)**	(378)
Other pass-through costs	**(191)**	(151)
Revenue less pass-through costs	**1,588**	1,626

Western Continental Europe	2024 £m	2023 £m
Revenue	**3,013**	3,037
Media pass-through costs	**(507)**	(496)
Other pass-through costs	**(131)**	(130)
Revenue less pass-through costs	**2,375**	2,411

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2024 £m	2023 £m
Revenue	**3,976**	4,125
Media pass-through costs	**(787)**	(687)
Other pass-through costs	**(187)**	(171)
Revenue less pass-through costs	**3,002**	3,267

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before taxation to headline operating profit:

	2024 £m	2023 £m
Profit before taxation	**1,031**	346
Finance and investment income	**(137)**	(127)
Finance costs	**417**	389
Revaluation and retranslation of financial instruments	**50**	(7)
Profit before interest and taxation	**1,361**	601
Earnings from associates	**(36)**	(70)
Operating profit	**1,325**	531
Operating profit margin[1] %	**9.0%**	3.6%
Goodwill impairment	**237**	63
Amortisation and impairment of acquired intangible assets	**93**	728
Other impairment charges	**26**	18
Restructuring and transformation costs	**251**	196
Property-related restructuring costs	**26**	232
Gains on disposal of investments and subsidiaries	**(322)**	(7)
Gain on disposal of property	**(7)**	–
Other transaction costs	**10**	–
Legal provision charges/(gains)	**68**	(11)
Headline operating profit	**1,707**	1,750
Headline operating profit margin[1] %	**15.0%**	14.8%
Finance and investment income	**137**	127
Finance costs (excluding interest expense related to lease liabilities)	**(319)**	(283)
Non-lease net interest expense	**(182)**	(156)
Non-lease interest cover[2] on headline operating profit	**9.4 times**	11.2 times

Notes

1 Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs

2 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics

Headline operating profit and headline operating margin are metrics that management uses to assess the performance of the business.

Headline operating profit margin before and after earnings from associates:

	Margin %	2024 £m	Margin %	2023 £m
Revenue less pass-through costs		**11,359**		11,860
Headline operating profit	**15.0**	**1,707**	14.8	1,750
Headline earnings from associates		**40**		37
Headline PBIT	**15.4**	**1,747**	15.1	1,787

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

	2024 £m	2023 £m
Headline PBIT (as above)	**1,747**	1,787
Depreciation of property, plant and equipment	**156**	165
Amortisation of other intangible assets	**32**	25
Headline EBITDA (including depreciation of right-of-use assets)	**1,935**	1,977
Depreciation of right-of-use assets	**213**	257
Headline EBITDA	**2,148**	2,234

Headline EBITDA is a key metric used for valuing companies and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric (average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x).

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2024 £m	2023 £m
Profit before taxation	**1,031**	346
Goodwill impairment	**237**	63
Amortisation and impairment of acquired intangible assets	**93**	728
Other impairment charges	**26**	18
Restructuring and transformation costs	**251**	196
Property-related restructuring costs	**26**	232
Gains on disposal of investments and subsidiaries	**(322)**	(7)
Gain on disposal of property	**(7)**	–
Other transaction costs	**10**	–
Legal provision charges/(gains)	**68**	(11)
Share of adjusting and other items for associates	**4**	(33)
Revaluation and retranslation of financial instruments	**50**	(7)
Headline PBT	**1,467**	1,525
Headline tax charge	**(411)**	(412)
Non-controlling interests	**(87)**	(87)
Headline earnings	**969**	1,026

Headline PBT and headline earnings are metrics that management uses to assess the performance of the business.

Calculation of headline taxation:

	2024 £m	2023 £m
Headline PBT	**1,467**	1,525
Tax charge	**402**	149
Tax charge relating to gains on disposal of investments and subsidiaries	**(85)**	(9)
Tax credit relating to restructuring and transformation costs and property- related costs	**58**	99
Tax charge relating to gains on disposal of property	**(2)**	–
Tax credit relating to litigation settlement	**–**	1
Deferred tax impact of the amortisation of acquisition related intangible assets and liabilities	**32**	157
Deferred tax relating to investments in associates	**6**	15
Headline tax charge	**411**	412
Headline tax rate	**28.0%**	27.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 28.0% (2023: 27.0%).

Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

HEADLINE EARNINGS PER SHARE

Calculation of basic headline EPS is as follows:

	2024 £m	2023 £m
Headline earnings (£ million)	**969**	1,026
Weighted average number of shares used in basic EPS calculation (million) (note 8)	**1,077**	1,072
Headline EPS	**89.9p**	95.7p

Calculation of diluted headline EPS is as follows:

	2024 £m	2023 £m
Headline earnings (£ million)	**969**	1,026
Weighted average shares used in headline diluted EPS calculation (million) (note 8)	**1,097**	1,094
Diluted headline EPS	**88.3p**	93.8p

Reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow:

	2024 £m	2023 £m
Cash generated by operations	**2,060**	1,845
Purchases of property, plant and equipment	**(189)**	(177)
Purchase of intangible assets	**(47)**	(40)
Repayment of lease liabilities	**(282)**	(259)
Interest paid on lease liabilities	**(95)**	(103)
Investment income	**11**	13
Share option proceeds	**2**	1
Adjusted operating cash flow	**1,460**	1,280
Corporation and overseas tax paid	**(392)**	(395)
Interest and similar charges paid	**(306)**	(275)
Interest received	**109**	116
Dividends from associates	**31**	43
Contingent consideration liabilities payments	**(97)**	(31)
Dividends paid to non-controlling interests in subsidiary undertakings	**(67)**	(101)
Adjusted free cash flow	**738**	637
Disposal proceeds	**667**	122
Net initial acquisition payments	**(153)**	(280)
Dividends	**(425)**	(423)
Share purchases	**(82)**	(54)
Adjusted net cash flow	**745**	2

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE CONTINUED

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net cash flow is meaningful to investors because it is the measure of the Group's funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

ADJUSTED NET DEBT AND AVERAGE ADJUSTED NET DEBT

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group.

Adjusted net debt at a period end consists of cash and short-term deposits, bank overdrafts and bonds due within one year, and bonds due after one year.

Reconciliation of adjusted net debt:

	2024 £m	2023 £m
Cash and cash equivalents	**2,638**	2,218
Borrowings due within one year	**(584)**	(946)
Borrowings due after one year	**(3,744)**	(3,775)
Adjusted net debt	**(1,690)**	(2,503)
Average adjusted net debt	**(3,485)**	(3,620)

Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Average adjusted net debt for 31 December 2024 and 31 December 2023 represents the average for the twelve month period ended 31 December 2024 and 31 December 2023 respectively.

Average adjusted net debt to headline EBITDA ratio:

	2024 £m	2023 £m
Average adjusted net debt (12 month rolling)	**(3,485)**	(3,620)
Headline EBITDA (12 month rolling)	**1,935**	1,977
Average adjusted net debt to headline EBITDA ratio	**(1.80)**	(1.83)

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 31 December 2024 and 31 December 2023

CONSTANT CURRENCY AND 'LIKE-FOR-LIKE'

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and like-for-like methods are given in the Glossary on pages 203 and 204.

Reconciliation of reported revenue to like-for-like revenue:

	£m	**%**
2023 reported	14,845	
Impact of exchange rate changes	**(473)**	**(3.2)**
Impact of acquisitions and disposals	**30**	**0.2**
Like-for-like growth	**339**	**2.3**
2024 reported	**14,741**	**(0.7)**

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

	£m	**%**
2023 reported	11,860	
Impact of exchange rate changes	**(369)**	**(3.1)**
Impact of acquisitions and disposals	**(13)**	**(0.1)**
Like-for-like decline	**(119)**	**(1.0)**
2024 reported	**11,359**	**(4.2)**

Reconciliation of headline operating profit to like-for-like headline operating profit:

	Margin %	**£m**	**%**
Headline operating profit			
2023 reported	14.8	**1,750**	
Impact of exchange rate changes		(75)	(4.3)
Impact of acquisitions and disposals		(3)	(0.2)
Like-for-like growth		35	2.0
2024 reported	15.0	**1,707**	(2.5)

EARNINGS FROM ASSOCIATES

Management reviews the 'earnings from associates' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.

The following table is an analysis of 'earnings from associates' and underlying component movements:

	2024 £m	2023[1] £m
Share of profit before interest and taxation	**43**	48
Share of adjusting and other items for associates	**(4)**	33
Share of interest and non-controlling interests	**10**	2
Share of taxation	**(13)**	(13)
Earnings from associates	**36**	70

Note

1 The share of profit before interest and taxation, share of interest and non-controlling interests and share of taxation amounts for the year ended 31 December 2023 were re-presented from £181 million, £(113) million and £(33) million to £48 million, £2 million and £(13) million respectively. There was nil impact on earnings from associates

SHAREHOLDER INFORMATION

SHARE CAPITAL AND CONTROL

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2024 can be found in note 26 to the financial statements.

Our ordinary shares are listed on the London Stock Exchange (LSE) and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs).

The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the AGM on 8 May 2024, shareholders passed resolutions authorising the Company, in accordance with its Articles, to allot shares up to a maximum nominal amount of £35,827,923 of which £5,374,188 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 24 to the financial statements on page 184.

AUTHORITY FOR PURCHASE OF OWN SHARES

At the AGM on 8 May 2024 shareholders passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 107,483,769 of its own shares in the market. In the year under review, no ordinary shares were purchased.

MAJOR SHAREHOLDERS

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company as at 31 December 2024 and 14 March 2025. Information provided to the Company under the DTRs is publicly available via the regulatory information services and on the Company's website.

	At 31 December 2024[1]	At 21 March 2025[1]
BlackRock Inc	10.00%	10.00%
Silchester International Investors LLP	5.03%	5.03%

[1] Percentage as at date of notification

SHAREHOLDERS AS AT 31 DECEMBER 2024

Holding of shares	Number of holders	% Owners	Shareholdings	% Outstanding
Up to 1,000	4,696	71	1,031,305	0.09
1,001 to 5,000	824	12	1,945,349	0.18
5,001 to 100,000	687	10	18,577,207	1.70
100,001 to 1,000,000	286	4	94,768,066	8.68
Over 1,000,000	104	2	975,072,324	89.34

Shareholders by geography	%
UK	21.2
United States	57.5
Rest of World	21.3
Total	**100**

Shareholders by type	%
Institutional investors	97.1
Our people	0.5
Other individuals	2.4
Total	**100**

SHAREHOLDER INFORMATION CONTINUED

SHARE PRICE

The closing price of the shares at 31 December was as follows:

	At 21 March 2025	2024	2023	2022	2021	2020
Ordinary 10p shares	627.2p	827.4p	753.0p	820.2p	1,119.5p	800.0p

Share price information is also available online at **wpp.com/investors/share-price**

SHARE BUYBACK PROGRAMME

The Board has been authorised to purchase ordinary shares in the capital of the Company under Article 12 of the Company's Articles of Association. The power under Article 12 and the authority for the Company to make purchases of its own shares are subject to the requirements of the Companies (Jersey) Law 1991 and to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the Company may be cancelled, held as Treasury shares or used for satisfying share options and grants under the Company's employee share plans.

DIVIDENDS

Subject to shareholder approval at the 2025 AGM, the final dividend for 2024 will become due and payable on 4 July 2025 to all holders of ordinary shares on the Register of Members at the close of business on 6 June 2025.

The table below sets out the dividend per share ordinary shareholders have received for the last five years.

	2024	2023	2022	2021	2020
Interim dividend per ordinary share	**15.00p**	15.00p	15.00p	12.50p	10.00p
Final dividend per ordinary share	**24.40p**	24.40p	24.40p	18.70p	14.00p
Total	**39.40p**	39.40p	39.40p	31.20p	24.00p

AMERICAN DEPOSITARY RECEIPTS (ADRS)

Each ADR represents five ordinary shares.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, sec.gov.

ADR DIVIDENDS

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 201).

Dividends per ADR in respect of each financial year are set out below.

	2024	2023	2022	2021	2020
In £ sterling					
Interim	**75.00p**	75.00p	75.00p	62.50p	50.00p
Final	**122.00p**	122.00p	122.00p	93.50p	70.00p
Total	**197.00p**	197.00p	197.00p	156.00p	120.00p
In US dollars[1]					
Interim	**95.89¢**	93.29¢	92.72¢	85.98¢	64.18¢
Final	**155.98¢**	151.74¢	150.83¢	128.63¢	89.85¢
Total	**251.87¢**	245.03¢	243.55¢	214.61¢	154.03¢

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.2785 (2023: US$1.2438, 2022: US$1.2363, 2021: US$1.3757). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders. The dividends received will be subject to US taxation.

LISTING RULES

For the purposes of UK Listing Rule (UKLR) 6.6.4R, the information required to be disclosed by that section can be found in the following locations:

Section	Applicable sub-paragraph within UKLR 6.6.4R	Location
11	Shareholder waiver of dividend	Directors' compensation report pages 119-142
12	Shareholder waiver of future dividends	Directors' compensation report pages 119-142

The above table sets out only those sections of UKLR 6.6.4R which are relevant. The remaining sections of UKLR 6.6.4R are not applicable

ARTICLES OF ASSOCIATION

There are no restrictions on amending the Articles of Association of the Company (Articles) other than the requirement to pass a special resolution of the shareholders at a general meeting. Subject to applicable law and the Company's Articles, the Directors may exercise all powers of the Company.

The Articles are available on the Company's website at **wpp.com/investors/corporate-governance**

SHAREHOLDER INFORMATION

2024 FINANCIAL CALENDAR

Ordinary dividend timetable	Final	Interim
Ordinary ex-dividend date	5 June 2025	9 October 2025
Dividend record date	6 June 2025	10 October 2025
Dividend payment date	4 July 2025	3 November 2025
Other key dates:		
2024 preliminary results	27 February 2025	
First quarter trading update	25 April 2025	
Annual General Meeting	23 May 2025	
2025 interim results	August 2025	
Third quarter trading update	October 2025	

RESULTS ANNOUNCEMENTS

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

SHAREHOLDER COMMUNICATIONS

A growing number of our shareholders have opted to receive communications from us electronically. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company's website, thus reducing our impact on the environment. Shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at investorcentre.co.uk/je or by contacting Computershare by the telephone number provided below.

WPP's public website, **wpp.com**, provides current and historical financial information, news releases, trading reports and share price information. Go to **wpp.com/investors**

PAYMENT OF DIVIDENDS

We are only able to pay cash dividends in to your nominated bank account. To update your payment details please go to **investorcentre.co.uk/je** or contact Computershare at the details below.

SHAREHOLDERS' REGISTER

The ordinary shareholders' register is kept at the offices of the Company's registrar in Jersey and is available for inspection on request. The address of the registrar is 13 Castle Street, St Helier, Jersey JE1 1ES.

ACCESS NUMBERS/TICKER SYMBOLS

	NYSE	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPP	WPP.N	WPP US

SHAREHOLDER CONTACTS

ORDINARY SHARES

For any queries regarding your shareholding, please contact Computershare:

By telephone: +44 (0)370 707 1411

Lines are open from Monday to Friday, 8.30am to 5.30pm UK time, excluding public holidays.

Using the contact form on the website: investorcentre.co.uk/je/contactus

In writing: Computershare Investor Services (Jersey) Limited, 13 Castle Street, St Helier, Jersey, JE1 1ES

AMERICAN DEPOSITARY RECEIPTS (ADRS) OFFICE

For any queries regarding WPP ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: +1 877 248 4237

Opening hours are Monday to Friday, 8.30am to 6pm US Eastern Standard Time. Please call +1 781 575 4555 if calling from outside of the US.

By email: citibank@shareholders-online.com

In writing: Citibank N.A., PO Box 43077, Providence, RI 02940–3077, USA

REGISTERED OFFICE

WPP plc
22 Grenville Street
St Helier
Jersey
JE4 8PX

Telephone: +44 (0)20 7282 4600

Registered number: 111714

Website: **wpp.com**

TAXATION INFORMATION

As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

DIVIDENDS RECEIVED

For the UK tax year that started on 6 April 2023 and ended on 5 April 2024, UK resident individuals received a Dividend Allowance in the form of a 0% tax rate on the first £1,000 of dividend income received. The Dividend Allowance has been cut to £500 for the tax year 6 April 2024 to 5 April 2025. Dividends received by UK resident individuals which are over the Dividend Allowance, are taxed at a rate of 8.75% for individuals in the basic rate band, at 33.75% for higher rate tax payers and at 39.35% for additional rate tax payers (individuals with income over £125,140 in the tax year).

CAPITAL GAINS TAX

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, shareholders are advised to consult their professional advisors.

CAPITAL GAINS

As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, shareholders are advised to consult their professional advisors.

FIVE-YEAR SUMMARY

	Continuing operations				
	2024 £m	2023 £m	2022 £m	2021 £m	2020 £m
Income statement					
Billings[1]	**50,354**	52,629	52,971	50,657	46,918
Revenue	**14,741**	14,845	14,429	12,801	12,003
Revenue less pass-through costs[1]	**11,359**	11,860	11,799	10,397	9,762
Operating profit/(loss)	**1,325**	531	1,358	1,229	(2,278)
Headline EBITDA[2]	**2,148**	2,234	2,267	2,024	1,813
Headline operating profit[2]	**1,707**	1,750	1,742	1,494	1,261
Profit/(loss) before taxation	**1,031**	346	1,160	951	(2,791)
Headline PBT[2]	**1,467**	1,525	1,602	1,365	1,041
Profit/(loss) for the year	**629**	197	775	721	(2,918)
Headline operating profit margin[2]	**15.0%**	14.8%	14.8%	14.4%	12.9%
Balance sheet					
Non-current assets	**11,848**	12,679	13,724	12,535	12,185
Net current (liabilities)/assets	**(1,855)**	(2,361)	(2,610)	(1,150)	755
Net assets	**3,734**	3,833	4,160	4,069	5,050
Adjusted net debt	**(1,690)**	(2,503)	(2,479)	(901)	(696)
Average adjusted net debt	**(3,485)**	(3,620)	(2,852)	(1,457)	(2,331)

	2024	2023	2022	2021	2020
Our people					
Revenue per employee (£000)	**132.5**	129.4	126.4	122.1	116.7
Revenue less pass-through costs[1] per employee (£000)	**102.1**	103.4	103.4	99.2	94.9
Staff cost per employee (£000)	**69.7**	70.9	71.5	68.4	63.8
Average headcount	**111,281**	114,732	114,129	104,808	102,822
Share information					
Headline[3] – basic earnings per share from continuing operations	**89.9p**	95.7p	100.2p	79.9p	60.7p
– diluted earnings per share from continuing operations	**88.3p**	93.8p	98.5p	78.5p	60.1p
Reported – basic earnings per share from continuing operations	**50.3p**	10.3p	62.2p	53.4p	(243.0p)
– diluted earnings per share from continuing operations	**49.4p**	10.1p	61.2p	52.5p	(243.0p)
Dividends per share[4]	**39.4p**	39.4p	39.4p	31.2p	24.0p
Share price – high	**893.6p**	1,051.5p	1,224.0p	1,129.5p	1,071.0p
– low	**678.8p**	681.2p	725.8p	765.8p	483.7p
Market capitalisation at year-end (£m)	**8,926**	8,094	8,784	12,919	9,803

Notes

1 Billings and revenue less pass-through costs are defined on pages 203 and 204
2 The calculation of 'headline' measures of performance (including headline EBITDA, headline operating profit, headline operating profit margin and headline PBT) is set out on pages 196 and 197
3 Headline earnings per share is set out on page 197
4 Dividends per share represents the dividends declared in respect of each year

The information on this page is unaudited.

GLOSSARY

Term used in this Annual Report	US equivalent or brief description
Adjusted free cash flow	Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets
Adjusted operating cash flow	Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets
Adjusted net cash flow	Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases
Adjusted operating cash flow conversion	Conversion is measured as adjusted operating cash flow (defined above) over headline operating profit (defined below)
Adjusting items	Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Allotted	Issued
Average adjusted net debt and adjusted net debt	Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt at a period end consists of cash and cash equivalents, borrowings due within one year and borrowings due after one year. Adjusted net debt excludes lease liabilities
Billings and estimated net new billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost (but excluding any impact from completion of project-related business that will not recur). The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount
Brand awareness	The number of people or percentage of a group that are aware of a brand
Brand consideration	Those who would consider purchasing a brand are measured as a subset of those aware of a brand
Called-up share capital	Ordinary shares, issued and fully paid
Click-through rate (CTR)	The ratio of the number of users exposed to a specific link on a website page or in an email and those who click the link and view the advertised product or service
Client Net Promoter Score (CNPS)	A metric used to assess overall customer satisfaction and how likely customers are to recommend a company to a peer or colleague
Company or Parent Company	WPP plc
Constant currency	The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2024 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements
Direct-to-consumer	Marketing from company to consumer without distributor or retailer involvement
ESOP	Employee share ownership plan
Establishment costs	Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Full-time equivalent (FTE) employee	A permanent person or employee of WPP Group or any of its majority-owned operating companies, as captured locally by each reporting unit and entered into the centralised finance system. FTE employees does not include contractors
General and administrative costs	General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs (defined above), based on the function of employees within the Group
General Data Protection Regulation (GDPR)	A European Union law governing digital data collection, use and storage
Group	WPP plc and its subsidiaries

GLOSSARY CONTINUED

Term used in this Annual Report	US equivalent or brief description
Headline costs	Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates
Headline earnings	Headline PBT less headline tax charge and headline non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains and share of adjusting and other items for associates
Headline earnings from associates	Earnings from associates, excluding share of adjusting and other items for associates
Headline operating profit	Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains
Headline operating profit margin	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs
Headline PBIT	Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains and earnings from associates (after interest and tax, excluding adjusting items)
Headline PBT	Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments
Headline net finance costs	Net finance costs (as defined above) excluding revaluation and retranslation of financial instruments
Headline tax charge	Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, restructuring and transformation costs and property-related costs, gains on disposal of property, litigation settlement, the deferred tax impact of the amortisation of acquisition related intangible assets and liabilities, and deferred tax relating to investments in associates, relating to gains/losses on disposal of investments and subsidiaries
IFRS/IAS	International Financial Reporting Standards/International Accounting Standards
Media/Digital Media billings	Media billings comprise our clients' spend on media, plus our fees. Within this, Digital Media billings comprises our billings in relation to media served on digital properties and platforms, including but not limited to online video, display, search, social, digital out of home and addressable TV
Net finance costs	All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, swaps and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments
Net working capital	The movement in net working capital consists of movements in trade receivables and accrued income, trade payables and deferred income, other receivables, other payables and provisions per the analysis of cash flows note 9
OCI	Consolidated statement of comprehensive income
Pass-through costs	Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs
Like-for-like	Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals
Profit	Income
Profit attributable to equity holders of the parent	Net income
Programmatic advertising	Automated buying and selling of ad inventory, using software to make data-driven decisions
Revenue less pass-through costs	Revenue less pass-through costs is revenue less media and other pass-through costs
Sarbanes-Oxley Act, or SOX	An Act passed in the United States to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Shares in issue	Shares outstanding
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated April 2018
WPP	WPP plc and its subsidiaries

WHERE TO FIND US

COMPANY CENTRES

LONDON
Sea Containers
18 Upper Ground
London SE1 9GL
Tel +44 (0)20 7282 4600

NEW YORK
3 World Trade Center
175 Greenwich Street
New York NY 10007
Tel +1 (212) 632 2200

ASIA PACIFIC
50 Scotts Road
Singapore 228242
Tel +65 6508 5219

COMPANY INFORMATION

If you would like further general information about WPP, its agencies or any of the programmes or initiatives mentioned in this Annual Report, please visit our website, wpp.com, or email: enquiries@wpp.com

INVESTOR INFORMATION

Investor relations material, contacts and our financial statements are available online at **wpp.com/investors**

Written by WPP
Consultancy, design and production by Design Bridge and Partners
www.designbridge.com

This report is printed on Arena Extra White Smooth and Symbol Freelife Satin which are both made from FSC® certified and other controlled material. Printed in the UK by Pureprint Group. A CarbonNeutral® company, certificated to Environmental Management System ISO14001 and holders of FSC® chain of custody certification.

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FORWARD-LOOKING STATEMENTS

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors" in the Group's most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

WEBSITE

WPP's website **wpp.com** gives additional information on the Group. Notwithstanding the references we make in this Annual Report to WPP's website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.